As filed with the U.S. Securities and Exchange Commission on February 25, 2026
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
COURSERA, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	7372 (Primary Standard Industrial Classification Code Number)	45-3560292 (IRS Employer Identification No.)

2440 West El Camino Real, Suite 500
Mountain View, California 94040
(650) 963-9884
(Address, including Zip Code, and Phone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Gregory M. Hart
President, Chief Executive Officer, and Director
Coursera, Inc.
2440 West El Camino Real, Suite 500
Mountain View, California 94040
(650) 963-9884
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
Copies of all communications, including communications sent to agent for service, should be sent to:

Ronald C. Chen, Esq. Kyle M. Diamond, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Alan B. Cardenas Senior Vice President, General Counsel and Secretary Coursera, Inc. 2440 West El Camino Real, Suite 500 Mountain View, California 94040 (650) 963-9884	Ken Hirschman General Counsel & Secretary James Babikian Associate General Counsel Udemy, Inc. 600 Harrison Street, 3rd Floor San Francisco, California 94107 (415) 813-1710	Remi P. Korenblit Martin W. Korman Lianna Whittleton Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation, or sale is not permitted.
PRELIMINARY - SUBJECT TO COMPLETION - DATED FEBRUARY 25, 2026

JOINT LETTER TO STOCKHOLDERS OF COURSERA, INC.
AND STOCKHOLDERS OF UDEMY, INC.
Dear Stockholders:
On December 17, 2025, Coursera, Inc. (“Coursera”), Chess Merger Sub, Inc., a direct wholly owned subsidiary of Coursera (“Merger Sub”), and Udemy, Inc. (“Udemy”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), which provides for the combination of Coursera and Udemy in an all-stock transaction. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Udemy (the “Merger”), with Udemy continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Coursera.
Holders of Coursera Common Stock (as defined below) (“Coursera Stockholders”) as of the close of business on [ ], 2026, the record date, are invited to virtually attend a special meeting of Coursera Stockholders (the “Coursera Special Meeting”) on [ ], 2026, at [ ] Pacific Time, via live webcast at www.virtualshareholdermeeting.com/COUR2026SM (the “Coursera Special Meeting Website”). At the Coursera Special Meeting, Coursera Stockholders will be asked to consider and vote upon: (1) a proposal to approve the issuance (the “Coursera Share Issuance”) of shares of common stock, par value $0.00001 per share, of Coursera (“Coursera Common Stock”) pursuant to the Merger (the “Coursera Share Issuance Proposal”), (2) a proposal to adopt an amendment to Coursera’s Amended and Restated Certificate of Incorporation, to increase the number of authorized shares of Coursera Common Stock from 300,000,000 shares to 600,000,000 shares (such amendment, the “Coursera Charter Amendment” and such proposal, the “Coursera Charter Amendment Proposal”) and (3) a proposal to approve one or more adjournments of the Coursera Special Meeting to a later date or time, if necessary or appropriate, including adjournments to permit the solicitation of additional votes or proxies if there are not sufficient votes cast at the Coursera Special Meeting to approve the Coursera Share Issuance Proposal or the Coursera Charter Amendment Proposal (the “Coursera Adjournment Proposal”).
Holders of Udemy Common Stock (as defined below) (“Udemy Stockholders”) as of the close of business on [ ], 2026, the record date, are invited to virtually attend a special meeting of Udemy Stockholders (the “Udemy Special Meeting”) on [ ], 2026, at [ ] Pacific Time, via live webcast at www.virtualshareholdermeeting.com/UDMY2026SM (the “Udemy Special Meeting Website”). At the Udemy Special Meeting, Udemy Stockholders will be asked to consider and vote upon: (1) a proposal to adopt the Merger Agreement (the “Udemy Merger Proposal”), (2) a proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to Udemy’s named executive officers that is based on or otherwise relates to the Merger (the “Udemy Non-binding Executive Compensation Advisory Proposal”) and (3) a proposal to approve one or more adjournments of the Udemy Special Meeting to a later date or time, if deemed necessary or appropriate, including adjournments to permit the solicitation of additional votes or proxies if there are not sufficient votes cast at the Udemy Special Meeting to approve the Udemy Merger Proposal (the “Udemy Adjournment Proposal”).
If the Merger is completed, Udemy Stockholders will be entitled to receive, for each issued and outstanding share of common stock, par value $0.00001 per share, of Udemy (“Udemy Common Stock”) owned by such Udemy Stockholders immediately prior to the effective time of the Merger (other than certain shares of Udemy Common Stock owned directly by Coursera, Udemy or Merger Sub), 0.800 shares of Coursera Common Stock (the “Merger Consideration”), as further described in the joint proxy statement/prospectus accompanying this notice. The market value of the Merger Consideration will fluctuate with the market price of Coursera Common Stock, and the difference between the market value of the Merger Consideration and the market value of Udemy Common Stock will fluctuate with the market prices of Coursera Common Stock and Udemy Common Stock. Based on the closing price of Coursera Common Stock on December 16, 2025, the last trading day before the public announcement of the signing of the Merger Agreement, the value of the per share Merger Consideration payable to holders of Udemy Common Stock upon completion of the Merger was approximately $6.35, representing a 26% premium to the average closing price of Udemy Common Stock over the last 30 trading days prior to such public announcement. Based on the closing price of Coursera Common Stock on [ ], 2026, the last practicable date before the date of the joint proxy statement/prospectus accompanying this notice, the value of the per share Merger Consideration payable to holders of Udemy Common Stock upon completion of the Merger was approximately $[ ]. Udemy Stockholders should obtain current stock price quotations for Coursera Common Stock and Udemy Common Stock. Coursera Common Stock is traded on the New York Stock Exchange under the symbol “COUR,” and Udemy Common Stock is traded on the Nasdaq Stock Market under the symbol “UDMY.”
Based on the number of shares of Udemy Common Stock outstanding as of [ ], 2026, and the number of outstanding Udemy equity awards currently estimated to be settled in Coursera Common Stock in connection with the Merger, Coursera expects to issue approximately [ ] shares of Coursera Common Stock in the aggregate in the Merger. Based on the number of shares of Coursera Common Stock outstanding as of [ ], 2026, we estimate that existing Coursera Stockholders will own approximately [ ]% of outstanding Coursera Common Stock, and former Udemy Stockholders (and holders of Udemy equity awards currently estimated to be settled in Coursera Common Stock in connection with the Merger) will own approximately [ ]% of outstanding Coursera Common Stock following the completion of the Merger.
In connection with the transactions contemplated by the Merger Agreement, on December 17, 2025, holders of shares of Udemy Common Stock affiliated with Insight Venture Partners entered into a voting agreement with Coursera (the “Udemy Stockholder Voting Agreement”) pursuant to which such holders agreed to vote, at the Udemy Special Meeting, shares of Udemy Common Stock owned by them representing approximately 26% of the total outstanding shares of Udemy Common Stock as of December 17, 2025 in favor of the adoption of the Merger Agreement and any proposal to adjourn or postpone any meeting of the stockholders of Udemy at which the foregoing matter is submitted for consideration if there is not a quorum or sufficient votes for approval of such matter on the date on which the meeting is held to vote upon the foregoing matter, in each case, on the terms and subject to the conditions set forth therein.
In connection with the transactions contemplated by the Merger Agreement, on December 17, 2025, Andrew Ng, the Chairman of the Board of Directors of Coursera, and certain holders of shares of Coursera Common Stock affiliated with New Enterprise Associates entered into a voting agreement with Udemy (the “Coursera Stockholder Voting Agreement” and, together with the Udemy Stockholder Voting Agreement, the “Voting Agreements”) pursuant to which such persons agreed to vote, at the Coursera Special Meeting, shares of Coursera Common Stock owned by them representing approximately 12% of the total outstanding shares of Coursera Common Stock as of December 17, 2025 in favor of the approval of the Coursera Charter Amendment and the Coursera Share Issuance and any proposal to adjourn or postpone any meeting of the stockholders of Coursera at which the foregoing matter is submitted for consideration if there is not a quorum or sufficient votes for approval of such matter on the date on which the meeting is held to vote upon any of the foregoing matters, in each case, on the terms and subject to the conditions set forth therein.
The Coursera Board of Directors has unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Coursera Share Issuance, the Coursera Charter Amendment and the transactions contemplated by the Voting Agreements, are advisable to, and in the best interests of, Coursera, taking into account the pecuniary interests of holders of Coursera Common Stock, the best interests of those materially affected by Coursera’s conduct and Coursera’s specific public benefit purpose; has unanimously adopted, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Coursera Share Issuance, the Coursera Charter Amendment and the transactions contemplated by the Voting Agreements, in each case on the terms and subject to the conditions set forth therein; and unanimously recommends that Coursera Stockholders vote “FOR” the Coursera Share Issuance Proposal, “FOR” the Coursera Charter Amendment Proposal and “FOR” the Coursera Adjournment Proposal.
The Udemy Board of Directors has unanimously determined that the Merger, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of Udemy and its stockholders; has unanimously adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger; and unanimously recommends that Udemy Stockholders vote “FOR” the Udemy Merger Proposal, “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal and “FOR” the Udemy Adjournment Proposal.
Coursera and Udemy will each hold a virtual special meeting of its stockholders to consider certain matters relating to the Merger, which may be attended via the Coursera Special Meeting Website and the Udemy Special Meeting Website, respectively. Coursera Stockholder approval of the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal is a condition to the completion of the Merger, and Udemy Stockholder approval of the Udemy Merger Proposal is a condition to the completion of the Merger.
Your vote is very important. To ensure your representation at your company’s special meeting, complete and return the applicable enclosed proxy card or submit your proxy by phone or on the Internet. Please vote promptly whether or not you expect to virtually attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote at your company’s special meeting.
The joint proxy statement/prospectus accompanying this notice is also being delivered to Udemy Stockholders as Coursera’s prospectus for its offering of shares of Coursera Common Stock in connection with the Merger.
The obligations of Coursera and Udemy to complete the Merger are subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the Merger. It also contains or references information about Coursera and Udemy and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section titled “Risk Factors” beginning on page 32 of the joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the Merger and the issuance of shares of Coursera Common Stock in connection with the Merger and how they will affect you.

Sincerely,	Sincerely,

Greg Hart President and Chief Executive Officer Coursera, Inc.	Hugo Sarrazin President and Chief Executive Officer Udemy, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or passed upon the adequacy or accuracy of the accompanying joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The joint proxy statement/prospectus is dated [ ], 2026 and is first being mailed to stockholders of Coursera and Udemy on or about [ ], 2026.

2440 West El Camino Real, Suite 500
Mountain View, California 94040
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF
COURSERA, INC.
Dear Stockholder,
You are cordially invited to attend a virtual-only special meeting of stockholders (the “Coursera Special Meeting”) of Coursera, Inc. (“Coursera”) to be held on [ ], 2026 at [ ] Pacific Time, via live webcast at www.virtualshareholdermeeting.com/COUR2026SM (the “Coursera Special Meeting Website”), for the following purposes:
•
to vote on a proposal to approve the issuance of shares of common stock, par value $0.00001 per share, of Coursera (“Coursera Common Stock”), pursuant to the terms of the Agreement and Plan of Merger, dated as of December 17, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among Coursera, Chess Merger Sub, Inc., a direct wholly owned subsidiary of Coursera (“Merger Sub”), and Udemy, Inc. (“Udemy”) (the “Coursera Share Issuance Proposal”);

•
to vote on a proposal to adopt an amendment to Coursera’s Amended and Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of Coursera Common Stock from 300,000,000 shares to 600,000,000 shares (the “Coursera Charter Amendment Proposal”); and

•
to vote on a proposal to approve one or more adjournments of the Coursera Special Meeting to a later date or time, if necessary or appropriate, including adjournments to permit the solicitation of additional votes or proxies if there are not sufficient votes cast at the Coursera Special Meeting to approve the Coursera Share Issuance Proposal or the Coursera Charter Amendment Proposal (the “Coursera Adjournment Proposal” and, together with the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal, the “Coursera Proposals”).

The Coursera Special Meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the Coursera Special Meeting online and vote your shares at the meeting by visiting the Coursera Special Meeting Website.
Stockholder approval of the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal is a condition to the completion of the transactions contemplated by the Merger Agreement, including the Merger between Merger Sub and Udemy (the “Merger”). Holders of Coursera Common Stock (“Coursera Stockholders”) will also be asked to approve the Coursera Adjournment Proposal. Coursera will transact no other business at the Coursera Special Meeting, except such business as may properly be brought before the Coursera Special Meeting or any adjournments or postponements thereof by or at the direction of the Coursera board of directors (the “Coursera Board”) in accordance with Coursera’s amended and restated bylaws. The record date for the Coursera Special Meeting has been set as the close of business on [ ], 2026. Only Coursera Stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Coursera Special Meeting via the Coursera Special Meeting Website or any adjournment or postponement of the Coursera Special Meeting. For additional information regarding the Coursera Special Meeting, see the section titled “Special Meeting of Coursera Stockholders” of the joint proxy statement/prospectus accompanying this notice.
The Coursera Board unanimously recommends that Coursera Stockholders vote “FOR” the Coursera Share Issuance Proposal, “FOR” the Coursera Charter Amendment Proposal and “FOR” the Coursera Adjournment Proposal.
The accompanying joint proxy statement/prospectus describes the Coursera Proposals in more detail. Please refer to the attached document, including the Merger Agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Coursera Special Meeting. You are encouraged to read the entire document carefully before voting. A summary of the Merger Agreement is included in the accompanying joint proxy statement/prospectus in the section titled “The Merger Agreement,” and a copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/prospectus, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. In addition, see the section titled “Risk Factors” beginning on page 32 of the joint proxy statement/prospectus accompanying this notice for an explanation of the risks associated with the Merger and the other transactions contemplated by the Merger Agreement.
PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE COURSERA SPECIAL MEETING VIA THE COURSERA SPECIAL MEETING WEBSITE. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.
If you have any questions concerning the Coursera Proposals, the Merger or the accompanying joint proxy statement/prospectus, would like additional copies or need help voting your shares of Coursera Common Stock, please contact Coursera’s proxy solicitor:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor,
New York, New York 10005
Banks and Brokers Call Collect: (646) 503-5595
Shareholders Call Toll-Free: (800) 820-2415
Email: COUR@dfking.com
Coursera is a public benefit corporation formed pursuant to Subchapter XV of the Delaware General Corporation Law.
Your vote is very important. The approval of the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal by the Coursera Stockholders is a condition to the completion of the Merger. The Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal each requires the affirmative vote of a majority of the votes cast by the holders of Coursera Common Stock at the Coursera Special Meeting. Coursera Stockholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or on the Internet. Simply follow the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS,

Alan B. Cardenas
Senior Vice President, General Counsel and Secretary
Coursera, Inc.

600 Harrison Street, 3rd Floor
San Francisco, California 94107
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

UDEMY, INC.
Dear Stockholder,
You are cordially invited to attend a virtual-only special meeting of stockholders (the “Udemy Special Meeting”) of Udemy, Inc. (“Udemy”) to be held on [ ], 2026, at [ ] Pacific Time, via live webcast at www.virtualshareholdermeeting.com/UDMY2026SM (the “Udemy Special Meeting Website”), for the following purposes:
•
to vote on a proposal to adopt the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of December 17, 2025, by and among Udemy, Coursera, Inc. (“Coursera”) and Chess Merger Sub, Inc. (“Merger Sub”) (the “Udemy Merger Proposal”), providing for, among other things, the combination of Udemy with Coursera pursuant to a merger between Merger Sub, a wholly owned subsidiary of Coursera, and Udemy (as the transaction may be restructured in accordance with the terms of the Merger Agreement, the “Merger”);

•
to vote on a proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to Udemy’s named executive officers that is based on or otherwise relates to the Merger (the “Udemy Non-binding Executive Compensation Advisory Proposal”); and

•
to vote on a proposal to approve one or more adjournments of the Udemy Special Meeting to a later date or time, if deemed necessary or appropriate, including adjournments to permit the solicitation of additional votes or proxies if there are not sufficient votes cast at the Udemy Special Meeting to approve the Udemy Merger Proposal (the “Udemy Adjournment Proposal” and, together with the Udemy Merger Proposal and the Udemy Non-binding Executive Compensation Advisory Proposal, the “Udemy Proposals”).

The Udemy Special Meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the Udemy Special Meeting online and vote your shares electronically at the meeting by visiting the Udemy Special Meeting Website.
Stockholder approval of the Udemy Merger Proposal is required to complete the Merger. Holders (“Udemy Stockholders”) of Udemy common stock, par value $0.00001 per share, (“Udemy Common Stock”) will also be asked to approve the Udemy Non-binding Executive Compensation Advisory Proposal and the Udemy Adjournment Proposal. The record date for the Udemy Special Meeting is the close of business on [ ], 2026. Only Udemy Stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Udemy Special Meeting (via the Udemy Special Meeting Website) or any reconvening of the Udemy Special Meeting following adjournment or postponement. For additional information regarding the Udemy Special Meeting, see the section titled “Special Meeting of Udemy Stockholders” of the joint proxy statement/prospectus accompanying this notice.
The Udemy board unanimously recommends that Udemy Stockholders vote “FOR” the Udemy Merger Proposal, “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal and “FOR” the Udemy Adjournment Proposal.
The accompanying joint proxy statement/prospectus describes the Udemy Proposals and related matters in more detail. Please refer to the attached document, including the Merger Agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Udemy Special Meeting. You are encouraged to read the entire document carefully before voting. A summary of the Merger Agreement is included in the accompanying joint proxy statement/prospectus in the section titled “The Merger Agreement” and a copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/prospectus, which are incorporated by reference into this notice to the same extent as if fully set forth herein. In addition, see the section titled “Risk Factors” beginning on page 32 of the joint proxy statement/prospectus accompanying this notice for an explanation of the risks associated with the Merger and the other transactions contemplated by the Merger Agreement.
PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE UDEMY SPECIAL MEETING VIA THE UDEMY SPECIAL MEETING WEBSITE. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.
If you have any questions concerning the Udemy Proposals, the Merger or the accompanying joint proxy statement/prospectus, would like additional copies or need help voting your shares of Udemy Common Stock, please contact Udemy’s proxy solicitor:
Alliance Advisors, LLC
150 Clove Road, Suite 400
Little Falls, New Jersey 07424
Call Toll-Free: 855-206-1851
Email: UDMY@allianceadvisors.com
Your vote is very important. The Merger is conditioned on the approval of the Udemy Merger Proposal by the Udemy Stockholders. The Udemy Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Udemy Common Stock entitled to vote on such proposal. Udemy Stockholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS,

Ken Hirschman
General Counsel and Secretary
Udemy, Inc.

REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates by reference important business and financial information about Coursera, Inc. (“Coursera”) and Udemy, Inc. (“Udemy”) from other documents that are not included in or delivered with this joint proxy statement/prospectus, including documents that Coursera and Udemy have filed with the U.S. Securities and Exchange Commission (the “SEC”). For a listing of documents incorporated by reference herein, see the section titled “Where You Can Find More Information.” This information is available for you to review free of charge through the SEC’s website at www.sec.gov.
You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Coursera or Udemy, without charge, by requesting them from the appropriate company in writing or by telephone at the following addresses and telephone numbers:

For Coursera Stockholders:	For Udemy Stockholders:

Coursera, Inc. 2440 West El Camino Real, Suite 500, Mountain View, California 94040 Attention: Investor Relations Telephone: (650) 963-9884	Udemy, Inc. 600 Harrison Street, 3rd Floor San Francisco, California 94107 Attention: Investor Relations Telephone: (415) 813-1710

or	or

D.F. King & Co., Inc. 28 Liberty Street, 53rd Floor, New York, New York 10005 Banks and Brokers Call Collect: (646) 503-5595 Shareholders Call Toll-Free: (800) 820-2415 Email: COUR@dfking.com	Alliance Advisors, LLC 150 Clove Road, Suite 400 Little Falls, New Jersey 07424 Call Toll-Free: 855-206-1851 Email: UDMY@allianceadvisors.com

To obtain timely delivery of these documents before the Coursera Special Meeting (as defined in the section titled “Questions and Answers about the Merger and the Special Meetings”), Coursera Stockholders (as defined below) must request the information no later than [ ], 2026 (which is five business days before the date of the Coursera Special Meeting).
To obtain timely delivery of these documents before the Udemy Special Meeting (as defined in the section titled “Questions and Answers about the Merger and the Special Meetings”), Udemy Stockholders (as defined below) must request the information no later than [ ], 2026 (which is five business days before the date of the Udemy Special Meeting).

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Coursera (File No. 333-[ ]) (the “Registration Statement”), constitutes a prospectus of Coursera under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Coursera, par value $0.00001 per share (“Coursera Common Stock”), to be issued to holders of Udemy common stock (“Udemy Stockholders”), par value $0.00001 per share (“Udemy Common Stock”), pursuant to the Agreement and Plan of Merger, dated as of December 17, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among Coursera, Chess Merger Sub, Inc. (“Merger Sub”) and Udemy.
This document also constitutes a notice of meeting and proxy statement of each of Coursera and Udemy under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Coursera has supplied all information contained or incorporated by reference herein relating to Coursera, and Udemy has supplied all information contained or incorporated by reference herein relating to Udemy. Coursera and Udemy have both contributed to the information relating to the Merger Agreement contained in this joint proxy statement/prospectus.
Neither Coursera nor Udemy has authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this joint proxy statement/prospectus in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the Merger Agreement. Coursera and Udemy take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated [ ], 2026, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to holders of Coursera Common Stock (“Coursera Stockholders”) or Udemy Stockholders nor the issuance by Coursera of shares of Coursera Common Stock pursuant to the Merger Agreement will create any implication to the contrary.
All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars unless otherwise indicated.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS
The following are some questions that you, as a Coursera Stockholder or a Udemy Stockholder, as applicable, may have regarding the Merger (each as defined below), the issuance of shares of Coursera Common Stock to Udemy Stockholders in connection with the Merger, the proposed amendment to the Coursera Charter (as defined below) and the other matters being considered at the Coursera Special Meeting and the Udemy Special Meeting (each as defined below), and the answers to those questions. Coursera and Udemy urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger, the issuance of shares of Coursera Common Stock in connection with the Merger, the proposed amendment to the Coursera Charter and the other matters being considered at the Coursera Special Meeting and the Udemy Special Meeting. Additional important information is also contained in the annexes to, and the other documents incorporated by reference in, this document.
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because Coursera, Udemy and Merger Sub have entered into the Merger Agreement, which provides for the combination of Coursera and Udemy in an all-stock transaction. Pursuant to the Merger Agreement, unless a Restructuring Election (as described below) is made, the combination will be structured as a merger of Merger Sub with and into Udemy upon the terms and subject to the conditions set forth in the Merger Agreement, with Udemy continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Coursera (the “Merger”). Your vote is required in connection with the Merger. The Merger Agreement, which governs the terms of the Merger, is attached to this joint proxy statement/prospectus as Annex A and is incorporated herein by reference.

Coursera Stockholders. The consummation of the Merger is conditioned on the approval or adoption by Coursera Stockholders of (i) the issuance of shares of Coursera Common Stock pursuant to the terms of the Merger Agreement (the “Coursera Share Issuance Proposal”) as required by the rules of the New York Stock Exchange (the “NYSE”) and (ii) an amendment to Coursera’s Amended and Restated Certificate of Incorporation (the “Coursera Charter”), in the form attached to the Merger Agreement and to this joint proxy statement/prospectus as Annex B (the “Coursera Charter Amendment”), to increase the number of authorized shares of Coursera Common Stock from 300,000,000 shares to 600,000,000 shares (the “Coursera Charter Amendment Proposal”). Coursera is holding a virtual special meeting of its stockholders (the “Coursera Special Meeting”) to obtain those approvals. Coursera Stockholders will also be asked to vote on a proposal to approve one or more adjournments of the Coursera Special Meeting to a later date or time, if deemed necessary or appropriate, including adjournments to permit the solicitation of additional votes or proxies if there are not sufficient votes cast at the Coursera Special Meeting to approve the Coursera Share Issuance Proposal or the Coursera Charter Amendment Proposal (the “Coursera Adjournment Proposal” and, together with the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal, the “Coursera Proposals”). Your vote is very important. We encourage you to submit a proxy to have your shares of Coursera Common Stock voted as soon as possible.
Udemy Stockholders. In order to consummate the Merger, Udemy Stockholders must adopt the Merger Agreement (the “Udemy Merger Proposal”) in accordance with the General Corporation Law of the State of Delaware (as it may be amended, the “DGCL”). Udemy is holding a virtual special meeting of its stockholders (the “Udemy Special Meeting”) to obtain this approval. Udemy Stockholders will also be asked to vote on (i) a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Udemy’s named executive officers that is based on or otherwise relates to the Merger (the “Udemy Non-binding Executive Compensation Advisory Proposal”) and (ii) a proposal to approve one or more adjournments of the Udemy Special Meeting to a later date or time, if deemed necessary or appropriate, including adjournments to permit the solicitation of additional votes or proxies if there are not sufficient votes cast at the Udemy Special Meeting to approve the Udemy Merger Proposal (the “Udemy Adjournment Proposal” and, together with the Udemy Merger Proposal and the Udemy Non-binding Executive Compensation Advisory Proposal, the “Udemy Proposals”). Your vote is very important. We encourage you to submit a proxy to have your shares of Udemy Common Stock voted as soon as possible.
Q:	When and where will the special meetings take place?
A:
Coursera. The Coursera Special Meeting will be held virtually via live webcast on [ ], 2026 at [ ] Pacific Time. Coursera Stockholders will be able to attend the Coursera Special Meeting online and vote their shares electronically during the meeting by visiting www.virtualshareholdermeeting.com/COUR2026SM (the “Coursera Special Meeting Website”). Because the Coursera Special Meeting is completely virtual and being conducted via live webcast, Coursera Stockholders will not be able to attend the meeting in person.
Udemy. The Udemy Special Meeting will be held virtually via live webcast on [ ], 2026 at [ ] Pacific Time. Udemy Stockholders will be able to attend the Udemy Special Meeting online and vote their shares electronically during the meeting by visiting www.virtualshareholdermeeting.com/UDMY2026SM (the “Udemy Special Meeting Website”). Because the Udemy Special Meeting is completely virtual and being conducted via live webcast, Udemy Stockholders will not be able to attend the meeting in person.
Q:	What matters will be considered at the special meetings?
A:	Coursera. The Coursera Stockholders are being asked to consider and vote on:
•	a proposal to approve the issuance of shares of Coursera Common Stock to Udemy Stockholders pursuant to the Merger Agreement, which we refer to as the Coursera Share Issuance Proposal;
•
a proposal to adopt an amendment to the Coursera Charter to increase the number of authorized shares of Coursera Common Stock from 300,000,000 shares to 600,000,000 shares, which we refer to as the Coursera Charter Amendment Proposal; and

•
a proposal to approve one or more adjournments of the Coursera Special Meeting to a later date or time, if necessary or appropriate, including adjournments to permit the further solicitation of additional votes or proxies if there are not sufficient votes cast at the Coursera Special Meeting to approve the Coursera Share Issuance Proposal or the Coursera Charter Amendment Proposal, which we refer to as the Coursera Adjournment Proposal.

Udemy. The Udemy Stockholders are being asked to consider and vote on:
•	a proposal to adopt the Merger Agreement, which we refer to as the Udemy Merger Proposal;
•
a proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to Udemy’s named executive officers that is based on or otherwise relates to the Merger, which we refer to as the Udemy Non-binding Executive Compensation Advisory Proposal; and

•
a proposal to approve one or more adjournments of the Udemy Special Meeting to a later date or time, if deemed necessary or appropriate, including adjournments to permit the solicitation of additional votes or proxies if there are not sufficient votes cast at the Udemy Special Meeting to approve the Udemy Merger Proposal, which we refer to as the Udemy Adjournment Proposal.

Q:	How important is my vote as a Coursera Stockholder or a Udemy Stockholder?
A:
Coursera. Your vote is very important. The consummation of the Merger is conditioned on the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal each being approved by the affirmative vote of a majority of the votes cast by holders of Coursera Common Stock at the Coursera Special Meeting at which a quorum is present. Only Coursera Stockholders as of the close of business on [ ], 2026 (such time, the “Coursera Record Date”) are entitled to vote at the Coursera Special Meeting. The board of directors of Coursera (the “Coursera Board”) unanimously recommends that such Coursera Stockholders vote “FOR” the Coursera Share Issuance Proposal, “FOR” the Coursera Charter Amendment Proposal and “FOR” the Coursera Adjournment Proposal.

Udemy. Your vote is very important. The Merger cannot be completed unless the Udemy Merger Proposal is approved by the affirmative vote of a majority of the outstanding shares of common stock of Udemy, par value $0.00001 per share (“Udemy Common Stock”) entitled to vote on the Merger Proposal. Only Udemy Stockholders as of the close of business on [ ], 2026 (such time, the “Udemy Record Date”) are entitled to vote at the Udemy Special Meeting. The board of directors of Udemy (the “Udemy Board”) unanimously recommends that such Udemy Stockholders vote “FOR” the Udemy Merger Proposal, “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal and “FOR” the Udemy Adjournment Proposal.
Q:	What Coursera Stockholder vote is required for the approval of the Coursera Proposals?
A:
The Coursera Share Issuance Proposal. Approval of the Coursera Share Issuance Proposal requires the affirmative vote of a majority of the votes cast by holders of Coursera Common Stock at the Coursera Special Meeting at which a quorum is present. Any shares not present or represented by proxy (including due to the failure of a Coursera Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Coursera Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Coursera Share Issuance Proposal, provided that a quorum is otherwise present. Similarly, assuming a quorum is present, an abstention, broker non-vote or other failure of any shares present or represented by proxy to vote on the Coursera Share Issuance Proposal will not have any effect on the Coursera Share Issuance Proposal. In addition, assuming a quorum is present, if a Coursera Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other Coursera Proposals, but not for the Coursera Share Issuance Proposal, it will not have any effect on the Coursera Share Issuance Proposal.
The Coursera Charter Amendment Proposal. Approval of the Coursera Charter Amendment Proposal requires the affirmative vote of a majority of the votes cast by holders of Coursera Common Stock at the Coursera Special Meeting at which a quorum is present. Any shares not present or represented by proxy (including due to the failure of a Coursera Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Coursera Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Coursera Charter Amendment Proposal, provided that a quorum is otherwise present. Similarly, assuming a quorum is present, an abstention, broker non-vote or other failure of any shares present or represented by proxy to vote on the Coursera Charter Amendment Proposal will not have any effect on the Coursera Charter Amendment Proposal. In addition, assuming a quorum is present, if a Coursera Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other Coursera Proposals, but not for the Coursera Charter Amendment Proposal, it will not have any effect on the Coursera Charter Amendment Proposal.
The Coursera Adjournment Proposal. Approval of the Coursera Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of Coursera Common Stock at the Coursera Special Meeting, whether or not a quorum is present. Any shares not present or represented by proxy (including due to the failure of a Coursera Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Coursera Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Coursera Adjournment Proposal. Similarly, an abstention, broker non-vote or other failure of any shares present or represented by proxy to vote on the Coursera Adjournment Proposal will not have any effect on the Coursera Adjournment Proposal. Approval of this proposal is not a condition to the completion of the Merger. In addition, if a Coursera Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other Coursera Proposals, but not for the Coursera Adjournment Proposal, it will not have any effect on the Coursera Adjournment Proposal.
Q:	What Udemy Stockholder vote is required for the approval of the Udemy Proposals?
A:
The Udemy Merger Proposal. Approval of the Udemy Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Udemy Common Stock entitled to vote on the Merger Proposal. If you are a Udemy Stockholder and fail to vote, fail to instruct your bank, broker or other nominee to vote or abstain from voting, it will have the same effect as a vote “AGAINST” the Udemy Merger Proposal.

The Udemy Non-binding Executive Compensation Advisory Proposal. Approval of the Udemy Non-binding Executive Compensation Advisory Proposal requires the affirmative vote of a majority of the shares of Udemy Common Stock present or represented by proxy at the Udemy Special Meeting and entitled to vote on the Udemy Non-binding Executive Compensation Advisory Proposal. Any shares not present or represented by proxy (including due to the failure of a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Udemy Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Udemy Non-binding Executive Compensation Advisory Proposal, provided that a quorum is otherwise present. Assuming a quorum is present, an abstention or other failure of any shares present or represented by proxy to vote on the Udemy Non-binding Executive Compensation Advisory Proposal will have the same effect as a vote “AGAINST” the Udemy Non-binding Executive Compensation Advisory Proposal. In addition, assuming a quorum is present, if a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Udemy Non-binding Executive Compensation Advisory Proposal, it will have the same effect as a vote “AGAINST” the Udemy Non-binding Executive

Compensation Advisory Proposal. As an advisory vote, this proposal is not binding on Udemy or the Udemy Board or Coursera or the Coursera Board, and approval of this proposal is not a condition to the completion of the Merger.
The Udemy Adjournment Proposal. Approval of the Udemy Adjournment Proposal requires the affirmative vote of a majority of the shares of Udemy Common Stock present or represented by proxy at the Udemy Special Meeting and entitled to vote on the Udemy Adjournment Proposal, whether or not a quorum is present. Any shares not present or represented by proxy (including due to the failure of a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Udemy Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Udemy Adjournment Proposal. An abstention or other failure of any shares present or represented by proxy to vote on the Udemy Adjournment Proposal will have the same effect as a vote “AGAINST” the Udemy Adjournment Proposal. In addition, if a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Udemy Adjournment Proposal, it will have the same effect as a vote “AGAINST” the Udemy Adjournment Proposal. Approval of this proposal is not a condition to the completion of the Merger.
Q:	If my shares of Coursera and/or Udemy Common Stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote those shares for me?
A:
If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. You must provide the record holder of your shares with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee cannot vote your shares on the Coursera Proposals or the Udemy Proposals to be considered at the Coursera Special Meeting or the Udemy Special Meeting, as applicable.

Coursera Proposals
Under the current NYSE rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the Coursera Proposals at the Coursera Special Meeting. There will not be any broker non-votes at the Coursera Special Meeting because each of the proposals to be presented at the Coursera Special Meeting is considered to be “non-routine.”
Udemy Proposals
Under the current rules of the Nasdaq Stock Market (the “Nasdaq”), brokers, banks or other nominees do not have discretionary authority to vote on any of the Udemy Proposals at the Udemy Special Meeting. There will not be any broker non-votes at the Udemy Special Meeting because each of the proposals to be presented at the Udemy Special Meeting is considered to be “non-routine.”
Q:	Who will count the votes?
A:
The votes at the Coursera Special Meeting will be counted by an independent inspector of elections appointed by the Coursera Board or its designees. The votes at the Udemy Special Meeting will be counted by an independent inspector of elections appointed by the Udemy Board or its designees.

Q:	Who do I contact if I am encountering difficulties attending the Coursera Special Meeting or the Udemy Special Meeting?
A:
Coursera. Help and technical support for accessing and participating in the virtual meeting will be available by following the instructions on the virtual meeting website (www.virtualshareholdermeeting.com/COUR2026SM). If you encounter any difficulties accessing the Coursera Special Meeting during the check-in or meeting time, refer to the technical support telephone number posted on the virtual meeting website login page and the virtual meeting rules of conduct posted on the Coursera Special Meeting Website (www.virtualshareholdermeeting.com/COUR2026SM). Please give yourself sufficient time to log in and ensure you can hear the streaming audio before the meeting starts.

Udemy. Help and technical support for accessing and participating in the virtual meeting will be available by following the instructions on the virtual meeting website (www.virtualshareholdermeeting.com/UDMY2026SM). If you encounter any difficulties accessing the Udemy Special Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Udemy Special Meeting Website login page (www.virtualshareholdermeeting.com/UDMY2026SM). Please give yourself sufficient time to log in and ensure you can hear the streaming audio before the meeting starts.
Q:	What will Coursera Stockholders receive if the Merger is completed?
A:
Coursera Stockholders are not entitled to any consideration with respect to their shares of Coursera Common Stock. However, as a result of the Merger, Coursera will become the parent company of Udemy and, as such, shares of Coursera Common Stock will, in addition to representing an ownership interest in Coursera, represent an indirect ownership interest in Udemy.

Q:	What will Udemy Stockholders receive if the Merger is completed?
A:
As a result of the Merger, each share of Udemy Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than any Cancelled Shares, as defined in the section titled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration”) will be converted into the right to receive 0.800 shares of Coursera Common Stock. We refer to this ratio as the “Exchange Ratio,” and the shares of Coursera Common Stock to be received as consideration as the “Merger Consideration.” We refer to the shares of Udemy Common Stock eligible to receive the Merger Consideration as “Eligible Shares.”

If you receive the Merger Consideration and would otherwise be entitled to receive a fractional share of Coursera Common Stock, you will receive cash in lieu of such fractional share, and you will not be entitled to dividends, voting rights or any other rights in respect of such fractional share.
For additional information regarding the Merger Consideration, see the sections titled “The Merger—Merger Consideration” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”
Q:	Will the Exchange Ratio change if the results of operations of Coursera or Udemy improve or decline or if the market prices of Coursera Common Stock or Udemy Common Stock increase or decrease?
A:
No, the Exchange Ratio will not change if the market prices of Coursera Common Stock or Udemy Common Stock change before the Merger and is fixed at 0.800 (subject only to an appropriate and proportionate adjustment in connection with certain reorganizations, recapitalizations, reclassifications, stock dividends, stock splits, reverse stock splits, or extraordinary dividends or distributions so as to give Coursera and Udemy Stockholders the same economic effect as contemplated by the Merger Agreement prior to such event). The amount of cash paid in lieu of fractional shares depends on the average of the closing-sale prices of Coursera Common Stock on the NYSE as reported by the Wall Street Journal for the consecutive period of five full trading days ending on the day preceding the Closing Date of the Merger (the “Closing Date”).

Q:	What will holders of Udemy equity awards receive if the Merger is completed?
A:	At the Effective Time, Udemy equity awards will be treated as follows:
Udemy Stock Options and Udemy SARS
Each option to purchase shares of Udemy Common Stock (an “Udemy Stock Option”) and each stock appreciation right in respect of shares of Udemy Common Stock (an “Udemy SAR”) that is outstanding and unexercised, whether vested or unvested, will be converted into a number of shares of Coursera Common Stock equal to the product of (1) the spread of (x) (i) the average closing price of Coursera Common Stock for the five full trading days preceding the Closing Date, multiplied by (ii) the Exchange Ratio over (y) the applicable per share exercise price, multiplied by (2) the number of shares of Udemy Common Stock subject to such award. Underwater Udemy Stock Options and Udemy SARs will be cancelled for no consideration.
Udemy RSU Awards
Each outstanding restricted stock unit award covering shares of Udemy Common Stock that is not subject to performance-based vesting conditions (an “Udemy RSU Award”) and was not granted in respect of services as a non-employee director of Udemy will be assumed by Coursera and converted into a restricted stock unit award covering Coursera Common Stock (a “Coursera RSU Award”) having the same terms and conditions as applied to the corresponding Udemy RSU Award as of immediately prior to the Effective Time, except that each such

Coursera RSU Award will cover a number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of shares of Udemy Common Stock that were subject to the Udemy RSU Award as of immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.
Udemy Director Awards
Each outstanding Udemy RSU Award that was granted in respect of the holder’s services as a non-employee director of Udemy (a “Director Award”) will become fully vested and converted into the right to receive the number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of shares of Udemy Common Stock that were subject to the Director Award as of immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.
Udemy PSU Awards
Each outstanding restricted stock unit award covering shares of Udemy Common Stock that is subject to performance-based vesting conditions (a “Udemy PSU Award”) will be assumed by Coursera and converted into a Coursera RSU Award having the same terms and conditions as applied to the corresponding Udemy PSU Award as of immediately prior to the Effective Time, except that each such Coursera RSU Award will cover that number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of shares of Udemy Common Stock that were subject to the Udemy PSU Award as of immediately prior to the Effective Time assuming performance at the greater of target and the actual level of performance as of immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.
For additional information regarding the treatment of Udemy equity awards, see the section titled “The Merger Agreement—Treatment of Udemy Equity Awards in the Merger.”
Q:	How will Udemy’s 2021 Employee Stock Purchase Plan be treated in connection with the Merger?
A:	No later than immediately prior to the Effective Time, the 2021 Employee Stock Purchase Plan (the “Udemy ESPP”) and all outstanding rights under the Udemy ESPP will be terminated.
Following the signing of the Merger Agreement on December 17, 2025;
•	no new participants will be permitted to participate in the Udemy ESPP;
•	existing participants in the Udemy ESPP will not be permitted to increase their payroll deduction or contribution rates;
•	no new offering period or other similar period will be authorized or commenced; and
•	the maximum number of shares that a participant in the Udemy ESPP is permitted to purchase will not be increased.
Q:	What percentage ownership will Udemy Stockholders hold in the Combined Company immediately following the Merger?
A:
Based on the number of shares of Coursera Common Stock and Udemy Common Stock outstanding as of [ ], 2026, and the number of outstanding Udemy equity awards currently estimated to be settled in Coursera Common Stock in connection with the Merger, and the Exchange Ratio of 0.800 shares of Coursera Common Stock for each share of Udemy Common Stock, Udemy Stockholders as of immediately prior to the Effective Time would hold, in the aggregate, approximately [ ]% of the issued and outstanding shares of Coursera Common Stock immediately following the Effective Time. The exact percentage ownership of Udemy Stockholders in Coursera immediately following the Effective Time will depend on the number of shares of Coursera Common Stock and Udemy Common Stock issued and outstanding immediately prior to the Effective Time and the number of issued and outstanding equity awards to be settled in shares of Coursera Common Stock in connection with the Merger, as described in the sections titled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration,” and “The Merger Agreement—Treatment of Udemy Equity Awards in the Merger.”

Q:	How do the Coursera and Udemy boards recommend that I vote?
A:
Coursera. The Coursera Board unanimously recommends that Coursera Stockholders vote “FOR” the Coursera Share Issuance Proposal, “FOR” the Coursera Charter Amendment Proposal and “FOR” the Coursera Adjournment Proposal. For additional information regarding how the Coursera Board recommends that Coursera Stockholders vote, see the section titled “The Merger—Recommendation of the Coursera Board and Reasons for the Merger.”

Udemy. The Udemy Board unanimously recommends that Udemy Stockholders vote “FOR” the Udemy Merger Proposal, “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal and “FOR” the Udemy Adjournment Proposal. For additional information regarding how the Udemy Board recommends that Udemy Stockholders vote, see the section titled “The Merger—Recommendation of the Udemy Board and Reasons for the Merger.”
Q:	Do any of the officers or directors of Coursera have interests in the Merger that may differ from or be in addition to my interests as a Coursera Stockholder?
A:
In considering the recommendation of the Coursera Board that Coursera Stockholders vote to approve the Coursera Proposals, Coursera Stockholders should be aware that Coursera’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of Coursera Stockholders generally. The Coursera Board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Merger Agreement and the Merger and in unanimously recommending that Coursera Stockholders approve the Coursera Proposals. For additional information, see the section titled “The Merger—Interests of Coursera Directors and Executive Officers in the Merger.”

Q:	Do any of the officers or directors of Udemy have interests in the Merger that may differ from or be in addition to my interests as a Udemy Stockholder?
A:
In considering the recommendation of the Udemy Board that Udemy Stockholders vote to approve the Udemy Proposals, Udemy Stockholders should be aware that Udemy’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of Udemy Stockholders generally. The Udemy Board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Merger Agreement and the Merger and in unanimously recommending that Udemy Stockholders approve the Udemy Proposals. For additional information, see the section titled “The Merger—Interests of Udemy Directors and Executive Officers in the Merger.”

Q:	Why are the Udemy Stockholders being asked to vote on executive officer compensation?
A:
The SEC has adopted rules that require Udemy to seek a non-binding advisory vote on certain compensation that may be paid or become payable to Udemy’s named executive officers that is based on or otherwise relates to the Merger. The vote is non-binding and will have no impact on the ability for the Merger and the other transactions contemplated by the Merger Agreement to be completed. Udemy urges its stockholders to read the section titled “The Merger—Interests of Udemy Directors and Executive Officers in the Merger.”

Q:	Who is entitled to vote at the Coursera Special Meeting and the Udemy Special Meeting?
A:
Coursera Special Meeting. The Coursera Board has fixed the close of business on [ ], 2026 as the Coursera Record Date. All holders of record of shares of Coursera Common Stock as of the Coursera Record Date are entitled to receive notice of, and to vote at, the Coursera Special Meeting via the Coursera Special Meeting Website or by proxy. As of the Coursera Record Date, there were [ ] shares of Coursera Common Stock outstanding. Attendance at the Coursera Special Meeting via the Coursera Special Meeting website is not required to vote. Instructions on how to vote your shares without virtually attending the Coursera Special Meeting are provided in this section below.

Udemy Special Meeting. The Udemy Board has fixed the close of business on [ ], 2026 as the Udemy Record Date. All holders of record of shares of Udemy Common Stock as of the Udemy Record Date are entitled to receive notice of, and to vote at, the Udemy Special Meeting via the Udemy Special Meeting Website or by proxy. As of the Udemy Record Date, there were [ ] shares of Udemy Common Stock outstanding. Attendance at the Udemy Special Meeting via the Udemy Special Meeting Website is not required to vote. Instructions on how to vote your shares without virtually attending the Udemy Special Meeting are provided in this section below.
Q:	How many votes do I have?
A:	Coursera Stockholders. Each Coursera Stockholder of record is entitled to one vote for each share of Coursera Common Stock held of record by such stockholder as of the Coursera Record Date.

Udemy Stockholders. Each Udemy Stockholder of record is entitled to one vote for each share of Udemy Common Stock held of record by such stockholder as of the Udemy Record Date.
Q:	What constitutes a quorum for each of the Coursera Special Meeting and the Udemy Special Meeting?
A:
Quorum for Coursera Special Meeting. The holders of a majority of the outstanding shares of Coursera Common Stock entitled to vote at the Coursera Special Meeting, present in person (via the Coursera Special Meeting Website) or by proxy, shall constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the Coursera Proposals or “abstain” from voting on the Coursera Proposals, your shares of Coursera Common Stock will be counted for purposes of calculating whether a quorum is present.

Quorum for Udemy Special Meeting. The holders of a majority of the outstanding shares of Udemy Common Stock entitled to vote at the Udemy Special Meeting, present via the Udemy Special Meeting Website or by proxy, shall constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the Udemy Proposals or “abstain” from voting on the Udemy Proposals, your shares of Udemy Common Stock will be counted for purposes of calculating whether a quorum is present.
Q:	What will happen to Coursera as a result of the Merger?
A:
If the Merger is completed, shares of Coursera Common Stock will continue to trade on the NYSE following the Merger under the ticker symbol “COUR.” The combined company following the completion of the Merger (the “Combined Company”) will be headquartered in the San Francisco Bay Area. Coursera and Udemy have also agreed to certain governance matters relating to the board of directors and management of the Combined Company. See “Summary—Board of Directors and Management of the Combined Company Following the Completion of the Merger” and “The Merger Agreement—Organizational Documents; Directors and Officers” for more information.

Q:	What will happen to Udemy as a result of the Merger?
A:
If the Merger is completed without the occurrence of a Restructuring Election (as defined in the Merger Agreement), Merger Sub will merge with and into Udemy. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and Udemy will continue as the surviving corporation in the Merger as a wholly owned subsidiary of Coursera. In connection with the Merger, shares of Udemy Common Stock will be delisted from the Nasdaq and will no longer be publicly traded.

If a Restructuring Election (as defined in the Merger Agreement) is made in accordance with and subject to the limitations in the Merger Agreement, then instead of the Merger of Merger Sub with and into Udemy as described above, a direct wholly owned corporate subsidiary of Coursera may merge with and into Udemy, with Udemy surviving such merger as a wholly owned subsidiary of Coursera, followed by a merger of Udemy with and into a second, direct wholly owned limited liability company subsidiary of Coursera, with the second wholly owned subsidiary of Coursera surviving such merger. Shares of Udemy Common Stock would still be delisted from the Nasdaq and would no longer be publicly traded. For more information in respect to a Restructuring Election, see the section titled “The Merger—Transaction Structure.”
Q:	I own shares of Udemy Common Stock. What will happen to those shares as a result of the Merger?
A:
If the Merger is completed, whether or not a Restructuring Election is made, your shares of Udemy Common Stock (other than Cancelled Shares (as defined below)) will be converted into the right to receive the Merger Consideration. All such shares of Udemy Common Stock, when so converted, will cease to be outstanding and will automatically be cancelled. Each holder of a share of Udemy Common Stock that was outstanding immediately prior to the Effective Time will cease to have any rights with respect to shares of Udemy Common Stock, except the right to receive the Merger Consideration, any dividends or distributions made with respect to shares of Coursera Common Stock with a record date after the Effective Time, and any cash to be paid in lieu of any fractional shares of Coursera Common Stock, in each case without interest thereon and to be issued or paid upon the exchange of any certificates or book-entry shares of Udemy Common Stock for Merger Consideration. For additional information, see the sections titled “The Merger—Merger Consideration” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”

Q:	Will the shares of Coursera Common Stock that Udemy Stockholders receive in the Merger be publicly traded?
A:
Yes. The shares of Coursera Common Stock that Udemy Stockholders receive in the Merger, as well as the shares of Coursera Common Stock held by Coursera Stockholders, will be listed and traded on the NYSE under the ticker symbol “COUR.”

Q:	What happens if the Merger is not completed?
A:
If the Merger is not completed for any reason, Udemy Stockholders will not receive any Merger Consideration in connection with the Merger, and their shares of Udemy Common Stock will remain outstanding. Udemy will remain an independent public company, and Udemy Common Stock will continue to be listed and traded on the Nasdaq. Additionally, if the Merger is not completed for any reason, Coursera will not issue shares of Coursera Common Stock to Udemy Stockholders, and the Coursera Charter Amendment will not be implemented, regardless of whether the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal are approved by Coursera Stockholders. If the Merger Agreement is terminated under specified circumstances, either Udemy or Coursera (depending on the circumstances) may be required to pay the other party a Termination Fee or other termination-related payment. For a more detailed discussion of the circumstances in which the Merger Agreement may be terminated or the obligation of the parties to pay termination-related fees, see “The Merger Agreement—Termination.”

Q:	What happens if the Udemy Non-binding Executive Compensation Advisory Proposal is not approved?
A:
The Udemy Non-binding Executive Compensation Advisory Proposal is advisory and non-binding, and neither the Merger nor the payment of any executive compensation is conditioned or dependent upon the approval of such proposal.

Q:	What is a proxy?
A:	A proxy is a legal designation of another person to vote the stock you own.
Q:	How can I vote my shares at the Coursera Special Meeting or at the Udemy Special Meeting?
A:
Coursera. Shares of Coursera Common Stock held directly in your name as the stockholder of record as of the close of business on [ ], 2026, the Coursera Record Date, may be voted at the Coursera Special Meeting via the Coursera Special Meeting website. Please note that attendance alone at the Coursera Special Meeting via the Coursera Special Meeting website will not cause the voting of your shares; you must affirmatively vote by proxy or via the Coursera Special Meeting Website. If you choose to attend the Coursera Special Meeting and vote your shares via the Coursera Special Meeting Website, you will need the control number included on your proxy card. If you are a beneficial owner of Coursera Common Stock but not the stockholder of record of such shares of Coursera Common Stock, you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to vote the shares in order to attend and vote at the Coursera Special Meeting.

Udemy. Shares of Udemy Common Stock held directly in your name as the stockholder of record as of the close of business on [ ], 2026, the Udemy Record Date, may be voted at the Udemy Special Meeting via the Udemy Special Meeting Website. Please note that attendance alone at the Udemy Special Meeting via the Udemy Special Meeting Website will not cause the voting of your shares; you must affirmatively vote by proxy or via the Udemy Special Meeting Website. If you choose to attend the Udemy Special Meeting and vote your shares via the Udemy Special Meeting Website, you will need the control number included on your proxy card. If you are a beneficial owner of Udemy Common Stock but not the stockholder of record of such shares of Udemy Common Stock, you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to vote the shares in order to attend and vote at the Udemy Special Meeting.
Q:	How can I vote my shares without attending the special meetings?
A:
Coursera. If you are a stockholder of record of Coursera Common Stock as of the close of business on [ ], 2026, the Coursera Record Date, you can vote by proxy, phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial, but not record, owner, you may vote by submitting voting instructions to your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the voting instructions and other materials provided by your broker, bank or other nominee.

Udemy. If you are a stockholder of record of Udemy Common Stock as of the close of business on [ ], 2026, the Coursera Record Date, you can vote by proxy, phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial, but not record, owner, you may vote by submitting voting instructions to your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the voting instructions and other materials provided by your broker, bank or other nominee.
Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?
A:
Coursera. If your shares of Coursera Common Stock are registered directly in your name with Coursera’s transfer agent, Equiniti Trust Company, LLC (“Equiniti”), you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name,” and access to proxy materials is being provided to you by your broker, bank or other nominee, and your voting instructions with respect to those shares must be submitted through your broker, bank or other nominee (or you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to vote the shares in order to attend and vote at the Coursera Special Meeting).

Udemy. If your shares of Udemy Common Stock are registered directly in your name with Udemy’s transfer agent, Equiniti, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name,” and access to proxy materials is being provided to you by your broker, bank or other nominee, and your voting instructions with respect to those shares must be submitted through your broker, bank or other nominee (or you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to vote the shares in order to attend and vote at the Udemy Special Meeting).
Q:	Can I vote my shares at the special meeting if I am only a beneficial owner and not a stockholder of record?
A:
If you are a beneficial owner of shares of Coursera Common Stock or Udemy Common Stock, you are also invited to attend the Coursera Special Meeting or the Udemy Special Meeting, as applicable. However, because you are not the Coursera Stockholder of record or Udemy Stockholder of record, you will need to obtain a control number from your broker, bank or other nominee holder of record in order to vote your shares at the Coursera Special Meeting or the Udemy Special Meeting, as applicable.

Q:	What should I do if I receive more than one set of voting materials?
A:
You may receive more than one set of voting materials relating to the Coursera Special Meeting and/or the Udemy Special Meeting if you hold shares of both Coursera Common Stock and Udemy Common Stock or if you hold shares of Coursera Common Stock and/or Udemy Common Stock in “street name” and also directly in your name as a stockholder of record or otherwise or if you hold shares of Coursera Common Stock and/or Udemy Common Stock in more than one brokerage account.

Direct holders (stockholders of record). For shares of Coursera and/or Udemy Common Stock held directly, complete, sign, date and return each proxy card (or cast your vote by phone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Coursera and/or Udemy Common Stock are voted.
Shares in “street name.” For shares of Coursera and/or Udemy Common Stock held in “street name” through a broker, bank or other nominee, follow the instructions provided by your broker, bank or other nominee with respect to each applicable account to vote your shares.
Q:	I hold shares of both Coursera Common Stock and Udemy Common Stock. Do I need to vote separately for each company?
A:
Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/prospectus both with respect to the voting of shares of Coursera Common Stock and with respect to the voting of shares of Udemy Common Stock in order to effectively vote the shares of common stock you hold in each company.

Q:	If I give a proxy, how will my shares of Coursera Common Stock or Udemy Common Stock, as applicable, covered by the proxy be voted?
A:
If you provide a proxy with voting instructions, regardless of whether you provide that proxy by phone, the Internet or completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of Coursera Common Stock or your shares of Udemy Common Stock, as applicable, in the way that you indicate when providing your proxy in respect of the shares of common stock you hold in such company. When completing the phone or Internet processes or the proxy card, you may specify whether your shares of Coursera Common Stock or Udemy Common Stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Coursera Special Meeting or the Udemy Special Meeting, as applicable.

Q:	How will my shares of Coursera Common Stock or Udemy Common Stock, as applicable, be voted if I return a blank proxy?
A:
Coursera. If you sign, date and return your proxy and do not indicate how you want your shares of Coursera Common Stock to be voted, then your shares of Coursera Common Stock will be voted as the Coursera Board recommends, which is currently “FOR” the Coursera Share Issuance Proposal, “FOR” the Coursera Charter Amendment Proposal and “FOR” the Coursera Adjournment Proposal.

Udemy. If you sign, date and return your proxy and do not indicate how you want your shares of Udemy Common Stock to be voted, then your shares of Udemy Common Stock will be voted as the Udemy Board recommends, which is currently “FOR” the Udemy Merger Proposal, “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal and “FOR” the Udemy Adjournment Proposal.
Q:	Can I change my vote after I have submitted my proxy?
A:
Coursera. Yes. If you are a stockholder of record of Coursera Common Stock as of the Coursera Record Date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Coursera Special Meeting in one of the following ways:

•	submit a new proxy card bearing a later date, which must be received by the deadline specified on the accompanying proxy card;
•	vote again by phone or the Internet at a later time by the deadline specified on the accompanying proxy card;
•
give written notice of your revocation to Coursera’s Secretary at 2440 West El Camino Real, Suite 500, Mountain View, CA 94040, which must be received before your proxy is voted at the Coursera Special Meeting; or

•
attend the Coursera Special Meeting and vote your shares. Please note that your attendance at the meeting via the Coursera Special Meeting Website will not alone serve to revoke your proxy; instead, you must vote your shares via the Coursera Special Meeting Website in order to do so.

If you are a beneficial, but not record, owner of Coursera Common Stock as of the Coursera Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Udemy. Yes. If you are a stockholder of record of Udemy Common Stock as of the Udemy Record Date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Udemy Special Meeting in one of the following ways:
•	submit a new proxy card bearing a later date, which must be received by the deadline specified on the accompanying proxy card;
•	vote again by phone or the Internet at a later time by the deadline specified on the accompanying proxy card;
•
give written notice of your revocation to Udemy’s Secretary at 600 Harrison Street, 3rd Floor, San Francisco, CA 94107, which must be received before your proxy is voted at the Udemy Special Meeting; or

•
attend the Udemy Special Meeting and vote your shares via the Udemy Special Meeting Website. Please note that your attendance at the meeting via the Udemy Special Meeting Website will not alone serve to revoke your previously submitted proxy; instead, you must vote your shares via the Udemy Special Meeting Website in order to do so.

If you are a beneficial, but not record, owner of Udemy Common Stock as of the Udemy Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Q:	Are there any Coursera Stockholders or Udemy Stockholders that have already committed to vote in favor of the Coursera Proposals or the Udemy Proposals?
A:
Yes, in connection with the Merger Agreement, (i) certain holders of shares of Udemy Common Stock affiliated with Insight Venture Partners (collectively, the “Udemy Significant Stockholders”) entered into a voting agreement with Coursera (the “Udemy Stockholder Voting Agreement”) pursuant to which such holders agreed to vote, at the Udemy Special Meeting, shares of Udemy Common Stock owned by them representing approximately [ ]% of the total outstanding shares of Udemy Common Stock as of the Coursera Record Date in favor of the adoption of the Merger Agreement and (ii) Andrew Ng, the Chairman of the Coursera Board, and certain holders of shares of Coursera Common Stock affiliated with New Enterprise Associates entered into a voting agreement with Udemy (the “Coursera Stockholder Voting Agreement” and, together with the Udemy Stockholder Voting Agreement, the “Voting Agreements”) pursuant to which such persons agreed to vote, at the Coursera Special Meeting, shares of Coursera Common Stock owned by them representing approximately [ ]% of the total outstanding shares of Coursera Common Stock as of the Coursera Record Date in favor of the approval of the Coursera Charter Amendment and the Coursera Share Issuance (as defined below in the section titled “Coursera Proposals”), in each case, on the terms and subject to the conditions set forth in the applicable Voting Agreement. More information may be found in “Other Agreements Related to the Merger.”

Q:	Where can I find the voting results of the special meetings?
A:
Within four business days following certification of the final voting results, Coursera and Udemy each intend to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K. A preliminary tally will also be reported at each special meeting; however, this tally will not be final and will be subject to change until reported by each company in its applicable Current Report on Form 8-K.

Q:	If I do not support the Merger as a Coursera and/or Udemy Stockholder, what are my rights?
A:
Coursera Stockholders. Coursera Stockholders may vote against the Coursera Proposals if they do not support the Merger. Under Delaware law, Coursera Stockholders are not entitled to appraisal rights in connection with the issuance of shares of Coursera Common Stock as contemplated by the Merger Agreement or otherwise in connection with the Merger.

Udemy Stockholders. Udemy Stockholders may vote against the Udemy Proposals if they do not support the Merger. Because shares of Udemy Common Stock are listed on the Nasdaq and Udemy Stockholders are not required to receive consideration other than shares of Coursera Common Stock, which are listed on the NYSE, and cash in lieu of fractional shares in the Merger, holders of Udemy Common Stock are not entitled to appraisal rights under Delaware law in connection with the Merger.
Q:	Are there any risks that I should consider as a Coursera and/or Udemy Stockholder in deciding how to vote?
A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of Coursera and Udemy contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.

Q:	What happens if I sell my shares before the special meetings?
A:
Coursera Stockholders. The Coursera Record Date is earlier than the date of the Coursera Special Meeting. If you transfer your shares of Coursera Common Stock after the Coursera Record Date but before the Coursera Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Coursera Special Meeting.

Udemy Stockholders. The Udemy Record Date is earlier than the date of the Udemy Special Meeting. If you transfer your shares of Udemy Common Stock after the Udemy Record Date but before the Udemy Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Udemy Special Meeting but will have transferred the right to receive the Merger Consideration to the person to whom you transferred your shares of Udemy Common Stock.

Q:	What happens if I sell my shares after the special meetings but before the Closing of the Merger?
A:
Coursera Stockholders. If you transfer your shares of Coursera Common Stock prior to the Closing of the Merger (the “Closing”), you will cease to be a Coursera Stockholder and will not have an interest in the Combined Company.

Udemy Stockholders. If you transfer your shares of Udemy Common Stock after the Udemy Special Meeting but before the Closing, you will have transferred the right to receive the Merger Consideration to the person to whom you transfer your shares. In order to receive the Merger Consideration, you must hold your shares of Udemy Common Stock through completion of the Merger.
Q:	What are the material U.S. federal income tax consequences of the Merger to Udemy Stockholders?
A:
Coursera and Udemy intend for the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. It is a condition to the obligation of Udemy to complete the Merger that Udemy receives an opinion from external counsel, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger (or, if a Restructuring Election is effective, the Two-Step Merger (as defined below)) will be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. The foregoing opinion of counsel will be based on, among other things, certain representations made by Coursera and Udemy and certain assumptions, all of which must be consistent with the state of facts existing at the time of the Merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinion may be invalid, and the conclusions reached therein could be jeopardized. In addition, an opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service (the “IRS”) or the courts, which may not agree with the conclusions set forth in such opinion.

If the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) qualifies as a reorganization, then U.S. holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 139) of shares of Udemy Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Coursera Common Stock in exchange for Udemy Common Stock in the Merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Coursera Common Stock). The material U.S. federal income tax consequences of the Merger are discussed in more detail in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 139. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.
TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:	When is the Merger expected to be completed?
A:
Coursera and Udemy are working to complete the Merger as quickly as possible. Subject to the satisfaction or waiver of the conditions described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger,” including the approval of the Udemy Merger Proposal by Udemy Stockholders at the Udemy Special Meeting and the approval of the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal by Coursera Stockholders at the Coursera Special Meeting, the transaction is expected to close by the second half of 2026. However, neither Coursera nor Udemy can predict the actual date on which the Merger will be completed, nor can the parties assure that the Merger will be completed, because completion is subject to conditions beyond either company’s control. In addition, if the Merger is not completed by December 17, 2026 (or June 17, 2027, if extended pursuant to the Merger Agreement in certain circumstances), either Coursera or Udemy may choose not to proceed with the Merger by terminating the Merger Agreement.

Q:	What are the conditions to completion of the Merger?
A:	The merger is subject to a number of conditions to Closing as specified in the Merger Agreement. These closing conditions include, among others, that (i) the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal must have been approved by Coursera Stockholders, (ii) the Udemy Merger Proposal must have been approved by Udemy Stockholders, (iii) any waiting period (and extension thereof or timing agreements) applicable to the Merger and the other transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) must have expired or been terminated (on February 9, 2026, the Federal Trade Commission (the “FTC”) granted early termination of the waiting period under the HSR Act), (iv) all applicable consents, clearances or approvals and expirations or termination of any waiting periods (or extensions thereof) under certain applicable foreign regulatory laws relating to the Merger and the other transactions contemplated by the Merger Agreement must have been obtained, expired or terminated, as the case may be, (v) no governmental entity having jurisdiction over Coursera, Udemy or Merger Sub has issued any order, injunction, decree or other legal restraint that is in effect enjoining or otherwise prohibiting the consummation of the Merger, and no law that makes the consummation of the Merger illegal or otherwise prohibited may have been enacted or enforced, (vi) the registration statement, of which this joint proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order and (vii) the shares of Coursera Common Stock issuable to Udemy Stockholders pursuant to the Merger Agreement must have been authorized for listing on the NYSE, subject only to official notice of issuance. More information may be found in “The Merger Agreement—Conditions to the Completion of the Merger.”
Q:	If I am a Udemy Stockholder, how will I receive the Merger Consideration to which I am entitled?
A:
If you are a holder of physical (or paper) certificates that represent Eligible Shares of Udemy Common Stock (“Udemy Common Stock Certificates”), as soon as reasonably practicable after the Effective Time, Equiniti, the Exchange Agent (the “Exchange Agent”), will mail you a notice advising you of the effectiveness of the Merger and a letter of transmittal and instructions for the surrender of your Udemy Common Stock Certificates. After receiving a duly completed and validly executed letter of transmittal in accordance with the instructions, and such other documents as the Exchange Agent may reasonably require, the Exchange Agent will send to you (1) a statement reflecting the aggregate whole number of shares of Coursera Common Stock (which will be in uncertificated book-entry form) that you have the right to receive pursuant to the Merger Agreement and (2) a check in the amount equal to (x) the cash payable in lieu of any fractional shares of Coursera Common Stock and (y) any dividends and other distributions on the shares of Coursera Common Stock issuable to you as Merger Consideration.

If you are a holder of book-entry shares representing Eligible Shares of Udemy Common Stock (“Udemy Book-entry Shares”) that are held in “street name,” the Exchange Agent will transmit via your broker, bank or other nominee as soon as reasonably practicable on or after the Closing Date (1) the aggregate whole number of shares of Coursera Common Stock (which will be in uncertificated book-entry form) that you have the right to receive pursuant to the Merger Agreement and (2) a check in the amount equal to (x) cash in lieu of any fractional shares of Coursera Common Stock and (y) any dividends and other distributions on the shares of Coursera Common Stock issuable to you as Merger Consideration, in each case, with respect to those Udemy Book-entry Shares held in street name.
If you are a holder of record of Udemy Book-entry Shares, the Exchange Agent will deliver to you, as soon as reasonably practicable after the Effective Time, (1) a notice advising you of the effectiveness of the Merger, (2) a statement reflecting the aggregate whole number of shares of Coursera Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (3) a check in the amount equal to (x) the cash payable in lieu of any fractional shares of Coursera Common Stock and (y) any dividends and other distributions on the shares of Coursera Common Stock issuable to you as Merger Consideration.
No interest will be paid or accrued on any amount payable for shares of Udemy Common Stock eligible to receive the Merger Consideration pursuant to the Merger Agreement.
For additional information on the exchange of Udemy Common Stock for the Merger Consideration, see the section titled “The Merger Agreement—Exchange of Shares.”

Q:	If I am a holder of Udemy common stock certificates, do I need to send in my Udemy Common Stock Certificates at this time to receive the Merger Consideration?
A:
No. Please DO NOT send your Udemy Common Stock Certificates with your proxy card. You should carefully review and follow the instructions set forth in the letter of transmittal, which will be mailed to you separately from the proxy materials, regarding the surrender of your stock certificates.

Q:	Who will solicit and pay the cost of soliciting proxies?
A:
Coursera. Coursera has retained D.F. King & Co., Inc. (“D.F. King”) to assist in the solicitation process. Coursera will pay D.F. King a fee of $25,000, as well as reimbursement of reasonable and customary documented expenses. Coursera also has agreed to indemnify D.F. King against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Udemy. Udemy has retained Alliance Advisors, LLC (“Alliance”) to assist in the solicitation process. Udemy has paid Alliance a fee of $40,000, as well as reimbursement of reasonable and customary documented expenses. Udemy also has agreed to indemnify Alliance against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Q:	What is “householding”?
A:
To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Coursera Common Stock but who share the same address, Coursera has adopted a procedure approved by the SEC called “householding.” Under this procedure, stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus until such time as one or more of these stockholders notifies Coursera that they want to receive separate copies. In addition, the broker, bank or other nominee for any stockholder who is a beneficial owner of Coursera Common Stock may deliver only one copy of this joint proxy statement/prospectus to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the Coursera Stockholders. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Coursera Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

Udemy has also elected to institute householding.
Q:	What should I do now?
A:
You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or the Internet as soon as possible so that your shares of Coursera Common Stock and/or Udemy Common Stock will be voted in accordance with your instructions.

Q:	Who can answer my questions about the Coursera Special Meeting and/or Udemy Special Meeting, or the transactions contemplated by the Merger Agreement?
A:
Coursera Stockholders. If you have any questions about the Coursera Special Meeting or the information contained in this joint statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact Coursera’s proxy solicitor:

D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, New York 10005
Banks and Brokers Call Collect: (646) 503-5595
Shareholders Call Toll-Free: (800) 820-2415
Email: COUR@dfking.com

Udemy Stockholders. If you have questions about the Udemy Special Meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact Udemy’s proxy solicitor:
Alliance Advisors, LLC
150 Clove Road, Suite 400
Little Falls, New Jersey 07424
Call Toll-Free: 855-206-1851
Email: UDMY@allianceadvisors.com
Q:	Where can I find more information about Coursera, Udemy and the Merger?
A:
You can find out more information about Coursera, Udemy and the Merger by reading this joint proxy statement/prospectus and, with respect to Coursera and Udemy, from various sources described in the section titled “Where You Can Find More Information,” including where you can find Udemy’s and Coursera’s filings with the SEC.

SUMMARY
This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this joint proxy statement/ prospectus and its annexes carefully and in its entirety, as well as the other documents to which Coursera and Udemy refer before you decide how to vote with respect to the proposals to be considered and voted on at the Coursera Special Meeting or the Udemy Special Meeting, as applicable (each as defined below). In addition, Coursera and Udemy incorporate by reference important business and financial information about Coursera and Udemy into this joint proxy statement/prospectus, as further described in the section titled “Where You Can Find More Information.” You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section titled “Where You Can Find More Information.” Each item in this summary includes a page reference directing you to a more complete description of that item in this joint proxy statement/prospectus.
Information About the Companies (page 46)
Coursera, Inc.
Coursera was launched in 2012 by Andrew Ng and Daphne Koller with a mission to provide universal access to world-class learning. Today, it is one of the largest online learning platforms in the world, with 197 million registered learners as of December 31, 2025. Coursera partners with over 375 leading university and industry partners to offer a broad catalog of content and credentials, including courses, Specializations, Professional Certificates and degrees. Coursera’s platform innovations—including generative AI-powered features like Coach, Role Play and Course Builder, and role-based solutions like Skills Tracks—enable instructors, partners and companies to deliver scalable, personalized and verified learning. Institutions worldwide rely on Coursera to upskill and reskill their employees, students and citizens in high-demand fields such as GenAI, data science, technology and business, while learners globally turn to Coursera to master the skills they need to advance their careers. Coursera is a Delaware public benefit corporation and a Certified B Corporation (“B Corp”).
The principal trading market for shares of Coursera Common Stock (NYSE: COUR) is the NYSE. The principal executive offices of Coursera are located at 2440 West El Camino Real, Suite 500, Mountain View, California 94040; its telephone number is (650) 963-9884; and its website is www.coursera.com. Information on Coursera’s Internet website is not incorporated by reference into or otherwise part of this proxy statement/prospectus.
For additional information about Coursera and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section titled “Where You Can Find More Information.”
Udemy, Inc.
The principal executive offices of Udemy are located at 600 Harrison Street, 3rd Floor, San Francisco, California 94107; its telephone number is (415) 813-1710; and its website is www.udemy.com. Information on Udemy’s Internet website is not incorporated by reference into or otherwise part of this proxy statement/prospectus.
Udemy is an AI-powered skills acceleration platform transforming how companies and individuals across the world build the capabilities needed to thrive in a rapidly evolving workplace. By combining on-demand, multi-language content with real-time innovation, Udemy delivers personalized experiences that empower organizations to scale workforce development and help individuals build the technical, business and soft skills most relevant to advancing their careers. Udemy’s consumer marketplace has attracted over 84 million learners in over 180 countries. Udemy’s network of more than 91,000 instructors have developed over 293,000 courses across 75 languages, spanning critical skill domains including technology, business, leadership and personal development. Udemy’s enterprise SaaS platform, Udemy Business, enables companies around the world to offer engaging and effective on-demand and immersive learning for all employees, laboratory-style learning for tech teams and cohort-based learning focused on leadership development. Udemy Business offers organizations access to over 33,000 of the highest rated on-demand, exclusive courses from its marketplace across 16 languages, enhanced with AI-powered personalization, skills gap analysis, and outcome measurement that demonstrates tangible returns on investment to enterprise customers. Udemy Common Stock is listed on the Nasdaq, trading under the symbol “UDMY.”
For additional information about Udemy and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section titled “Where You Can Find More Information.”

Chess Merger Sub, Inc.
Merger Sub is a direct wholly owned subsidiary of Coursera. Upon the completion of the Merger, Merger Sub will cease to exist. Merger Sub was incorporated in Delaware on December 11, 2025 for the sole purpose of effecting the Merger.
The principal executive offices of Merger Sub are located at 2440 West El Camino Real, Suite 500, Mountain View, California 94040; its telephone number is (650) 963-9884.
The Combined Company
The Combined Company will be headquartered in the San Francisco Bay Area. Coursera and Udemy have also agreed to certain governance matters relating to the board of directors and management of the Combined Company (the “Combined Company Board”) following the completion of the Merger. See “The Merger—Board of Directors and Management of the Combined Company Following the Completion of the Merger” and “The Merger Agreement—Organizational Documents; Directors and Officers” below for more information.
Absent a Restructuring Election (as defined below), Udemy will continue to exist as the surviving entity of the merger with Merger Sub and as a wholly owned subsidiary of Coursera. In the case of a Restructuring Election, instead of the merger of Merger Sub with and into Udemy as described below, a direct wholly owned corporate subsidiary of Coursera may merge with and into Udemy, with Udemy surviving such merger as a wholly owned subsidiary of Coursera, followed by a merger of Udemy with and into a second, direct wholly owned limited liability company subsidiary of Coursera, with the second wholly owned subsidiary of Coursera surviving such merger (together, the “Two-Step Merger”). The shares of Coursera Common Stock will continue to trade on the NYSE under the ticker symbol “COUR.”
The Merger and the Merger Agreement (pages 62 and 113)
The terms and conditions of the Merger are contained in the Merger Agreement, which is the legal document that governs the Merger. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. Coursera and Udemy encourage you to read the Merger Agreement carefully and in its entirety.
Each of the Coursera Board and the Udemy Board has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement. Pursuant to the terms and subject to the conditions included in the Merger Agreement, Merger Sub will merge with and into Udemy, with Udemy surviving the merger as a wholly owned subsidiary of Coursera (or, if a Restructuring Election is made in certain circumstances in accordance with and subject to the limitations in the Merger Agreement, the Two-Step Merger will occur).
Merger Consideration (page 62)
As a result of the Merger, whether or not a Restructuring Election is made, each eligible share of Udemy Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) will be converted into the right to receive 0.800 shares of Coursera Common Stock.
No new certificates or scrip representing fractional shares of Coursera Common Stock will be issued upon the surrender for exchange of Old Certificates (as defined in the section titled “The Merger Agreement— Effect of the Merger on Capital Stock; Merger Consideration”), no dividend or distribution with respect to Coursera Common Stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Combined Company. In lieu of the issuance of any such fractional share, each former holder of shares of Udemy Common Stock who otherwise would be entitled to receive such fractional share will receive an amount in cash (rounded to the nearest cent) determined by multiplying (1) the average of the closing-sale prices of Coursera Common Stock on the NYSE as reported by the Wall Street Journal for the consecutive period of five full trading days ending on the day preceding the Closing Date by (2) the fraction of a share (after taking into account all shares of Udemy Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Coursera Common Stock which such holder would otherwise be entitled to receive pursuant to the Merger Agreement.
Risk Factors (page 32)
The Merger and an investment in Coursera Common Stock involve risks, some of which are related to the transactions contemplated by the Merger Agreement. You should carefully consider the information about these risks set forth under the section titled “Risk Factors” beginning on page 32, together with the other information included or incorporated by reference in this joint proxy statement/prospectus, particularly the risk factors contained in Coursera’s and Udemy’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Udemy Stockholders should carefully consider those risk factors before deciding how to vote with respect to the Udemy Merger Proposal and the Udemy Non-binding Executive Compensation Advisory Proposal to be considered and voted on at the Udemy Special Meeting, and Coursera Stockholders should carefully consider those risk factors before deciding how to vote with respect to the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal to be considered and voted on at the Coursera Special Meeting. For additional information, see the section titled “Where You Can Find More Information.”
Treatment of Udemy Equity Awards in the Merger (page 114)
Udemy Stock Options and SARs
Effective as of the Effective Time, except as otherwise provided in the Merger Agreement, each Udemy Stock Option and each Udemy SAR will be converted into the right to receive a number of shares of Coursera Common Stock equal to the product of (1) the Net Option Share Amount (as defined in the section titled “The Merger Agreement— Treatment of Udemy Equity Awards in the Merger—Udemy Stock Options and SARs”), multiplied by (2) the Exchange Ratio.
Udemy RSU Awards
Effective as of the Effective Time, except as otherwise provided in the Merger Agreement, each outstanding Udemy restricted stock unit award and Udemy performance stock unit award (or portion thereof) covering shares of Udemy Common Stock that is not subject to performance-based vesting conditions, including any restricted stock unit award whose performance-based vesting conditions have been satisfied (a “Udemy RSU Award”) that is not a Director Award, will be assumed by Coursera and converted automatically into a restricted stock unit award covering Coursera Common Stock (an “Assumed RSU Award”) having the same terms and conditions as applied to the corresponding Udemy RSU Award as of immediately prior to the Effective Time (including, for the avoidance of doubt, any applicable vesting schedules and termination protections that apply following consummation of the Merger); except that each Assumed RSU Award will cover that number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of shares of Udemy Common Stock that were subject to the Udemy RSU Award as of immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.
Udemy Director Awards
Effective as of the Effective Time, except as otherwise provided in the Merger Agreement, each outstanding Director Award will become fully vested and converted into the right to receive the number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of shares of Udemy Common Stock that were subject to the Director Award as of immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.
Udemy PSU Awards
Effective as of the Effective Time, except as otherwise provided in the Merger Agreement, each outstanding Udemy PSU Award will be assumed by Coursera and converted automatically into an Assumed RSU Award having the same terms and conditions as applied to the corresponding Udemy PSU Award as of immediately prior to the Effective Time, except that each Assumed RSU Award will cover that number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of unvested shares of Udemy Common Stock that were subject to the Udemy PSU Award as of immediately prior to the Effective Time (including, for the avoidance of doubt, any applicable vesting schedules and termination protections that apply following consummation of the Merger), assuming performance at the greater of target and the actual level of performance as of immediately prior to the Effective Time, in accordance with the terms of the applicable award agreements, multiplied by (2) the Exchange Ratio.
Udemy Employee Stock Purchase Plan
The Udemy ESPP and all outstanding rights thereunder (including providing any requisite notice to participants in the Udemy ESPP pursuant to the terms of the Udemy ESPP) will not be assumed by Coursera. Except as otherwise provided in the Merger Agreement, Udemy will take all necessary action to terminate the Udemy ESPP no later than as of immediately prior to the Effective Time. Udemy will take all necessary action to ensure that (1) no new participants are permitted to participate in the Udemy ESPP and that existing participants in the Udemy ESPP will not be permitted to increase their payroll deduction or contribution rates from those in effect on the date of the Merger Agreement, (2) except for any offering period (inclusive of any rolling purchase periods thereunder) or other similar period during which shares may be purchased in effect on the date of the Merger Agreement, no new offering period or such other similar period will be authorized or commenced after the date of the Merger Agreement and (3) the maximum number of shares that a participant in the Udemy ESPP is permitted to purchase will not be increased. Unless otherwise agreed to by Udemy and Coursera, the final offering period under the Udemy ESPP will terminate no later than the day immediately prior to the Effective Time. Udemy will not grant any Policy RSU (as defined in the Udemy Phantom Employee Stock Purchase Grant Policy), including in respect of the final offering period.
For additional information regarding the treatment of Udemy equity awards, see the section titled “The Merger Agreement—Treatment of Udemy Equity Awards in the Merger.”
Recommendation of the Coursera Board and Reasons for the Merger (page 79)
The Coursera Board unanimously recommends that Coursera Stockholders vote (1) “FOR” the Coursera Share Issuance Proposal, (2) “FOR” the Coursera Charter Amendment Proposal and (3) “FOR” the Coursera Adjournment Proposal.
For the factors considered by the Coursera Board in reaching this decision and additional information on the recommendation of the Coursera Board, see the section titled “The Merger—Recommendation of the Coursera Board and Reasons for the Merger.”
Recommendation of the Udemy Board and Reasons for the Merger (page 90)
The Udemy Board, after considering various factors described in the section of this joint proxy statement/prospectus titled “The Merger—Recommendation of the Udemy Board and Reasons for the Merger,” unanimously: (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Udemy and its stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; and (3) recommended that Udemy Stockholders vote in favor of adopting the Merger Agreement.
The Udemy Board unanimously recommends that you vote: (1) “FOR” the Udemy Merger Proposal; (2) ”FOR” the Udemy Non-binding Executive Compensation Advisory Proposal; and (3) “FOR” the Udemy Adjournment Proposal.
For more information, see the section of this joint proxy statement/proxy statement titled “The Merger—Recommendation of the Udemy Board and Reasons for the Merger.”
Opinions of Financial Advisors (pages 85 and 94)
Opinion of Qatalyst Partners
Coursera retained Qatalyst Partners LP (“Qatalyst Partners”) to act as its financial advisor in connection with the Merger and to evaluate whether the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement was fair, from a financial point of view, to Coursera. Coursera selected Qatalyst Partners to act as Coursera’s financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of Coursera and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of its opinion in this joint proxy statement/prospectus. At the special meeting of the Coursera Board on December 16, 2025, Qatalyst Partners rendered to the Coursera Board its oral opinion, which was confirmed by delivery of a written opinion dated as of December 16, 2025, to the effect that, as of such date and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement was fair, from a financial point of view, to Coursera.
The full text of Qatalyst Partners’ written opinion, dated as of December 16, 2025, is attached hereto as Annex E. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. Coursera Stockholders should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Coursera Board and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement, to Coursera, and it does not address any other aspect of the Merger. It does not constitute a recommendation as to how any Coursera Stockholders or Udemy Stockholders should vote with respect to the Merger or any other matter and does not in any manner address what the value of Coursera Common Stock will be when issued pursuant to the Merger or the price at which Coursera Common Stock or Udemy Common Stock will trade or otherwise be transferable at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.
Opinion of Morgan Stanley
Udemy engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) to act as financial advisor to the Udemy Board in connection with the proposed merger between Udemy and Coursera. The Udemy Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, as well as its knowledge of Udemy’s business and the industry in which it operates. At the meeting of the Udemy Board on December 16, 2025, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to Udemy Stockholders (other than holders of the Cancelled Shares).
The full text of the written opinion of Morgan Stanley, dated as of December 16, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex F. You are encouraged to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion was rendered for the benefit of the Udemy Board, in its capacity as such, and addressed only the fairness from a financial point of view of the Exchange Ratio pursuant to the Merger Agreement to Udemy Stockholders (other than holders of the Cancelled Shares) as of the date of the opinion. The opinion was addressed to, and rendered for the benefit of, the Udemy Board and was not intended to, and does not, constitute advice or a recommendation to any Coursera Stockholder or Udemy Stockholder as to how to vote or act on any matter with respect to the Merger or related transactions or any other action with respect to the transactions contemplated by the Merger Agreement, including the Merger.
For more information, see the section of this joint proxy statement/proxy statement titled “The Merger—Opinion of Morgan Stanley.”
Special Meeting of Coursera Stockholders (page 48)
Date, Time, Place and Purpose of the Coursera Special Meeting
The Coursera Special Meeting will be held virtually via live webcast on [  ], 2026, at [  ] Pacific Time. Because the Coursera Special Meeting is completely virtual and being conducted via live webcast, Coursera Stockholders will not be able to attend the Coursera Special Meeting in person. You are entitled to attend the Coursera Special Meeting only if you are a stockholder of record of Coursera at the Coursera Record Date or you held your shares of Coursera Common Stock beneficially in the name of a broker, bank or other nominee as of the Coursera Record Date, or if you hold a valid proxy for the Coursera Special Meeting. Such Coursera Stockholders will be able to attend the Coursera Special Meeting online and vote their shares during the meeting by visiting www.virtualshareholdermeeting.com/COUR2026SM, which we refer to as the Coursera Special Meeting Website. Coursera Stockholders will need the 16-digit control number found on their proxy cards in order to access the Coursera Special Meeting Website.
Any beneficial holders that hold their shares of Coursera Common Stock in “street name” by a bank, brokerage firm or other nominee who do not have a 16-digit control number should follow the instructions provided on the voting instructions provided by their broker, bank or other nominee. In addition to registering for the Coursera Special Meeting, such holders that wish to vote at the Coursera Special Meeting must obtain a legal proxy executed in their favor from their bank, broker or other nominee prior to the Coursera Special Meeting.
The purpose of the Coursera Special Meeting is to consider and vote on the Coursera Share Issuance Proposal, the Coursera Charter Amendment Proposal and the Coursera Adjournment Proposal. Approval of the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal (collectively, the “Requisite Coursera Vote”) is a condition to the obligations of Coursera and Udemy to complete the Merger.

Record Date and Outstanding Shares of Coursera Common Stock
Only holders of record of issued and outstanding shares of Coursera Common Stock as of the close of business on [  ], 2026, the Coursera Record Date, are entitled to notice of, and to vote at, the Coursera Special Meeting, whether via the Coursera Special Meeting Website or by proxy, or any adjournment or postponement of the Coursera Special Meeting.
As of the Coursera Record Date, there were [  ] shares of Coursera Common Stock issued and outstanding and entitled to vote at the Coursera Special Meeting. Coursera Stockholders may cast one vote for each share of Coursera Common Stock held by them as of the Coursera Record Date.
A complete list of Coursera Stockholders entitled to vote at the Coursera Special Meeting will be available for inspection at Coursera’s offices at 2440 West El Camino Real, Suite 500, Mountain View, California 94040 during ordinary business hours for a period of no less than 10 days before the Coursera Special Meeting. Please contact our Secretary by telephone at (650) 963-9884 if you wish to inspect the list of Coursera Stockholders prior to the Coursera Special Meeting.
Quorum; Abstentions, Broker Non-Votes and Failure to Vote
A quorum of Coursera Stockholders is necessary for Coursera to conduct business at the Coursera Special Meeting. The holders of a majority in voting power of the outstanding shares of Coursera Common Stock issued and outstanding and entitled to vote, present in person (virtually) or represented by proxy, at the Coursera Special Meeting shall constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the Coursera Proposals or “abstain” from voting on the Coursera Proposals, your shares of Coursera Common Stock will be counted for purposes of calculating whether a quorum is present.
If you are a Coursera Stockholder of record and you do not provide your proxy by signing and returning your proxy card by mail, via the Internet or by telephone or vote at the Coursera Special Meeting via the Coursera Special Meeting Website, your shares will not be voted with respect to a proposal at the Coursera Special Meeting and will not be counted as present for purposes of determining whether a quorum exists.
An abstention occurs when the beneficial owner of shares, or a broker, bank or other nominee holding shares for a beneficial owner, is present via the Coursera Special Meeting Website or by proxy at the Coursera Special Meeting, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.
A broker non-vote occurs when shares held by a bank, brokerage firm or other nominee are represented at a meeting, but the bank, brokerage firm or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal (a “non-routine” proposal) but has discretionary voting power on other proposals at such meeting. There will not be any broker non-votes at the Coursera Special Meeting because each of the proposals to be presented at the Coursera Special Meeting is considered to be “non-routine.”
Executed but unvoted proxies will be voted in accordance with the recommendation of the Coursera Board.
Required Vote
Approval of each of the Coursera Proposals requires the affirmative vote of a majority of the votes cast by the holders of Coursera Common Stock at the Coursera Special Meeting at which a quorum is present (or, in the case of the Coursera Adjournment Proposal, whether or not a quorum is present). Assuming a quorum is present, abstentions, broker non-votes or any failure by a Coursera Stockholder to vote (e.g., by not submitting a proxy and not voting at the Coursera Special Meeting) will not have any effect on any of the Coursera Proposals.
Each of the Coursera Proposals is described in the section titled “Coursera Proposals.”
Voting by Directors and Executive Officers
As of the Coursera Record Date, Coursera directors and executive officers, and their affiliates, as a group, are expected to own and be entitled to vote approximately [  ] shares of Coursera Common Stock, or approximately [  ]% of the total outstanding shares of Coursera Common Stock.

Coursera currently expects that all of its directors and executive officers will vote their shares “FOR” the Coursera Share Issuance Proposal, “FOR” the Coursera Charter Amendment Proposal and “FOR” the Coursera Adjournment Proposal.
Andrew Ng, the Chairman of the Coursera Board, and certain entities affiliated with New Enterprise Associates (collectively, the “Coursera Significant Stockholders”), which is affiliated with Coursera directors Carmen Chang and Scott Sandell, have contractually agreed to vote all of their shares of Coursera Common Stock in favor of each of the Coursera Proposals pursuant to the Coursera Stockholder Voting Agreement on the terms and subject to the conditions set forth therein. As of the Coursera Record Date, those persons are expected to own and be entitled to vote approximately [  ] shares of Coursera Common Stock, or approximately [  ]% of the total outstanding shares of Coursera Common Stock.
Special Meeting of Udemy Stockholders (page 55)
Date, Time, Place and Purpose of the Udemy Special Meeting
The Udemy Special Meeting will be held virtually via live webcast on [  ], 2026, at [  ] Pacific Time. Because the Udemy Special Meeting is completely virtual and being conducted via live webcast, Udemy Stockholders will not be able to attend the Udemy Special Meeting in person. Udemy Stockholders will be able to attend the Udemy Special Meeting online and vote their shares electronically during the meeting by visiting www.virtualshareholdermeeting.com/UDMY2026SM, which we refer to as the Udemy Special Meeting Website. Udemy Stockholders will need the control number found on their proxy cards in order to access the Udemy Special Meeting Website.
The purpose of the Udemy Special Meeting is to consider and vote on the Udemy Merger Proposal, the Udemy Non-binding Executive Compensation Advisory Proposal and the Udemy Adjournment Proposal. Approval of the Udemy Merger Proposal is a condition to the obligation of Udemy and Coursera to complete the Merger.
Record Date and Outstanding Shares of Udemy Common Stock
Only holders of record of issued and outstanding shares of Udemy Common Stock as of the close of business on [  ], 2026, the Udemy Record Date, are entitled to notice of, and to vote at, the Udemy Special Meeting, whether via the Udemy Special Meeting Website or by proxy, or any adjournment or postponement of the Udemy Special Meeting.
As of the Udemy Record Date, there were [  ] shares of Udemy Common Stock issued and outstanding and entitled to vote at the Udemy Special Meeting. Udemy Stockholders may cast one vote for each share of Udemy Common Stock held by them as of the Udemy Record Date.
A complete list of Udemy Stockholders entitled to vote at the Udemy Special Meeting will be open to the examination of any stockholder for any purpose germane to the special meeting at Udemy’s offices in San Francisco, California during ordinary business hours for a period of no less than 10 days, ending on the day before the Udemy Special Meeting. If you would like to examine the list of Udemy Stockholders, please contact Udemy’s Secretary at 600 Harrison Street, 3rd Floor, San Francisco, CA 94107.
Quorum; Abstentions, Broker Non-Votes and Failure to Vote
A quorum of Udemy Stockholders is necessary for Udemy to conduct business at the Udemy Special Meeting. The holders of a majority of the outstanding shares of Udemy Common Stock entitled to vote at the Udemy Special Meeting, present via the Udemy Special Meeting Website or by proxy, shall constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the Udemy Proposals or “abstain” from voting on the Udemy Proposals, your shares of Udemy Common Stock will be counted for purposes of calculating whether a quorum is present.
If you are a stockholder of record and you do not provide your proxy by signing and returning your proxy card by mail or via the Internet or by telephone or vote at the Udemy Special Meeting via the Udemy Special Meeting Website, your shares will not be voted with respect to a proposal at the Udemy Special Meeting and will not be counted as present for purposes of determining whether a quorum exists.
An abstention occurs when the beneficial owner of shares, or a broker, bank or other nominee holding shares for a beneficial owner, is present via the Udemy Special Meeting Website or by proxy at the Udemy Special Meeting, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when shares held by a bank, brokerage firm or other nominee are represented at a meeting, but the bank, brokerage firm or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal (a “non-routine” proposal) but has discretionary voting power on other proposals at such meeting. There will not be any broker non-votes at the Udemy Special Meeting because each of the proposals to be presented at the Udemy Special Meeting is considered to be “non-routine.”
Executed but unvoted proxies will be voted in accordance with the recommendation of the Udemy Board.
Required Vote to Approve the Udemy Merger Proposal
Approval of the Udemy Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Udemy Common Stock entitled to vote on the Merger proposal. If you are a Udemy Stockholder and fail to vote, fail to instruct your bank, broker or other nominee to vote or abstain from voting, it will have the same effect as a vote “AGAINST” the Udemy Merger Proposal.
The Udemy Merger Proposal is described in the section titled “Udemy Proposals.”
Required Vote to Approve the Udemy Non-Binding Executive Compensation Advisory Proposal
Approval of the Udemy Non-binding Executive Compensation Advisory Proposal requires the affirmative vote of a majority of the shares of Udemy Common Stock present or represented by proxy at the Udemy Special Meeting and entitled to vote on the Udemy Non-binding Executive Compensation Advisory Proposal. Any shares not present or represented by proxy (including due to the failure of a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Udemy Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Udemy Non-binding Executive Compensation Advisory Proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Udemy Non-binding Executive Compensation Advisory Proposal will have the same effect as a vote “AGAINST” the Udemy Non-binding Executive Compensation Advisory Proposal. In addition, if a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Udemy Non-binding Executive Compensation Advisory Proposal, it will have the same effect as a vote “AGAINST” the Udemy Non-binding Executive Compensation Advisory Proposal. As an advisory vote, this proposal is not binding on Udemy or the Udemy Board or Coursera or the Coursera Board, and approval of this proposal is not a condition to the completion of the Merger.
The Udemy Non-binding Executive Compensation Advisory Proposal is described in the section titled “Udemy Proposals.”
Required Vote to Approve the Udemy Adjournment Proposal
Approval of the Udemy Adjournment Proposal requires the affirmative vote of a majority of the shares of Udemy Common Stock present or represented by proxy at the Udemy Special Meeting and entitled to vote on the Udemy Adjournment Proposal, whether or not a quorum is present. Any shares not present or represented by proxy (including due to the failure of a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Udemy Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Udemy Adjournment Proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Udemy Adjournment Proposal will have the same effect as a vote “AGAINST” the Udemy Adjournment Proposal. In addition, if a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Udemy Adjournment Proposal, it will have the same effect as a vote “AGAINST” the Udemy Adjournment Proposal. Approval of this proposal is not a condition to the completion of the Merger.
The Udemy Adjournment Proposal is described in the section titled “Udemy Proposals.”
Voting of Directors and Executive Officers
As of the close of business on [  ], 2026, the Udemy Record Date, Udemy directors and executive officers, and their affiliates, as a group, owned and were entitled to vote approximately [  ] shares of Udemy Common Stock, or approximately [  ]% of the total outstanding shares of Udemy Common Stock.

Udemy currently expects that all of its directors and executive officers will vote their shares “FOR” the Udemy Merger Proposal, “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal and “FOR” the Udemy Adjournment Proposal.
The Udemy Significant Stockholders, which are affiliated with Udemy director Jeff Lieberman, have contractually agreed to vote all of their shares of Udemy Common Stock in favor of the Udemy Merger Proposal and the Udemy Adjournment Proposal pursuant to the Udemy Stockholder Voting Agreement. As of the Udemy Record Date, those persons owned and were entitled to vote [  ] shares of Udemy Common Stock, or approximately [  ]% of the total outstanding shares of Udemy Common Stock.
Board of Directors and Management of the Combined Company Following the Completion of the Merger (page 107)
Under the terms of the Merger Agreement, Coursera has agreed to take all action necessary to cause the Combined Company Board to consist, as of the Effective Time, of nine directors, (1) six of whom will be designated by Coursera from among the directors of Coursera as of December 17, 2025 and which will include the Chairman of the Coursera Board (who will also serve as the Chairman of the Combined Company Board) and the Chief Executive Officer of Coursera (who will also serve as the Chief Executive Officer of the Combined Company) and (2) three of whom will be designated by Udemy from among the directors of Udemy as of December 17, 2025. Each of the Udemy designees must meet the independence standards of the NYSE. Each Coursera designee will remain in the same class of the Combined Company Board in which such person currently serves, and the Udemy designees will be allocated to serve in the classes of the Combined Company Board as determined by the Coursera Board so that the classes will be nearly equal in number as possible.
The initial composition of the Combined Company’s audit committee, human resources and compensation committee and nominating and corporate governance committee will be determined by the Combined Company Board.
Interests of Udemy Directors and Executive Officers in the Merger (page 107)
In considering the recommendation of the Udemy Board with respect to the Udemy Proposals, Udemy Stockholders should be aware that directors and executive officers of Udemy have interests in the Merger that may be different from, or in addition to, the interests of Udemy Stockholders generally. The members of the Udemy Board were aware of and considered these interests, among other matters, in evaluating, negotiating and approving the Merger Agreement and in determining to recommend that Udemy Stockholders approve the Udemy Proposals. For additional information, see the section titled “The Merger—Interests of Udemy Directors and Executive Officers in the Merger.”
Interests of Coursera Directors and Executive Officers in the Merger (page 111)
In considering the recommendation of the Coursera Board to vote for the Coursera Proposals, Coursera Stockholders should be aware that certain directors and executive officers of Coursera may have interests in the Merger that are different from, or in addition to, the interests of Coursera Stockholders generally. The Coursera Board was aware of these interests and considered them, among other matters, in making its recommendation that Coursera Stockholders vote to approve the Coursera Proposals. For additional information, see the section titled “The Merger—Interests of Coursera Directors and Executive Officers in the Merger.”
Conditions to the Completion of the Merger (page 131)
Each party’s obligation to complete the Merger is subject to the satisfaction of the following mutual conditions:
•
Stockholder Approval. The Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal have been duly approved by Coursera Stockholders, and the Udemy Merger Proposal has been duly approved by Udemy Stockholders.

•
NYSE Listing. The shares of Coursera Common Stock issuable to Udemy Stockholders pursuant to the Merger Agreement shall have been authorized for listing on the NYSE, subject only to official notice of issuance.

•
Regulatory Approval. (1) Any applicable waiting period (and any extension thereof) under the HSR Act, and any commitment by the parties (if any) not to consummate the Merger before a certain date under a timing agreement with a governmental entity shall have expired or been terminated (on February 9, 2026, the FTC granted early termination of the waiting period under the HSR Act); and (2) certain other specified regulatory approvals shall have been obtained or given and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated (the “Regulatory Approval Condition”).
•
No Injunctions or Restraints. No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition enjoining or preventing the consummation of the Merger shall be in effect. No law, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger (the “No Legal Impediment Condition”).

•
Effectiveness of the Form S-4. This prospectus shall have become effective under the Securities Act, and no stop order suspending the effectiveness of this prospectus shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

The obligations of Coursera and Merger Sub to effect the Merger are also subject to the satisfaction, or waiver by Coursera, at or prior to the Effective Time, of the following conditions:
•
the accuracy of the representations and warranties of Udemy contained in the Merger Agreement as of December 17, 2025 and as of the Closing Date (other than representations that by their terms speak as of an earlier date, in which case as of such earlier date), subject to the materiality standards provided in the Merger Agreement;

•	Udemy shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under the Merger Agreement at or prior to the Closing Date;
•
since December 17, 2025, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect (as defined in the section titled “The Merger Agreement—Representations and Warranties—Definition of Material Adverse Effect”) on Udemy; and

•
Coursera shall have received a certificate dated as of the Closing Date and signed on behalf of Udemy by the Chief Executive Officer or the Chief Financial Officer of Udemy, certifying that the conditions set forth in the three bullet points directly above have been satisfied.

The obligation of Udemy to effect the Merger is also subject to the satisfaction, or waiver by Udemy, at or prior to the Effective Time, of the following conditions:
•
the accuracy of the representations and warranties of Coursera contained in the Merger Agreement as of December 17, 2025 and as of the Closing Date (other than representations that by their terms speak as of an earlier date, in which case as of such earlier date), subject to the materiality standards provided in the Merger Agreement;

•	Coursera shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under the Merger Agreement at or prior to the Closing Date;
•
since December 17, 2025, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect (as defined in the section titled “The Merger Agreement—Representations and Warranties—Definition of Material Adverse Effect”) on Coursera;

•
Udemy shall have received a certificate dated as of the Closing Date and signed on behalf of Coursera by the Chief Executive Officer or Chief Financial Officer of Coursera, confirming that the conditions in the three bullet points directly above have been satisfied; and

•
Udemy shall have received the opinion of Wilson Sonsini Goodrich & Rosati (or, if Wilson Sonsini Goodrich & Rosati is unable, or declines, to deliver such opinion, of such other tax counsel of nationally recognized standing reasonably acceptable to Udemy), dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

No Solicitation (page 123)
Each of Coursera and Udemy has agreed that, from and after December 17, 2025, it will not, and will cause its subsidiaries and its and their respective officers and directors not to, and will not permit its and their other respective representatives, and will cause the Coursera Significant Stockholders or Udemy Significant Stockholders, as applicable, and their respective officers and directors not to, directly or indirectly:
•
initiate, solicit, knowingly encourage (including by way of furnishing information) or take any other action to facilitate, any inquiries, offers or proposals or the making, submission or announcement of any inquiry, offer or proposal which constitutes or would be reasonably expected to lead to an Acquisition Proposal (as defined in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Definition of Acquisition Proposal”);

•	engage or participate in any negotiations with any person in connection with or concerning an Acquisition Proposal;
•	provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person in connection with or relating to an Acquisition Proposal; or
•
approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement entered into in accordance with the Merger Agreement).

Notwithstanding the above, prior to the time the Requisite Coursera Vote (in the case of Coursera) or the Requisite Udemy Vote (in the case of Udemy) has been obtained, if Coursera or Udemy, as applicable, receives a bona fide written Acquisition Proposal from a person not solicited in violation of its obligations described in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation,” Coursera or Udemy, as applicable, and its representatives may furnish or cause to be furnished confidential or nonpublic information or data and participate in and facilitate negotiations or discussions with such person if the Coursera Board or Udemy Board, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that taking such actions would be required to comply with its fiduciary duties under applicable law (including, in the case of Coursera, subchapter XV of the DGCL), subject to certain other procedural requirements.
Notwithstanding the above-described restrictions, Coursera or Udemy, as applicable, must promptly (and in any event within 24 hours after such determination) inform the other party in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal.
Changes of Recommendation (page 124)
Restrictions on Changes of Recommendation
Subject to certain exceptions described below, neither the Coursera Board nor the Udemy Board may effect a Recommendation Change (as defined in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Restrictions on Changes of Recommendation.”
Permitted Recommendation Change
Prior to the time the Requisite Coursera Vote (in the case of Coursera) or the Requisite Udemy Vote (in the case of Udemy) has been obtained, in response to receiving a Superior Proposal (as defined in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Permitted Changes of Recommendation in Connection with a Superior Proposal”) that was not solicited, initiated, knowingly encouraged or facilitated or otherwise procured in violation of the Merger Agreement, or in response to an Intervening Event (as defined in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Permitted Changes of Recommendation in Connection with Intervening Events”), the Coursera Board or the Udemy Board, as applicable, may make a Recommendation Change if and only if the Coursera Board or the Udemy Board, as applicable, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that making a Recommendation Change would be required to comply with its fiduciary duties under applicable law (including, in the case of Coursera, subchapter XV of the DGCL) and subject to complying with certain procedures and providing the other party “match rights” as set forth in the Merger Agreement.

Termination (page 132)
Coursera and Udemy may terminate the Merger Agreement at any time prior to the Effective Time by mutual written consent of Coursera and Udemy.
The Merger Agreement may also be terminated by either Coursera or Udemy at any time prior to the Effective Time in any of the following situations (subject to additional terms of the Merger Agreement summarized below in the section titled “The Merger Agreement—Termination—Termination Rights”):
•
if any court or governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger;

•
if the Merger has not been consummated on or before December 17, 2026 (the “Termination Date”); provided that the Termination Date may, in certain circumstances, be automatically extended up to a maximum of two times, each time by three months; or

•
if (1) the Udemy Special Meeting (including any adjournments or postponements thereof in accordance with the Merger Agreement) has concluded and the Requisite Udemy Vote has not been obtained or (2) the Coursera Special Meeting (including any adjournments or postponements thereof in accordance with the Merger Agreement) has concluded and the Requisite Coursera Vote has not been obtained.

In addition, the Merger Agreement may be terminated by Coursera:
•
if (1) Coursera is not then in material breach of the Merger Agreement and (2) there has been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in the Merger Agreement on the part of Udemy, which breach or failure to be true would constitute, if occurring or continuing on the Closing Date, the failure of a condition to Coursera’s obligations to consummate the Merger, which is not cured by Udemy before the earlier of (x) the business day prior to the Termination Date and (y) the thirtieth calendar day following receipt of written notice from Coursera to Udemy, or by its nature or timing cannot be cured during such period; or

•
at any time prior to obtaining the Requisite Udemy Vote, if (1) Udemy or the Udemy Board shall have made a Recommendation Change or (2) there has been a breach by Udemy in any material respect of certain of its obligations under the Merger Agreement described under the sections titled “The Merger Agreement—No Solicitation; Changes of Recommendation” and “The Merger Agreement—Special Meetings.”

Further, the Merger Agreement may be terminated by Udemy:
•
if (1) Udemy is not then in material breach of the Merger Agreement and (2) there has been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in the Merger Agreement on the part of Coursera, which breach or failure to be true would constitute, if occurring or continuing on the Closing Date, the failure of a condition to Udemy’s obligations to consummate the Merger, which is not cured by Coursera before the earlier of (x) the business day prior to the Termination Date and (y) the 30th calendar day following receipt of written notice from Udemy to Coursera, or by its nature or timing cannot be cured during such period; or

•
at any time prior to obtaining the Requisite Coursera Vote, if (1) Coursera or the Coursera Board shall have made a Recommendation Change or (2) there has been a breach by Coursera in any material respect of certain of its obligations under the Merger Agreement described under the sections titled “The Merger Agreement—No Solicitation; Changes of Recommendation” and “The Merger Agreement—Special Meetings.”

Termination Fees (page 133)
The Merger Agreement requires Coursera or Udemy, as applicable, to pay the other party a termination fee of $40.5 million (the “Termination Fee”) if, after December 17, 2025 and prior to the termination of the Merger Agreement, a bona fide Acquisition Proposal has been made with respect to such party (and not withdrawn at least two business days prior to such party’s special meeting) and additionally:
•
thereafter the Merger Agreement is terminated (1) by either party due to the occurrence of the Termination Date without the Requisite Coursera Vote (in the case of Coursera) or the Requisite Udemy Vote (in the case of Udemy) having been obtained (and all other conditions of such party’s obligations to effect the Merger were satisfied or, with respect to those conditions that by their nature can only be satisfied at the Closing, were capable of being satisfied as of the date of such termination), (2) by the other party because of a breach of the Merger Agreement by such party that would constitute, if occurring or continuing on the Closing Date, the failure of a condition to the other party’s obligations to consummate the Merger or (3) by either party because such first party’s special meeting (including any adjournments or postponements thereof in accordance with the Merger Agreement) has been concluded and the Requisite Coursera Vote (in the case of Coursera) or the Requisite Udemy Vote (in the case of Udemy) was not obtained; and
•
prior to the date that is 12 months after the date of such termination, such party enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (for purposes of this bullet point, with all references in the definition of Acquisition Proposal to “25%” instead referring to “50%”).

In addition, each party must pay the other party the Termination Fee if the Merger Agreement is terminated by the other party because (1) such first party’s board of directors made a Recommendation Change or (2) such first party breached in any material respect certain of its obligations under the Merger Agreement described under the sections titled “The Merger Agreement—No Solicitation; Changes of Recommendation” and “The Merger Agreement—Special Meetings.”
Furthermore, Coursera or Udemy, as applicable, is required to pay the other party a transaction expense reimbursement of $8 million (the “Expense Reimbursement Payment”) if the Merger Agreement is terminated (1) by either party pursuant to a Coursera No Vote Termination (as defined below) (in the case of Coursera) or a Udemy No Vote Termination (as defined below) (in the case of Udemy) or (2) if the Merger Agreement is terminated pursuant to an Injunction Termination, a Termination Date Termination, a Udemy Breach Termination or a Coursera Breach Termination, as applicable, or a Udemy No Vote Termination or a Coursera No Vote Termination, as applicable, in each case, if, at such time, the other party was entitled to terminate the Merger Agreement on the basis described in the foregoing clause (1).
The Expense Reimbursement Payment will be credited against any Termination Fee owed by the party that pays the Expense Reimbursement Payment. In no event will a party be required to pay the Termination Fee on more than one occasion.
Regulatory Approvals (page 107)
Under the Merger Agreement, the Merger cannot be completed unless certain requisite regulatory approvals have been obtained or given, including that the waiting period (and any extension thereof) applicable to the Merger under the HSR Act has been terminated or has expired. Each of Coursera and Udemy filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division of the DOJ and the FTC in connection with the Merger on January 9, 2026. On February 9, 2026, the FTC granted early termination of the waiting period under the HSR Act.
In addition to the antitrust-related clearance discussed above, Coursera and Udemy are required to obtain approvals or authorizations in connection with certain other antitrust or foreign investment laws in various foreign jurisdictions.
There can be no assurance that Coursera and Udemy will be able to obtain all required regulatory clearances and approvals in the timeframe required or at all.
For additional information, see the section titled “The Merger Agreement—Regulatory Matters.”
Specific Performance (page 134)
Coursera, Udemy and Merger Sub have agreed that each of them will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement. Coursera, Udemy and Merger Sub accordingly have waived (1) any defense in any action for specific performance that monetary damages or another remedy at law would be adequate and (2) any requirement under any applicable law to prove actual damages or post security or a bond as a prerequisite to obtaining equitable relief.
Effect of Termination (page 134)
In the event of the valid termination of the Merger Agreement pursuant to the provisions described in the section titled “The Merger Agreement —Termination,” the Merger Agreement will become void and have no effect, and no party or any their respective subsidiaries or officers or directors will have any liability thereunder, except that (1) the

Confidentiality Agreement and the Clean Team Agreement (each as defined in the section titled “The Merger Agreement—Access to Information; Confidentiality”) and certain specified provisions of the Merger Agreement will survive any termination and (2) neither Coursera nor Udemy will be relieved or released from any liabilities or damages arising out of its intentional (and not reckless) fraud or such party’s breach or failure to perform that is the consequence of an intentional act or intentional omission of such party with the knowledge that such act or omission would, or would be reasonably expected to, cause a material breach of the Merger Agreement (a “Willful Breach”).
Appraisal Rights (page 161)
No appraisal rights will be available to holders of Coursera Common Stock or Udemy Common Stock with respect to the transactions contemplated by the Merger Agreement.
For additional information, see the section titled “Appraisal Rights” on page 161.
Material U.S. Federal Income Tax Consequences of the Merger (page 139)
Coursera and Udemy intend for the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of Udemy to complete the Merger that Udemy receives an opinion from external counsel, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) will be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. The foregoing opinion of counsel will be based on, among other things, certain representations made by Coursera and Udemy and certain assumptions, all of which must be consistent with the state of facts existing at the time of the Merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinion may be invalid, and the conclusions reached therein could be jeopardized. In addition, an opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion.
If the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) qualifies as a reorganization, then U.S. holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 139) of shares of Udemy Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Coursera Common Stock in exchange for Udemy Common Stock in the Merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Coursera Common Stock). The material U.S. federal income tax consequences of the Merger are discussed in more detail in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 139. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.
TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Comparison of Stockholders’ Rights (page 151)
The rights of Udemy Stockholders who receive shares of Coursera Common Stock in the Merger will be governed by Coursera’s Amended and Restated Certificate of Incorporation (the “Coursera Charter”) and the Amended and Restated Bylaws of Coursera (the “Coursera Bylaws”), as each will be amended or amended and restated as of the Effective Time, rather than by the Restated Certificate of Incorporation of Udemy (the “Udemy Charter”) and the Amended and Restated Bylaws of Udemy (the “Udemy Bylaws”). As a result, Udemy Stockholders will have different rights once they become stockholders of the Combined Company due to the differences in the organizational documents of Udemy and Coursera. The key differences are described in the section titled “Comparison of Stockholders’ Rights.”
Stock Exchange Listing and Delisting (page 128)
If the Merger is completed, the shares of Coursera Common Stock to be issued in the Merger will be listed for trading on the NYSE, shares of Udemy Common Stock will be delisted from the Nasdaq and deregistered under the Exchange Act, and Udemy will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

Stockholder Litigation (page 130)
Udemy and Coursera have agreed to give each other prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by the Merger Agreement and to give the other party the opportunity to participate (at such other party’s expense) in the defense or settlement of any such litigation and the right to review and comment on all filings or responses to be made by such party in connection with any such litigation (which comments Udemy or Coursera, as applicable, will in good faith take into account). Neither Udemy nor Coursera may agree to settle any such litigation without the other party’s prior written consent, not to be unreasonably withheld, conditioned or delayed.
Market Price Information
Coursera Common Stock is listed on the NYSE under the symbol “COUR,” and Udemy Common Stock is listed on the Nasdaq under the symbol “UDMY.”
The following table sets forth the closing sale price per share of Coursera Common Stock and Udemy Common Stock, in each case, (1) as of December 16, 2025, the last trading day prior to the public announcement of the Merger; and (2) as of [  ], 2026, the last practicable trading day prior to the date of this joint proxy statement/prospectus. The table also shows the estimated implied value of the Merger Consideration for each share of Udemy Common Stock as of such dates. This implied value was calculated by multiplying the closing price of shares of Coursera Common Stock on each such date by the Exchange Ratio of 0.800. The market prices of Coursera Common Stock and Udemy Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Coursera Special Meeting and the Udemy Special Meeting to the Closing Date.

Name	Coursera Common Stock	Udemy Common Stock	Implied Value of Merger Consideration
December 16, 2025	$7.94	$5.37	$6.35
[ ], 2026	$[ ]	$[ ]	$[ ]

No assurance can be given concerning the market prices of Coursera Common Stock or Udemy Common Stock before the Effective Time or Coursera Common Stock after the Effective Time. Although the number of shares of Coursera Common Stock that Udemy Stockholders will receive is fixed, the market price of Coursera Common Stock (and therefore the value of the Merger Consideration) when received by Udemy Stockholders could be greater than, less than or the same as shown in the table above. We urge you to obtain current market quotations for shares of Coursera Common Stock and Udemy Common Stock.

RISK FACTORS
In addition to the other information contained in or incorporated by reference herein, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference herein, particularly the risk factors contained in Coursera’s and Udemy’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. For additional information, see the section titled “Where You Can Find More Information.” In addition to the risks set forth below or referenced above, new risks may emerge from time to time, and it is not possible to predict all risk factors, nor can Coursera or Udemy assess the impact of all factors on the Merger and the Combined Company following the Merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.
Risks Relating to the Merger
Because the Exchange Ratio is fixed and because the market prices of Coursera Common Stock and Udemy Common Stock will fluctuate, Udemy Stockholders cannot be certain of the market value of the Merger Consideration they will receive in the Merger or the difference between the market value of the Merger Consideration they will receive in the Merger and the market value of Udemy Common Stock immediately prior to the Merger.
At the time the Merger is completed, each issued and outstanding Eligible Share of Udemy Common Stock will be converted into the right to receive the Merger Consideration of 0.800 shares of Coursera Common Stock, with cash paid in lieu of the issuance of any fractional shares of Coursera Common Stock. The Exchange Ratio for the Merger Consideration is fixed, and there will be no adjustment to the Merger Consideration, regardless of whether the market price of Coursera Common Stock or Udemy Common Stock changes prior to the completion of the Merger. The market prices of Coursera Common Stock and Udemy Common Stock have fluctuated since the date on which Coursera and Udemy announced they had entered into the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date(s) of the Coursera Special Meeting and the Udemy Special Meeting, and the date on which the Merger Consideration is actually received by eligible stockholders. The market prices of Coursera Common Stock and Udemy Common Stock will fluctuate during and after these periods as a result of a variety of factors, including general market and economic conditions, changes in Coursera’s and Udemy’s respective businesses, operations and prospects, market assessments of the likelihood that the Merger will be completed and regulatory considerations. Such factors are difficult to predict and, in many cases, are beyond the control of Coursera and Udemy. Consequently, at the time Udemy Stockholders must decide whether to approve the Udemy Proposals and Coursera Stockholders must decide whether to approve the Coursera Proposals, they will not know the market value of the Merger Consideration, which will depend on the market value of the shares of Coursera Common Stock as of the Effective Time.
In addition, at the time Udemy Stockholders must decide whether to approve the Udemy Proposals and Coursera Stockholders must decide whether to approve the Coursera Proposals, they will not know the difference between the market value of the Merger Consideration and the market value of Udemy Common Stock immediately prior to the Merger, which will depend on the market value of Coursera Common Stock and Udemy Common Stock as of the Effective Time. Unless otherwise mutually agreed to in writing between Coursera and Udemy, the completion of the Merger will take place no later than five business days after the satisfaction or waiver of the conditions to the completion of the Merger in accordance with the Merger Agreement. Stockholders should obtain current stock price quotations for shares of Coursera Common Stock and Udemy Common Stock before voting their shares. For additional information about the Merger Consideration, see the sections titled “The Merger—Merger Consideration” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”
Coursera Stockholders and Udemy Stockholders, in each case as of immediately prior to the Merger, will have reduced ownership in the Combined Company and less influence over management.
Based on the number of shares of Udemy Common Stock outstanding as of [ ], 2026, and the number of outstanding Udemy equity awards currently estimated to be settled in Coursera Common Stock in connection with the Merger, Coursera anticipates issuing up to approximately [ ] shares of Coursera Common Stock pursuant to the Merger Agreement.
Based on the number of issued and outstanding shares of Coursera Common Stock as of [ ], 2026, it is expected that Coursera Stockholders as of immediately prior to the Merger will own approximately [ ]%, and Udemy Stockholders as of immediately prior to the Merger will own approximately [ ]%, of the issued and outstanding shares of Coursera Common Stock (in each case based on fully diluted shares outstanding of each company), which will trade on the NYSE under the ticker symbol “COUR,” following the completion of the Merger. As a result, current Coursera Stockholders and current Udemy Stockholders will have less influence on the management and policies of the Combined Company than they currently have on the management and policies of Coursera and Udemy, respectively. The actual number of shares of Coursera Common Stock to be issued pursuant to the Merger Agreement, and the relative proportion of ownership by Coursera Stockholders and Udemy Stockholders as of immediately after the Effective Time, will be determined at the completion of the Merger based on the number of shares of Udemy Common Stock and Coursera Common Stock outstanding immediately prior to such time and the number of issued and outstanding Udemy equity awards that will convert into shares of Coursera Common Stock in connection with the Merger.
The Merger may not be completed, and the Merger Agreement may be terminated in accordance with its terms.
The Merger is subject to a number of conditions that must be satisfied or waived prior to the completion of the Merger, which are described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger.” These conditions to the completion of the Merger may not be satisfied or waived in a timely manner or at all, and, accordingly, the Merger may be delayed or may not be completed.
In addition, if the Merger is not completed by December 17, 2026 (which date may be extended to June 17, 2027 in certain circumstances), either Coursera or Udemy may choose not to proceed with the Merger by terminating the Merger Agreement, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval. In addition, Coursera and Udemy may elect to terminate the Merger Agreement in certain other circumstances (in which case, Coursera or Udemy, as applicable, may be required to pay a termination fee and an expense reimbursement payment) as further detailed in the section titled “The Merger Agreement—Termination.”
The Merger Agreement limits Coursera’s ability and Udemy’s ability to pursue alternatives to the Merger, may discourage other companies from trying to acquire Coursera or Udemy and, in specified circumstances, could require Coursera or Udemy to pay the other party a termination fee.
The Merger Agreement contains provisions that may discourage a third party from submitting an Acquisition Proposal with respect to Coursera or Udemy that might result in greater value to their respective stockholders than the Merger, or may result in a potential acquirer of Coursera, or a potential competing acquirer of Udemy, proposing to pay a lower per share price to acquire Coursera or Udemy, respectively, than it might otherwise have proposed to pay. These provisions include a general prohibition on Coursera and Udemy from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Coursera Board or the Udemy Board, entering into discussions with any third party regarding any Coursera competing proposal or Udemy competing proposal. Further, even if the Coursera Board or the Udemy Board withholds, withdraws, qualifies or modifies its recommendation to stockholders with respect to the Coursera Share Issuance Proposal or the Coursera Charter Amendment Proposal, in the case of the Coursera Board, or the Udemy Merger Proposal, in the case of the Udemy Board, unless the Merger Agreement has been terminated in accordance with its terms, each of Coursera and Udemy will still be required to submit the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal, in the case of the Coursera Board, and the Udemy Merger Proposal, in the case of the Udemy Board, to a vote by the Coursera Stockholders and Udemy Stockholders, respectively. The Merger Agreement further provides that under specified circumstances, including after a change of recommendation by either party’s board of directors and a subsequent termination of the Merger Agreement by the other party in accordance with its terms, Coursera or Udemy, as applicable, may be required to pay the other party the cash Termination Fee of $40.5 million. In addition, if the Merger Agreement is terminated under specified circumstances, Coursera or Udemy, as applicable, may be required to pay the other party the cash Termination Fee of $40.5 million if it enters into or consummates an agreement for a Coursera competing proposal or Udemy competing proposal, as applicable, within one year following such termination. Further, if the Merger Agreement is terminated under specified circumstances, Coursera or Udemy, as applicable, may be required to pay the other party a transaction expense reimbursement of $8 million. For additional information, see the sections titled “The Merger Agreement—No Solicitation; Changes of Recommendation” and “The Merger Agreement—Termination.”
The Voting Agreements could discourage a third party from pursuing an alternative transaction involving Coursera or Udemy.
In connection with the execution of the Merger Agreement, (1) the Udemy Significant Stockholders entered into the Udemy Stockholder Voting Agreement with Coursera, pursuant to which the Udemy Significant Stockholders agreed to vote, at the Udemy Special Meeting, shares of Udemy Common Stock owned by them representing approximately 26% of the total outstanding shares of Udemy Common Stock as of December 17, 2025 in favor of the adoption of the Merger Agreement and (2) the Coursera Significant Stockholders entered into the Coursera Stockholder Voting Agreement, pursuant to which the Coursera Significant Stockholders agreed to vote, at the Coursera Special Meeting, shares of Coursera Common Stock owned by them representing approximately 12% of the total outstanding shares of Coursera Common Stock as of December 17, 2025 in favor of the approval of the Coursera Charter Amendment and the Coursera Share Issuance. For additional information, see the section titled “Other Agreements Related to the Merger.”
The existence of the Voting Agreements could discourage a third party from pursuing an alternative transaction involving Coursera or Udemy.
Failure to complete the Merger could negatively impact the price of shares of Coursera Common Stock and the price of shares of Udemy Common Stock, as well as Coursera’s and Udemy’s respective future businesses and financial results.
The Merger Agreement contains a number of conditions that must be satisfied or waived prior to the completion of the Merger, which are described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger.” There can be no assurance that all of the conditions to the completion of the Merger will be satisfied or waived. If these conditions are not satisfied or waived, Coursera and Udemy will be unable to complete the Merger.
If the Merger is not completed for any reason, including the failure to receive the required approvals of the Coursera Stockholders or the Udemy Stockholders, Coursera’s and Udemy’s respective businesses and financial results may be adversely affected and, without realizing any of the benefits of having completed the Merger, Coursera and Udemy would be subject to a number of risks, including as follows:
•	Coursera and Udemy may experience negative reactions from the financial markets, including negative impacts on the market price of Coursera Common Stock and Udemy Common Stock;
•
Coursera and Udemy and their respective subsidiaries may experience negative reactions from their respective learners, instructors, enterprise customers and other business partners and third parties with whom they do business, which in turn could affect Coursera’s and Udemy’s marketing operations or their ability to compete for new business or maintain their base of learners, instructors and enterprise customers more broadly;

•	Coursera and Udemy may experience negative reactions from employees;
•	Coursera and Udemy will still be required to pay certain significant costs relating to the Merger, such as legal, accounting, financial advisor and printing fees; and
•
Coursera and Udemy will have expended time and resources that could otherwise have been spent on Coursera’s and Udemy’s existing businesses and the pursuit of other opportunities that could have been beneficial to each company, and Coursera’s and Udemy’s ongoing business and financial results may be adversely affected.

In addition to the above risks, if the Merger Agreement is terminated and either party’s board of directors seeks an alternative transaction, the holders of such party’s common stock cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the Merger. If the Merger Agreement is terminated under specified circumstances, either Coursera or Udemy may be required to pay the other party a termination fee or other termination-related payment. For a description of these circumstances, see the section titled “The Merger Agreement—Termination.”
Directors and executive officers of Coursera and Udemy may have interests in the Merger that may be different from, or in addition to, the interests of Coursera Stockholders and Udemy Stockholders generally.
In considering the recommendation of (1) the Coursera Board that Coursera Stockholders vote in favor of the proposals on the agenda for the Coursera Special Meeting or (2) the Udemy Board that Udemy Stockholders vote in favor of the proposals on the agenda for the Udemy Special Meeting, as applicable, Coursera Stockholders and Udemy Stockholders should be aware of and take into account the fact that certain Coursera and Udemy directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Coursera Stockholders and Udemy Stockholders generally. The interests of Coursera’s directors and executive officers include that certain of Coursera’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the

Combined Company following the Closing and rights to continuing indemnification and directors’ and officers’ liability insurance, as further described in the section titled “The Merger—Interests of Coursera Directors and Executive Officers in the Merger.” The interests of Udemy’s directors and executive officers include, among others, immediate vesting of equity or equity-based awards in connection with the Merger, change-in-control severance benefits, in the event of termination or constructive termination prior to or during specified time periods following the consummation of the Merger, and rights to continuing indemnification and directors’ and officers’ liability insurance, as further described in the section titled “The Merger—Interests of Udemy Directors and Executive Officers in the Merger.” The Coursera Board and the Udemy Board were aware of and considered the interests of Coursera’s and Udemy’s directors and executive officers, among other matters, in evaluating the terms and structure, and overseeing the negotiation of the Merger, in approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and the recommendation of (1) the Coursera Board that Coursera Stockholders vote in favor of the Coursera Proposals and (2) the Udemy Board that Udemy Stockholders vote in favor of the Udemy Proposals.
The unaudited pro forma condensed combined financial information and unaudited prospective financial information included in this joint proxy statement/prospectus are preliminary and future results of Coursera or Udemy may differ, possibly materially.
The unaudited pro forma condensed combined financial information and unaudited prospective financial information contained in this joint proxy statement/prospectus are based on a variety of adjustments, assumptions and preliminary estimates and may not be indicative of the financial position or results of operations of the Combined Company following the Merger for several reasons. Specifically, the unaudited pro forma condensed combined financial information does not reflect the effect of any integration costs. In addition, the unaudited pro forma condensed combined financial information has been prepared with the assumption that Coursera will be identified as the acquirer under accounting principles generally accepted in the United States of America (“GAAP”) and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. For additional information, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” In addition, the Merger and post-Merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the Merger or in connection with the post-merger integration process may significantly increase the related costs and expenses incurred by the Combined Company. The actual financial position, financial performance and results of operations of the Combined Company following the Merger may not be consistent with, or evident from, the unaudited pro forma condensed combined financial information or prospective financial information included in this joint proxy statement/prospectus. In addition, the assumptions, including those regarding the future operating and financial performance of the Combined Company, used in preparing the unaudited pro forma condensed combined financial information and prospective financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. See “Risk Factors—Risks Relating to the Combined Company Following Completion of the Merger—The market price of Coursera Common Stock after the completion of the Merger may be affected by factors different from those that historically have affected or currently affect Coursera Common Stock and Udemy Common Stock.” Any potential decline in the financial condition or results of operations of the Combined Company may cause significant variations in the price of the common stock of the Combined Company. For more information, see “The Merger—Coursera Unaudited Prospective Financial Information” and “The Merger—Udemy Unaudited Prospective Financial Information.”
The opinions of Coursera’s and Udemy’s respective financial advisors do not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.
Coursera and Udemy have received opinions from their respective financial advisors in connection with the signing of the Merger Agreement, but have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Coursera or Udemy, general market and economic conditions and other factors that may be beyond the control of Coursera or Udemy, and on which Coursera’s and Udemy’s financial advisors’ opinions were based, may significantly alter the value of Coursera or Udemy or the prices of the shares of Coursera Common Stock or Udemy Common Stock by the time the Merger is completed. The opinions do not speak as of the date of this joint proxy statement/prospectus, the time the Merger will be completed or as of any date other than the date of such opinions. Because Coursera and Udemy do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the Merger Consideration or the Exchange Ratio, as applicable, from a financial point of view at the time the Merger is completed. The Coursera Board’s recommendation that Coursera Stockholders vote in favor of the Coursera

Proposals at the Coursera Special Meeting and the Udemy Board’s recommendation that Udemy Stockholders vote in favor of the Udemy Proposals at the Udemy Special Meeting, however, are made as of the date of this joint proxy statement/prospectus.
For a description of the opinions that Coursera and Udemy received from their respective financial advisors, see the sections titled “The Merger—Opinion of Qatalyst Partners” and “The Merger—Opinion of Morgan Stanley.” A copy of the opinion of Qatalyst Partners, Coursera’s financial advisor, is attached as Annex E to this joint proxy statement/prospectus, and a copy of the opinion of Morgan Stanley, Udemy’s financial advisor, is attached as Annex F to this joint proxy statement/prospectus, and each is incorporated by reference herein in its entirety.
The financial forecasts relating to Coursera and Udemy prepared in connection with the Merger are based on various estimates and assumptions that may not be realized, which may adversely affect the market price of common stock of the Combined Company following the Closing.
This joint proxy statement/prospectus includes certain financial forecasts considered by the Coursera Board and the Udemy Board in connection with the respective businesses of Coursera and Udemy. None of the financial forecasts prepared by Coursera or Udemy were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants or any other regulatory or professional body for the preparation and presentation of financial forecasts. These forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Coursera and Udemy. Important factors that may affect the actual results of Coursera and Udemy and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to Coursera’s and Udemy’s businesses, industry performance, the regulatory environment, general business and economic conditions and other factors referred to under the section titled “Cautionary Statement Regarding Forward-Looking Statements.” In view of these uncertainties, the inclusion of financial forecasts in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.
In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Coursera’s and Udemy’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not, or the effects of which were not, anticipated at the time the financial forecasts were prepared. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Coursera nor Udemy undertakes any obligation, other than as required by applicable law, to update the financial estimates to reflect events or circumstances after the dates as of which the financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. In addition, since such financial forecasts cover multiple years, and the underlying information by its nature becomes less predictive with each successive year, there can be no assurance that Coursera’s, Udemy’s or the Combined Company’s financial condition or results of operations will be consistent with those set forth in such forecasts.
Uncertainties associated with the Merger may cause a loss of management personnel and other key employees of Coursera and Udemy, or impact their ability to attract or retain content creators or instructors, which could adversely affect the future business and operations of Coursera, Udemy and the Combined Company.
Each of Coursera and Udemy depends on the experience and industry knowledge of its officers and other key employees to execute its business plans. The success of the Combined Company after the Merger will depend in part on its ability to retain key management personnel and other key employees. Current and prospective employees of Coursera and Udemy may experience uncertainty about their roles within the Combined Company in light of the Merger or other concerns regarding the timing and completion of the Merger or the operations of the Combined Company following the Merger, any of which may have an adverse effect on the ability of Coursera and Udemy to retain or attract key management and other personnel, regardless of whether the Merger is completed. If Coursera or Udemy is unable to retain personnel, including Coursera’s or Udemy’s key management, who are critical to the future operations of the companies, Coursera and Udemy could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of key Coursera and Udemy personnel could diminish the anticipated benefits of the Merger. No assurance can be given that the Combined Company, following the Merger, will be able to retain or attract key management personnel and other employees of Coursera and Udemy to the same extent that Coursera and Udemy have previously been able to retain or attract their own employees.

Additionally, Udemy’s officers and employees may hold shares of Udemy Common Stock and Udemy equity awards, and, if the Merger is completed, these officers and employees may be entitled to the Merger Consideration in respect of such shares of Udemy Common Stock and Udemy equity awards. These payments, individually or in the aggregate, could make retention of Udemy officers and employees more difficult.
Further, Coursera’s and Udemy’s businesses depend in part on their respective abilities to attract and retain content creators. If Coursera or Udemy is unable to retain or attract content creators, including as a result of uncertainty related to the Merger, Coursera and Udemy could face disruptions in their operations, loss of learners or existing customers and unanticipated additional costs. In addition, the loss of content creators could diminish the anticipated benefits of the Merger. No assurance can be given that the Combined Company, following the Merger, will be able to retain or attract content creators to the same extent that Coursera and Udemy have previously been able to retain or attract their own content creators.
The business relationships of Coursera and Udemy may be subject to disruption due to uncertainty associated with the Merger, which could have a material effect on the business, financial condition, cash flows and results of operations of Coursera or Udemy pending the Merger and the Combined Company and following the Merger.
Parties with whom Coursera or Udemy do business may experience uncertainty associated with the Merger, including with respect to current or future business relationships with Coursera or Udemy following the Merger. Coursera’s and Udemy’s business relationships may be subject to disruption as customers, partners, suppliers, vendors, landlords and other third parties with whom they do business may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Coursera or Udemy following the Merger. These disruptions could have a material and adverse effect on the business, financial condition, cash flows and results of operations, of Coursera or Udemy, regardless of whether the Merger is completed, as well as a material and adverse effect on the Combined Company’s ability to realize the expected cost savings and other benefits of the Merger. The risk, and adverse effects, of any disruption could be exacerbated by a delay in completion of the Merger or termination of the Merger Agreement.
Completion of the Merger may trigger change-in-control, right of first refusal or other provisions in certain agreements to which Udemy is a party.
The completion of the Merger may trigger change-in-control, right of first refusal or other provisions in certain agreements to which Udemy is a party. If Udemy is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the applicable agreements, including in some instances potentially terminating the agreements or seeking monetary damages. Even if Udemy is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the Combined Company.
In addition, in connection with the Merger, Coursera and Udemy have agreed that the Merger will constitute a “change in control,” “change of control,” or term of similar import under each applicable Udemy plan, as described in more detail in the section titled “The Merger—Interests of Udemy Directors and Executive Officers in the Merger.”
Coursera or Udemy may waive one or more of the closing conditions without re-soliciting stockholder approval.
Coursera or Udemy may determine to waive, in whole or part, one or more of the conditions to Closing. Each of Coursera and Udemy currently expects to evaluate the materiality of any waiver and its effect on its respective stockholders in light of the facts and circumstances at the time of any such waiver in order to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the Merger or to re-solicit stockholder approval or to amend or supplement this joint proxy statement/prospectus as a result of any such waiver will be made by Coursera or Udemy at the time of such waiver based on the facts and circumstances as they exist at that time.
The Merger Agreement subjects Coursera and Udemy to restrictions on their respective business activities prior to the Effective Time.
The Merger Agreement restricts Coursera and Udemy from entering into certain corporate transactions and taking other specified actions without the consent of the other party, and generally requires each party to use reasonable best efforts to continue its operations in the ordinary course through the completion of the Merger. These restrictions could be in place for an extended period of time if completion of the Merger is delayed and could prevent Coursera and Udemy from pursuing attractive business opportunities that may arise prior to the completion of the Merger. For a description of the restrictive covenants to which Coursera and Udemy are subject, see the section titled “The Merger Agreement—Covenants Relating to Conduct of Business of Coursera and Udemy.”
Coursera and Udemy are expected to incur significant costs in connection with the Merger and integration of the two companies, which may be in excess of those anticipated by Coursera or Udemy.
Each of Coursera and Udemy has incurred and expects to continue to incur a number of non-recurring costs associated with negotiating and completing the Merger and preparing to combine the operations of the two companies. These expenses have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the Merger and include, among others, employee retention costs, fees paid to financial, legal and accounting advisors, severance and benefit costs and filing fees. Many of these costs will be borne by Coursera or Udemy even if the Merger is not completed.
Coursera and Udemy will also incur transaction costs related to formulating and implementing integration plans. Coursera and Udemy will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the Merger and the integration of the two companies’ businesses. Although Coursera and Udemy each expect that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow the Combined Company to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. For additional information, see the risk factor titled “—The failure to integrate the businesses and operations of Coursera and Udemy successfully in the expected time frame may adversely affect the Combined Company’s future results” below. The costs described above, as well as other unanticipated costs and expenses, could adversely affect the financial condition, cash flows and operating results of the Combined Company following the completion of the Merger.
If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Udemy Stockholders may be required to pay substantial U.S. federal income taxes.
The Merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the obligation of Udemy to complete the Merger that Udemy receives an opinion from external counsel, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) will be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. The foregoing opinion of counsel will be based on, among other things, certain representations made by Coursera and Udemy and certain assumptions, all of which must be consistent with the state of facts existing at the time of the Merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinion may be invalid, and the conclusions reached therein could be jeopardized. In addition, an opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion. If the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Udemy Common Stock would generally recognize capital gain or loss on the exchange of its Udemy Common Stock for Coursera Common Stock and cash in lieu of fractional shares of Coursera Common Stock pursuant to the Merger. For more information, see the section titled “Material U.S. Federal Income Tax Consequences of the Merger.”
Litigation relating to the Merger, if any, could result in an injunction preventing the completion of the Merger and/or substantial costs to Coursera and Udemy.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Merger Agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Coursera’s and Udemy’s respective liquidity and financial conditions. Lawsuits that may be brought against Coursera, Udemy or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Merger. One of the conditions to the Closing is that no injunction issued by a governmental entity of competent jurisdiction shall be in effect and no law shall have been enacted by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, that injunction may delay or prevent the Merger from being completed within the expected timeframe or at all, which may adversely affect Coursera’s and Udemy’s respective businesses, financial conditions, cash flows and results of operations. In addition, either Coursera or Udemy may terminate the Merger Agreement if any governmental entity of competent jurisdiction has issued a final order permanently enjoining or preventing the Merger, so long as Coursera’s or Merger Sub’s (in the case of a termination by Coursera) or Udemy’s (in the case of a termination by Udemy) failure to fulfill any obligation under the Merger Agreement has not been a principal cause of the order. For additional information, see the risk factor titled “—The Merger may not be completed, and the Merger Agreement may be terminated in accordance with its terms.”
There can be no assurance that any of the defendants would be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Combined Company’s business, financial condition, cash flows and results of operations.
Coursera Stockholders and Udemy Stockholders will not be entitled to appraisal rights in the Merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under Section 262 of the DGCL, Coursera Stockholders and Udemy Stockholders are not entitled to appraisal rights in connection with the Merger or the issuance of Coursera Common Stock in connection with the Merger. For more information, see the section titled “Appraisal Rights.”
Risks Relating to the Combined Company Following Completion of the Merger
The market price of Coursera Common Stock will continue to fluctuate after the Merger.
Upon completion of the Merger, Udemy Stockholders who receive Merger Consideration will become holders of shares of Coursera Common Stock, which will trade on the NYSE under the ticker symbol “COUR.” The market price of Coursera Common Stock may fluctuate significantly following completion of the Merger, and holders of Coursera Common Stock could lose some or all of the value of their investment. In addition, the stock market has experienced significant price and volume fluctuations in recent times, which, if they continue to occur, could adversely affect the market for, or liquidity of, Coursera Common Stock, regardless of Coursera’s actual operating performance.
The market price of Coursera Common Stock after the completion of the Merger may be affected by factors different from those that historically have affected or currently affect Coursera Common Stock and Udemy Common Stock.
Upon completion of the Merger, Udemy Stockholders who receive Merger Consideration will become holders of Coursera Common Stock, which will trade on the NYSE under the ticker symbol “COUR.” Coursera’s business differs from that of Udemy, and certain adjustments may be made to the Combined Company as a result of the Merger. The financial position of the Combined Company after completion of the Merger may differ from Coursera’s financial position before the completion of the Merger, and the results of operations and/or cash flows of Coursera after the completion of the Merger may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Coursera and Udemy, respectively. For example, the market price of Udemy Common Stock may be more sensitive to changes in individual consumer demand currently than is the market price of Coursera Common Stock currently, and the market price of Coursera Common Stock may be more sensitive to changes in enterprise customer market demand currently than is the market price of Udemy Common Stock currently. Accordingly, the market price of Coursera Common Stock after the completion of the Merger may be affected by factors different from those currently affecting the market prices of Coursera Common Stock and Udemy Common Stock, respectively, in the absence of the Merger. In addition, general fluctuations in stock markets could adversely affect the market for, or liquidity of, Coursera Common Stock, regardless of the Combined Company’s actual operating performance. For a discussion of the businesses of Coursera and Udemy and of some important factors to consider in connection with those businesses, see the section titled “Information About the Companies” and the documents incorporated by reference in the section titled “Where You Can Find More Information,” including, in particular, in the section titled “Risk Factors” in each of Coursera’s and Udemy’s Annual Reports on Form 10-K for the year ended December 31, 2025.
The failure to integrate the businesses and operations of Coursera and Udemy successfully in the expected time frame may adversely affect the Combined Company’s future results.
Coursera and Udemy have operated and, until the completion of the Merger, will continue to operate independently. Following the completion of the Merger, their respective businesses may not be integrated successfully. It is possible that the integration process could result in the loss of key Coursera employees or key Udemy employees;

the loss of customers, partners, suppliers, vendors and other business counterparties; the disruption of either company’s or both companies’ ongoing businesses; inconsistencies in standards, controls, procedures and policies; potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with and following completion of the Merger; or higher-than-expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following challenges, among others, must be addressed in integrating the operations of Coursera and Udemy in order to fully realize the anticipated benefits of the Merger:
•	combining the companies’ operations and corporate functions and the resulting difficulties associated with managing a larger, more complex, diversified business;
•
combining the businesses of Coursera and Udemy in a manner that permits the Combined Company to achieve the cost savings and operating synergies anticipated to result from the Merger on the expected timeline;

•	avoiding delays in connection with the completion of the Merger or the integration process;
•	integrating personnel from the two companies, minimizing the loss of key employees, maintaining employee morale and retaining employees;
•	identifying and eliminating redundant functions and assets and optimizing facilities of Coursera and Udemy that are currently in or near the same location;
•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;
•
maintaining existing agreements with customers, partners, suppliers, vendors and other business counterparties and avoiding delays in entering into new agreements with prospective business counterparties;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies; and
•	consolidating the companies’ operating, administrative and information technology infrastructure and financial systems.
In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may be beneficial, which may disrupt each company’s ongoing operations and the operations of the Combined Company. Furthermore, following the Merger, the Combined Company Board and executive leadership of the Combined Company will consist of former directors from each of Coursera and Udemy and former executive officers from each of Coursera and Udemy, respectively. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies, including priorities and philosophies relating to Coursera’s status as a public benefit corporation.
The Merger may result in a loss of customers, partners, suppliers, vendors and other business counterparties, and may result in the termination of existing contracts.
Following the Merger, some of the customers, partners, suppliers, vendors and other business counterparties of Coursera or Udemy may terminate, scale back or renegotiate the terms of their current or prospective business relationships with the Combined Company. In addition, Udemy have contracts with customers, partners, suppliers, vendors and other business counterparties that may require Udemy to obtain consents from these other parties in connection with the Merger, which may not be obtained on favorable terms or at all. If relationships with customers, partners, suppliers, vendors and other business counterparties are adversely affected by the Merger, or if the Combined Company, following the Merger, loses the benefits of the contracts of Coursera or Udemy, the business, financial condition, cash flows and results of operations of the Combined Company could be adversely affected.
Each of Coursera and Udemy may have liabilities that are not known to the other party, or that may materialize in a manner not consistent with the other party’s expectations.
Each of Coursera and Udemy may have liabilities that the other party failed, or was unable, to discover in the course of performing its respective due diligence investigations. Coursera and Udemy may learn additional information about the other party that materially adversely affects it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. As a result of these factors, the Combined Company may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in the Combined Company reporting losses. Even if Coursera’s and Udemy’s respective due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its expectations. If any of these risks materialize, this could adversely affect the Combined Company’s financial condition and results of operations and could contribute to negative market perceptions about, or price movements of, Coursera Common Stock following the Merger.
The Combined Company may fail to realize all of the anticipated benefits of the Merger.
The success of the Merger will depend, in part, on the Combined Company’s ability to realize the anticipated benefits and cost savings from combining Coursera’s and Udemy’s businesses and operational synergies. The anticipated benefits and cost savings of the Merger may not be realized fully or at all, may take longer to realize than expected, or may have other adverse effects that Coursera and Udemy do not currently foresee, in which case, among other things, the Merger may not be accretive to free cash flow and may not generate significant discretionary cash flow to return to stockholders via share buybacks or other means. Some of the assumptions that Coursera and Udemy have made, including the potential financial strengths of the Combined Company and the synergies expected to be achieved in the combination, may not be realized fully or at all or may take longer to realize than expected. The integration process may result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. In addition, there could be potential unknown liabilities and unforeseen expenses associated with the Merger that could adversely impact the Combined Company.
The future results of the Combined Company following the Merger will suffer if the Combined Company does not effectively manage its expanded operations.
Following the Merger, the size, geographic footprint and complexity of the Combined Company will increase significantly compared to the businesses of each of Coursera and Udemy. The Combined Company’s future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and geographies and associated increased costs and complexity. The Combined Company may also face increased scrutiny from, and/or additional regulatory requirements of, governmental authorities as a result of the significant increase in the size, geographic footprint and complexity of its business. There can be no assurances that the Combined Company will be successful or that it will realize the expected operating efficiencies, cost savings or other benefits currently anticipated from the Merger.
The Combined Company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the Combined Company in the future.
In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), the Merger will be accounted for as an acquisition by Coursera pursuant to the acquisition method of accounting for business combinations. Under the acquisition method of accounting, Coursera will record the net tangible and identifiable intangible assets and liabilities of Udemy and its subsidiaries as of the consummation of the Merger, at their respective fair values. The reported financial condition and results of operations of Coursera for periods after consummation of the Merger will reflect Udemy balances and results after consummation of the Merger but will not be restated retroactively to reflect the historical financial position or results of operations of Udemy and its subsidiaries for periods prior to the Merger. For additional information, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”
Under the acquisition method of accounting, the total purchase price will be allocated to Udemy’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the Merger, with any excess purchase price allocated to goodwill. To the extent the value of goodwill or intangibles, if any, becomes impaired in the future, the Combined Company may be required to recognize material non-cash charges relating to such impairment. The Combined Company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.
Coursera’s ability to utilize its or Udemy’s historic net operating loss carryforwards and certain other tax attributes may be limited after the Merger.
Udemy and Coursera have each incurred net operating losses (“NOLs”) since their respective inceptions. Coursera’s ability to utilize these NOLs and other tax attributes to reduce future taxable income following the Closing depends on many factors, including its future income, which cannot be assured. In addition, Section 382 of the Code

(“Section 382”) and Section 383 of the Code generally impose an annual limitation on the amount of NOLs and certain other tax attributes that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs for either Udemy or Coursera, including as a result of this transaction, utilization of such entity’s NOLs would be subject to an annual limitation under Section 382, generally determined by multiplying (1) the fair market value of its stock at the time of the ownership change by (2) the long-term tax-exempt rate published by the IRS for the month in which the ownership change occurs, subject to certain adjustments. Any unused annual limitation may be carried over to later years.
Shares of Coursera Common Stock received by Udemy Stockholders as a result of the Merger will have different rights from shares of Udemy Common Stock.
Upon completion of the Merger, Udemy Stockholders will no longer be stockholders of Udemy, and Udemy Stockholders who receive Merger Consideration will become holders of Coursera Common Stock, which will trade on the NYSE under the ticker symbol “COUR.” There will be important differences between the current rights of Udemy Stockholders and the rights to which such stockholders will be entitled as Coursera Stockholders. For a discussion of the different rights associated with shares of Coursera Common Stock as compared to shares of Udemy Common Stock, see the section titled “Comparison of Stockholders’ Rights.”
Future sales or issuances of Coursera Common Stock could have a negative impact on the Coursera Common Stock price.
Based on the number of shares of Udemy Common Stock outstanding as of [ ], 2026, and the number of outstanding Udemy equity awards currently estimated to be settled in Coursera Common Stock in connection with the Merger, Coursera expects to issue up to approximately [ ] shares of Coursera Common Stock in connection with the Merger. Coursera Common Stock that Udemy Stockholders will receive in connection with the Merger generally may be sold immediately in the public market. It is possible that some former Udemy Stockholders may seek to sell some or all of the shares of Coursera Common Stock they receive as Merger Consideration, and the Merger Agreement contains no restriction on the ability of former Udemy Stockholders to sell such shares of Coursera Common Stock following completion of the Merger. Other Coursera Stockholders may also seek to sell shares of Coursera Common Stock held by them following completion of the Merger. These sales or other dispositions of a significant number of shares of Coursera Common Stock (or the perception that such sales or other dispositions may occur), including potentially pursuant to the share repurchase program that Coursera expects to execute following the Closing, coupled with the increase in the outstanding number of shares of Coursera Common Stock as a result of the Merger (as well as any increase resulting from potential future issuances of Coursera Common Stock), may affect the market for Coursera Common Stock in an adverse manner and may cause the price of Coursera Common Stock to fall.
The exclusive-forum provision contained in the Coursera Charter could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with Coursera or its directors, officers or other employees.
The Coursera Charter provides that, unless Coursera consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought in the name or right, or on behalf of, Coursera, (2) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, other employee or agent of Coursera to Coursera or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or the Coursera Charter or the Coursera Bylaws, (4) any action asserting a claim against a Coursera Stockholder or (5) any action asserting a claim related to or involving Coursera governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware).
The enforceability of similar choice-of-forum provisions in other companies’ bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in the Coursera Charter to be inapplicable or unenforceable.
This exclusive-forum provision may limit the ability of a stockholder, including a former holder of Udemy Common Stock who becomes a holder of Coursera Common Stock after the Merger is completed, to bring a claim in a judicial forum of its choosing for disputes with Coursera or its directors, officers or other employees, which may discourage lawsuits against Coursera and its directors, officers and other employees. Alternatively, if a court were to find this exclusive-forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Coursera may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect Coursera’s business, results of operations and financial condition. In addition, stockholders who do bring a claim in a court specified in such exclusive-forum provision could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. In addition, such court may reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be more favorable to Coursera than to its stockholders.
Risks Relating to Coursera’s Business and Industry, and its Existence as a Delaware Public Benefit Corporation
In addition to the risk factors described above relating to the Combined Company following completion of the Merger, you should read and consider risk factors specific to Coursera’s businesses that will also affect the Combined Company after the completion of the Merger. In addition, because Coursera is a public benefit corporation, Udemy Stockholders will receive shares in, and become stockholders of, a public benefit corporation as a result of the completion of the Merger, and will become subject to risks that may not apply to a traditional Delaware corporation. These risks, including with respect to Coursera’s existence as a public benefit corporation, are described in Part I, Item 1A of Coursera’s Annual Report on Form 10-K for the year ended December 31, 2025 and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the section titled “Where You Can Find More Information.”
Risks Relating to Udemy’s Business
In addition to the risk factors described above relating to the Combined Company following completion of the Merger, you should read and consider risk factors specific to Udemy’s businesses that will also affect the Combined Company after the completion of the Merger. These risks are described in Part I, Item 1A of Udemy’s Annual Report on Form 10-K for the year ended December 31, 2025, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the section titled “Where You Can Find More Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus, and the documents to which Coursera and Udemy refer you in this joint proxy statement/prospectus, as well as oral statements made or to be made by Coursera and Udemy relating to their respective special meetings of stockholders, include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus, including those that address activities, events or developments that Coursera or Udemy expects, believes or anticipates will or may occur in the future, are forward-looking statements. Such forward-looking statements include, but are not limited to: statements about the benefits of the Merger involving Coursera and Udemy, including future financial and operating results, Coursera’s and Udemy’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Merger, and other statements that are not historical facts, including expectations regarding paid consumer subscribers and paid enterprise customers, business strategy and other plans and objectives for future operations, as well as revenue, costs, profits, EBITDA, free cash flow and liquidity and other financial metrics. Words such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “forecast,” “outlook,” “target,” “commitment” or the negative of such terms or other variations thereof, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those included in this joint proxy statement/prospectus. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those included in this joint proxy statement/prospectus. These risks and uncertainties include, without limitation:
•	the ability to obtain the Requisite Coursera Vote and the Requisite Udemy Vote;
•	the risk that other conditions to Closing may not be satisfied;
•	the risk of delays in completing the Merger;
•
the risk that an event, change or other circumstance could give rise to the termination of the Merger, including under circumstances that might require Coursera or Udemy to pay the Termination Fee of $40.5 million and an expense reimbursement payment of $8 million;

•
the risk that the businesses will not be integrated successfully in accordance with the standards and obligations applicable to the Combined Company as a public benefit corporation and as a certified B Corp. or will take longer or require additional costs to integrate successfully;

•	the risk that the expected synergies and other benefits of the Merger may not be fully realized or may take longer to realize than expected;
•	the risk that any announcement relating to the Merger could have adverse effects on the market price of Coursera Common Stock or Udemy Common Stock;
•	the risk of litigation related to the Merger;
•	the risk that the credit ratings of the Combined Company or its subsidiaries may be different from what the companies expect;
•	the diversion of management time from ongoing business operations and opportunities as a result of the Merger;
•	the risks related to Coursera and Udemy being restricted in their operation of their respective businesses while the Merger Agreement is in effect;
•	the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger;
•
the dilution caused by Coursera’s issuance of additional shares of its capital stock in connection with the Merger, coupled with potential sales of Coursera Common Stock by Coursera Stockholders or former Udemy Stockholders following the completion of the Merger;

•	the response of Coursera’s competitors, Udemy’s competitors and other market participants to the Merger;
•	uncertainty as to timing of completion of the Merger and the ability of Coursera and Udemy to consummate the Merger;
•	the ability to attract and retain employees, learners, content creators, instructors and enterprise customers;
•	the ability to continue to develop and protect Coursera and Udemy’s brands and reputations;
•	the ability to successfully develop, launch, maintain and scale new programs, offerings and features, including artificial intelligence;
•	the amount of the costs, fees, expenses and charges related to the Merger;
•	foreign currency, competition, government regulation or other actions;
•	the ability of management to execute its plans to meet its goals;
•	risks associated with the evolving legal, regulatory and tax regimes;
•	changes in economic, financial, political and regulatory conditions;
•	natural and man-made disasters; civil unrest, pandemics and conditions that may result from legislative, regulatory, trade and policy changes; and
•	other risks inherent in Coursera’s and Udemy’s businesses.
All of the forward-looking statements Coursera and Udemy make in or in connection with this joint proxy statement/prospectus are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and the information detailed in Coursera’s Annual Report on Form 10-K for the year ended December 31, 2025 and other filings Coursera makes with the SEC, which are incorporated herein by reference, and in Udemy’s Annual Report on Form 10-K for the year ended December 31, 2025 and other filings Udemy makes with the SEC, which are incorporated herein by reference. For additional information, see the sections titled “Risk Factors” and “Where You Can Find More Information.”
Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Coursera nor Udemy undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

INFORMATION ABOUT THE COMPANIES
Coursera, Inc.
Coursera was launched in 2012 by Andrew Ng and Daphne Koller with a mission to provide universal access to world-class learning. Today, it is one of the largest online learning platforms in the world, with 197 million registered learners as of December 31, 2025. Coursera partners with over 375 leading university and industry partners to offer a broad catalog of content and credentials, including courses, Specializations, Professional Certificates and degrees. Coursera’s platform innovations—including generative AI-powered features like Coach, Role Play and Course Builder, and role-based solutions like Skills Tracks—enable instructors, partners and companies to deliver scalable, personalized and verified learning. Institutions worldwide rely on Coursera to upskill and reskill their employees, students and citizens in high-demand fields such as GenAI, data science, technology and business, while learners globally turn to Coursera to master the skills they need to advance their careers. Coursera is a Delaware public benefit corporation and a certified B Corp.
The principal trading market for shares of Coursera Common Stock (NYSE: COUR) is the NYSE. The principal executive offices of Coursera are located at 2440 West El Camino Real, Suite 500, Mountain View, California 94040; its telephone number is (650) 963-9884; and its website is www.coursera.com. Information on Coursera’s Internet website is not incorporated by reference into or otherwise part of this proxy statement/prospectus.
For additional information about Coursera and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section titled “Where You Can Find More Information.”
Udemy, Inc.
The principal executive offices of Udemy are located at 600 Harrison Street, 3rd Floor, San Francisco, California 94107; its telephone number is (415) 813-1710; and its website is www.udemy.com. Information on Udemy’s Internet website is not incorporated by reference into or otherwise part of this proxy statement/prospectus.
Udemy is an AI-powered skills acceleration platform transforming how companies and individuals across the world build the capabilities needed to thrive in a rapidly evolving workplace. By combining on-demand, multi-language content with real-time innovation, Udemy delivers personalized experiences that empower organizations to scale workforce development and help individuals build the technical, business and soft skills most relevant to advancing their careers. Udemy’s consumer marketplace has attracted over 84 million learners in over 180 countries. Udemy’s network of more than 91,000 instructors have developed over 293,000 courses across 75 languages, spanning critical skill domains including technology, business, leadership and personal development. Udemy’s enterprise SaaS platform, Udemy Business, enables companies around the world to offer engaging and effective on-demand and immersive learning for all employees, laboratory-style learning for tech teams and cohort-based learning focused on leadership development. Udemy Business offers organizations access to over 33,000 of the highest rated on-demand, exclusive courses from its marketplace across 16 languages, enhanced with AI-powered personalization, skills gap analysis, and outcome measurement that demonstrates tangible returns on investment to enterprise customers. Udemy Common Stock is listed on the Nasdaq, trading under the symbol “UDMY.”
For additional information about Udemy and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section titled “Where You Can Find More Information.”
Chess Merger Sub, Inc.
Merger Sub is a direct wholly owned subsidiary of Coursera. Upon the completion of the Merger, Merger Sub will cease to exist. Merger Sub was incorporated in Delaware on December 11, 2025 for the sole purpose of effecting the Merger.
The principal executive offices of Merger Sub are located at 2440 West El Camino Real, Suite 500, Mountain View, California 94040; its telephone number is (650) 963-9884.
The Combined Company
The Combined Company will be headquartered in the San Francisco Bay Area. Coursera and Udemy have also agreed to certain governance matters relating to the Combined Company Board following the completion of the Merger. See the sections titled “—Board of Directors and Management of the Combined Company Following the Completion of the Merger” and “The Merger Agreement—Organizational Documents; Directors and Officers” for more information.

Absent a Restructuring Election, Udemy will continue to exist as the surviving entity of the merger with Merger Sub and as a wholly owned subsidiary of Coursera. In the case of a Restructuring Election, instead of the merger of Merger Sub with and into Udemy as described above, a direct wholly owned corporate subsidiary of Coursera may merge with and into Udemy, with Udemy surviving such merger as a wholly owned subsidiary of Coursera, followed by a merger of Udemy with and into a second, direct wholly owned limited liability company subsidiary of Coursera, with the second wholly owned subsidiary of Coursera surviving such merger. The shares of Coursera Common Stock will continue to trade on the NYSE under the ticker symbol “COUR.”

SPECIAL MEETING OF COURSERA STOCKHOLDERS
Date, Time and Place
The Coursera Special Meeting will be held virtually via live webcast on [ ], 2026, at [ ] Pacific Time. Because the Coursera Special Meeting is completely virtual and being conducted via live webcast, Coursera Stockholders will not be able to attend the Coursera Special Meeting in person. You are entitled to attend the Coursera Special Meeting only if you are a stockholder of record of Coursera at the Coursera Record Date or you held your shares of Coursera Common Stock beneficially in the name of a broker, bank or other nominee as of the Coursera Record Date, or if you hold a valid proxy for the Coursera Special Meeting. Such Coursera Stockholders will be able to attend the Coursera Special Meeting online and vote their shares during the meeting by visiting www.virtualshareholdermeeting.com/COUR2026SM, which we refer to as the Coursera Special Meeting Website. Coursera Stockholders will need the 16-digit control number found on their proxy cards in order to access the Coursera Special Meeting Website.
Any beneficial holders that hold their shares of Coursera Common Stock in “street name” by a bank, brokerage firm or other nominee who do not have a 16-digit control number should follow the instructions provided on the voting instructions provided by their broker, bank or other nominee. In addition to registering for the Coursera Special Meeting, such holders that wish to vote at the Coursera Special Meeting must obtain a legal proxy executed in their favor from their bank, broker or other nominee prior to the Coursera Special Meeting.
We encourage you to access the meeting prior to the start time. Online check-in will begin at [ ] Pacific Time, and you should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the phone number displayed on the virtual Coursera Special Meeting Website on the date of the Coursera Special Meeting.
Purpose of the Coursera Special Meeting
The purpose of the Coursera Special Meeting is to consider and vote on the following proposals:
•	the Coursera Share Issuance Proposal;
•	the Coursera Charter Amendment Proposal; and
•	the Coursera Adjournment Proposal.
Coursera will transact no other business at the Coursera Special Meeting, except such business as may properly be brought before the Coursera Special Meeting or any adjournments or postponements thereof by or at the direction of the Coursera Board in accordance with the Coursera Bylaws and the terms of the Merger Agreement.
Recommendation of the Coursera Board
The Coursera Board unanimously recommends that Coursera Stockholders vote “FOR” the Coursera Share Issuance Proposal, “FOR” the Coursera Charter Amendment Proposal and “FOR” the Coursera Adjournment Proposal.
For additional information on the recommendation of the Coursera Board, see the section titled “The Merger—Recommendation of the Coursera Board and Reasons for the Merger.”
Record Date and Outstanding Shares of Coursera Common Stock
Only holders of record of issued and outstanding shares of Coursera Common Stock as of the close of business on [ ], 2026, the Coursera Record Date, are entitled to notice of, and to vote at, the Coursera Special Meeting, whether via the Coursera Special Meeting Website or by proxy, or any adjournment or postponement of the Coursera Special Meeting.
As of the Coursera Record Date, there were [ ] shares of Coursera Common Stock issued and outstanding and entitled to vote at the Coursera Special Meeting. Coursera Stockholders may cast one vote for each share of Coursera Common Stock held by them as of the Coursera Record Date.
A complete list of Coursera Stockholders entitled to vote at the Coursera Special Meeting will be available for inspection at Coursera’s offices at 2440 West El Camino Real, Suite 500, Mountain View, California 94040 during ordinary business hours for a period of no less than 10 days before the Coursera Special Meeting. Please contact our Secretary by telephone at (650) 963-9884 if you wish to inspect the list of stockholders prior to the Coursera Special Meeting. This list will also be available for examination by stockholders during the Coursera Special Meeting using the 16-digit control number included in your proxy materials.

Quorum; Abstentions, Broker Non-Votes and Failure to Vote
A quorum of Coursera Stockholders is necessary for Coursera to conduct business at the Coursera Special Meeting. The holders of a majority in voting power of the outstanding shares of Coursera Common Stock issued and outstanding and entitled to vote, present in person (virtually) or represented by proxy, at the Coursera Special Meeting shall constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the Coursera Proposals or “abstain” from voting on the Coursera Proposals, your shares of Coursera Common Stock will be counted for purposes of calculating whether a quorum is present.
If you are a Coursera Stockholder of record and you do not provide your proxy by signing and returning your proxy card by mail, via the Internet or by telephone or vote at the Coursera Special Meeting via the Coursera Special Meeting Website, your shares will not be voted with respect to a proposal at the Coursera Special Meeting and will not be counted as present for purposes of determining whether a quorum exists.
An abstention occurs when the beneficial owner of shares, or a broker, bank or other nominee holding shares for a beneficial owner, is present via the Coursera Special Meeting Website or by proxy at the Coursera Special Meeting, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.
A broker non-vote occurs when shares held by a bank, brokerage firm or other nominee are represented at a meeting, but the bank, brokerage firm or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal (a “non-routine” proposal) but has discretionary voting power on other proposals at such meeting. There will not be any broker non-votes at the Coursera Special Meeting because each of the proposals to be presented at the Coursera Special Meeting is considered to be “non-routine.”
Executed but unvoted proxies will be voted in accordance with the recommendation of the Coursera Board.
Required Vote
Approval of each of the Coursera Proposals requires the affirmative vote of a majority of the votes cast by the holders of Coursera Common Stock at the Coursera Special Meeting at which a quorum is present (or, in the case of the Coursera Adjournment Proposal, whether or not a quorum is present). Assuming a quorum is present, abstentions, broker non-votes or any failure by a Coursera Stockholder to vote (e.g., by not submitting a proxy and not voting at the Coursera Special Meeting) will not have any effect on any of the Coursera Proposals.
Each of the Coursera Proposals is described in the section titled “Coursera Proposals.”
Methods of Voting
Stockholder of Record; Shares Registered in Your Name
If you are a Coursera Stockholder of record as of the Coursera Record Date, shares held directly in your name as stockholder of record as of the Coursera Record Date may be voted at the Coursera Special Meeting via the Coursera Special Meeting Website. If you choose to attend the Coursera Special Meeting and vote your shares via the Coursera Special Meeting Website, you will need the 16-digit control number included on your proxy card. Even if you plan to attend the Coursera Special Meeting, the Coursera Board recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Coursera Special Meeting.
If you are a Coursera Stockholder of record, you may vote your shares via the Coursera Special Meeting Website at the Coursera Special Meeting or by submitting proxies:
•	by phone by calling the toll-free number found on the enclosed proxy card and submitting a valid proxy before 11:59 p.m. Eastern Time on [ ], 2026;
•	by the Internet, by following the instructions as directed on the enclosed proxy card and submitting a valid proxy before 11:59 p.m. Eastern Time on [ ], 2026; or
•	by completing, signing and returning your proxy card via mail. If you vote by mail, your proxy card must be received by [ ], 2026.

Beneficial Owner; Shares Registered in the Name of a Broker, Bank or Other Agent
If, as of the Coursera Record Date, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Coursera Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account.
If you are a beneficial owner as described above, you should have received voting instructions from the brokerage firm, bank, dealer or other similar organization that holds your shares. Follow the instructions they provide to ensure that your vote is counted.
Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of Coursera Common Stock, you may contact D.F. King, Coursera’s proxy solicitor, at (800) 820-2415 (toll-free), (646) 503-5595 (collect call) or COUR@dfking.com (email).
Adjournment
If the Coursera Special Meeting is adjourned, Coursera Stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the Coursera Special Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Coursera Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.
The Merger Agreement provides that Coursera may adjourn, postpone or otherwise delay the Coursera Special Meeting if (1) as of the time originally scheduled there are insufficient shares of Coursera Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (2) the Coursera Board has made a Recommendation Change, (3) required by applicable law, (4) necessary to ensure that any supplement or amendment to the joint proxy statement included in this joint proxy statement/prospectus that is required by applicable law is disclosed to the holders of shares of Coursera Common Stock, (5) a change to the method or structure of effecting the combination of Udemy and Coursera is to be effected pursuant to a Restructuring Election or (6) Coursera and Udemy mutually agree to such adjournment or postponement; provided that in no event will Coursera adjourn or postpone the Coursera Special Meeting for the foregoing reasons more than two times or by more than 45 calendar days in the aggregate with respect to all such adjournments or proposals. In addition, Coursera must adjourn or postpone the Coursera Special Meeting at Udemy’s request in the circumstances described in the foregoing clauses (2) and (5) or if reasonably necessary to obtain the Requisite Coursera Vote (subject to the same limitations on the number and duration of adjournments and postponements).
Revocability of Proxies
If you are a Coursera Stockholder of record, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Coursera Special Meeting in one of the following ways:
•	submit a new proxy card bearing a later date;
•	vote again by phone or on the Internet at a later time;
•
give written notice before the Coursera Special Meeting to the Coursera Secretary at the following address: Secretary, Coursera, Inc., 2440 West El Camino Real, Suite 500, Mountain View, California 94040; or

•
attend the Coursera Special Meeting and vote your shares. Please note that your attendance at the meeting via the Coursera Special Meeting Website will not alone serve to revoke your proxy; instead, you must vote your shares via the Coursera Special Meeting Website.

If you are a beneficial owner of Coursera Common Stock as of the Coursera Record Date, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Proxy Solicitation Costs
Coursera will bear all costs and expenses in connection with the solicitation of proxies in connection with the Coursera Special Meeting; provided that costs and expenses of filing, printing and mailing this joint proxy statement/prospectus (including the SEC filing fee payable in connection herewith) will be borne equally by Coursera and Udemy. The enclosed proxy card is being solicited by Coursera and the Coursera Board. In addition to solicitation by mail, Coursera’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Coursera currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with the adoption of a Merger Agreement.
Coursera has retained D.F. King to assist in the solicitation process. Coursera will pay D.F. King a fee of $25,000. Coursera also has agreed to indemnify D.F. King against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Coursera will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Coursera Common Stock held of record by such nominee holders. Coursera will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.
Appraisal Rights
Under Delaware law, Coursera Stockholders are not entitled to appraisal rights in connection with the transactions contemplated by the Merger Agreement or any of the Coursera Proposals.
Other Information
The matters to be considered at the Coursera Special Meeting are of great importance to the Coursera Stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or on the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope.
If you submit your proxy by phone or on the Internet, you do not need to return the enclosed proxy card.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Coursera Special Meeting, contact:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor,
New York, New York 10005
Banks and Brokers Call Collect: (646) 503-5595
Shareholders Call Toll-Free: (800) 820-2415
Email: COUR@dfking.com
Vote of Coursera’s Directors and Executive Officers
As of the Coursera Record Date, Coursera directors and executive officers, and their affiliates, as a group, are expected to own and be entitled to vote approximately [ ] shares of Coursera Common Stock, or approximately [ ]% of the total outstanding shares of Coursera Common Stock.
Coursera currently expects that all of its directors and executive officers will vote their shares “FOR” the Coursera Share Issuance Proposal, “FOR” the Coursera Charter Amendment Proposal and “FOR” the Coursera Adjournment Proposal.
The Coursera Significant Stockholders have contractually agreed to vote all of their shares of Coursera Common Stock in favor of each of the Coursera Proposals pursuant to the Coursera Stockholder Voting Agreement on the terms and subject to the conditions set forth therein. As of the Coursera Record Date, those persons are expected to own and be entitled to vote approximately [ ] shares of Coursera Common Stock, or approximately [ ]% of the total outstanding shares of Coursera Common Stock.

Results of the Coursera Special Meeting
Within four business days following the Coursera Special Meeting, Coursera intends to file the final voting results with the SEC on a Current Report on Form 8-K. A preliminary tally will also be reported at the Coursera Special Meeting; however, this tally will not be final and will be subject to change until reported by Coursera in its Current Report on Form 8-K.
COURSERA STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE COURSERA PROPOSALS.

COURSERA PROPOSALS
Coursera Share Issuance Proposal
It is a condition to the completion of the Merger that Coursera Stockholders approve the issuance of shares of Coursera Common Stock in the Merger (the “Coursera Share Issuance”). In the Merger, each Udemy Stockholder will receive, for each Eligible Share of Udemy Common Stock they own as of immediately prior to the Effective Time, the Merger Consideration of 0.800 shares of Coursera Common Stock, as further described in the sections titled “The Merger—Merger Consideration” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”
Under NYSE rules, a company is required to obtain stockholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock. If the Merger is completed pursuant to the Merger Agreement, Coursera expects to issue up to approximately [ ] shares of Coursera Common Stock in connection with the Merger based on the number of shares of Udemy Common Stock outstanding as of [ ], 2026 and the number of outstanding Udemy equity awards currently estimated to be settled in Coursera Common Stock in connection with the Merger. Accordingly, the aggregate number of shares of Coursera Common Stock that Coursera will issue in the Merger will exceed 20% of the shares of Coursera Common Stock outstanding before such issuance, and for this reason, Coursera is seeking the approval of Coursera Stockholders for the issuance of shares of Coursera Common Stock pursuant to the Merger Agreement. Approval of the Coursera Share Issuance Proposal is a condition to the completion of the Merger.
In the event the Coursera Share Issuance Proposal is approved by Coursera Stockholders, but the Merger Agreement is terminated (without the Merger being completed) prior to the issuance of shares of Coursera Common Stock pursuant to the Merger Agreement, Coursera will not issue any shares of Coursera Common Stock as a result of the approval of the Coursera Share Issuance Proposal.
Approval of the Coursera Share Issuance Proposal requires the affirmative vote of a majority of the votes cast by the holders of Coursera Common Stock at the Coursera Special Meeting at which a quorum is present. Assuming a quorum is present, abstentions, broker non-votes or any failure by a Coursera Stockholder to vote (e.g., by not submitting a proxy and not voting at the Coursera Special Meeting) will not have any effect on any of the Coursera Proposals.
The Coursera Board unanimously recommends that you vote “FOR” the Coursera Share Issuance Proposal.
Coursera Charter Amendment Proposal
The Coursera Charter currently provides that Coursera is authorized to issue up to 300,000,000 shares of Coursera Common Stock. It is a condition to the completion of the Merger that Coursera Stockholders adopt an amendment to the Coursera Charter to increase the number of authorized shares of Coursera Common Stock from 300,000,000 shares to 600,000,000 shares.
The Coursera Board believes that the increased number of authorized shares of Coursera Common Stock contemplated by the proposed amendment is important to the Combined Company in order for additional shares to be available for issuance from time to time, without further action or authorization by the Coursera Stockholders (except as required by applicable law or the NYSE rules), if needed for such corporate purposes as may be determined by the Coursera Board. The additional 300,000,000 shares authorized would be a part of the existing class of Coursera Common Stock and, if issued, would have the same rights and privileges as the shares of Coursera Common Stock presently issued and outstanding.
If the Coursera Stockholders approve the Coursera Charter Amendment Proposal and the Merger is completed, Coursera expects to file a Certificate of Amendment with the Secretary of State of the State of Delaware, in the form attached to this joint proxy statement/prospectus as Annex B, to increase the number of authorized shares of its capital and common stock (the “Coursera Charter Amendment”).
As of [ ], 2026, Coursera had an aggregate of [ ] shares of common stock issued and outstanding or reserved for issuance. If the Merger is completed pursuant to the Merger Agreement, Coursera expects to issue up to approximately [ ] shares of Coursera Common Stock in connection with the Merger based on the number of shares of Udemy Common Stock outstanding as of [ ], 2026 and the number of outstanding Udemy equity awards currently estimated to be settled in Coursera Common Stock in connection with the Merger. In the event the Coursera Charter Amendment Proposal is not approved by Coursera Stockholders, the Merger might not be completed.

Other than payment of the Merger Consideration and in connection with ordinary course equity compensation grants, the Coursera Board has no immediate plans to issue additional shares of common stock or securities that are convertible into common stock. However, the Coursera Board desires to have the shares available to provide flexibility for business and financial purposes and provide appropriate equity incentives for Coursera’s employees, officers, directors, consultants and advisors. The additional shares may be used for various purposes without further stockholder approval. These purposes may include: (1) raising capital, if Coursera has an appropriate opportunity, through offerings of common stock or securities that are convertible into or exchangeable for shares of common stock; (2) exchanges of common stock or securities that are convertible into or exchangeable for shares of common stock for other outstanding securities; (3) providing equity incentives to employees, officers, directors, consultants or advisors; (4) expanding Coursera’s business through the acquisition of other businesses or assets; (5) stock splits, dividends and similar transactions; and (6) other purposes.
Approval of the Coursera Charter Amendment Proposal requires the affirmative vote of a majority of the votes cast by the holders of Coursera Common Stock at the Coursera Special Meeting at which a quorum is present. Assuming a quorum is present, abstentions, broker non-votes or any failure by a Coursera Stockholder to vote (e.g., by not submitting a proxy and not voting at the Coursera Special Meeting) will not have any effect on any of the Coursera Proposals.
The Coursera Board unanimously recommends that you vote “FOR” the Coursera Charter Amendment Proposal.
Coursera Adjournment Proposal
Coursera Stockholders are being asked to approve a proposal that will grant the Coursera Board authority to adjourn the Coursera Special Meeting, if necessary or appropriate, including to permit the further solicitation of additional votes or proxies if there are not sufficient votes cast at the Coursera Special Meeting to approve either or both the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal. Approval of the Coursera Adjournment Proposal is not a condition to the completion of the Merger.
If the Coursera Adjournment Proposal is approved, the Coursera Special Meeting could be adjourned to any date. If the Coursera Special Meeting is adjourned, Coursera Stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If it is necessary to adjourn the Coursera Special Meeting, no notice of the adjourned Coursera Special Meeting is required to be given to Coursera Stockholders so long as (1) the place, the date and time of the adjourned Coursera Special Meeting is announced at the Coursera Special Meeting and (2) the adjourned Coursera Special Meeting occurs within 30 calendar days of the original date for the Coursera Special Meeting and Coursera does not fix a new record date for the adjourned meeting.
Approval of the Coursera Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of Coursera Common Stock at the Coursera Special Meeting (whether or not a quorum is present). Abstentions, broker non-votes or any failure by a Coursera Stockholder to vote (e.g., by not submitting a proxy and not voting at the Coursera Special Meeting) will not have any effect on any of the Coursera Proposals.
The Coursera Board unanimously recommends that you vote “FOR” the Coursera Adjournment Proposal.

SPECIAL MEETING OF UDEMY STOCKHOLDERS
Date, Time and Place
The Udemy Special Meeting will be held virtually via live webcast on [ ], 2026, at [ ] Pacific Time. Because the Udemy Special Meeting is completely virtual and being conducted via live webcast, Udemy Stockholders will not be able to attend the Udemy Special Meeting in person. Udemy Stockholders will be able to attend the Udemy Special Meeting online and vote their shares electronically during the meeting by visiting www.virtualshareholdermeeting.com/UDMY2026SM, which we refer to as the Udemy Special Meeting Website. Udemy Stockholders will need the control number found on their proxy cards in order to access the Udemy Special Meeting Website.
Any beneficial holders that hold their shares of Udemy Common Stock in “street name” by a bank, brokerage firm or other nominee who do not have a 16-digit control number should follow the instructions provided on the voting instructions provided by their broker, bank or other nominee. In addition to registering for the Udemy Special Meeting, such holders that wish to vote at the Udemy Special Meeting must obtain a legal proxy executed in their favor from their bank, broker or other nominee prior to the Udemy Special Meeting.
Purpose of the Udemy Special Meeting
The purpose of the Udemy Special Meeting is to consider and vote on the following proposals:
•	the Udemy Merger Proposal;
•	the Udemy Non-binding Executive Compensation Advisory Proposal; and
•	the Udemy Adjournment Proposal.
Udemy may transact such other business at the Udemy Special Meeting as may properly be brought before the Udemy Special Meeting by or at the direction of the Udemy Board in accordance with the Udemy Bylaws and the terms of the Merger Agreement.
Recommendation of the Udemy Board
The Udemy Board unanimously recommends that Udemy Stockholders vote “FOR” the Udemy Merger Proposal, “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal and “FOR” the Udemy Adjournment Proposal.
For additional information on the recommendation of the Udemy Board, see the section titled “The Merger—Recommendation of the Udemy Board and Reasons for the Merger.”
Record Date and Outstanding Shares of Udemy Common Stock
Only holders of record of issued and outstanding shares of Udemy Common Stock as of the close of business on [ ], 2026, the Udemy Record Date, are entitled to notice of, and to vote at, the Udemy Special Meeting, whether via the Udemy Special Meeting Website or by proxy, or any adjournment or postponement of the Udemy Special Meeting.
As of the Udemy Record Date, there were [ ] shares of Udemy Common Stock issued and outstanding and entitled to vote at the Udemy Special Meeting. Udemy Stockholders may cast one vote for each share of Udemy Common Stock held by them as of the Udemy Record Date.
A complete list of Udemy Stockholders entitled to vote at the Udemy Special Meeting will be open to the examination of any stockholder for any purpose germane to the special meeting at Udemy’s offices in San Francisco, California during ordinary business hours for a period of no less than 10 days, ending on the day before the Udemy Special Meeting. If you would like to examine the list of Udemy Stockholders, please contact Udemy’s Secretary at 600 Harrison Street, 3rd Floor, San Francisco, California 94107.
Quorum; Abstentions, Broker Non-Votes and Failure to Vote
A quorum of Udemy Stockholders is necessary for Udemy to conduct business at the Udemy Special Meeting. The holders of a majority of the outstanding shares of Udemy Common Stock entitled to vote at the Udemy Special Meeting, present via the Udemy Special Meeting Website or by proxy, shall constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the Udemy Proposals or “abstain” from voting on the Udemy Proposals, your shares of Udemy Common Stock will be counted for purposes of calculating whether a quorum is present.

If you are a stockholder of record and you do not provide your proxy by signing and returning your proxy card by mail or via the Internet or by telephone or vote at the Udemy Special Meeting via the Udemy Special Meeting Website, your shares will not be voted with respect to a proposal at the Udemy Special Meeting and will not be counted as present for purposes of determining whether a quorum exists.
An abstention occurs when the beneficial owner of shares, or a broker, bank or other nominee holding shares for a beneficial owner, is present via the Udemy Special Meeting Website or by proxy at the Udemy Special Meeting, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.
A broker non-vote occurs when shares held by a bank, brokerage firm or other nominee are represented at a meeting, but the bank, brokerage firm or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal (a “non-routine” proposal) but has discretionary voting power on other proposals at such meeting. There will not be any broker non-votes at the Udemy Special Meeting because each of the proposals to be presented at the Udemy Special Meeting is considered to be “non-routine.”
Executed but unvoted proxies will be voted in accordance with the recommendation of the Udemy Board.
Voting by Directors and Executive Officers
As of [ ], 2026, the Udemy Record Date, Udemy directors and executive officers, and their affiliates, as a group, owned and were entitled to vote approximately [ ] shares of Udemy Common Stock, or approximately [ ]% of the total outstanding shares of Udemy Common Stock.
Udemy currently expects that all of its directors and executive officers will vote their shares “FOR” the Udemy Merger Proposal, “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal and “FOR” the Udemy Adjournment Proposal.
The Udemy Significant Stockholders, which are affiliated with Udemy director Jeff Lieberman, have contractually agreed to vote all of their shares of Udemy Common Stock in favor of the Udemy Merger Proposal and the Udemy Adjournment Proposal pursuant to the Udemy Stockholder Voting Agreement. As of the Udemy Record Date, those persons owned and were entitled to vote approximately [ ] shares of Udemy Common Stock, or approximately [ ]% of the total outstanding shares of Udemy Common Stock.
Required Vote
The votes required for each Udemy Proposal are as follows:
•
The Udemy Merger Proposal. Approval of the Udemy Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Udemy Common Stock entitled to vote on the Udemy Merger Proposal. If you are a Udemy Stockholder and fail to vote, fail to instruct your bank, broker or other nominee to vote or abstain from voting, it will have the same effect as a vote “AGAINST” the Udemy Merger Proposal.

•
The Udemy Non-binding Executive Compensation Advisory Proposal. Approval of the Udemy Non-binding Executive Compensation Advisory Proposal requires the affirmative vote of a majority of the shares of Udemy Common Stock present or represented by proxy at the Udemy Special Meeting and entitled to vote on the Udemy Non-binding Executive Compensation Advisory Proposal. Any shares not present or represented by proxy (including due to the failure of a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Udemy Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Udemy Non-binding Executive Compensation Advisory Proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Udemy Non-binding Executive Compensation Advisory Proposal will have the same effect as a vote “AGAINST” the Udemy Non-binding Executive Compensation Advisory Proposal. In addition, if a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Udemy Non-binding Executive Compensation Advisory Proposal, it will have the same effect as a vote “AGAINST” the Udemy Non-binding Executive Compensation Advisory Proposal. As an advisory vote, this proposal is not binding on Udemy or the Udemy Board or Coursera or the Coursera Board, and approval of this proposal is not a condition to the completion of the Merger.

•
The Udemy Adjournment Proposal. Approval of the Udemy Adjournment Proposal requires the affirmative vote of a majority of the shares of Udemy Common Stock present or represented by proxy at the Udemy Special Meeting and entitled to vote on the Udemy Adjournment Proposal, whether or not a quorum is present. Any shares not present or represented by proxy (including due to the failure of a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Udemy Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Udemy Adjournment Proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Udemy Adjournment Proposal will have the same effect as a vote “AGAINST” the Udemy Adjournment Proposal. In addition, if a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Udemy Adjournment Proposal, it will have the same effect as a vote “AGAINST” the Udemy Adjournment Proposal. Approval of this proposal is not a condition to the completion of the Merger.

The Udemy Merger Proposal, the Udemy Non-binding Executive Compensation Advisory Proposal and the Udemy Adjournment Proposal are described in the section titled “Udemy Proposals.”
Methods of Voting
Udemy Stockholders of record may vote by providing their proxies via the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
If you are a Udemy Stockholder of record, you may vote your shares via the Udemy Special Meeting Website at the Udemy Special Meeting or by submitting proxies:
•	by phone until 11:59 p.m. Eastern Time on [ ], 2026;
•	by the Internet until 11:59 p.m. Eastern Time on [ ], 2026; or
•	by completing, signing and returning your proxy card via mail. If you vote by mail, your proxy card must be received by [ ], 2026.
Udemy Stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.
Voting via the Udemy Special Meeting Website
Shares held directly in your name as stockholder of record may be voted at the Udemy Special Meeting via the Udemy Special Meeting Website. If you choose to attend the Udemy Special Meeting and vote your shares via the Udemy Special Meeting Website, you will need the control number included on your proxy card. Even if you plan to attend the Udemy Special Meeting, the Udemy Board recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Udemy Special Meeting.
If you are a beneficial, but not record, holder, you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to attend and vote your shares at the Udemy Special Meeting.
Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of Udemy Common Stock, you may contact Alliance Advisors, LLC, Udemy’s proxy solicitor, at 855-206-1851 (call toll-free), or UDMY@allianceadvisors.com (email).
Adjournment
If the Udemy Special Meeting is adjourned, Udemy Stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the Udemy Special Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Udemy Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Revocability of Proxies
If you are a stockholder of record of Udemy, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:
•	submit a new proxy card bearing a later date;
•	vote again by phone or the Internet at a later time;
•	give written notice before the meeting to Udemy’s Secretary at 600 Harrison Street, 3rd Floor, San Francisco, California 94107; or
•
attend the Udemy Special Meeting and vote your shares. Please note that your attendance at the meeting via the Udemy Special Meeting Website will not alone serve to revoke your proxy; instead, you must vote your shares via the Udemy Special Meeting Website.

If you are a beneficial, but not record, owner of Udemy Common Stock as of the Udemy Record Date, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.
Proxy Solicitation Costs
Udemy will bear all costs and expenses in connection with the solicitation of proxies in connection with the Udemy Special Meeting; provided that costs and expenses of filing, printing and mailing this joint proxy statement/prospectus (including the SEC filing fee payable in connection herewith) will be borne equally by Coursera and Udemy. The enclosed proxy card is being solicited by Udemy and the Udemy Board. In addition to solicitation by mail, Udemy’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation.
Udemy has retained Alliance to assist in the solicitation process. Udemy has paid Alliance a fee of $40,000, as well as reimbursement of reasonable and customary documented expenses. Udemy also has agreed to indemnify Alliance against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Udemy will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Udemy Common Stock held of record by such nominee holders. Udemy will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.
Appraisal Rights
Under Delaware law, holders of Udemy Common Stock are not entitled to appraisal rights in connection with the issuance of shares of Coursera Common Stock as contemplated by the Merger Agreement.
For more information, see the section titled “Appraisal Rights” on page 161.
Other Information
The matters to be considered at the Udemy Special Meeting are of great importance to the Udemy Stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope.
If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Udemy Special Meeting, contact:
Alliance Advisors, LLC
150 Clove Road, Suite 400
Little Falls, New Jersey 07424
Call Toll-Free: 855-206-1851
Email: UDMY@allianceadvisors.com

Vote of Udemy’s Directors and Executive Officers
As of the close of business on [ ], 2026, the Udemy Record Date, Udemy directors and executive officers, and their affiliates, as a group, owned and were entitled to vote approximately [ ] shares of Udemy Common Stock, or approximately [ ]% of the total outstanding shares of Udemy Common Stock.
Udemy currently expects that all of its directors and executive officers will vote their shares “FOR” the Udemy Merger Proposal, “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal and “FOR” the Udemy Adjournment Proposal.
Attending the Udemy Special Meeting Virtually
You are entitled to attend the Udemy Special Meeting only if you are a stockholder of record of Udemy at the Udemy Record Date or you held your shares of Udemy Common Stock beneficially in the name of a broker, bank or other nominee as of the Udemy Record Date, or if you hold a valid proxy for the Udemy Special Meeting.
If you were a stockholder of record of Udemy as of the Udemy Record Date and wish to attend the Udemy Special Meeting, you will need the control number located on your proxy card.
If a broker, bank or other nominee is the record owner of your shares of Udemy Common Stock, you will need to obtain your control number and further instructions from your broker, bank or other nominee.
Results of the Udemy Special Meeting
Within four business days following certification of the final voting results, Udemy intends to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K. A preliminary tally will also be reported at the Udemy Special Meeting; however, this tally will not be final and will be subject to change until reported by Udemy in its Current Report on Form 8-K.
UDEMY STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE UDEMY PROPOSALS.

UDEMY PROPOSALS
Udemy Merger Proposal
It is a condition to the completion of the Merger that Udemy Stockholders approve the Udemy Merger Proposal. In the Merger, each Udemy Stockholder will receive, for each Eligible Share of Udemy Common Stock they own as of immediately prior to the Effective Time, the Merger Consideration of 0.800 shares of Coursera Common Stock, as further described in the sections titled “The Merger—Merger Consideration” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”
Pursuant to Section 251 of the DGCL and in order to fulfill a condition to the consummation of the Merger contained in the Merger Agreement, Udemy Stockholders are being asked to adopt the Merger Agreement.
The Udemy Board has unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, Udemy Stockholders and has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. For a summary of the Merger Agreement and the Merger, including the background of the Merger, Udemy’s reasons for the Merger, the opinion of Udemy’s financial advisor and related matters, see the sections titled “The Merger” and “The Merger Agreement.”
Approval of the Udemy Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Udemy Common Stock entitled to vote on the Udemy Merger Proposal. If you are a Udemy Stockholder and fail to vote, fail to instruct your bank, broker or other nominee to vote or abstain from voting, it will have the same effect as a vote “AGAINST” the Udemy Merger Proposal.
The Udemy Board unanimously recommends that you vote “FOR” the Udemy Merger Proposal.
Udemy Non-binding Executive Compensation Advisory Proposal
As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Udemy is required to provide its stockholders the opportunity to vote to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to Udemy’s named executive officers that is based on or otherwise relates to the Merger, as described in the section titled “The Merger—Interests of Udemy Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Udemy’s Named Executive Officers—Golden Parachute Compensation.” Accordingly, Udemy Stockholders are being provided the opportunity to cast an advisory vote on such payments. As an advisory vote, the Udemy Non-binding Executive Compensation Advisory Proposal is not binding upon Udemy or the Udemy Board, or upon Coursera or the Coursera Board, and approval of the Udemy Non-binding Executive Compensation Advisory Proposal is not a condition to the completion of the Merger and is a vote separate and apart from the Udemy Merger Proposal and the Udemy Adjournment Proposal. Accordingly, you may vote to approve the Udemy Merger Proposal and the Udemy Adjournment Proposal and vote not to approve the Udemy Non-binding Executive Compensation Advisory Proposal and vice-versa. Because the Merger-related executive compensation to be paid in connection with the Merger is based on the terms of the Merger Agreement as well as the contractual arrangements with Udemy’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the Merger is completed (subject only to the contractual conditions applicable thereto). However, Udemy seeks the support of its stockholders and believes that stockholder support is appropriate as the executive compensation programs are designed to incentivize executives to successfully execute a transaction such as that contemplated by the Merger from its early stages until consummation. Accordingly, Udemy Stockholders are being asked to vote on the following resolution:
RESOLVED, that the stockholders of Udemy, Inc. approve, on an advisory, non-binding advisory basis, certain compensation that may be paid or become payable to Udemy’s named executive officers that is based on or otherwise relates to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of Udemy Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Udemy’s Named Executive Officers—Golden Parachute Compensation.”
Approval of the Udemy Non-binding Executive Compensation Advisory Proposal requires the affirmative vote of a majority of the shares of Udemy Common Stock present or represented by proxy at the Udemy Special Meeting and entitled to vote on the Udemy Non-binding Executive Compensation Advisory Proposal. Any shares not present or represented by proxy (including due to the failure of a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Udemy Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Udemy Non-binding Executive Compensation Advisory Proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Udemy Non-binding Executive Compensation Advisory Proposal will have the same effect as a vote “AGAINST” the Udemy Non-binding Executive Compensation Advisory Proposal. In addition, if a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Udemy Non-binding Executive Compensation Advisory Proposal, it will have the same effect as a vote “AGAINST” the Udemy Non-binding Executive Compensation Advisory Proposal. As an advisory vote, this proposal is not binding on Udemy or the Udemy Board or Coursera or the Coursera Board, and approval of this proposal is not a condition to the completion of the Merger.
The Udemy Board unanimously recommends that you vote “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal.
Udemy Adjournment Proposal
Udemy Stockholders are being asked to approve a proposal that will grant the Udemy Board or its designees authority to adjourn the Udemy Special Meeting, if deemed necessary or appropriate, including to permit the solicitation of additional votes or proxies if there are not sufficient votes cast at the Udemy Special Meeting to approve the Udemy Merger Proposal.
If the Udemy Adjournment Proposal is approved, the Udemy Special Meeting could be adjourned to any date. If the Udemy Special Meeting is adjourned, Udemy Stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If it is necessary to adjourn the Udemy Special Meeting, no notice of the adjourned Udemy Special Meeting is required to be given to Udemy Stockholders so long as (1) the place, date and time of the adjourned Udemy Special Meeting is announced at the Udemy Special Meeting and (2) the adjourned Udemy Special Meeting occurs within 30 days of the original date for the Udemy Special Meeting and Udemy does not fix a new record date for the adjourned meeting.
Approval of the Udemy Adjournment Proposal requires the affirmative vote of a majority of the shares of Udemy Common Stock present or represented by proxy at the Udemy Special Meeting and entitled to vote on the Udemy Adjournment Proposal, whether or not a quorum is present. Any shares not present or represented by proxy (including due to the failure of a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Udemy Special Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Udemy Adjournment Proposal, provided that a quorum is otherwise present. An abstention or other failure of any shares present or represented by proxy to vote on the Udemy Adjournment Proposal will have the same effect as a vote “AGAINST” the Udemy Adjournment Proposal. In addition, if a Udemy Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Udemy Adjournment Proposal, it will have the same effect as a vote “AGAINST” the Udemy Adjournment Proposal. Approval of the Udemy Adjournment Proposal is not a condition to the completion of the Merger.
The Udemy Board unanimously recommends that you vote “FOR” the Udemy Adjournment Proposal.

THE MERGER
This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.
Transaction Structure
At the Effective Time, Merger Sub will merge with and into Udemy in accordance with the DGCL. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and Udemy will continue as the surviving corporation in the merger and as a wholly owned subsidiary of Coursera.
If a Restructuring Election is made in accordance with and subject to the limitations in the Merger Agreement, then instead of the merger of Merger Sub with and into Udemy as described above, a direct wholly owned corporate subsidiary of Coursera may merge with and into Udemy, with Udemy surviving such merger as a wholly owned subsidiary of Coursera, followed by a merger of Udemy with and into a second, direct wholly owned limited liability company subsidiary of Coursera, with the second wholly owned subsidiary of Coursera surviving such merger. A Restructuring Election occurs (1) by mutual written agreement of Udemy and Coursera if and to the extent they both deem such change to be necessary, appropriate or desirable or (2) if reasonably necessary to cause the combination of Udemy and Coursera to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
Merger Consideration
As a result of the Merger, whether or not a Restructuring Election is made, each Eligible Share of Udemy Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.800 shares of Coursera Common Stock.
No new certificates or scrip representing fractional shares of Coursera Common Stock will be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Coursera Common Stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Combined Company. In lieu of the issuance of any such fractional share, each former holder of shares of Udemy Common Stock who otherwise would be entitled to receive such fractional share will receive an amount in cash (rounded to the nearest cent) determined by multiplying (1) the average of the closing-sale prices of Coursera Common Stock on the NYSE as reported by the Wall Street Journal for the consecutive period of five full trading days ending on the day preceding the Closing Date by (2) the fraction of a share (after taking into account all shares of Udemy Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Coursera Common Stock which such holder would otherwise be entitled to receive pursuant to the Merger Agreement.
Background of the Merger
The Coursera Board and the Udemy Board regularly independently evaluate Coursera’s and Udemy’s respective strategic directions and ongoing business plans with a view toward strengthening Coursera’s and Udemy’s respective businesses and enhancing stockholder value and, with respect to Coursera, advancing its public benefit purpose and considering the impact of such directions and plans on its other stakeholders. As part of this evaluation, each of the Coursera Board and the Udemy Board has, from time to time, considered a variety of potential strategic alternatives. These have included, among others: (1) the continuation of, and potential improvements to, Coursera’s and Udemy’s respective business plans, with Coursera and Udemy each respectively remaining as an independent company; (2) the investment in, and development of, new products, services and business lines; (3) potential expansion opportunities through investments, joint ventures, acquisitions, partnerships or other commercial and strategic relationships; (4) capital return activities; and (5) business combinations and other financial and strategic alternatives. In addition, Coursera management and Udemy management each regularly hold introductory and informational meetings with actual and potential investors, other participants in Coursera’s and Udemy’s industry and other counterparties that may have an interest in engaging in potential commercial or strategic transactions with Coursera or Udemy, as applicable, for the purpose of discussing, in general terms and based on publicly available information, Coursera’s or Udemy’s business and industry. Coursera management and Udemy management each regularly updates the Coursera Board or Udemy Board, as applicable, with respect to these discussions and meetings.
In 2023, members of Coursera and Udemy management held preliminary discussions regarding a potential commercial partnership. On September 19, 2023, in connection with these discussions, Coursera and Udemy entered into a mutual confidentiality agreement (the “Initial Confidentiality Agreement”), which did not include a “standstill,” “don’t ask, don’t waive” or similar restriction limiting the ability of either party to make a transaction proposal to the other party. These discussions did not involve discussions regarding a business combination between Udemy and Coursera, and did not result in a partnership or other transaction.
Beginning on February 27, 2024 and over the next several weeks, members of Coursera and Udemy management held preliminary discussions regarding a potential strategic transaction. During these meetings, the members of Coursera and Udemy discussed, on a preliminary basis, each party’s business and prospects and the potential synergies that might be achieved in a potential business combination between Coursera and Udemy.
On March 15, 2024, in connection with these discussions, the Udemy Board established a strategic committee of the Udemy Board (the “Udemy Strategic Committee”) to oversee the exploration and evaluation of potential strategic alternatives available to Udemy, including the evaluation and negotiation of a potential business combination transaction or other similar strategic transaction involving Udemy. The Udemy Strategic Committee was formed in light of (1) the potentially significant workload that could be involved in evaluating potential strategic alternatives; (2) the possibility that Udemy management may need feedback and direction on relatively short notice; and (3) the benefits and convenience of having a subset of directors oversee and direct the process of considering potential strategic alternatives. The Udemy Board authorized the Udemy Strategic Committee to, among other things, explore and evaluate potential strategic alternatives available to Udemy, and to supervise and direct Udemy’s management and advisors in discussions and negotiations in connection with potential strategic alternatives, including a potential business combination transaction or other similar strategic transaction involving Udemy. The Udemy Board retained the power and authority to approve the final decision with respect to a strategic alternative, and the entry by Udemy into a definitive agreement with respect to any strategic alternative was not conditioned on any specific recommendation by the Udemy Strategic Committee. It was also understood that the Udemy Board would continue to have an active role in the consideration of potential strategic alternatives. The Udemy Board did not provide for the payment of any compensation to the members of the Udemy Strategic Committee in consideration of their service on the Udemy Strategic Committee. The Udemy Board also delegated to the Udemy Strategic Committee the authority to engage, on Udemy’s behalf, one or more financial advisors to assist in connection with these matters. Upon formation, the Udemy Strategic Committee was initially composed of Sohaib Abbasi, as chair of the Udemy Strategic Committee, and Jeff Lieberman.
From March 2024 to May 2024, the Udemy Board and the Udemy Strategic Committee met several times, including with representatives of each of Morgan Stanley, Udemy’s financial advisor, and Wilson Sonsini Goodrich & Rosati, P.C., Udemy’s outside legal counsel (“Wilson Sonsini”), in attendance, to discuss, among other things, the matters described herein.
On March 27, 2024, in furtherance of the parties’ preliminary discussions regarding a potential strategic transaction, Udemy and Coursera amended the Initial Confidentiality Agreement to include customary “standstill” provisions restricting each party from proposing a business combination with, or acquisition of, the other party, which restrictions would terminate with respect to either party upon, among other things, the announcement by the other party of a definitive agreement providing for a change of control transaction. These restrictions expressly did not prohibit confidential proposals made to the other party or its board of directors, and did not include “don’t ask, don’t waive” provisions prohibiting either party from requesting that the other party release it from these restrictions.
On April 5, 2024, the Coursera Board met, with representatives of Wachtell, Lipton, Rosen & Katz, Coursera’s outside legal counsel (“Wachtell Lipton”), in attendance, to discuss a potential transaction with Udemy, including the potential benefits and risks to Coursera and its stakeholders, as well as the benefits of obtaining a commitment from Udemy to engage in exclusive negotiations with Coursera for a limited period of time. The representatives of Wachtell Lipton reviewed the fiduciary duties of the Coursera Board, including the fiduciary duties arising from Coursera’s status as a Delaware public benefit corporation. After discussion, the Coursera Board agreed that there were potentially significant benefits to obtaining an exclusive commitment from Udemy and that, should Udemy request the commitment to be mutual, a limited duration mutual exclusivity commitment would be reasonable and acceptable.
Later on April 5, 2024, as directed by the Coursera Board, Coursera’s chief executive officer spoke to the chief executive officer of Udemy and requested that Udemy enter into an exclusivity agreement with Coursera in connection with the evaluation of a potential transaction. The chief executive officer of Udemy responded that Udemy was not prepared to enter into exclusive discussions at that time, particularly without understanding Coursera’s view regarding the relative valuations of the two companies.

On April 7, 2024, with the approval of the Udemy Board, Udemy entered into an engagement letter with Morgan Stanley to act as a financial advisor to Udemy (the “Initial Morgan Stanley Engagement”). The Udemy Board and the Udemy Strategic Committee, after considering various potential candidates, selected Morgan Stanley to act as Udemy’s financial advisor based on its qualifications, expertise and reputation, as well as its knowledge of Udemy’s business and the industry in which it operates. The Initial Morgan Stanley Engagement automatically expired in accordance with its terms on April 7, 2025.
On April 8, 2024, the Coursera Board met, with representatives of each of Wachtell Lipton and Coursera’s financial advisor at that time (“Financial Advisor 1”) in attendance, to discuss a potential transaction with Udemy. Following discussion, the Coursera Board approved the submission of a preliminary non-binding proposal to Udemy for an all-stock combination with Coursera, pursuant to which (a) Coursera would issue a fixed exchange ratio of 0.865 shares of Coursera Common Stock in respect of each share of Udemy Common Stock, (b) the chief executive officer of Coursera would serve as the chief executive officer of the combined company, (c) the then-current chief executive officer of Udemy would serve as the president of the combined company, and (d) three members of the Udemy Board, including the then-current chief executive officer of Udemy, would join the board of directors of the combined company (the “Initial 2024 Coursera Proposal”), which proposal would be conditioned on Udemy and Coursera entering into exclusive negotiations with respect to a business combination. The Coursera Board further approved the submission of proposals by Coursera management within a range of exchange ratios.
Later on April 8, 2024, Coursera’s chief executive officer delivered the Initial 2024 Coursera Proposal in writing to Udemy’s chief executive officer.
Also on April 8, 2024, a financial sponsor (“Party A”) delivered an unsolicited non-binding written proposal to acquire Udemy in an all-cash transaction at a price range of $13.00 to $14.00 per share (the “Initial 2024 Party A Proposal”). Party A noted that the Initial 2024 Party A Proposal was based only on publicly available information concerning Udemy, and that Party A would need due diligence information to refine its valuation of Udemy. At the time, Party A held investments in a portfolio company that presented potential synergies with Udemy’s business.
As of the close of trading on April 8, 2024, Udemy Common Stock traded at a price of $10.67 per share and Coursera Common Stock traded at a price of $13.56 per share, implying an exchange ratio of 0.787x.
On April 9, 2024, the Udemy Board met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance, to discuss the Initial 2024 Coursera Proposal and the Initial 2024 Party A Proposal. Members of Udemy management reviewed the mutual due diligence conducted by Udemy and Coursera to date, and discussed with the Udemy Board the preliminary assessment of potential synergies in a combination of Udemy and Coursera. The representatives of Wilson Sonsini reviewed the fiduciary duties of the Udemy Board. The representatives of Wilson Sonsini also discussed with the Udemy Board the impact of Coursera’s status as a public benefit corporation under Delaware law on Udemy Stockholders and on the roles and fiduciary duties of the directors and officers of the combined company if the parties were to complete a business combination. The representatives of Morgan Stanley reviewed financial aspects of the Initial 2024 Coursera Proposal and the Initial 2024 Party A Proposal, including market perspectives with respect to Udemy and Coursera. The representatives of Morgan Stanley and the Udemy Board also discussed other potential counterparties to a strategic transaction involving Udemy and whether these other potential parties could execute a more favorable transaction. Following discussion, the Udemy Board determined (1) that a potential all-stock combination with Coursera on the terms contemplated by the Initial 2024 Coursera Proposal, including the opportunity for Udemy Stockholders to participate in the potential synergies of a combination and potential upside of a combined company with greater scale and complementary businesses in the education industry, could be more favorable to Udemy Stockholders than the acquisition contemplated by the Initial 2024 Party A Proposal, and (2) that seeking additional proposals from Party A or other potential counterparties at that time could jeopardize the successful execution of a favorable combination with Coursera and was not likely to yield a more favorable transaction. The Udemy Board was aware that Party A, and any other potential counterparty, had not engaged in the level of meaningful due diligence of Udemy that would likely be required to support a more favorable proposal, and that the Initial 2024 Party A Proposal, having been made without the benefit of such diligence, could be reduced following Party A’s due diligence process. Accordingly, the Udemy Board determined (1) to seek to improve the exchange ratio that had been proposed by Coursera and (2) not to respond to the Initial 2024 Party A Proposal or solicit additional alternative proposals at that time. The Udemy Board also authorized Udemy to enter into exclusive negotiations with Coursera with respect to a combination, as required by the Initial 2024 Coursera Proposal.

Following the meeting, as directed by the Udemy Board, members of Udemy management and representatives of Morgan Stanley contacted members of Coursera management and representatives of Financial Advisor 1 to request that Coursera improve the Initial 2024 Coursera Proposal. As directed by the Coursera Board, representatives of Coursera subsequently delivered a non-binding verbal proposal (which was confirmed in writing on April 10, 2024) for an all-stock combination pursuant to which Coursera would issue a fixed exchange ratio of 0.875 shares of Coursera Common Stock in respect of each share of Udemy Common Stock (the “Second 2024 Coursera Proposal”).
Later on April 9, 2024, the Udemy Strategic Committee met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance, to discuss the Second 2024 Coursera Proposal. It was the view of the Udemy Strategic Committee that Coursera was not likely to improve their combination proposal further. Consistent with the Udemy Board’s prior determination, the Udemy Strategic Committee authorized Udemy to enter into exclusive negotiations with Coursera in order to work toward the execution of a combination on the basis of the Second 2024 Coursera Proposal.
On April 10, 2024, as requested by Udemy, Coursera delivered the Second 2024 Coursera Proposal in writing. Based on publicly available share amounts for Udemy and Coursera at the time, the Second 2024 Coursera Proposal implied approximately 46% pro forma ownership of the combined company by Udemy Stockholders following the combination. The other terms of the Second 2024 Coursera Proposal were unchanged from the Initial 2024 Coursera Proposal. The Second 2024 Coursera Proposal was conditioned on Udemy and Coursera entering into mutually exclusive negotiations with respect to a business combination.
Later on April 10, 2024, Udemy and Coursera entered into a mutual exclusivity agreement (the “2024 Exclusivity Agreement”). The 2024 Exclusivity Agreement restricted each party from soliciting, negotiating or entering into an alternative business combination involving, or an alternative acquisition of, such party until the expiration of the exclusivity period on April 29, 2024. The 2024 Exclusivity Agreement also required each party to notify the other party if it received a communication or proposal with respect to an alternative business combination or acquisition during such period.
Over the subsequent weeks, Udemy and Coursera and their respective representatives conducted mutual operational, customer, financial, legal, employment, accounting and other due diligence on the other party, and also negotiated the terms of transaction agreements with respect to a business combination transaction consistent with the Second 2024 Coursera Proposal. From time to time over this period, members of Udemy and Coursera management met to conduct due diligence on their respective businesses. As part of this due diligence, each of Udemy and Coursera shared information with the other party with respect to its financial outlook and anticipated upcoming earnings announcement for the first quarter of 2024. Over this time period, the Udemy Board and the Udemy Strategic Committee met several times, including with representatives of each of Morgan Stanley and Wilson Sonsini in attendance, to discuss these matters, among other things. Also over this time period, the Coursera Board also met, with representatives of Wachtell Lipton and Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), Coursera’s outside regulatory counsel, in attendance, to discuss these matters. It was the view of the Udemy Board and the Udemy Strategic Committee that potential changes in the trading prices of Udemy Common Stock and Coursera Common Stock following each party’s upcoming earnings announcement could adversely impact the attractiveness to Udemy of a business combination with Coursera based on the exchange ratio in the Second 2024 Coursera Proposal.
On April 22, 2024, representatives of Party A contacted representatives of Udemy on an unsolicited basis to inquire about the Initial 2024 Party A Proposal. Udemy did not engage in discussions with Party A at that time and informed Coursera of the contact and of the Initial 2024 Party A Proposal, as required by the 2024 Exclusivity Agreement.
On April 23, 2024, the Udemy Board met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance. The Udemy Board discussed each party’s anticipated upcoming earnings announcement and potential market and investor reactions to these earnings announcements. Following discussion, the Udemy Board determined that it would be appropriate to terminate discussions with Coursera with respect to a potential transaction at that time in light of uncertainties regarding the impact of each party’s upcoming earnings announcements on the attractiveness of a business combination.
Later on April 23, 2024, Coursera and Udemy terminated discussions with respect to a potential business combination, and subsequently, members of Coursera management updated the Coursera Board on the termination of discussions.

On April 29, 2024, the Udemy Strategic Committee met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance. In light of the expiration of the 2024 Exclusivity Agreement, the contact from Party A and the termination of discussions with Coursera regarding a business combination transaction, the Udemy Strategic Committee determined that it would be appropriate to (1) engage in discussions with Party A with respect to a potential acquisition of Udemy and (2) initiate a “market check” process to solicit proposals with respect to a strategic transaction from additional potential counterparties. The representatives of Morgan Stanley and the members of the Udemy Strategic Committee discussed strategic counterparties and financial sponsors with whom Udemy might consider engaging based on those parties’ likelihood of an interest in a potential transaction, potential strategic rationale for a transaction, including potential synergies, and ability to finance and consummate a transaction. Following discussion, the Udemy Strategic Committee directed the representatives of Morgan Stanley to initiate a “market check” process and engage with Party A and additional counterparties discussed with Morgan Stanley.
Over the subsequent weeks following the expiration of the exclusivity period under the 2024 Exclusivity Agreement, representatives of Morgan Stanley contacted representatives of two strategic counterparties and six financial sponsors (including Party A) that had been reviewed with the Udemy Strategic Committee, as directed by the Udemy Strategic Committee, to ascertain their interest in exploring a strategic transaction with Udemy, and provided due diligence information concerning Udemy to interested parties in support of these discussions. Of the contacted parties, one party declined to pursue a strategic transaction with Udemy after initial discussions, and seven parties (including Party A) entered into confidentiality agreements with Udemy to continue discussions and due diligence with respect to a potential transaction. The confidentiality agreements with each of these parties included customary “standstill” provisions restricting the parties from submitting a proposal with respect to a business combination with, or acquisition of, Udemy, which restrictions would terminate upon the announcement by Udemy of a definitive agreement providing for a change of control transaction; these restrictions expressly did not prohibit confidential proposals to Udemy or the Udemy Board, and did not include “don’t ask, don’t waive” provisions prohibiting such parties from requesting that Udemy release them from these restrictions. Of these remaining interested parties, only Party A submitted a proposal to acquire Udemy, and the remaining seven ultimately declined to submit a proposal or continue discussions with respect to a strategic transaction following further due diligence. Over this time period, the Udemy Board and the Udemy Strategic Committee met several times, including with representatives of each of Morgan Stanley and Wilson Sonsini in attendance, to discuss these matters, among other things.
As of the close of trading on May 3, 2024, the first full trading day after both Udemy and Coursera announced their first quarter 2024 earnings, Udemy Common Stock traded at a price of $10.13 per share and Coursera Common Stock traded at a price of $9.61 per share, implying an exchange ratio of 1.054x.
On May 21, 2024, Party A delivered a revised non-binding written proposal to acquire Udemy in an all-cash transaction at a price of $12.42 per share (the “Second 2024 Party A Proposal”).
On May 28, 2024, the Udemy Strategic Committee met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance, to review the Second 2024 Party A Proposal. The representatives of Morgan Stanley reviewed financial aspects of the Second 2024 Party A Proposal, including relative to the price range of $13.00 to $14.00 per share that had been indicated in the Initial 2024 Party A Proposal. The representatives of Morgan Stanley also reviewed the results of Udemy’s “market check” process, noting that no other party had submitted a proposal with respect to a strategic transaction (other than Coursera), and the unsuccessful efforts to seek an improved proposal from Party A to date. It was noted that many of the counterparties had expressed concern regarding trends in the education industry, particularly in light of the potential disruptive impact of AI. Following discussion, the Udemy Strategic Committee determined that the Second 2024 Party A Proposal did not warrant further engagement with Party A.
As of the close of trading on May 28, 2024, Udemy Common Stock traded at a price of $9.18 per share.
On June 4, 2024, Party A delivered a revised non-binding written proposal to acquire Udemy in an all-cash transaction at a price of $13.50 per share (the “Third 2024 Party A Proposal”).
On June 7, 2024, the Udemy Board met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance, to review the Third 2024 Party A Proposal. The representatives of Morgan Stanley reviewed financial aspects of the Third 2024 Party A Proposal, as well as trends and market perspectives in the education industry. The Udemy Board also discussed Party A’s strategic rationale with respect to an acquisition of Udemy, in light of other investments of Party A in complementary businesses. Following discussion, the Udemy Board directed Morgan Stanley to deliver a counterproposal to Party A for an acquisition of Udemy at a price of $14.70 per share.

Following the meeting, representatives of Morgan Stanley delivered the counterproposal to representatives of Party A as directed by the Udemy Board. Party A responded that it no longer had the opportunity for synergies with the portfolio company that it had previously anticipated (and that this development also presented challenges to executing a transaction), and thereafter Party A did not pursue or engage in further discussions with respect to an acquisition of Udemy. Soon thereafter, it was publicly disclosed that Party A was no longer invested in the company that presented potential synergies with Udemy’s business.
As of the close of trading on June 7, 2024, Udemy Common Stock traded at a price of $8.50 per share.
On June 20, 2024, the Udemy Board met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance. After reviewing the results of Udemy’s “market check” process, including Party A’s decision to not pursue further discussions, the Udemy Board determined to terminate the strategic review process at that time.
In January 2025, the lead independent director of a publicly listed company (“Party 1”) contacted Scott Sandell, Coursera’s lead independent director, requesting to explore a potential transaction involving Coursera and Party 1. Party 1’s lead independent director explained the basis for Party 1’s potential interest in an acquisition of Coursera and Party 1’s view of the potential benefits of such a transaction, and suggested that the companies’ respective chief executive officers meet in the future to explore a potential transaction.
On January 29, 2025, Coursera announced that Greg Hart had been appointed as president and chief executive officer of Coursera, effective February 3, 2025.
On February 25, 2025, certain members of the Coursera Board and members of Coursera management, including Andrew Ng, Chairman of the Coursera Board, and Mr. Hart, held a call with representatives of Party 1 to discuss the strategic rationale for a potential transaction between Coursera and Party 1. On the call, Mr. Hart and the chief executive officer of Party 1 agreed to have a follow up call to discuss potential areas of collaboration and partnership.
On March 4, 2025, Mr. Hart held a call with the chief executive officer of Party 1 to discuss potential areas of collaboration and partnership between the companies.
On March 12, 2025, Udemy announced that Hugo Sarrazin had been appointed president and chief executive officer of Udemy, effective as of such date.
On March 20, 2025 and March 26, 2025, the Coursera Board met to discuss the outreach from Party 1. During the meetings, the Coursera Board discussed, among other things, (1) its fiduciary duties, including the fiduciary duties arising from Coursera’s status as a Delaware public benefit corporation, with respect to a potential acquisition proposal by Party 1 or other potentially interested parties, (2) the benefits and risks of a potential acquisition of Coursera by Party 1 and other potential strategic alternatives, including a business combination with Udemy, (3) the market and Coursera’s prospects, including the potential risks and opportunities that developments in AI may pose with respect to Coursera’s business and operations and (4) the potential impact of such developments, as well as a potential transaction with Party 1 or Udemy, on Coursera’s various stakeholders. Following the discussions, the Coursera Board determined that Coursera should continue to engage with Party 1 and also engage with Udemy to assess potential strategic transactions with either of the two parties.
On April 7, 2025, Mr. Sandell had a conversation with the lead independent director of Party 1 and, following such conversation, Mr. Hart and the chief executive officer of Party 1 scheduled an in-person meeting to be held on April 14, 2025. Mr. Hart subsequently updated the Coursera Board regarding, among other things, discussions with Party 1 and Mr. Hart’s planned meeting with Party 1’s chief executive officer.
On April 8, 2025, Mr. Hart and Mr. Sarrazin met for an introductory meeting at an industry conference and discussed, in general terms, the education industry. Mr. Hart subsequently updated the Coursera Board regarding his meeting with Mr. Sarrazin.
On April 14, 2025, Mr. Hart met with the chief executive officer of Party 1 to discuss the strategic rationale of a potential transaction between the two companies. At the meeting, the chief executive officer of Party 1 further described Party 1’s interest in an acquisition of Coursera, the strategic rationale for a transaction and the potential benefits of a transaction to Coursera and its stakeholders.
On April 15, 2025, the Coursera Board met, with representatives of Financial Advisor 1 in attendance, to discuss Financial Advisor 1’s perspectives regarding current market conditions and the risks and opportunities for Coursera in connection with Coursera’s consideration of potential transactions.

On April 17, 2025, the Coursera Board met, with representatives of Qatalyst Partners LP (“Qatalyst Partners”) in attendance, to discuss Qatalyst Partners’ perspectives regarding current market conditions and the risks and opportunities for Coursera in connection with Coursera’s consideration of potential transactions.
On April 23, 2025, at a regularly scheduled meeting, the Coursera Board discussed, among other things, the impact of a potential transaction with Party 1 or with Udemy on Coursera Stockholders and Coursera’s other stakeholders. The Coursera Board agreed that Coursera management should continue to engage with Party 1 and Udemy regarding a potential business combination. The Coursera Board determined to reconstitute an advisory committee of the Coursera Board to consider, evaluate, and advise Coursera management and the Coursera Board regarding certain strategic opportunities and alternatives available to Coursera, which committee had previously, and prior to the commencement of discussions with Udemy regarding a potential transaction, been formed in Coursera’s regular process of evaluating potential strategic transactions (the “Coursera M&A Committee”), to be comprised of Messrs. Ng, Hart and Sandell and Carmen Chang. The Coursera Board did not provide for the payment of any compensation to the members of the Coursera M&A Committee in consideration of their service on the Coursera M&A Committee.
On April 28, 2025, Mr. Sandell and the lead independent director of Party 1 held a call to follow up on the April 14 meeting between Mr. Hart and the chief executive officer of Party 1.
On May 14, 2025, Mr. Hart contacted Mr. Sarrazin to request to schedule a meeting. Mr. Sarrazin responded that he would first speak with the Udemy Board before discussing such a meeting.
On May 15, 2025, the Udemy Board held a regularly scheduled meeting. Mr. Sarrazin relayed Mr. Hart’s request to schedule a meeting with Mr. Sarrazin. Following discussion, the Udemy Board authorized Mr. Sarrazin to meet with Mr. Hart. Subsequently, an in-person meeting between Messrs. Hart and Sarrazin was scheduled to be held on June 2, 2025.
On May 18, 2025, the members of the Coursera M&A Committee and certain members of Coursera management met with the lead independent director and members of management of Party 1 to discuss the strategic rationale for a potential transaction between Party 1 and Coursera.
On June 2, 2025, Mr. Hart and Mr. Sarrazin met. During the meeting, Mr. Hart delivered a presentation regarding the strategic rationale of a potential combination between Coursera and Udemy. Mr. Sarrazin subsequently updated Messrs. Abbasi and Lieberman with respect to the meeting. Messrs. Abbasi and Lieberman determined that Udemy and Coursera management should conduct follow-up meetings to explore whether there was a sufficient strategic rationale, including potential synergies that could be achieved, to warrant formally re-engaging with Coursera with respect to a potential combination.
On June 3, 2025, the lead independent director of Party 1 verbally communicated to Mr. Sandell a preliminary non-binding proposal to acquire Coursera for a price ranging between $9.50 and $10.00 per share of Coursera Common Stock, with 40% of the consideration to be paid in shares of Party 1 and 60% of the consideration to be paid in cash (the “Party 1 Proposal”).
On June 9, 2025, representatives of Qatalyst Partners held a call with representatives of Party 1’s financial advisor to clarify the Party 1 Proposal and Party 1’s request for additional due diligence information. Mr. Hart subsequently updated the Coursera Board regarding the discussions with each of Party 1 and Udemy.
On June 19, 2025, members of Coursera and Udemy management met to explore the strategic rationale of a potential combination between Coursera and Udemy, including the potential synergies that could be achieved in a combination. The participants did not make a specific proposal, but Udemy’s representatives indicated their view that any such transaction should result in relatively equal pro forma ownership by each party’s respective stockholders consistent with the negotiations between the parties in 2024. Coursera’s representatives indicated their view that such an equity split would not be appropriate at that time.
Later on June 19, 2025, the Coursera M&A Committee met, with representatives of Qatalyst Partners in attendance, to discuss the Party 1 Proposal. The representatives of Qatalyst Partners presented an illustrative financial analysis of the Party 1 Proposal. Following discussion of, among other things, the Party 1 Proposal and the benefits and risks of a potential acquisition of Coursera by Party 1, the Coursera M&A Committee determined that Party 1’s preliminary proposal was not in the best interests of Coursera and its stakeholders, and that the Party 1 Proposal did not serve as a basis to provide additional due diligence information to, or to engage in further discussions with, Party 1. The Coursera M&A Committee directed Qatalyst Partners to communicate its decision to Party 1’s financial advisor, and

Qatalyst Partners subsequently conveyed such message. Mr. Hart also informed the Coursera M&A Committee about the discussion with representatives of Udemy earlier that day and the Coursera M&A Committee directed Coursera management to continue engaging in discussions with Udemy and assessing the potential synergies in a business combination with Udemy.
On June 23, 2025, the Coursera M&A Committee met, with representatives of Qatalyst Partners in attendance. Following discussion of, among other things, the benefits and risks of a potential transaction between Coursera and Udemy as compared to a potential acquisition of Coursera by Party 1, including the benefits and risks of future engagement with each of Udemy and Party 1, the Coursera M&A Committee determined that Coursera should not engage with Party 1 absent further outreach from Party 1 and determined that Coursera management should continue engaging in discussions with Udemy and assessing the potential synergies in a business combination with Udemy.
Beginning on June 27, 2025 and over the next two weeks, members of Coursera and Udemy management met to assess, on a preliminary basis, potential synergies that could be achieved following a business combination of Coursera and Udemy.
Also on June 27, 2025, the Coursera M&A Committee met to review the status of the discussions with Udemy and to discuss a potential business combination with Udemy and review certain illustrative financial analyses.
On June 30, 2025, the Coursera M&A Committee met, with representatives of Qatalyst Partners in attendance. At the meeting, the Coursera M&A Committee discussed that, based on potential synergies alone, a transaction with Udemy was expected to provide a greater benefit to the Coursera Stockholders, in addition to employees, communities, educators and learners that Coursera serves, than a potential transaction with Party 1. Following discussion, the Coursera M&A Committee determined that Coursera should continue to engage in discussions with Udemy regarding a potential transaction. Mr. Hart subsequently provided an update to the Coursera Board on the Coursera M&A Committee’s determination and recent discussions with Udemy regarding a potential combination, including preliminary assessments of potential synergies that could be realized following a combination.
On July 23, 2025, at a regularly scheduled meeting, the Coursera Board, with representatives of Qatalyst Partners in attendance, discussed, among other things, potential proposals for a strategic transaction with Udemy.
On July 25, 2025, Mr. Sandell and Mr. Lieberman held a call to discuss a potential transaction between Coursera and Udemy, including potential synergies that could be achieved and the potential integration of the combined company. Mr. Sandell and Mr. Lieberman both expressed interest in the parties further discussing the benefits of a potential transaction.
On July 29, 2025, the Coursera M&A Committee met, with representatives of Qatalyst Partners in attendance. Following discussion, including the topic of the amount and nature of consideration that might be offered in respect of Udemy Common Stock in a potential combination, the Coursera M&A Committee directed Coursera management to prepare a preliminary proposal for an all-stock combination with Udemy to be discussed with the Coursera Board.
On August 1, 2025, the Coursera Board met, with representatives of each of Qatalyst Partners and Wachtell Lipton in attendance, to discuss a potential proposal for a business combination with Udemy. Representatives of Wachtell Lipton provided an overview of the fiduciary duties of the Coursera Board, including those arising from Coursera’s status as a Delaware public benefit corporation. Representatives of Qatalyst Partners also provided an overview of various illustrative transaction statistics based on publicly ascertainable information. Following discussion of, among other things, the benefits and risks of a potential transaction between Coursera and Udemy, including with respect to Coursera’s stated public benefit purpose, the impact of such a transaction on the Coursera Stockholders and other stakeholders of Coursera, including its employees, communities, educators and learners, and the potential transaction structure, exchange ratio and the post-closing governance and management of the combined company, and after considering the information prepared by Qatalyst Partners, the Coursera Board determined to submit a non-binding proposal to Udemy for an all-stock combination with Coursera, pursuant to which (1) Coursera would issue a fixed exchange ratio of 0.700 shares of Coursera Common Stock in respect of each share of Udemy Common Stock, (2) Mr. Hart would serve as chief executive officer of the combined company and (3) the board of directors of the combined company would consist of nine directors, including six members of the Coursera Board and three members of the Udemy Board (the “August 2025 Coursera Proposal”). At the meeting, the Coursera Board also reviewed the relationship disclosure letter Qatalyst Partners had provided on July 3, 2025, which included disclosures related to Qatalyst Partners’ relationships with Coursera, Udemy and certain other potential counterparties; the Coursera Board did not identify any potential or actual conflicts that in its view would affect the ability of Qatalyst Partners to fulfill its responsibilities to the Coursera Board. The Coursera Board also reviewed and approved the proposed terms of Qatalyst Partners’ engagement and directed the Coursera M&A Committee to finalize the terms of such engagement. The Coursera Board selected Qatalyst Partners as Coursera’s financial advisor based on its qualifications, expertise and reputation, as well as its knowledge of Coursera’s and Udemy’s businesses and the industries in which they operate.
Subsequently on August 1, 2025, Mr. Hart delivered to Mr. Sarrazin the August 2025 Coursera Proposal in writing. Based on publicly available share amounts for Udemy and Coursera at the time, the August 2025 Coursera Proposal implied approximately 39% pro forma ownership of the combined company by Udemy Stockholders following the combination. The August 2025 Coursera Proposal also indicated that Coursera would plan to adopt a substantial share repurchase following the closing of the proposed transaction, though there would be no contractual commitment to doing so. The August 2025 Coursera Proposal noted Coursera’s expectation that Udemy and Coursera would enter into exclusive negotiations with respect to a potential transaction.
As of the close of trading on August 1, 2025, Udemy Common Stock traded at a price of $7.27 per share and Coursera Common Stock traded at a price of $12.17 per share, implying an exchange ratio of 0.597x.
On August 4, 2025, the Udemy Board met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance, to review the August 2025 Coursera Proposal. Members of Udemy management reviewed with the Udemy Board the prior discussions and negotiations between Udemy and Coursera in 2024, as well as the “market check” process conducted by Udemy in 2024. The Udemy Board discussed the August 2025 Coursera Proposal, including the anticipated benefits and risks of a combination of Udemy and Coursera, including preliminary assessments of potential synergies that could be achieved following a combination. The representatives of Morgan Stanley reviewed financial aspects of the August 2025 Coursera Proposal and market and trading perspectives with respect to Udemy Common Stock and Coursera Common Stock. Following discussion, the Udemy Board determined that the exchange ratio in the August 2025 Coursera Proposal was not attractive to Udemy and did not warrant a counterproposal, and instructed Morgan Stanley to inform Coursera of its determination. The Udemy Board also re-established the Udemy Strategic Committee and ratified its authority and responsibilities, and determined to add Lydia Ventura Paterson as a member of the Udemy Strategic Committee in light of Ms. Paterson’s expertise and experience and the added convenience and flexibility of a three-member committee relative to a two-member committee.
Following the meeting, representatives of Morgan Stanley contacted representatives of Qatalyst Partners and responded to the August 2025 Coursera Proposal as directed by the Udemy Board. The representatives of Qatalyst Partners responded that Coursera believed the exchange ratio reflected in the August 2025 Coursera Proposal was the appropriate basis for discussions between Udemy and Coursera, given the current trading prices of Udemy Common Stock and Coursera Common Stock.
On August 6, 2025, the Udemy Strategic Committee met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance. The representatives of Morgan Stanley provided an update on the status of discussions with Coursera’s representatives. Following discussion, the Udemy Strategic Committee instructed Morgan Stanley to inform Coursera of its view that the approximate 46% pro forma ownership of the combined company by Udemy Stockholders implied by the Second 2024 Coursera Proposal was the appropriate basis for setting the exchange ratio in a business combination between Udemy and Coursera.
Following the meeting, representatives of Morgan Stanley contacted representatives of Qatalyst Partners and responded as directed by the Udemy Strategic Committee.
Subsequently on August 6, 2025, the Coursera M&A Committee met, with representatives of Qatalyst Partners in attendance, to discuss the potential transaction with Udemy and Udemy’s response to the August 2025 Coursera Proposal. Following discussion, the Coursera M&A Committee determined that Mr. Sandell should contact Mr. Lieberman to discuss the August 2025 Coursera Proposal.
On August 9, 2025, Mr. Sandell held a call with Mr. Lieberman to discuss the August 2025 Coursera Proposal and Udemy’s response communicated by representatives of Morgan Stanley. Consistent with the instructions of the Udemy Strategic Committee, Mr. Lieberman reiterated that Udemy was not interested in a transaction on the terms of the August 2025 Coursera Proposal, but would be open to proceeding with discussions regarding a potential combination with an exchange ratio that would imply Udemy Stockholders would own approximately 46% of the combined company, as had been previously discussed in April 2024. Mr. Hart subsequently provided an update to the Coursera Board regarding the August 2025 Coursera Proposal and Udemy’s response and informed the Coursera Board that the Coursera M&A Committee planned to meet that week to discuss next steps.

On August 11, 2025, the Coursera M&A Committee met, with representatives of each of Wachtell Lipton and Qatalyst Partners in attendance, to discuss the potential transaction with Udemy and Udemy’s response to the August 2025 Coursera Proposal, including Mr. Lieberman’s responses to Mr. Sandell. After discussion, the Coursera M&A Committee determined that the exchange ratio proposed by Udemy was not acceptable, that a transaction at that time with Udemy was not possible, and that Mr. Sandell should communicate that message to Udemy, which message Mr. Sandell subsequently communicated.
On September 18, 2025, the Coursera M&A Committee met to discuss recent outreach by a Udemy Stockholder to members of Coursera’s management and investor relations team, in which this Udemy Stockholder had expressed its belief in the benefits of a potential transaction between Coursera and Udemy. This Udemy Stockholder was not an affiliate of Udemy, and Udemy and its directors and officers were not aware of its contact.
On September 25, 2025, the Coursera M&A Committee met to discuss further feedback that had been received from such Udemy Stockholder and determined to convene a meeting with Coursera’s advisors to discuss appropriate next steps, if any.
On September 28, 2025, the Coursera M&A Committee met, with representatives of each of Wachtell Lipton and Qatalyst Partners in attendance, to discuss further the recent communications from such Udemy Stockholder. Following discussion, the Coursera M&A Committee determined that Coursera should not take any action at that time but should continue to monitor the situation. Consistent with the Coursera Board’s prior instructions, the Coursera M&A Committee also directed Coursera management to formally engage Qatalyst Partners as financial advisor in connection with potential strategic transactions, including a potential transaction with Udemy.
Following review of an updated relationship disclosure letter provided by Qatalyst Partners on October 1, 2025, in connection with which the Coursera M&A Committee did not identify any potential or actual conflicts that in its view would affect the ability of Qatalyst Partners to fulfill its responsibilities, Coursera executed an engagement letter with Qatalyst Partners.
On October 22, 2025, at a regularly scheduled meeting, the Coursera Board discussed, among other things, whether to explore a potential transaction with Udemy and agreed to continue monitoring the market’s reaction to both companies’ upcoming quarterly earnings reports.
On November 4, 2025, the Udemy Strategic Committee met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance. The representatives of Morgan Stanley reviewed market and trading perspectives with respect to Udemy Common Stock and Coursera Common Stock. The Udemy Strategic Committee discussed whether to re-engage with Coursera with respect to a potential combination, as well as additional potential counterparties that could be interested in pursuing a strategic transaction with Udemy. The Udemy Strategic Committee reviewed the prior discussions and negotiations between Udemy and Coursera in 2024 and August 2025, as well as the “market check” process conducted by Udemy in 2024. It was the view of the Udemy Strategic Committee that (1) Party A was not likely to be interested in pursuing an acquisition of Udemy at that time based on recent trends in the education industry and the fact that Party A no longer held investments that would be synergistic with Udemy’s business; and (2) the other parties contacted during Udemy’s prior “market check” process in 2024 were also not likely to be interested in pursuing a strategic transaction with Udemy based on their responses in 2024. Accordingly, the Udemy Strategic Committee determined not to contact Party A or the other parties contacted during Udemy’s process in 2024 regarding a potential transaction with Udemy.
On November 5, 2025, the Coursera M&A Committee met, with representatives of each of Wachtell Lipton and Qatalyst Partners in attendance, to discuss a potential transaction between Coursera and Udemy. Following discussion regarding market and trading perspectives with respect to Udemy Common Stock and Coursera Common Stock and the strategic logic of a potential transaction, the Coursera M&A Committee determined to recommend that the Coursera Board submit a proposal for a business combination with Udemy. The Coursera M&A Committee also discussed potential terms of such proposal, including the potential form of consideration to be issued in respect of Udemy Common Stock in a potential combination.
On November 6, 2025, Mr. Sandell contacted Mr. Lieberman to convey Coursera’s continued interest in a potential transaction with Udemy and the possibility that representatives of Qatalyst Partners would be reaching out to representatives of Morgan Stanley in the near term with a proposal. Mr. Lieberman subsequently informed Mr. Abbasi of Mr. Sandell’s message.

On November 8, 2025, the Coursera Board met, with representatives of each of Wachtell Lipton and Qatalyst Partners in attendance. Representatives of Qatalyst Partners provided an overview of various illustrative transaction statistics based on publicly ascertainable information. After discussion of, among other things, the benefits and risks of a potential transaction between Coursera and Udemy, the impact of such a transaction on the Coursera Stockholders and other stakeholders of Coursera, trading perspectives with respect to Udemy Common Stock and Coursera Common Stock, and the terms of such a transaction, the Coursera Board determined that Coursera should submit a non-binding proposal to Udemy for a business combination pursuant to which (1) Coursera would issue 0.461 shares of Coursera Common Stock and pay $3.00 in cash in respect of each share of Udemy Common Stock and subject to other terms described below and (2) Mr. Hart would serve as the chief executive officer of the combined company (the “Initial November 2025 Coursera Proposal”). The Coursera Board further directed Coursera management to coordinate with the Coursera M&A Committee to negotiate the terms of a potential transaction with Udemy, subject to the Coursera Board’s final approval.
On November 9, 2025, Mr. Hart delivered the Initial November 2025 Coursera Proposal to Mr. Sarrazin in writing. Based on the trading price of Coursera Common Stock as of the close of trading on November 10, 2025, the total proposed consideration implied a value of approximately $6.80 per share of Udemy Common Stock. Based on publicly available share amounts for Udemy and Coursera at the time, the proposed stock consideration implied 29% pro forma ownership of the combined company by Udemy Stockholders following the combination. The Initial November 2025 Coursera Proposal noted Coursera’s expectation that Udemy and Coursera would enter into exclusive negotiations with respect to a potential transaction.
Later on November 9, 2025, Mr. Abbasi met with members of Udemy management and representatives of each of Morgan Stanley and Wilson Sonsini to discuss the Initial November 2025 Coursera Proposal, the potential response to Coursera, the likelihood that another party could submit a more favorable transaction proposal and the possibility of reaching out to additional potential counterparties identified at that time. Mr. Abbasi determined to discuss these matters further at subsequent meetings of the Udemy Strategic Committee and the Udemy Board.
As of the close of trading on November 10, 2025, Udemy Common Stock traded at a price of $5.26 per share and Coursera Common Stock traded at a price of $8.34 per share, implying an exchange ratio of 0.631x.
On November 11, 2025, the Udemy Strategic Committee met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance, to discuss the Initial November 2025 Coursera Proposal. The representatives of Morgan Stanley discussed financial aspects of the Initial November 2025 Coursera Proposal, as well as market trends and the relative trading prices of Udemy Common Stock and Coursera Common Stock. The representatives of Morgan Stanley also reviewed the terms of the combination proposals previously submitted by Coursera, and discussed with the Udemy Strategic Committee illustrative alternative mixes of cash and stock components payable to Udemy Stockholders. The Udemy Strategic Committee also discussed potential capital return activities, either prior to or after the completion of a combination. It was the view of the Udemy Strategic Committee that an all-stock combination with Coursera that maximizes the pro forma ownership of the combined company by Udemy Stockholders would be more favorable to Udemy Stockholders than a transaction that included a mix of cash and stock consideration, based on the opportunity for Udemy Stockholders to participate in the potential synergies of a combination and the potential upside of a combined company with greater scale and complementary businesses in the education industry. The Udemy Strategic Committee discussed next steps, including potential responses to Coursera, and determined to discuss these matters further at a subsequent meeting of the Udemy Board.
On November 13, 2025, the Udemy Board met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance. The Udemy Board discussed the Initial November 2025 Coursera Proposal and the perspectives of the Udemy Strategic Committee with respect thereto. The representatives of Wilson Sonsini reviewed the fiduciary duties of the Udemy Board. Members of Udemy management reviewed with the Udemy Board a draft long-range plan with respect to the future financial and operating performance of Udemy as a standalone company reflecting the current trends and expectations for Udemy’s business based on performance to date. The representatives of Morgan Stanley reviewed financial aspects of the Initial November 2025 Coursera Proposal, as well as market trends and the relative trading prices of Udemy Common Stock and Coursera Common Stock. The representatives of Morgan Stanley also reviewed the terms of the combination proposals previously submitted by Coursera in 2024 and August 2025, and discussed with the Udemy Strategic Committee illustrative alternative mixes of cash and stock components payable to Udemy Stockholders. The Udemy Board also discussed the anticipated benefits of a combination of Udemy and Coursera, including preliminary assessments of potential synergies of a combination previously discussed between Udemy and Coursera. Following discussion, the Udemy Board (1) concurred with the Udemy Strategic Committee’s determination that an all-stock combination with Coursera that maximizes the pro forma ownership of the combined company by Udemy Stockholders would be more favorable to Udemy Stockholders than a transaction that included a mix of cash and stock consideration and (2) directed Morgan Stanley to deliver a counterproposal to Coursera for an all-stock combination with Udemy pursuant to which Coursera would issue a fixed exchange ratio of 0.850 shares of Coursera Common Stock in respect of each share of Udemy Common Stock, which implied, based on publicly available share amounts for Udemy and Coursera at the time, approximately 43% pro forma ownership of the combined company by Udemy Stockholders following the combination (the “Initial 2025 Udemy Counterproposal”). The representatives of Morgan Stanley and the Udemy Board also reviewed strategic counterparties and financial sponsors with whom Udemy might consider engaging based on those parties’ likelihood of an interest in a potential transaction, potential strategic rationale for a transaction, including potential synergies, and ability to finance and consummate a transaction, including the parties contacted during the “market check” process conducted by Udemy in 2024 and additional potential counterparties that could be interested in pursuing a strategic transaction with Udemy. Following discussion, the Udemy Board (1) concurred with the Udemy Strategic Committee’s prior determination that Party A and the other parties contacted during Udemy’s “market check” process in 2024 were not likely to be interested in pursuing a strategic transaction with Udemy and (2) directed Morgan Stanley to initiate another “market check” process and engage additional counterparties discussed with Morgan Stanley, who had not been contacted as part of the 2024 “market check” process, to ascertain whether they would be interested in pursuing a strategic transaction with Udemy. In making this determination, the Udemy Board considered various risks of such a process, including potential public disclosure leaks, management and employee distraction and the possibility of jeopardizing the successful execution of a favorable combination with Coursera, and noted that a wider solicitation process was likely to magnify those risks relative to a more narrow, targeted process that focused on the potential counterparties most likely to be interested in, and capable of executing, a strategic transaction with Udemy at that time.
Following the meeting on November 13, 2025, representatives of Morgan Stanley contacted representatives of Qatalyst Partners to deliver the Initial 2025 Udemy Counterproposal verbally, as directed by the Udemy Board.
In addition, over the subsequent 10 days, representatives of Morgan Stanley contacted representatives of eight counterparties reviewed with the Udemy Board, as directed by the Udemy Board, to ascertain their interest in exploring a strategic transaction with Udemy, and provided due diligence information concerning Udemy to interested parties in connection with these discussions. Of the contacted parties, five parties declined to pursue a strategic transaction with Udemy after initial discussions, and three parties (“Party B,” “Party C” and “Party D,” respectively) entered into confidentiality agreements with Udemy to continue discussions and due diligence with respect to a potential transaction. The confidentiality agreements with Party B and Party C did not include a “standstill,” “don’t ask, don’t waive” or similar restriction limiting the ability of either party to make a transaction proposal to the other party. The confidentiality agreement with Party D included customary “standstill” provisions restricting Party D from proposing a business combination with, or acquisition of, Udemy, which restrictions would terminate upon the announcement by Udemy of a definitive agreement providing for a change of control transaction; these restrictions expressly did not prohibit confidential proposals to Udemy or the Udemy Board, and did not include “don’t ask, don’t waive” provisions prohibiting Party D from requesting that Udemy release it from these restrictions.
Over this time period, representatives of Morgan Stanley met with representatives of Party B from time to time to discuss Udemy’s business and a potential transaction with Udemy. Party B, a large, publicly traded strategic counterparty, expressed preliminary interest in an acquisition of Udemy, including the potential for a transaction in which Udemy Stockholders would receive consideration consisting in whole or in part of equity securities of Party B. However, the parties did not discuss the terms of a potential combination with specificity, and Party B did not make a proposal with respect to a transaction.
On November 14, 2025, members of Udemy management and representatives of Morgan Stanley met with representatives of Party C to discuss Udemy’s business and a potential transaction with Udemy. Party C, a large, privately held strategic counterparty, expressed preliminary interest in a combination with Udemy in an all-stock “reverse merger” transaction with Udemy continuing as the acquiring, publicly traded company. However, the parties did not discuss the terms of a potential combination with specificity, including the integration of Party C’s equity and debt capital structure with Udemy’s existing capital structure as a publicly traded company, and Party C did not make a proposal with respect to a transaction.
On November 16, 2025, the Coursera M&A Committee met, with representatives of each of Wachtell Lipton and Qatalyst Partners in attendance, to discuss the Initial 2025 Udemy Counterproposal. Representatives of Qatalyst Partners provided an overview of various illustrative transaction statistics based on publicly ascertainable information.

After discussion, the Coursera M&A Committee determined to submit a revised non-binding proposal to Udemy for an all-stock combination with Coursera, pursuant to which Coursera would issue 0.800 shares of Coursera Common Stock in respect of each share of Udemy Common Stock, except that the exchange ratio would be adjusted downward to the extent that it resulted in a premium of more than 30% relative to the exchange ratio implied by the average trading prices of Coursera Common Stock and Udemy Common Stock measured during the five days prior to and including the day of signing (the “Second November 2025 Coursera Proposal”). The Coursera M&A Committee directed Qatalyst Partners to submit such proposal to Udemy’s representatives and determined to update the Coursera Board on the Second November 2025 Coursera Proposal.
On November 17, 2025, representatives of Morgan Stanley met with representatives of Party D to discuss a potential transaction with Udemy. Party D expressed interest in learning more about Udemy’s business, but did not discuss the terms of a potential transaction with Udemy or make a proposal with respect to a transaction.
On November 18, 2025, representatives of Qatalyst Partners contacted representatives of Morgan Stanley to verbally deliver the Second November 2025 Coursera Proposal on behalf of Coursera.
As of the close of trading on November 18, 2025, Udemy Common Stock traded at a price of $4.97 per share, and Coursera Common Stock traded at a price of $8.19 per share, implying an exchange ratio of 0.607; the 0.800 exchange ratio in the Second November 2025 Coursera Proposal represented a premium of approximately 32% to the implied spot exchange ratio of 0.607 as of the close of trading on November 18, 2025.
Later on November 18, 2025, the Udemy Strategic Committee met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance, to discuss the Second November 2025 Coursera Proposal. The representatives of Morgan Stanley reviewed preliminary financial analyses of the Second November 2025 Coursera Proposal. The Udemy Strategic Committee discussed various alternative transaction structures in a combination with Coursera, including potential capital return activities before or after the completion of a combination, and potential responses to the Second November 2025 Coursera Proposal. Members of Udemy management and representatives of Morgan Stanley reviewed the status of discussions with the other remaining interested potential counterparties, including Party B, Party C and Party D, and discussed potential benefits and synergies of a strategic transaction with each party and the opportunity for Udemy Stockholders to participate in these benefits under various transaction structures. Following discussion, the Udemy Strategic Committee directed Udemy management and Morgan Stanley to continue to engage with each party to assess their interest in a potential transaction with Udemy.
On November 19, 2025, the Udemy Strategic Committee directed Morgan Stanley to deliver a counterproposal to Coursera for an all-stock combination with Udemy, pursuant to which Coursera would issue a fixed exchange ratio of 0.820 shares of Coursera Common Stock in respect of each share of Udemy Common Stock, without any mechanism to adjust the exchange ratio based on the trading prices of Coursera Common Stock and Udemy Common Stock prior to the public announcement of the combination (the “Second 2025 Udemy Counterproposal”). Subsequently on November 19, 2025, representatives of Morgan Stanley delivered the Second 2025 Udemy Counterproposal verbally to representatives of Qatalyst Partners, as directed by the Udemy Strategic Committee.
On November 20, 2025, the Coursera M&A Committee met, with representatives of each of Wachtell Lipton and Qatalyst Partners in attendance. Representatives of Qatalyst Partners provided an overview of various illustrative transaction statistics based on publicly ascertainable information. After discussion, the Coursera M&A Committee determined to submit a revised non-binding proposal to Udemy for an all-stock combination with Coursera, pursuant to which Coursera would issue a fixed exchange ratio of 0.800 shares of Coursera Common Stock in respect of each share of Udemy Common Stock, with the exchange ratio not being subject to the adjustment contemplated in the Second November 2025 Coursera Proposal (the “Third November 2025 Coursera Proposal”). The Coursera M&A Committee directed Qatalyst Partners to submit the Third November 2025 Coursera Proposal to Udemy’s representatives, which Qatalyst Partners subsequently verbally communicated to Morgan Stanley later that day. The Coursera Board was subsequently updated with respect to the Third November 2025 Coursera Proposal.
On November 21, 2025, the Udemy Strategic Committee met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance. The Udemy Strategic Committee discussed the Third November 2025 Coursera Proposal. The Udemy Strategic Committee determined that (1) Coursera was unlikely to propose a further improved exchange ratio in a combination with Udemy based on the negotiations with Udemy to date and the historical and recent trading performance of Coursera Common Stock and Udemy Common Stock and (2) an all-stock combination with Coursera at an exchange ratio of 0.800, including the opportunity for Udemy Stockholders to participate in the potential synergies of a combination and the potential upside of a combined company with greater scale and complementary businesses in the education industry, could be in the best interests of Udemy Stockholders relative to the continued execution of Udemy’s business plan as a standalone company. Accordingly, the Udemy Strategic Committee directed Morgan Stanley to inform Coursera that it would be willing to work toward the execution of an all-stock combination with Coursera at an exchange ratio of 0.800. The Udemy Strategic Committee also discussed the governance of the combined company, including the benefits to Udemy Stockholders, as stockholders of the combined company, of having directors with experience and knowledge of Udemy’s business serve on the board of directors of the combined company. Following discussion, the Udemy Strategic Committee directed Morgan Stanley to inform Coursera that the Udemy Strategic Committee requested that the board of directors of the combined company include representation by members of the Udemy Board in the same proportion as the anticipated pro forma ownership of the combined company by Udemy Stockholders. The Udemy Strategic Committee also determined to discuss these matters further at a subsequent meeting of the Udemy Board.
As of the close of trading on November 21, 2025, Udemy Common Stock traded at a price of $5.05 per share and Coursera Common Stock traded at a price of $8.11 per share, implying an exchange ratio of 0.623x.
On November 22, 2025, representatives of Morgan Stanley contacted representatives of Qatalyst Partners to verbally deliver Udemy’s response to the Third November 2025 Coursera Proposal as directed by the Udemy Strategic Committee.
Later on November 22, 2025, the Coursera Board met, with representatives of each of Qatalyst Partners and Wachtell Lipton in attendance, to discuss the recent discussions between Coursera and Udemy regarding the potential transaction. Representatives of Qatalyst Partners also provided an overview of various illustrative transaction statistics based on publicly ascertainable information. Following discussion of, among other things, potential terms of a revised proposal (including Udemy’s proposed terms regarding the governance of the combined company), the possible timing for the parties to enter into a definitive agreement, and the possibility of Coursera entering into a voting agreement with certain Udemy Stockholders in connection with the potential transaction, the Coursera Board determined that Coursera should submit a “best and final” offer to Udemy, proposing (1) an exchange ratio of 0.800 shares of Coursera Common Stock per share of Udemy Common Stock, (2) the right for Udemy to designate three of nine directors of the combined company, with Coursera designating the remaining six (which would include Andrew Ng, the chairman of the Coursera Board, as the chairman) and (3) Mr. Hart serving as the chief executive officer of the combined company and one of the six Coursera-designated directors, which proposal would be conditioned on Udemy and Coursera entering into mutually exclusive negotiations with respect to a business combination (the “Final Coursera Proposal”).
On November 23, 2025, Mr. Hart delivered the Final Coursera Proposal to Udemy in writing. Based on publicly available share amounts for Udemy and Coursera at the time, the Final Coursera Proposal implied approximately 42% pro forma ownership of the combined company by Udemy Stockholders following the combination. The Final Coursera Proposal stated that it represented Coursera’s “best and final proposal” with respect to a combination.
Later on November 23, 2025, the Udemy Board met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance. Members of Udemy management and the representatives of Morgan Stanley provided an update on discussions with Coursera, and the Udemy Board discussed the Final Coursera Proposal and the perspectives of the Udemy Strategic Committee with respect thereto. The Udemy Board concurred with the Udemy Strategic Committee’s determination that Coursera was unlikely to propose a further improved exchange ratio in a combination with Udemy. The representatives of Morgan Stanley discussed preliminary financial analyses of the Final Coursera Proposal. The Udemy Board also discussed the anticipated benefits of a combination of Udemy and Coursera, including preliminary assessments of potential synergies of a combination previously discussed between Udemy and Coursera and illustrative and capital return strategies of the combined company. Members of Udemy management and the representatives of Morgan Stanley reviewed the status of discussions with other potential counterparties, including Party B, Party C and Party D, and discussed with the Udemy Board potential benefits and synergies of a strategic transaction with each party and the opportunity for Udemy Stockholders to participate in these benefits under various transaction structures. It was noted that (1) of the parties contacted, only Party B, Party C and Party D had expressed interest in a potential strategic transaction; (2) none of these parties had made a proposal with respect to a strategic transaction; (3) none of these parties had engaged in the level of due diligence of Udemy that would likely be required to support a more favorable, credible proposal at that time; and (4) engaging in further discussions and due diligence with these parties at this time could jeopardize the successful execution of a combination with Coursera without certainty of yielding a more favorable, actionable transaction. The Udemy Board also discussed illustrative timelines for the negotiation and execution of a combination with Coursera, Coursera’s request to enter into exclusive negotiations and the possibility of re-engaging with Party B, Party C or Party D if a combination with Coursera was not executed within this timeline. The Udemy Board also discussed with Udemy management and Udemy’s advisors the reverse due diligence with respect to Coursera to be conducted prior to executing a combination, including discussions between Udemy and Coursera management to assess the expected potential synergies of a combination. The representatives of Wilson Sonsini reviewed the fiduciary duties of the Udemy Board. Following discussion, the Udemy Board authorized Udemy to enter into exclusive negotiations with Coursera in order to work toward the execution of a combination on the basis of the Final Coursera Proposal.
Also at this meeting, Udemy management reviewed with the Udemy Board a long-range plan with respect to the future financial and operating performance of Udemy as a standalone company, including the underlying assumptions and growth drivers, as well as potential risks and opportunities regarding the potential achievement of this long-range plan (such long-range plan is referred to below as the “Udemy Standalone Projections”). Additional information about the Udemy Standalone Projections is contained in the section titled “—Udemy Unaudited Prospective Financial Information.” Following discussion, the Udemy Board (1) adopted the Udemy Standalone Projections, (2) directed Morgan Stanley to use the Udemy Standalone Projections for purposes of its financial analyses, and (3) directed Morgan Stanley to provide the Udemy Standalone Projections to Coursera.
On November 25, 2025, Coursera and Udemy entered into a mutual exclusivity agreement (the “2025 Exclusivity Agreement”). The 2025 Exclusivity Agreement restricted each party from soliciting, negotiating or entering into an alternative business combination involving, or an acquisition of, such party with a third party, until the expiration of the exclusivity period on December 17, 2025, which period would be automatically extended until January 5, 2026, if certain conditions were met.
Also on November 25, 2025, to facilitate mutual due diligence between the parties, Coursera and Udemy entered into a renewed confidentiality agreement with substantially the same terms as the Initial Confidentiality Agreement, as amended (the “Renewed Confidentiality Agreement”). The Renewed Confidentiality Agreement included customary “standstill” provisions substantially similar to the standstill provisions previously agreed to by the parties restricting each party from proposing a business combination with, or acquisition of, the other party, which restrictions would terminate with respect to either party upon, among other things, the announcement by the other party of a definitive agreement providing for a change of control transaction. These restrictions expressly did not prohibit confidential proposals made to the other party or its board of directors, and did not include “don’t ask, don’t waive” provisions prohibiting either party from requesting that the other party release it from these restrictions. The same day, each party provided the other party and their respective advisors access to respective virtual data rooms to facilitate the exchange of due diligence information.
Over the next three weeks and prior to the execution of the Merger Agreement, Coursera and Udemy conducted mutual operational, customer, financial, legal, employment, accounting and other due diligence on the other party. From time to time over this period, the respective management and representatives of Udemy and Coursera met to conduct due diligence on the other party’s respective business and discuss potential synergies that could be achieved by the combined company.
On December 1, 2025, the Coursera Board met, with representatives of each of Qatalyst Partners and Wachtell Lipton in attendance, to review financial projections for Coursera as a standalone company that Coursera management had prepared covering the fiscal years 2025 through 2028, including the underlying assumptions and growth drivers, as well as potential risks and opportunities regarding the potential achievement of such projections, that were ultimately included in the Coursera Standalone Projections. Additional information regarding the Coursera Standalone Projections is contained in the section titled “—Coursera Unaudited Prospective Financial Information.” Following discussion, the Coursera Board (1) approved such financial projections, (2) directed Qatalyst Partners to use such financial projections for purposes of its financial analyses, and (3) approved the provision of such financial projections to Udemy and its advisors.
From December 2 through December 4, 2025, members of Coursera and Udemy management conducted in-person diligence sessions, which sessions covered, among other things, business segments, product, technology, content engine, financial, legal and human resources matters.
On December 3, 2025, representatives of Wachtell Lipton, on behalf of Coursera, sent drafts of (1) the Merger Agreement and (2) the Udemy Stockholder Voting Agreement, which the Coursera Board had determined was an important commitment to obtain in connection with entering into the Merger Agreement, to representatives of Wilson Sonsini. Over the subsequent two weeks and prior to the execution of the Merger Agreement, representatives of Udemy and Coursera and their respective legal advisors exchanged drafts and negotiated the terms of the Merger Agreement. Key terms of the Merger

Agreement negotiated between the parties included: (1) the terms of the no-shop restrictions applicable to each of Udemy and Coursera; (2) the circumstances in which the Udemy Board or the Coursera Board could change its recommendation to the Udemy Stockholders or Coursera Stockholders, respectively, or could negotiate or accept a superior proposal for Udemy or Coursera, respectively; (3) the amount of the termination fee and expense reimbursement payable by each party to the other party and the circumstances in which it would be payable; (4) the treatment of Udemy’s employee equity awards and certain employee benefit programs in connection with the combination; (5) the conditions to each party’s obligations to complete the Merger; (6) the circumstances in which the parties could terminate the Merger Agreement, as well as the limitation of the parties’ liability in the event the Merger Agreement was terminated; (7) the mutual representations and warranties of each party made in the Merger Agreement; and (8) the interim operating covenants applicable to each party prior to the completion of the Merger and related exceptions for matters such as Udemy’s 2026 annual equity award refresh grants, other Udemy employee compensation and retention matters, and entry by Udemy and Coursera into material contracts. Also over the subsequent two weeks and prior to the execution of the Merger Agreement, representatives of Udemy, Coursera and Insight Venture Partners and their respective legal advisors exchanged drafts and negotiated the terms of the Voting Agreements, including the Coursera Stockholder Voting Agreement on substantially the same form as the Udemy Stockholder Voting Agreement that the Udemy Board had determined was an important commitment to obtain in connection with entering into the Merger Agreement.
On December 8, 2025, with the approval of the Udemy Strategic Committee, Udemy entered into a renewed engagement letter with Morgan Stanley to continue to act as a financial advisor to Udemy (the “Renewed Morgan Stanley Engagement”). The Udemy Strategic Committee determined to renew and continue Morgan Stanley’s engagement based on its assistance to date in negotiations with Coursera and with the “market check” processes, as well as its qualifications, expertise, reputation, and knowledge of Udemy’s business and the industry in which it operates. In connection with this, Morgan Stanley provided to the Udemy Board a customary relationship disclosure letter; the Udemy Board did not identify any potential or actual conflicts that in its view would affect the ability of Morgan Stanley to fulfill its responsibilities to the Udemy Board in rendering its opinion.
On December 12, 2025, the Coursera Board met, with representatives of each of Wachtell Lipton, Cleary and Qatalyst Partners in attendance, to discuss the potential transaction with Udemy. Members of Coursera management and other Coursera employees presented certain findings from Coursera’s diligence of Udemy. Coursera management also reviewed with the Coursera Board the Coursera Standalone Projections, the portions of the Udemy Standalone Projections that Coursera management received from Udemy, the Coursera-Adjusted Udemy Standalone Projections (including the proposed adjustments to the portions of the Udemy Standalone Projections received that Coursera management judged to be appropriate), the Coursera Combined Company Projections and the Management Assumed Synergies estimated by Coursera and Udemy management to be achieved by the combined company (each as defined in “—Coursera Unaudited Prospective Financial Information”). After discussion, the Coursera Board (1) approved each of such projections and Management Assumed Synergies and (2) directed Qatalyst Partners to use each of such projections and Management Assumed Synergies for purposes of its financial analyses. In addition, at the meeting, (1) representatives of Wachtell Lipton provided an overview of the Coursera Board’s fiduciary duties in connection with the potential transaction, including those arising from Coursera’s status as a Delaware public benefit corporation and (2) the Coursera Board discussed the potential impacts of the potential transaction on Coursera’s various stakeholders as well as on Coursera’s stated public benefit purpose.
On December 15, 2025, the Udemy Board met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance. At the Udemy Board’s invitation, Mr. Hart and other members of Coursera management attended a portion of the meeting to present their perspectives on the strategic rationale and benefits of a combination between Coursera and Udemy, including the Management Assumed Synergies. After the members of Coursera management left the meeting, members of Udemy management reported on the results of their reverse due diligence review of Coursera. The Udemy Board also reviewed with Udemy management and the representatives of Morgan Stanley (1) the proposed adjustments to the Coursera Standalone Projections judged to be appropriate by Udemy management based on its due diligence findings and assessments of Coursera’s prospects; (2) the Management Assumed Synergies; and (3) the other components of the Udemy Unaudited Prospective Financial Information. Additional information about the Udemy Unaudited Prospective Financial Information is contained in the section titled “—Udemy Unaudited Prospective Financial Information.” The Udemy Board (1) adopted the Udemy Unaudited Prospective Financial Information; and (2) directed Morgan Stanley to use the Udemy Unaudited Prospective Financial Information for purposes of its financial analyses. The representatives of Morgan Stanley reviewed the history of negotiations with Coursera with respect to a business combination, as well as the results of Udemy’s “market check” processes in 2024 and 2025. The representatives of Morgan Stanley presented financial analyses of the Merger and the exchange ratio and confirmed that

Morgan Stanley would be prepared to deliver an opinion that, subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley, based on the financial analysis presented at the meeting, the exchange ratio would be fair, from a financial point of view, to the Udemy Stockholders if and when requested by the Udemy Board prior to the execution of the Merger Agreement. The representatives of Wilson Sonsini reviewed the key terms of the Merger Agreement, the Voting Agreements and the other related transaction documents, and discussed with the Udemy Board the key terms still being negotiated. The representatives of Wilson Sonsini reviewed the fiduciary duties of the Udemy Board. The representatives of Wilson Sonsini also discussed with the Udemy Board the impact of Coursera’s status as a public benefit corporation under Delaware law on the Udemy Stockholders and on the roles and fiduciary duties of the directors and officers of the combined company following the completion of the combination. Following discussion, the Udemy Board directed Udemy management and representatives of Wilson Sonsini to finalize the Merger Agreement, the Voting Agreements and the related transaction documents.
On December 15, 2025, the Coursera Board met, with representatives of Wachtell Lipton and Qatalyst Partners in attendance, to discuss the status of negotiations with respect to the potential transaction with Udemy. At the meeting, representatives of Wachtell Lipton summarized the terms of the current draft Merger Agreement, and representatives of Qatalyst Partners presented a preliminary financial analysis of the potential transaction, which summarized, among other things (1) the implied premium to Udemy represented by the proposed exchange ratio of 0.800 in the Final Coursera Proposal, (2) each company’s standalone financials, including the Coursera Standalone Projections and the Coursera-Adjusted Udemy Standalone Projections and (3) a preliminary valuation analysis based on illustrative discounted cash flow analyses.
On December 16, 2025, the Udemy Board met, with representatives of each of Morgan Stanley and Wilson Sonsini in attendance. The representatives of Wilson Sonsini provided an update on negotiations with Coursera and reviewed the terms of the Merger Agreement, the Voting Agreements and the other related transaction documents proposed to be executed by the parties. The representatives of Morgan Stanley, after presenting their financial analyses of the Merger and the exchange ratio, then rendered Morgan Stanley’s oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Udemy Common Stock (other than holders of shares of Udemy Common Stock that are owned directly by Coursera, Udemy or Merger Sub, as specified in the written opinion), as more fully described in the section titled “—Opinion of Morgan Stanley.” The Udemy Board, after considering the factors more fully described in the section titled “—Recommendation of the Udemy Board and Reasons for the Merger,” unanimously: (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Udemy and its stockholders; and (2) approved and declared advisable the Merger Agreement, the Voting Agreements and the other related transaction documents and the transactions contemplated by the Merger Agreement, the Voting Agreements and the other related transaction documents, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement. The Udemy Board also unanimously approved resolutions exempting the Merger Agreement and the Udemy Stockholder Voting Agreement from Section 203 of the DGCL.
On December 16, 2025, the Coursera Board met, with representatives of each of Wachtell Lipton and Cleary in attendance. Coursera management and employees provided an update regarding Coursera’s key diligence findings since the prior diligence update, and representatives of Wachtell Lipton reviewed with the Coursera Board its fiduciary duties and summarized the terms of the Merger Agreement and Voting Agreements proposed to be executed by the parties. After reviewing an updated relationship disclosure letter provided by Qatalyst Partners, the Coursera Board did not identify any potential or actual conflicts that in its view would affect the ability of Qatalyst Partners to fulfill its responsibilities to the Coursera Board in rendering its opinion. Representatives of Qatalyst Partners then joined the meeting and presented a financial analysis of the proposed transaction and orally provided Qatalyst Partners’ opinion, subsequently confirmed in writing that day, that, subject to various discussed assumptions, qualifications, limitations and other matters to be set forth in full in Qatalyst Partners’ written opinion, the exchange ratio of 0.800 shares of Coursera Common Stock per share of Udemy Common Stock pursuant to, and in accordance with, the terms of the Merger Agreement was fair, from a financial point of view, to Coursera. Representatives of Wachtell Lipton furthermore reminded the Coursera Board of its fiduciary duties in considering whether to approve the proposed transaction, including duties arising from Coursera’s status as a public benefit corporation. The Coursera Board, after considering the factors more fully described in the section titled “—Recommendation of the Coursera Board of Directors and

Reasons for the Merger,” and upon a motion duly brought and seconded, unanimously (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Coursera Share Issuance and the Coursera Charter Amendment, are advisable to, and in the best interests of, Coursera, taking into account the pecuniary interests of holders of Coursera Common Stock, the best interests of those materially affected by Coursera’s conduct, including holders of Coursera Common Stock, employees of Coursera, community, educators and learners, and Coursera’s specific public benefit purpose to provide global access to flexible and affordable high-quality education that supports personal development, career advancement, and economic opportunity; (2) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Coursera Share Issuance and the Coursera Charter Amendment, in each case on the terms and subject to the conditions set forth therein; and (3) resolved to recommend approval of the Coursera Share Issuance and the Coursera Charter Amendment on the terms and subject to the conditions set forth in the Merger Agreement by the Coursera Stockholders at the Coursera Special Meeting.
On December 17, 2025, Udemy and Coursera entered into the Merger Agreement and the Udemy Significant Stockholders and the Coursera Significant Stockholders each entered into the applicable Voting Agreement.
Later on December 17, 2025, before the open of market trading, Udemy and Coursera issued a joint press release and publicly announced the entry into the Merger Agreement.
Recommendation of the Coursera Board and Reasons for the Merger
After careful consideration, the Coursera Board, at a meeting held on December 16, 2025, unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Coursera Share Issuance and the Coursera Charter Amendment, were advisable to, and in the best interests of, Coursera, taking into account the pecuniary interests of holders of Coursera Common Stock, the best interests of those materially affected by Coursera’s conduct, including holders of Coursera Common Stock, employees of Coursera, community, educators and learners, and Coursera’s specific public benefit purpose to provide global access to flexible and affordable high-quality education that supports workforce training, skills development and career development; adopted, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Coursera Share Issuance and the Coursera Charter Amendment, in each case on the terms and subject to the conditions set forth therein; authorized and approved the execution, delivery and, subject to such terms and conditions, performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, the Coursera Share Issuance and the Coursera Charter Amendment; and recommended approval of the Coursera Share Issuance and the Coursera Charter Amendment on the terms and subject to the conditions set forth in the Merger Agreement by the Coursera Stockholders at the Coursera Special Meeting (unless, subject to and in accordance with the terms of the Merger Agreement, such recommendation is withdrawn or modified prior to such submission in accordance with the terms of the Merger Agreement).
The Coursera Board unanimously recommends that Coursera Stockholders vote “FOR” the Coursera Share Issuance Proposal, “FOR” the Coursera Charter Amendment Proposal and “FOR” the Coursera Adjournment Proposal.
As described in the section titled “—Background of the Merger,” in evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger, the Coursera Board held a number of meetings and consulted with Coursera management and Coursera’s outside legal and financial advisors. In reaching its decision to approve the Merger Agreement and to recommend that Coursera Stockholders vote to approve or adopt the Coursera Share Issuance and the Coursera Charter Amendment, the Coursera Board considered a number of factors, including, but not limited to, the following (which are not necessarily presented in order of their relative importance to the Coursera Board), and concluded that entering into the Merger Agreement with Udemy was advisable and in the best interests of Coursera, taking into account the pecuniary interests of the Coursera Stockholders, the best interests of those materially affected by Coursera’s conduct, including Coursera Stockholders, employees of Coursera, community, educators and learners, and Coursera’s specific public benefit purpose to provide global access to flexible and affordable high-quality education that supports personal development, career advancement and economic opportunity:
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Potential Strategic Alternatives. That the Merger is more favorable to Coursera, taking into account the pecuniary interests of Coursera Stockholders, the best interests of those materially affected by Coursera’s conduct, including Coursera Stockholders, employees of the Coursera, community, educators and learners, and Coursera’s specific public benefit purpose to provide global access to flexible and affordable high-quality education that supports personal development, career advancement and economic opportunity, than the other alternatives reasonably available to Coursera in light of a number of factors, including the following:
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The Coursera Board’s knowledge, understanding and previous consideration of the strategic and other alternatives reasonably available to Coursera, including the preliminary non-binding proposal from Party 1, and the risks and uncertainties associated with those alternatives and the Coursera Board’s belief that the Merger is the most attractive option for Coursera.

•	The course and history of Coursera’s discussions and negotiations with Udemy, as described in the section titled “—Background of the Merger.”
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Financial Condition, Results of Operations and Prospects of Coursera; Risks of Execution. Coursera’s current, historical and projected financial condition, results of operations and business, as well as Coursera’s prospects and risks. In particular, the Coursera Board considered Coursera’s current long-term financial and operating plan as a standalone company (as reflected in the section titled “—Coursera Unaudited Prospective Financial Information”). The Coursera Board considered these plans and the potential opportunities that they presented against, among other things: (1) the risks and uncertainties associated with achieving and executing Coursera’s current long-term financial and operating plan as a standalone company in the short and long term; (2) the impact of market, customer and competitive trends on Coursera on a standalone basis; and (3) general risks related to market conditions. The Coursera Board considered, among other potential risks to the achievement of Coursera’s current long-term financial and operating plan as a standalone company, Coursera’s competitive positioning and prospects on a standalone basis without entering into the Merger Agreement, including Coursera’s size, as well as its financial resources, relative to those of its competitors, and new and evolving competitive threats, particularly in light of the growing and disruptive impact of AI in the education industry.

•	Strategic Rationale of the Combination. The strategic and business rationale of the Merger. Among the potential benefits identified by the Coursera Board were:
•	The Coursera Board’s review and discussions with Coursera’s senior management and outside legal and financial advisors concerning Coursera’s due diligence examination of Udemy.
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The expected performance and financial profile of the Combined Company, based upon, among other things, the businesses, operations, financial condition, stock performance, assets and prospects of Coursera and Udemy, and other information obtained through Coursera’s due diligence of Udemy.

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The pro forma revenue of the Combined Company would be split approximately evenly between the Consumer and Enterprise segments, which would be more balanced than for Coursera as a standalone company, and, further, the geographic distribution of revenue for the Combined Company would be less concentrated than that of Coursera as a standalone company.

•	That Coursera and Udemy have complementary Consumer and Enterprise segment strengths in skills, workforce training and career advancement.
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That the Combined Company would have an ecosystem of content creators encompassing faculty at leading universities, industry leaders and global subject matter experts, and broader non-English language coverage.

•	The Coursera Board’s expectation that the Combined Company will be able to leverage shared product, data and technology investments to deliver verified skills to improve career and business outcomes.
•	The Coursera Board’s expectation that the Combined Company will expand global access to affordable, high-quality education.
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The Coursera Board’s expectation that the Merger will generate operating efficiencies and significant annual run-rate cost synergies and limited dis-synergies and enhance the Combined Company’s capacity for sustained investment in new and enhanced learning capabilities, including new AI-enabled product capabilities.

•	The Coursera Board’s expectation that the Combined Company will be poised to achieve significant EBITDA growth and sustained revenue growth.

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The Coursera Board’s expectation that the increased market capitalization of the Combined Company following the Merger as compared to Coursera’s standalone market capitalization will provide greater trading liquidity to stockholders of the Combined Company following the Merger.

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The strategic opportunities that are likely to be available to the Combined Company after the Merger, including greater strategic flexibility to pursue inorganic growth opportunities to further diversify the Combined Company’s business model as a result of greater expected free cash flow generation.

•	The compatibility of Coursera’s and Udemy’s cultures and missions.
•	Combined Company Board, Management and Headquarters.
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The governance structure for the Combined Company, including the fact that the Combined Company will be overseen by an experienced, majority-independent board composed of six directors from Coursera and three directors from Udemy, and will be managed by an experienced team of executives led by Coursera’s Chief Executive Officer and the Chairman of the Coursera Board.

•	The agreement of Coursera and Udemy in the Merger Agreement that the Combined Company will continue to have its headquarters in the San Francisco Bay Area.
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Coursera Stockholder Ownership of the Combined Company. The Exchange Ratio, and the fact that Coursera Stockholders were expected to own approximately 59% of the issued and outstanding shares of the Combined Company following the consummation of the Merger and the Coursera Board’s evaluation of the Exchange Ratio based on a number of factors, including an assessment of the benefits of the Merger.

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Fixed Exchange Ratio. The fact that the Exchange Ratio is fixed and will not fluctuate in the event that the market price of Udemy Common Stock increases or that the market price of Coursera Common Stock decreases between the date of the execution of the Merger Agreement and the completion of the Merger, which the Coursera Board believes is consistent with market practice for transactions of this type and with the strategic purpose of the Merger.

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Opinion of Qatalyst Partners. The oral opinion of Qatalyst Partners, subsequently confirmed in writing, rendered to the Coursera Board that, as of December 16, 2025, and based upon and subject to the various assumptions, qualifications, limitations and other matters stated in such opinion, the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement was fair, from a financial point of view, to Coursera (such opinion is more fully described below under the section titled “—Opinion of Qatalyst Partners” of this joint proxy statement/prospectus, and the full text of the written opinion of Qatalyst Partners is attached as Annex E to this joint proxy statement/prospectus).

•	Tax Matters. The expectation that Coursera Stockholders generally should not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.
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Closing Certainty. The Coursera Board’s beliefs, following consultation with its outside legal counsel, that the transaction will be consummated due to the limited number and customary nature of the closing conditions and the likelihood that the required regulatory approvals for the consummation of the Merger will be obtained in a timely fashion.

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Voting Agreements. The fact that, as a condition to Coursera’s willingness to enter into the Merger Agreement, certain Udemy Stockholders committed to vote or cause to be voted their shares of Udemy Common Stock in favor of the Udemy Merger Proposal, and certain Coursera Stockholders committed to vote or cause to be voted their shares of Coursera Common Stock in favor of the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal (as more fully described in the section titled “Other Agreements Related to the Merger”).

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Closing Certainty. The potential short-term and long-term benefits of the Merger to those materially affected by Coursera’s conduct, including holders of Coursera Common Stock, employees of Coursera, community, educators and learners, and to the communities within which Coursera and its subsidiaries operate, including, among others, professional development opportunities and greater long-term stability for employees, expanded economic and career development opportunities, more engaging, personalized and dynamic learning experiences, and greater flexibility and access to affordable, quality education.

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Stockholder Vote. The fact that Coursera Stockholders will have an opportunity to vote on whether to approve the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal, which approvals are conditions to Closing.

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Terms of the Merger Agreement. The Coursera Board’s belief that the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to Closing, and the circumstances under which the Merger Agreement may be terminated, are reasonable, including the following provisions contained in the Merger Agreement (which are presented below in no particular order and are not exhaustive):

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The fact that Coursera has the ability, under certain circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited Acquisition Proposal.

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The fact that the Coursera Board has the ability, under certain circumstances, to change its recommendation to Coursera Stockholders in favor of the Coursera Share Issuance Proposal and Coursera Charter Amendment Proposal.

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The fact that there are limited circumstances in which the Udemy Board may terminate the Merger Agreement or change its recommendation that Udemy Stockholders approve the Udemy Merger Proposal, and if the Merger Agreement is terminated under specified circumstances, Udemy would be required to pay Coursera the Termination Fee of $40.5 million.

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The fact that, if the Merger Agreement is terminated by either party under specific circumstances after the Udemy Stockholders do not approve the Udemy Merger Proposal, Udemy will be obligated to pay Coursera an expense reimbursement payment of $8 million.

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The requirement that Udemy must submit the Udemy Merger Proposal to its stockholders, even if the Udemy Board has withdrawn or changed its recommendation in favor of the Udemy Merger Proposal, and the inability of Udemy to terminate the Merger Agreement in connection with a competing Acquisition Proposal.

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The fact that the Coursera Board, after discussing with its advisors, believes that the Termination Fee of $40.5 million and expense reimbursement payment of $8 million contemplated to be paid by Coursera in certain circumstances are reasonable, consistent with market practice and not preclusive of competing Acquisition Proposals.

•	The fact that the Coursera Board believes that the restrictions imposed on Coursera’s business and operations during the pendency of the Merger are reasonable and not unduly burdensome.
•	The ability of Coursera to seek specific performance of Udemy’s obligations under the Merger Agreement and to prevent breaches thereof.
The Coursera Board also considered and balanced against the potentially positive factors with a number of uncertainties, risks and other countervailing factors in its deliberations concerning the Merger and the Merger Agreement, including the following (which are presented below in no particular order and are not exhaustive):
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Risk Associated with Failure to Consummate the Merger. The possibility that the Merger may not be completed in a timely manner or at all and the potential consequences of non-completion or delays in completion, and the possibility that if the Merger is not consummated, (1) Coursera’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work on behalf of Coursera during the pendency of the Merger; (2) Coursera will have incurred significant transaction and other costs; (3) Coursera’s continuing business relationships with customers, business partners and employees may be adversely affected; (4) the trading price of Coursera Common Stock could be adversely affected; (5) the Termination Fee of $40.5 million payable by Udemy to Coursera will not be available in all instances in which the Merger Agreement is terminated and such Termination Fee may not be sufficient to compensate Coursera for the damage suffered by its business as a result of the pendency of the Merger or of the strategic initiatives forgone by Coursera during this period; (6) the other contractual and legal remedies available to Coursera in the event of the termination of the Merger Agreement may be insufficient, costly to pursue or both; and (7) the failure of the Merger to be consummated could result in an adverse perception among customers, potential customers, employees and investors about Coursera’s prospects.

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Risk Associated with Obtaining Regulatory Approval. The regulatory and other approvals required in connection with the Merger and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions.

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Tax Opinion. The possibility that Wilson Sonsini Goodrich & Rosati would be unable to deliver its reorganization tax opinion, which could prevent the combination from Closing, as the delivery of such opinion is a condition to the consummation of the Merger.

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Uncertainty of Financial Projections. The inherent uncertainty of achieving Coursera’s and Udemy’s respective management’s internal financial projections or synergies for the Combined Company within the expected time periods or at all.

•	Uncertainty of Financial Results.
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The fact that Coursera’s and Udemy’s actual financial results in future periods prior to the Closing or the Combined Company’s financial results in future periods after the Closing could differ materially and adversely from projections at the time of the Coursera Board’s consideration of the Merger.

•	The other numerous risks and uncertainties that could adversely affect Coursera’s, Udemy’s or the Combined Company’s future operating performance and financial results.
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Merger and Integration Risks. The possibility that the integration of Coursera and Udemy may not be as successful as expected, or may be more difficult, take longer or be more expensive than expected, and that the anticipated benefits of the Merger may not be realized in full or in part, including the risk that synergies and cost-savings may not be achieved in the expected time frame or at all.

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Risk Associated with Diversion of Management Attention. The possibility that the attention of Coursera’s senior management may be diverted from other possible strategic priorities to focus on implementing the Merger, including making arrangements for the integration of Coursera’s and Udemy’s operations, assets and employees within the Combined Company following the Merger.

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Receipt of Required Stockholder Votes. The possibility that Coursera Stockholders may not approve either or both of the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal (each of which is a condition to the consummation of the Merger) or that Udemy Stockholders may not approve the Udemy Merger Proposal (which is a condition to the consummation of the Merger).

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Ability for Udemy to Consider Alternative Transactions. The possibility that the Udemy Board could, under certain circumstances, consider Alternative Proposals and change its recommendation to the Udemy Stockholders, and the possibility that the termination provisions of the Merger Agreement could discourage alternative bidders that might have been willing to submit Superior Proposals for Coursera.

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Fixed Exchange Ratio. The fact that the Exchange Ratio is fixed and will not fluctuate in the event that the relative market values of Coursera Common Stock and Udemy Common Stock change between the date of the execution of the Merger Agreement and the completion of the Merger.

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Restrictions on Coursera’s Ability to Consider Alternative Transactions. The fact that the Merger Agreement imposes “no-solicitation” restrictions on Coursera’s ability to solicit alternative transactions and make certain acquisitions, which are described in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation.”

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Termination Fee Payable by Coursera. The fact that if the Merger Agreement is terminated under specified circumstances, Coursera would be required to pay Udemy the Termination Fee of $40.5 million and/or an expense reimbursement payment of $8 million.

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Requirement to Hold a Stockholder Votes. The requirement that Coursera must hold a stockholder vote on the approval of the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal, even if the Coursera Board has withdrawn or changed its recommendation in favor of the Coursera Share Issuance Proposal or the Coursera Charter Amendment Proposal, as well as the inability of Coursera to terminate the Merger Agreement in connection with a competing proposal.

•	Transaction Costs. The transaction costs to be incurred by Coursera in connection with the Merger.

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Interests of Coursera’s Directors and Executive Officers. The interests of the officers and directors of Coursera and Udemy in the Merger that are different from or in addition to the interests of each company’s stockholders, including the matters described under “—Interests of Coursera Directors and Executive Officers in the Merger” and “—Interests of Udemy Directors and Executive Officers in the Merger.”

•	Effects of the Merger Announcement. The uncertainty the announcement, pendency and consummation of the Merger could create for Coursera’s employees, learners and education partners.
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Effects of the Pendency of the Merger. The possibility that the Merger or the pendency thereof could have adverse effects on Coursera’s relationship with its employees, stockholders, content creators, resellers, learners and others who do business with Coursera.

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Effects of the Merger on Coursera’s Stakeholders. Other potential short-term and long-term negative impact of the Merger on those materially affected by Coursera’s conduct, including holders of Coursera Common Stock, employees of Coursera, community, educators and learners, and on the communities within which Coursera and its subsidiaries operate, including risks related to post-closing integration, potential for employee attrition or reductions in force and the risk of integrating educators to a new economic model.

•	Risk of Litigation. The possibility of lawsuits being brought against Coursera, Udemy or their respective boards in connection with the Merger.
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Impact of Interim Restrictions on Coursera’s Business Pending the Completion of the Merger. The restrictions on the conduct of business of Coursera during the period between the execution of the Merger Agreement and the consummation of the Merger as set forth in the Merger Agreement, including the requirement that Coursera must use reasonable best efforts to conduct its business only in the ordinary course consistent with past practice, subject to specific exceptions, which could negatively impact Coursera’s ability to pursue various business opportunities or strategic transactions.

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Risk of Adverse Impacts on Udemy’s Business. The risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of Udemy and its subsidiaries but that will not entitle Coursera to terminate the Merger Agreement.

•	Impact on the Market Price of shares of Coursera Common Stock.
•	The effect that the length of time from announcement of the Merger until completion of the Merger could have on the market price of Coursera Common Stock and Coursera’s operating results.
•	The potential impact on the market price of Coursera Common Stock as a result of the issuance of the Merger Consideration to holders of eligible shares of Udemy Common Stock.
•	The potential impact on the market price of shares of Coursera Common Stock if the Merger Agreement is terminated.
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The potential impact on the market price of shares of Coursera Common Stock if the Udemy Significant Stockholders decide to sell shares of Coursera Common Stock after the Effective Time pursuant to the resale registration statement Coursera is obligated file after the Closing.

•	Other Risks. Various other risks described in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The Coursera Board considered all of these factors as a whole and unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Coursera Share Issuance and the Coursera Charter Amendment, were advisable to, and in the best interests of, Coursera, taking into account the pecuniary interests of holders of Coursera Common Stock, the best interests of those materially affected by Coursera’s conduct, including holders of Coursera Common Stock, employees of Coursera, community, educators and learners, and Coursera’s specific public benefit purpose to provide global access to flexible and affordable high-quality education that supports workforce training, skills development and career advancement. The foregoing discussion of the information and factors considered by the Coursera Board in reaching its conclusions and recommendation includes the principal factors considered by the Coursera Board, but is not intended to be exhaustive and may not include all of the factors considered by the Coursera Board. In view of the wide variety of factors considered by the Coursera Board in connection with its evaluation of the Merger and the complexity of these matters, the Coursera Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative or specific weights to the specific factors that it considered in reaching its decision. Rather, the Coursera Board viewed its decisions as being based on the totality of the factors and information it considered. In considering the factors described above and any other factors, each individual member of the Coursera Board applied his or her own personal business judgment to the process and may have viewed factors differently or given different weight or merit to different factors.
In considering the recommendation of the Coursera Board that the Coursera Stockholders vote to approve the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal, Coursera Stockholders should be aware that the directors and executive officers of Coursera have certain interests in the Merger that may be different from, or in addition to, the interests of Coursera Stockholders generally. The Coursera Board was aware of these interests and considered them when approving the Merger Agreement and recommending that Coursera Stockholders vote to approve the Coursera Share Issuance Proposal, which are described in the section titled “—Interests of Coursera Directors and Executive Officers in the Merger.”
The foregoing discussion of the information and factors considered by the Coursera Board is forward-looking in nature and should be read in light of the factors described in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of Qatalyst Partners
Coursera retained Qatalyst Partners to act as its financial advisor in connection with the Merger and to evaluate whether the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement was fair, from a financial point of view, to Coursera. Coursera selected Qatalyst Partners to act as Coursera’s financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of Coursera and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of its opinion in this joint proxy statement/prospectus. At the special meeting of the Coursera Board on December 16, 2025, Qatalyst Partners rendered to the Coursera Board its oral opinion that was confirmed by delivery of a written opinion, dated as of December 16, 2025, to the effect that, as of such date and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement was fair, from a financial point of view, to Coursera.
The full text of Qatalyst Partners’ written opinion, dated as of December 16, 2025, is attached hereto as Annex E. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. Coursera Stockholders should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Coursera Board and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement, to Coursera, and it does not address any other aspect of the Merger. It does not constitute a recommendation as to how any Coursera Stockholders or Udemy Stockholders should vote with respect to the Merger or any other matter and does not in any manner address what the value of Coursera Common Stock will be when issued pursuant to the Merger or the price at which Coursera Common Stock or Udemy Common Stock will trade or otherwise be transferable at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.
In arriving at its opinion, Qatalyst Partners reviewed a draft of the Merger Agreement, dated as of December 16, 2025, certain related documents and certain publicly available financial statements of Udemy and Coursera and other business and financial information of Udemy and Coursera. Qatalyst Partners also reviewed (1) certain forward-looking information relating to Udemy prepared by the managements of Udemy and Coursera, including financial projections and operating data of Udemy (which is referred to below as the “Coursera-Adjusted Udemy Standalone Projections”), (2) certain forward-looking information relating to Coursera prepared by the management of Coursera, including financial projections and operating data of Coursera (which is referred to below as the “Coursera Standalone Projections”), (3) certain forward-looking information relating to the new Combined Company prepared by the management of Coursera, including information relating to certain strategic, financial and operational impacts anticipated from the management of Coursera (which is referred to below as the “Coursera Combined Company Projections”) and (4) information relating to certain strategic, financial and operational benefits anticipated from the Merger prepared by the managements of Coursera and Udemy (which is referred to below as the “Management Assumed Synergies”), each as described in the sections titled “—Coursera Unaudited Prospective Financial Information,” “—Management Assumed Synergies” and “—Coursera Unaudited Prospective Financial Information—Coursera Combined Company Projections,” respectively. Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of Udemy and Coursera, including information relating to certain strategic, financial and operational impacts anticipated from the Merger, with senior management of Udemy and Coursera, respectively. Qatalyst Partners also reviewed the historical market prices and trading activity for shares of Udemy Common Stock and Coursera Common Stock, and compared the financial performance of Udemy and Coursera and the prices and trading activity of shares of Udemy Common Stock and Coursera Common Stock with that of certain other selected publicly traded companies and their securities. In addition, Qatalyst Partners participated in certain discussions and negotiations among representatives of Udemy, Coursera and their respective financial and legal advisors, performed such other analyses, and reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.
In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by Udemy and Coursera. With respect to the Coursera-Adjusted Udemy Standalone Projections, Qatalyst Partners was advised by the management of Coursera, and Qatalyst Partners assumed, based on discussions with the management and the Coursera Board, that the Coursera-Adjusted Udemy Standalone Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Udemy and Coursera of the future financial performance of Udemy and other matters covered thereby. With respect to the Coursera Standalone Projections, Qatalyst Partners was advised by the management of Coursera, and Qatalyst Partners assumed, based on discussions with the management and the Coursera Board, that the Coursera Standalone Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Coursera of the future financial performance of Coursera and other matters covered thereby. With respect to the Coursera Combined Company Projections, Qatalyst Partners was advised by the management of Coursera, and Qatalyst Partners assumed, based on discussions with the management and the Coursera Board, that the Coursera Combined Company Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Coursera relating to the strategic, financial and operational impacts anticipated from the Merger. With respect to the Management Assumed Synergies, Qatalyst Partners was advised by the management of Coursera, and Qatalyst Partners assumed, based on discussions with the management and the Coursera Board, that the Management Assumed Synergies had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Coursera relating to the strategic, financial and operational benefits anticipated from the Merger. Qatalyst Partners expressed no view as to the Coursera-Adjusted Udemy Standalone Projections, the Coursera Standalone Projections, the Coursera Combined Company Projections, or the Management Assumed Synergies or the assumptions on which each of the foregoing were based. Qatalyst Partners assumed that the terms of the draft Merger Agreement, dated as of December 16, 2025, reviewed by Qatalyst Partners would not differ materially from the final executed Merger Agreement, and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay and with no adjustment to the Exchange Ratio. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Udemy, Coursera or the contemplated benefits expected to be derived in the Merger. Qatalyst Partners relied upon, without independent verification, the assessment of Coursera and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Udemy or Coursera or either of their respective affiliates, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the management of Coursera as to (a) the strategic, financial and other impacts expected to result from the Merger or any other transactions following the Closing, (b) the existing and future technologies, intellectual property, products, services and business models of Udemy and Coursera and the validity of, and risks associated with, such technologies, intellectual property, products, services and business models, (c) Coursera’s ability to integrate the businesses of Udemy and Coursera, including the timing and risks associated therewith and (d) Coursera’s ability to retain key employees of Udemy and Coursera, respectively. Qatalyst Partners’ opinion has been approved by its opinion committee in accordance with its customary practice.
Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst Partners’ opinion and the assumptions used in preparing it, and Qatalyst Partners has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst Partners’ opinion does not address the underlying business decision of Coursera to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Coursera. Qatalyst Partners’ opinion is limited to the fairness to Coursera, from a financial point of view, of the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement, and Qatalyst Partners expressed no opinion with respect to (a) the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Udemy or Coursera or any of their respective affiliates, or any class of such persons, relative to such Exchange Ratio, (b) any aspect or implication of the Merger, or any agreement, arrangement or understanding entered into in connection with the Merger or otherwise, as it relates to the public benefit, the benefits identified in the Coursera Charter or Coursera’s status as a Delaware public benefit corporation or (c) the terms, aspects or implications of the contemplated amendments to the Coursera Charter.
The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion, dated as of December 16, 2025. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion.
For purposes of its analyses, Qatalyst Partners utilized, among other things, the Coursera Standalone Projections, the Coursera-Adjusted Udemy Standalone Projections, the Coursera Combined Company Projections and the Management Assumed Synergies, each described below in the sections titled “—Coursera Unaudited Prospective Financial Information,” “—Management Assumed Synergies” and “—Coursera Unaudited Prospective Financial Information—Coursera Combined Company Projections.” Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.
Discounted Cash Flow Analysis
Illustrative Relative Discounted Cash Flow Analysis
With respect to Coursera and Udemy on a standalone basis, Qatalyst Partners performed an illustrative discounted cash flow analysis that was designed to imply a range of potential per share present values for shares of Coursera Common Stock as of December 31, 2025, using mid-period convention, by:
•	adding:
a.
the implied net present value of the estimated future unlevered free cash flows (“UFCFs”) of Coursera and Udemy, based on the Coursera Standalone Projections and Coursera-Adjusted Udemy Standalone Projections for calendar year 2026 through 2029 (which implied present value was calculated using a range of discount rates of 11.0% to 16.0%, based on an estimated weighted average cost of capital for Coursera and Udemy);

b.
the implied net present value of a corresponding terminal value of Coursera and Udemy, calculated by multiplying Coursera’s estimated Adjusted EBITDA in calendar year 2030 of approximately $167 million, based on the Coursera Standalone Projections, and Udemy’s estimated Adjusted EBITDA in calendar year 2030 of approximately $209 million, based on the Coursera-Adjusted Udemy Standalone Projections, by a range of next-twelve (12)-month’s EBITDA multiples of 5.0x to 11.0x (which were chosen based on Qatalyst Partners’ professional judgment and experience), and discounted to present value using the same range of discount rates used in clause (a);

c.
in the case of Coursera, the implied net present value of estimated federal tax savings due to Coursera’s estimated net operating losses, adjusted for dilution, for calendar years 2030 and beyond, as provided by the management of Coursera, discounted to present value using the same range of discount rates used in clause (a); and

d.	the estimated cash of Coursera and Udemy, as of December 31, 2025, as provided by the management of Coursera;
•	subtracting from the resulting estimated amount the estimated debt of Coursera and Udemy, as of December 31, 2025, as provided by the management of Coursera and Udemy; and
•
dividing the resulting amount by the number of fully diluted shares of Coursera Common Stock and Udemy Common Stock outstanding (calculated using the treasury stock method), as provided by the management of Coursera as of December 12, 2025, with each of the above-referenced estimated future UFCFs and terminal value having also been adjusted for the degree of estimated dilution to current stockholders through the applicable period (approximately 3.0% annual dilution and 13.0% cumulative dilution through the applicable period) due to the estimated net effects of equity issuances and cancellations related to future equity compensation, based on estimates of future dilution provided by the management of Coursera.
Based on the calculations set forth above, this analysis implied a range of values for Coursera Common Stock of approximately $7.77 to $11.36 per share and a range of values for Udemy Common Stock of approximately $7.25 to $12.56 per share.
Qatalyst Partners calculated the following implied exchange ratio reference ranges (the high end of each implied exchange ratio reference range was calculated by dividing the high end of Udemy’s implied per share price reference range by the low end of Coursera’s implied per share price reference range, the low end of each implied exchange ratio reference range was calculated by dividing the low end of Udemy’s implied per share price reference range by the high end of Coursera’s implied per share price reference range) of 0.638x to 1.618x. This was compared to the Exchange Ratio of 0.800x.
Pro Forma Combined vs. Coursera Standalone Company Discounted Cash Flow Analysis
Qatalyst Partners also performed an illustrative pro forma discounted cash flow analysis with respect to the Combined Company, taking into account the Coursera Combined Company Projections that were based on the Coursera Standalone Projections, Coursera-Adjusted Udemy Standalone Projections and Management Assumed Synergies, to imply a range of potential per-share present values for the Combined Company’s common stock as of December 31, 2025, using mid-period convention, by:
•	adding:
a.
the implied net present value of the estimated future UFCFs based on the Coursera Combined Company Projections for calendar year 2026 through 2029 (which implied present value was calculated using a range of discount rates of 11.0% to 16.0%, based on an estimated weighted average cost of capital for the Combined Company);

b.
the implied net present value of a corresponding terminal value of the Combined Company, calculated by multiplying the Combined Company’s estimated Adjusted EBITDA in calendar year 2030 of approximately $490 million, based on the Coursera Combined Company Projections, by a range of next-twelve (12)-month’s EBITDA multiples of 5.0x to 11.0x (which were chosen based on Qatalyst Partners’ professional judgment and experience), and discounted to present value using the same range of discount rates used in clause (a);

c.
the implied net present value of estimated federal tax savings due to the Combined Company’s estimated net operating losses, adjusted for dilution, for calendar years 2030 and beyond, as provided by the management of Coursera, discounted to present value using the same range of discount rates used in clause (a); and

d.	the estimated cash of the Combined Company, as of December 31, 2025, less transaction expenses as provided by the management of Coursera;
•	subtracting from the resulting estimated amount the estimated debt of the Combined Company, as of December 31, 2025, as provided by the management of Coursera; and
•
dividing the resulting amount by the number of fully diluted shares of the Combined Company common stock outstanding (calculated using the treasury stock method), which was determined by adding the fully diluted shares of Coursera Common Stock outstanding, as provided by the management of Coursera, plus the number of shares of Coursera Common Stock to be issued in the transaction (calculated as the Exchange Ratio multiplied by the number of fully diluted shares of Udemy Common Stock outstanding (calculated using the treasury stock method), as provided by the management of Udemy), with each of the above-referenced estimated future UFCFs and terminal value having also been adjusted for the degree of estimated dilution to current stockholders through the applicable period (approximately 3.0% annual dilution and 13.0% cumulative dilution through the applicable period) due to the estimated net effects of equity issuances and cancellations related to future equity compensation, based on estimates of future dilution provided by the management of Coursera.

Based on the calculations set forth above, this analysis implied a range of values for Coursera Common Stock on a pro forma basis of approximately $9.26 to $15.52 per share. This was compared to a range of values for Coursera Common Stock on a standalone basis of approximately $7.77 to $11.36 per share.
Miscellaneous
In connection with the review of the Merger by the Coursera Board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of Udemy, Coursera or the Combined Company. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Coursera. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness to Coursera, from a financial point of view, of the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement. These analyses do not purport to be appraisals or to reflect the price at which Udemy Common Stock or Coursera Common Stock might actually trade or otherwise be transferable at any time.
Qatalyst Partners’ opinion and its presentation to the Coursera Board was one of many factors considered by the Coursera Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Coursera Board with respect to the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement or of whether the Coursera Board would have been willing to agree to different consideration. The Exchange Ratio was determined through arm’s-length negotiations between Udemy and Coursera and was approved by the Coursera Board. Qatalyst Partners provided advice to Coursera during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to Coursera or that any specific consideration constituted the only appropriate consideration for the Merger.
Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions and may trade or otherwise effect transactions in debt or equity securities or loans of Udemy, Coursera or certain of their respective affiliates. During the two (2)-year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners or any of its affiliates, on the one hand, and Udemy, Coursera or Insight Partners and their majority-owned portfolio companies of which Qatalyst Partners is aware (collectively, the “Relevant Parties” and each individually, a “Relevant Party”), on the other hand, pursuant to which compensation was received by Qatalyst Partners or its affiliates, except (1) Qatalyst Partners has provided financial advisory services to Recorded Future, a then-majority-owned portfolio company of Insight Partners, for which Qatalyst Partners received an aggregate fee of approximately $42 million, (2) Qatalyst Partners has provided financial advisory services to a majority-owned portfolio company of Insight Partners for which Qatalyst Partners received a $75,000 financial advisory fee; and (3) Coursera has paid a $250,000 financial advisory fee to Qatalyst Partners in connection with its engagement of Qatalyst Partners and a $4.5 million fee to Qatalyst Partners for the delivery of its opinion. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Relevant Parties and/or their respective affiliates for which Qatalyst Partners would expect to receive compensation, and is currently acting as financial advisor to a majority-owned portfolio company of Insight Partners, and if a potential transaction involving such Relevant Party is consummated, Qatalyst Partners would expect to receive fees greater than the fees payable to Qatalyst Partners in connection with its engagement with Coursera.
Under the terms of its engagement letter, Qatalyst Partners provided Coursera with financial advisory services in connection with the Merger for which it will be paid an aggregate amount equal to $25 million, $250,000 of which was payable upon the execution of the engagement letter, $4.5 million of which was payable upon delivery of its opinion

(regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, the consummation of the Merger. Coursera has also agreed to reimburse Qatalyst Partners for certain of its expenses incurred in performing its services. Coursera has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and certain expenses related to or arising out of Qatalyst Partners’ engagement.
Recommendation of the Udemy Board and Reasons for the Merger
Recommendation of the Udemy Board
On December 16, 2025, the Udemy Board unanimously: (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Udemy and its stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; and (3) recommended that Udemy Stockholders vote in favor of adopting the Merger Agreement.
Accordingly, the Udemy Board unanimously recommends that you vote: (1) “FOR” the Udemy Merger Proposal; (2) “FOR” the Udemy Non-binding Executive Compensation Advisory Proposal; and (3) “FOR” the Udemy Adjournment Proposal.
Reasons for the Merger
As described in the section titled “—Background of the Merger,” in evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger, the Udemy Board held a number of meetings and consulted with Udemy management and Udemy’s outside legal and financial advisors. In reaching its decision to approve the Merger Agreement and to recommend that Udemy Stockholders vote to adopt the Merger Agreement, the Udemy Board considered a number of factors, including, but not limited to, the following (which are not necessarily presented in order of their relative importance to the Udemy Board), and concluded that entering into the Merger Agreement with Coursera was advisable and in the best interests of Udemy and the Udemy Stockholders.
•	Strategic Rationale of the Combination. The strategic and business rationale of the Merger. Among the potential benefits identified by the Udemy Board were:
•	The opportunity to combine two successful businesses with highly complementary Consumer and Enterprise segment strengths, product offerings and operational and go-to-market capabilities.
•
The ability of the Combined Company to establish a more diversified product offering and ecosystem of instructors, to deliver more engaging, personalized and dynamic learning experiences for customers.

•	The expectation that the Combined Company will be better positioned to deliver AI-driven product offerings and growth.
•
The importance of scale in the environments in which Udemy and Coursera operate, including the potential for the Merger to enhance the Combined Company’s ability to compete effectively with existing and new competitors in these environments and to make investments in product development, particularly in light of the growing and disruptive impact of AI in the education industry.

•
The expectation that the Combined Company could achieve operational efficiencies and synergies, as described in the section titled “— Management Assumed Synergies,” and that Udemy Stockholders will be able to participate in the benefits of such potential synergies as stockholders of the Combined Company.

•
The Udemy Board’s view, based on discussions with Udemy management and Coursera management, of the ability of Coursera management to successfully integrate and combine the respective businesses of Udemy and Coursera.

•
Discussions with Udemy management and Udemy’s advisors regarding Coursera’s business, operations, strategy and future prospects. In this regard, the Udemy Board considered the Combined Company’s financial condition as well as the growth and enhanced competitive positioning expected to result from the Merger.

•
Combined Company Stock Price. The belief that the common stock of the Combined Company could trade at prices reflecting a more attractive scale and multiple than Udemy Common Stock could on a standalone basis.

•
Financial Condition, Results of Operations and Prospects of Udemy; Risks of Execution. Udemy’s current, historical and projected financial condition, results of operations and business, as well as Udemy’s prospects and risks if it were to remain an independent company. In particular, the Udemy Board considered Udemy’s current long-term financial and operating plan as a standalone company (as reflected in the section titled “—Udemy Unaudited Prospective Financial Information”). The Udemy Board considered these plans and the potential opportunities that they presented against, among other things: (1) the risks and uncertainties associated with achieving and executing Udemy’s current long-term financial and operating plan as a standalone company in the short and long term; (2) the impact of market, customer and competitive trends on Udemy on a standalone basis; and (3) the general risks related to market conditions that could reduce the price of Udemy Common Stock. The Udemy Board considered, among other potential risks to the achievement of Udemy’s current long-term financial and operating plan as a standalone company, Udemy’s competitive positioning and prospects as an independent company, including Udemy’s size, as well as its financial resources, relative to those of its competitors, and new and evolving competitive threats, particularly in light of the growing and disruptive impact of AI in the education industry.

•
Value to Udemy Stockholders. The Udemy Board’s belief that the Exchange Ratio represented the highest and best value that Udemy could obtain from Coursera, taking into account the Udemy Board’s familiarity with the business, operations, prospects and general financial condition of Udemy and Coursera; the anticipated business, operations, prospects and general financial condition of the Combined Company; the relative trading prices of Udemy Common Stock and Coursera Common Stock; and prior negotiations. The Udemy Board further considered:

•
That the implied value of the consideration to be received by Udemy Stockholders in the Merger represented a 26% premium to the average closing prices of Udemy and Coursera over the last 30 trading days prior to the announcement of the Merger.

•
That the Exchange Ratio of 0.800 of a share of Coursera Common Stock for each share of Udemy Common Stock is fixed, which affords Udemy Stockholders the opportunity to benefit from any potential appreciation in the value of Coursera Common Stock.

•	That the Exchange Ratio was the result of extensive negotiation between the parties.
•
That Udemy Stockholders were expected to own approximately 41% of the issued and outstanding shares of Coursera Common Stock immediately following the Effective Time, and have the opportunity to participate in the expected synergies that could be achieved in the Merger, future earnings and growth of the Combined Company.

•
That the Merger is expected to be treated as a “reorganization” under Section 368(a) of the Code for U.S. federal income tax purposes, as more fully described in the section titled “Material U.S. Federal Income Tax Consequences of the Merger.”

•
Results of Strategic Review Process. The transaction with Coursera was the result of an extensive strategic review process overseen by the Udemy Board spanning 2024 and 2025. The Udemy Board considered that Udemy management and the Udemy financial advisors engaged in discussions with, aside from Coursera, eight potential counterparties in 2024 and eight additional potential counterparties in 2025 concerning their interest in an acquisition of Udemy. The Udemy Board considered the nature of the engagement by each of these potential counterparties, and determined that a transaction with other potential acquirors or partners were not likely to offer benefits to Udemy’s stockholders that were more attractive than the benefits expected from the Merger.

•
Potential Strategic Alternatives. The assessment of the Udemy Board that none of the alternatives to the Merger (including the possibility of continuing to operate Udemy as an independent company or pursuing a different transaction, and the desirability and perceived risks of those alternatives, as well as the potential benefits and risks to Udemy Stockholders of those alternatives and the timing and likelihood of effecting such alternatives) was reasonably likely to present superior opportunities for Udemy to create greater value for Udemy Stockholders, taking into account execution risks as well as business, competitive, financial, industry, legal, market and regulatory risks.

•
Opinion of Morgan Stanley. The opinion, dated December 16, 2025, of Morgan Stanley to the Udemy Board as to the fairness, from a financial point of view and as of such date, of the Exchange Ratio, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth in such opinion attached as Annex F to this joint proxy statement/prospectus and more fully described in the section titled “—Opinion of Morgan Stanley.”

•
Combined Company Board and Management. The Combined Company will be overseen by an experienced, majority-independent board composed of six directors from the Coursera Board and three directors from the Udemy Board and will be managed by an experienced team of executives drawn from the management of both Coursera and Udemy.

•
Terms of the Merger Agreement. The terms of the Merger Agreement, which were the product of arms’-length negotiations, and the belief of the Udemy Board that the Merger Agreement contained terms that provided Udemy with a high level of closing certainty. The factors considered included:

•	Udemy’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding acquisition proposals.
•	The Udemy Board’s ability, under certain circumstances, to withdraw or modify its recommendation that Udemy Stockholders vote in favor of the adoption of the Merger Agreement.
•	The limited conditions to Coursera’s obligation to consummate the Merger, making the Merger reasonably likely to be consummated.
•	The consummation of the Merger not being subject to a financing condition. In addition, Coursera does not require financing in order to complete the Merger.
•
The requirement that Udemy pay Coursera the $40.5 million Termination Fee in certain circumstances, and the Udemy Board’s belief that the Termination Fee was reasonable, consistent with similar fees payable in comparable transactions, and not preclusive of other Acquisition Proposals.

•
The limited circumstances in which the Coursera Board may terminate the Merger Agreement or change its recommendation that Coursera Stockholders approve the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal.

•	The requirement that Coursera pay Udemy the Termination Fee in certain circumstances.
•
Voting Agreements. The fact that, as a condition to Udemy’s willingness to enter into the Merger Agreement, certain Coursera Stockholders committed to vote or cause to be voted their shares of Coursera Common Stock in favor of the Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal, and certain Udemy Stockholders committed to vote or cause to be voted their shares of Udemy Common Stock in favor of Udemy Merger Proposal (as more fully described in the section titled “Other Agreements Related to the Merger”).

The Udemy Board also considered uncertainties and risks and other potentially negative factors related to the Merger, including the following:
•
Fixed Exchange Ratio. The Exchange Ratio under the Merger Agreement is fixed, meaning that Udemy Stockholders could be adversely affected, and the implied value of the Merger Consideration will decline, if there is a decline in the trading price of Coursera Common Stock.

•
Merger and Integration Risks. The Combined Company may not realize all of the anticipated strategic and other benefits of the Merger, including the possibility that the Combined Company financial performance may not meet Udemy’s expectations and that the expected synergies may not be realized or will cost more to achieve than anticipated. In this regard, the Udemy Board was aware of challenges inherent in completing the Merger and integrating the business, operations and workforce of Udemy and Coursera. The Udemy Board was aware that this process could take longer than expected and might ultimately be unsuccessful.

•
Effects of the Merger Announcement. The effects of the public announcement of the Merger, including the: (1) effects on Udemy’s employees, instructors, customers, operating results and potential effects on the stock price of Coursera and Udemy; (2) impact on Udemy’s ability to attract and retain key management and personnel; and (3) potential for litigation in connection with the Merger.

•
Receipt of Required Stockholder Votes. The possibility that Udemy Stockholders may not approve the adoption of the Merger Agreement at the Udemy Special Meeting or that Coursera Stockholders may not approve the Coursera Share Issuance Proposal or the Coursera Charter Amendment Proposal at the Coursera Special Meeting.

•
Coursera’s Ability to Consider Alternative Transactions. The risk related to Coursera’s right, subject to certain conditions, to respond to and negotiate with respect to certain Acquisition Proposals from third parties, and the related possibility that the Coursera Board might withdraw its recommendation in favor of the Coursera Share Issuance Proposal.

•
Restrictions on Udemy’s Ability to Consider Alternative Transactions or Terminate the Merger Agreement to Enter into an Alternative Transaction. The restrictions in the Merger Agreement on Udemy’s ability to solicit competing proposals (subject to certain exceptions to allow the Udemy Board to exercise its fiduciary duties and change its recommendation to Udemy Stockholders), the ability of Coursera to terminate the Merger Agreement if the Udemy Board changes its recommendation to Udemy Stockholders and Udemy’s inability to terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal (as defined in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Definition of Superior Proposal”).

•
Termination Fee Payable by Udemy. The requirement that Udemy pay Coursera the Termination Fee under certain circumstances following termination of the Merger Agreement. In this regard, the Udemy Board considered the potentially discouraging impact that the Termination Fee could have on a third party’s interest in making a competing proposal to acquire Udemy.

•
Risk Associated with Failure to Consummate the Merger. The possibility that the Merger might not be consummated, and if it is not consummated, that: (1) Udemy’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work on behalf of Udemy during the pendency of the Merger; (2) Udemy will have incurred significant transaction and other costs; (3) Udemy’s continuing business relationships with customers, business partners and employees may be adversely affected; (4) the trading price of Udemy Common Stock could be adversely affected; (5) the Termination Fee of $40.5 million payable by Coursera to Udemy will not be available in all instances in which the Merger Agreement is terminated and such Termination Fee may not be sufficient to compensate Udemy for the damage suffered by its business as a result of the pendency of the Merger or of the strategic initiatives forgone by Udemy during this period; (6) the other contractual and legal remedies available to Udemy in the event of the termination of the Merger Agreement may be insufficient, costly to pursue or both; and (7) the failure of the Merger to be consummated could result in an adverse perception among customers, potential customers, employees and investors about Udemy’s prospects.

•
Impact of Interim Restrictions on Udemy’s Business Pending the Completion of the Merger. The restrictions on the conduct of Udemy’s business prior to the consummation of the Merger, which may delay or prevent Udemy from undertaking strategic initiatives before the completion of the Merger that, absent the Merger Agreement, Udemy might have pursued.

•	No Appraisal Rights. The lack of appraisal rights for Udemy Stockholders in connection with the Merger.
•	Public Benefit Corporation. The risks and uncertainties inherent in Udemy Stockholders receiving shares of stock in a public benefit corporation upon the completion of the Merger.
This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the Udemy Board in its consideration of the Merger. After considering these and other factors, the Udemy Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks. In the light of the variety of factors considered by the Udemy Board and the complexity of these factors, the Udemy Board did not find it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the factors that it considered in reaching its determination and recommendations. Moreover, each member of the Udemy Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The Udemy Board approved the Merger Agreement and the Merger, and recommended that Udemy Stockholders adopt the Merger Agreement, based upon the totality of the information presented to, and considered by, the Udemy Board.

In considering the recommendation of the Udemy Board that the Udemy Stockholders vote in favor of the Udemy Merger Proposal, Udemy Stockholders should be aware that the directors and executive officers of Udemy may have certain interests in the Merger that may be different from, or in addition to, the interests of Udemy Stockholders generally. The Udemy Board was aware of these interests and considered them when approving the Merger Agreement and recommending that Udemy Stockholders vote in favor of the Udemy Merger Proposal, which are described in the section titled “—Interests of Udemy Directors and Executive Officers in the Merger.”
The foregoing discussion of the information and factors considered by the Udemy Board in approving the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of Morgan Stanley
Udemy engaged Morgan Stanley to act as financial advisor to the Udemy Board in connection with the proposed Merger between Udemy and Coursera. The Udemy Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, as well as its knowledge of Udemy’s business and the industry in which it operates. At the meeting of the Udemy Board on December 16, 2025, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to Udemy Stockholders (other than holders of the Cancelled Shares).
The full text of the written opinion of Morgan Stanley, dated as of December 16, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex F. You are encouraged to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion was rendered for the benefit of the Udemy Board, in its capacity as such, and addressed only the fairness from a financial point of view of the Exchange Ratio pursuant to the Merger Agreement to Udemy Stockholders (other than holders of the Cancelled Shares) as of the date of the opinion. The opinion was addressed to, and rendered for the benefit of, the Udemy Board and was not intended to, and does not, constitute advice or a recommendation to any Coursera Stockholder or Udemy Stockholder as to how to vote or act on any matter with respect to the Merger or related transactions or any other action with respect to the transactions contemplated by the Merger Agreement, including the Merger.
In connection with rendering its opinion, Morgan Stanley, among other things:
•	reviewed certain publicly available financial statements and other business and financial information of Udemy and Coursera, respectively;
•	reviewed certain internal financial statements and other financial and operating data concerning Udemy and Coursera, respectively;
•
reviewed certain financial projections prepared by the managements of Udemy and Coursera, respectively, including certain adjustments to the financial projections of Coursera and certain extrapolations to those of Udemy and Coursera, in each case prepared at the direction of the management of Udemy;

•
reviewed and discussed with the management of Udemy certain publicly available Wall Street research containing financial projections relating to Udemy and Coursera that are generally reflective of consensus estimates;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of Udemy and Coursera;
•
discussed the past and current operations and financial condition and the prospects of Udemy and Coursera, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Udemy;

•	reviewed the pro forma impact of the Merger on Coursera’s revenues, EBITDA and cash flow, consolidated capitalization and certain financial ratios;
•	reviewed the reported prices and trading activity through December 15, 2025 for Udemy Common Stock and Coursera Common Stock;

•
compared the financial performance of Udemy and Coursera and the prices and the trading multiples of Udemy Common Stock and Coursera Common Stock with that of certain other publicly traded companies comparable with Udemy and Coursera, respectively;

•	reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;
•	participated in certain discussions and negotiations among representatives of Udemy and Coursera and their financial advisors;
•	reviewed the Merger Agreement and certain related documents; and
•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.
In arriving at its opinion, Morgan Stanley has assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Udemy and Coursera and formed a substantial basis for its opinion. With respect to the financial projections, as well as certain adjustments to the financial projections of Coursera and certain extrapolations to those of Udemy and Coursera, in each case prepared at the direction of Udemy, and information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Udemy and Coursera of the future financial performance of Udemy and Coursera, respectively. In addition, Morgan Stanley has assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions relevant to its analysis, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Code, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley has assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and has at Udemy’s direction relied upon, without independent verification, the assessment of Udemy and Coursera and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Exchange Ratio. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Udemy or Coursera, nor has Morgan Stanley been furnished with any such valuations or appraisals. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of Morgan Stanley’s opinion.
Events occurring after the date of Morgan Stanley’s opinion may affect its opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.
Summary of Financial Analyses
The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion dated December 16, 2025. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis (such as determining the median) is not in itself a meaningful method of using the data referred to below.
In performing the financial analyses summarized below and in arriving at its opinion, with the approval of the Udemy Board, Morgan Stanley utilized and relied upon certain financial projections provided by or prepared at the direction of Udemy management, consisting of unaudited internal financial forecasts and estimates for calendar years 2025 through 2029 with respect to the future financial performance of Udemy as a standalone company prepared by Udemy management (which are referred to below as the “Udemy Standalone Projections”), extrapolations of the Udemy Standalone Projections for calendar years 2030 through 2035 (which are referred to below as the “Udemy

Standalone Extrapolations”), certain adjustments and extrapolations to the Coursera standalone projections Udemy management judged to be appropriate (which are referred to below as the “Udemy-Adjusted Coursera Standalone Projections” and, together with the Udemy Standalone Projections and the Udemy Standalone Extrapolations, are referred to for purposes of this section of the joint proxy statement/prospectus only collectively as the “Financial Projections”). For further information regarding the Financial Projections, see the sections titled “—Coursera Unaudited Prospective Financial Information” and “—Udemy Unaudited Prospective Financial Information.”
Relative Public Trading Multiples Analysis
Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for each of Udemy and Coursera with publicly available consensus equity analyst research estimates for selected companies in the digital education industry identified by Morgan Stanley that share similar business characteristics and have certain comparable operating characteristics, including, among other things, service offerings, revenue growth rates, EBITDA margin and/or other similar operating characteristics (which are referred to for purposes of this section of the joint proxy statement/prospectus only as the “comparable companies”). These companies were the following:
•	American Public Education, Inc.;
•	FranklinCovey Co.;
•	Strategic Education, Inc.;
•	Perdoceo Education Corporation;
•	Docebo Inc.;
•	Skillsoft Corp.; and
•	University of Phoenix.
In the case of applying the analysis to Udemy, Coursera was also included in the group of comparable companies. In the case of applying the analysis to Coursera, Udemy was also included in the group of comparable companies.
For purposes of this analysis, Morgan Stanley determined the aggregate value (calculated as fully diluted equity value (determined using the treasury stock method), plus principal value of total debt less cash, cash equivalents and marketable securities (which are referred to for purposes of this section of the joint proxy statement/prospectus only as “AV”)) for each comparable company, and utilized consensus estimates of 2026 and 2027 revenue for each comparable company published by equity research analysts and available as of December 15, 2025, compiled by Capital IQ and Refinitiv, and calculated the ratio of AV to consensus estimates of 2026 and 2027 revenue for each comparable company published by equity research analysts and available as of December 15, 2025, compiled by Capital IQ and Refinitiv (which are referred to for purposes of this section of the joint proxy statement/prospectus only as “AV/Revenue”). Based on the results of these calculations and the application of its professional judgment and experience after comparing certain financial estimates for each of Udemy and Coursera with comparable publicly available consensus equity analyst research estimates for the comparable companies, Morgan Stanley applied a range of AV/Revenue multiples of 0.6x–1.1x to Udemy’s 2026 projected revenue and 0.5x–1.0x to Udemy’s 2027 projected revenue as set forth in the Udemy Standalone Projections and, separately, based on the mean of Wall Street research estimates for Udemy (the “Udemy Street Case”), and applied a range of AV/Revenue multiples of 0.6x–1.5x to Coursera’s 2026 projected revenue and 0.5x–1.5x to Coursera’s 2027 projected revenue as set forth in the Udemy-Adjusted Coursera Standalone Projections, and, separately, based on the mean of Wall Street research estimates for Coursera (the “Coursera Street Case” and, together with the Udemy Street Case, the “Street Cases”). Morgan Stanley then added cash and cash equivalents and divided the resulting values for Udemy and Coursera to determine implied equity values and divided those equity values by the outstanding shares of Udemy and Coursera Common Stock, respectively, on a fully diluted basis (determined using the treasury stock method) as of December 15, 2025, as provided by Udemy and Coursera management, to derive implied per share value ranges for Udemy Common Stock and Coursera Common Stock. Morgan Stanley then derived the following implied exchange ratio reference ranges by comparing these price ranges for each of Udemy and Coursera.

Relative Public Trading Multiple Analysis	Implied Transaction Exchange Ratio Range	Udemy Implied Ownership
AV / Revenue – (2026) (Street Cases)	0.485x–1.102x	30%–49%
AV / Revenue – (2026) (management projections)	0.487x–1.110x	30%–49%
AV / Revenue – (2027) (Street Cases)	0.435x–1.117x	27%–49%
AV / Revenue – (2027) (management projections)	0.449x–1.173x	28%–50%

Morgan Stanley noted that the Exchange Ratio in the Merger is 0.800x, and that Udemy Stockholders’ implied ownership in the Combined Company based on the Exchange Ratio is 41%.
No company utilized in the public trading multiples analysis is identical to Udemy or Coursera. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Udemy’s control. These include, among other things, the impact of competition on Udemy’s and Coursera’s respective businesses and their industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Udemy, Coursera and their industry, and in the financial markets in general.
Discounted Equity Valuation
Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value for such company’s potential future equity value.
In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share on a standalone basis for each of Udemy and Coursera. To calculate the discounted equity value for Coursera, Morgan Stanley utilized estimated 2029 revenue set forth in the Udemy-Adjusted Coursera Standalone Projections and, separately, based on the Coursera Street Case. To calculate the discounted equity value for Udemy, Morgan Stanley utilized estimated 2029 revenue set forth in the Udemy Standalone Projections and, separately, based on the Udemy Street Case. Based on its professional judgment and experience after reviewing and comparing certain financial estimates for each of Udemy and Coursera with comparable publicly available consensus equity analyst research estimates for the selected comparable companies described in “—Relative Public Trading Multiples Analysis,” Morgan Stanley applied a range of multiples of 0.6x–1.5x, in the case of Coursera, and 0.6x–1.1x, in the case of Udemy, to these estimates of 2029 revenue to derive a range of future AV, added estimated net cash to derive a future equity value, and divided that equity value by an estimate of each company’s future fully diluted shares outstanding (determined using the treasury stock method) to derive a range of estimated future share prices. Morgan Stanley then applied a discount rate of 10.4%, in the case of Coursera, and 12.4%, in the case of Udemy, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect a weighted average cost of capital calculation for Udemy and Coursera, respectively, to derive a range of present discounted share prices for Udemy of $4.50–$6.32 per share based upon the Udemy Street Case and $5.60–$7.97 per share based on the Udemy Standalone Projections, and for Coursera of $6.06–$9.01 per share per share based on the Coursera Street Case and $6.00–$9.34 per share based on the Udemy-Adjusted Coursera Standalone Projections.
Morgan Stanley calculated the high end of the implied exchange ratio range by dividing the highest per share price for Udemy resulting from the application of the relevant multiples described above by the lowest per share price for Coursera resulting from the application of the relevant multiples described above. Morgan Stanley calculated the low end of the implied exchange ratio range by dividing the lowest per share price for Udemy resulting from the application of the relevant multiples described above by the highest per share price for Coursera resulting from the application of the relevant multiples described above. Based on the foregoing, Morgan Stanley calculated the following implied exchange ratio reference ranges:

Relative Discounted Equity Value Analysis	Implied Transaction Exchange Ratio Range	Udemy Implied Ownership
Udemy Street Case (2029 revenue) and Coursera Street Case (2029 revenue)	0.499x–1.044x	30%–48%
Udemy Standalone Projections (2029 revenue) and Udemy-Adjusted Coursera Standalone Projections (2029 revenue)	0.600x–1.327x	34%–54%

Morgan Stanley noted that the Exchange Ratio in the Merger is 0.800x, and that Udemy Stockholders’ implied ownership in the Combined Company based on the Exchange Ratio is 41%.
Relative Discounted Cash Flow Analysis
Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley calculated the estimated present value of the standalone unlevered free cash flows that Udemy and Coursera were estimated to generate from 2025 through 2035, based on the Udemy Standalone Projections, the Udemy Standalone Extrapolations and the Udemy-Adjusted Coursera Standalone Projections.
Morgan Stanley then estimated the terminal values of both Udemy and Coursera at the end of the forecast period by using perpetual growth rates ranging from 2.0% to 4.0%, which perpetual growth rates were selected upon the application of Morgan Stanley’s professional judgment and experience. The cash flows and terminal values were then discounted to present value using discount rates ranging from 11.4% to 13.4% in the case of Udemy and 9.4% to 11.4% in the case of Coursera, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect a weighted average cost of capital calculation for Udemy and Coursera, respectively. The resulting present values were then adjusted for net cash and further adjusted for the net present value of net operating losses and tax assets. This analysis resulted in an implied per share equity value reference range for Udemy Common Stock of $12.82 to $17.70 and an implied per share equity value reference range for Coursera Common Stock of $11.71 to $17.77. Based on these per share reference ranges, Morgan Stanley calculated an implied exchange ratio reference range of 0.721x–1.511x, and an implied ownership range for Udemy Stockholders of 39%–57%.
Morgan Stanley noted that the Exchange Ratio in the Merger is 0.800x, and that Udemy Stockholders’ implied ownership in the Combined Company based on the Exchange Ratio is 41%.
Other Information
Morgan Stanley observed additional factors that were not considered part of Morgan Stanley’s financial analysis with respect to its opinion, but which were noted as reference data for the Udemy Board, including the following information described below under “—Precedent Premia Analysis,” “—Relative Equity Research Analysts’ Future Price Targets” and “—Relative Historical Trading Range.”
Precedent Premia Analysis
Morgan Stanley reviewed, based on publicly available information, the premiums paid in selected acquisition transactions in the United States.
Morgan Stanley considered premiums paid in transactions since 2004 in which the consideration was at least 90% stock, which had an equity value of $1.0 billion or more and in which the acquiring company stockholders retained ownership of between 40% and 45% in the Combined Company.
Based on this analysis and its professional judgment, Morgan Stanley selected reference premium ranges of 0% to 20% to apply to Udemy’s closing stock price on December 15, 2025.
Morgan Stanley then calculated the exchange ratio implied by dividing the reference ranges for a share of Udemy Common Stock derived from the precedent premia analyses by the closing price for Coursera Common Stock on December 15, 2025. The analyses indicated an implied exchange ratio range of 0.671x–0.806x.
No company or transaction utilized as a comparison in the analysis of selected precedent premia transactions is identical to Udemy or Coursera, or directly comparable to the Merger in business mix, timing and size or other metrics. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences between the Merger and the other transactions, Udemy and Coursera and other factors.
Relative Equity Research Analysts’ Future Price Targets
Morgan Stanley reviewed future public market trading price targets for Coursera Common Stock and Udemy Common Stock prepared and published by equity research analysts prior to December 15, 2025. These forward targets reflected each analyst’s estimate of the future public market trading price of Coursera Common Stock and Udemy Common Stock. Morgan Stanley then discounted such 12-month future market trading price estimates by a discount rate of 10.4%, in the case of Coursera, and 12.4%, in the case of Udemy, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect a weighted average cost of capital calculation for Udemy and Coursera, respectively.

The indicative undiscounted value range of the research analysts’ price targets was $8.00 to $12.00, in the case of Udemy, and $9.00 to $15.00, in the case of Coursera. Based on the foregoing undiscounted value ranges, Morgan Stanley calculated an implied exchange ratio reference range of 0.533x to 1.333x.
The indicative discounted value range of the research analysts’ price targets was $7.12 to $10.68, in the case of Udemy, and $8.15 to $13.58, in the case of Coursera. Based on the foregoing discounted value ranges, Morgan Stanley calculated an implied exchange ratio reference range of 0.524x to 1.310x.
The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Coursera Common Stock or Udemy Common Stock, as applicable, and these estimates are subject to uncertainties, including the future financial performance of Coursera and Udemy, and future financial market conditions.
Relative Historical Trading Range
Morgan Stanley reviewed the range of the ratio of closing prices of Udemy Common Stock divided by the corresponding closing prices of Coursera Common Stock over various periods ended on December 15, 2025. For each of the periods reviewed, Morgan Stanley observed the relevant range of low and high exchange ratios.

Period Ending December 15, 2025	Implied Transaction Exchange Ratio Range
Last 30 Trading Day Trading Range	0.606x–0.682x
Last 90 Day Trading Range	0.570x–0.755x
52-Week Trading Range	0.570x–1.303x

General
In connection with the review of the Merger by the Udemy Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Coursera or Udemy. In performing its analyses, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of Coursera or Udemy. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Exchange Ratio pursuant to the Merger Agreement to Udemy and in connection with the delivery of its opinion, dated December 16, 2025, to the Udemy Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Coursera Common Stock or Udemy Common Stock might actually trade.
The Exchange Ratio was determined by Udemy and Coursera through arm’s-length negotiations between Udemy and Coursera and was approved by the Udemy Board. Morgan Stanley provided advice to the Udemy Board during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to Udemy or the Udemy Board or recommend that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger.
Morgan Stanley’s opinion and its presentation to the Udemy Board was one of many factors taken into consideration by the Udemy Board in deciding to approve the Merger Agreement and approve the transactions contemplated thereby, including the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Udemy Board with respect to the Exchange Ratio pursuant to the Merger Agreement or whether the Udemy Board would have been willing to agree to a different exchange ratio. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.
Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any Udemy Stockholder or Coursera Stockholder as to how to vote or act on any matter with respect to the Merger or related transactions or any other action with respect to the transactions contemplated by the Merger Agreement. Morgan Stanley’s opinion did not address any other aspect of the Merger or related transactions, including the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, the prices at which shares of Udemy Common Stock or Coursera Common Stock would trade at any time in the future, or any compensation or compensation agreements arising from (or relating to) the Merger which benefit any officer, director or employee of any party to the Merger, or any class of such persons.
The Udemy Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of Udemy, Coursera or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument.
Under the terms of its engagement letter, Morgan Stanley provided Udemy with financial advisory services and a financial opinion in connection with the Merger, described in this section and attached to this statement as Annex F, and Udemy has agreed to pay Morgan Stanley a fee of approximately $20 million for its services, $19 million of which is contingent upon the Closing and $1.0 million of which became payable upon the delivery by Morgan Stanley of the financial opinion described in this paragraph. Udemy has also agreed to reimburse Morgan Stanley for certain expenses, including reasonable fees of outside counsel, incurred in connection with its engagement. In addition, Udemy has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have received aggregate fees of less than $1.0 million for financing services provided to Udemy, no fees from financial advisory services provided to Udemy, and no fees from Coursera for financial advisory or financing services. Moreover, as of the date of its opinion, Morgan Stanley or an affiliate thereof is a lender to Udemy with respect to a revolving credit facility. Morgan Stanley may also seek to provide financial advisory and financing services to Udemy and Coursera and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
Coursera Unaudited Prospective Financial Information
Other than in connection with its regular earnings press releases and related investor materials, Coursera does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, earnings or other results due to, among other things, the inherent difficulty of accurately predicting future periods and the possibility that the underlying assumptions and estimates may prove incorrect. However, Coursera management regularly prepares and reviews with the Coursera Board projections as to its future financial performance for internal use. As part of this, in connection with its strategic planning process and evaluation of the Merger and at the direction of the Coursera Board, Coursera management prepared certain unaudited internal financial forecasts and estimates for calendar years 2025 through 2030 with respect to the future financial performance of Coursera as a standalone company (the “Coursera Standalone Projections”). In addition, in connection with the evaluation of the Merger, Coursera also received from Udemy certain portions of the Udemy Standalone Projections (as defined below), and Coursera management applied certain adjustments to such portions of the Udemy Standalone Projections it judged to be appropriate (the “Coursera-Adjusted Udemy Standalone Projections”). In connection with the evaluation of the Merger, Coursera management also prepared certain unaudited internal financial forecasts and estimates for calendar years 2025 through 2030 with respect to the future financial performance of the Combined Company (the “Coursera Combined Company Projections”) based on the Coursera Standalone Projections, the Coursera-Adjusted Udemy Standalone Projections and the Management Assumed Synergies described below. The Coursera Standalone Projections, the Coursera-Adjusted Udemy Standalone Projections, the Coursera Combined Company Projections and the Management Assumed Synergies are referred to, collectively, as the “Coursera Unaudited Prospective Financial Information.” The Coursera Unaudited Prospective Financial Information was provided to the Coursera Board for the purposes of evaluating the Merger, and was also provided to Qatalyst Partners for use in connection with its opinion to the Coursera Board and related financial analyses, as described further in the section titled “—Opinion of Qatalyst Partners” in this joint proxy statement/prospectus. In addition, at the direction of the Coursera Board, certain portions of the Coursera Standalone Projections for calendar years 2025 through 2028 were provided by Coursera to Udemy and its financial advisor, Morgan Stanley, in connection with their evaluation of the Merger. The Coursera-Adjusted Udemy Standalone Projections and the Coursera Combined Company Projections were not provided to Udemy, Morgan Stanley or any of their respective representatives. The inclusion of the Coursera Unaudited Prospective Financial Information should not be regarded as an indication that any of Coursera, Udemy, Qatalyst Partners, Morgan Stanley or any of their respective affiliates, officers, directors, advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and the summaries set forth below should not be relied on as such. For more information on the preparation and use of the Coursera Unaudited Prospective Financial Information, see the section of this joint proxy statement/prospectus titled “—Background of the Merger.”
The Coursera Unaudited Prospective Financial Information includes non-GAAP financial measures. The SEC rules, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures if the disclosure is included in a document related to a proposed business combination like this joint proxy statement/prospectus. Please see the tables below for a description of how non-GAAP financial measures are defined. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Coursera or Udemy may not be comparable to similarly titled measures used by other companies.
This Coursera Unaudited Prospective Financial Information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the Coursera Unaudited Prospective Financial Information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Coursera, Udemy or the Combined Company, including risks and factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The ability to achieve the performance contemplated by the Coursera Unaudited Prospective Financial Information depends on, in part, whether or not strategic goals, objectives, and targets are reached over the applicable period. The Coursera Unaudited Prospective Financial Information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment (including with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions), and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. None of Coursera, Udemy or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that the Coursera Unaudited Prospective Financial Information or the underlying estimates or assumptions will be realized. In addition, since the Coursera Unaudited Prospective Financial Information covers multiple years, such information by its nature becomes less predictive with each successive year. Modeling and forecasting the future performance of a company is a highly speculative endeavor. Since the Coursera Unaudited Prospective Financial Information covers a long period of time, the Coursera Unaudited Prospective Financial Information by its nature is unlikely to anticipate each circumstance that will have an effect on Coursera and Udemy. Actual results may differ materially and adversely from those set forth below, and important factors that may affect actual results and cause the Coursera Unaudited Prospective Financial Information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions, and other matters described in the section titled “Risk Factors,” all of which are difficult or impossible to predict accurately and many of which are beyond Coursera’s and Udemy’s respective control. Please also see the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”
The Coursera Unaudited Prospective Financial Information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Coursera Unaudited Prospective Financial Information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, management of Coursera. Neither Coursera’s independent auditors, Deloitte & Touche LLP, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the accompanying Coursera Unaudited Prospective Financial Information.
Furthermore, the Coursera Unaudited Prospective Financial Information was based on assumptions Coursera management considered to be reasonable based on facts known at the time it was prepared and does not take into account any circumstances or events occurring after the date it was prepared. There can be no assurance that, had the

Coursera Unaudited Prospective Financial Information been prepared as of the date of the Merger Agreement, the date of this joint proxy statement/prospectus or the date of the Coursera Special Meeting or the Udemy Special Meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Coursera does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Coursera Unaudited Prospective Financial Information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate or incorrect, including with respect to the accounting treatment of the Merger under GAAP, or to reflect changes in general economic or industry conditions or actual results of Coursera, Udemy or the Combined Company. The Coursera Standalone Projections and the Coursera-Adjusted Udemy Standalone Projections were prepared treating Coursera and Udemy, respectively, as separate companies, without giving effect to the Merger, including any impact of the negotiation or execution of the Merger, the expenses that may be incurred in connection with the Merger or the consummation thereof and the potential synergies that may be achieved by the Combined Company as a result of the Merger. The Coursera Unaudited Prospective Financial Information does not take into account all the possible financial and other effects on Coursera, Udemy or the Combined Company of the Merger, the effect on Coursera, Udemy or the Combined Company of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions, which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the Merger. Further, the Coursera Unaudited Prospective Financial Information does not take into account the effect on Coursera or Udemy of any possible failure of the Merger to occur. None of Coursera, Udemy or any of their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make, any representation to any Coursera Stockholder or Udemy Stockholder or other person regarding Coursera’s or Udemy’s ultimate performance compared to the information contained in the Coursera Unaudited Prospective Financial Information or that the forecasted results, or any portion thereof, will be achieved. The inclusion of the Coursera Unaudited Prospective Financial Information herein should not be deemed an admission or representation by Coursera, its advisors, or any other person that it is viewed as material information of Coursera or Udemy, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summaries of the Coursera Unaudited Prospective Financial Information are not being included in this joint proxy statement/prospectus to influence any decision whether to vote in favor of the Coursera Proposals, the Udemy Proposals, or any other proposal to be considered at the special meetings or with respect to any other investment decision or other purpose, but is being provided solely because it was made available to the Coursera Board, Udemy, Qatalyst Partners and Morgan Stanley, as applicable, in connection with the Merger.
In light of the foregoing, and considering that the special meetings will be held several months after the Coursera Unaudited Prospective Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Coursera Stockholders and Udemy Stockholders are cautioned not to place undue reliance on such information, and Coursera urges all Coursera Stockholders and Udemy Stockholders to review Coursera’s most recent SEC filings for a description of Coursera’s reported financial results and Udemy’s most recent SEC filings for a description of Udemy’s reported financial results. Please see the section titled “Where You Can Find More Information.”
Coursera Standalone Projections
The following table summarizes the Coursera Standalone Projections. Coursera management prepared the Coursera Standalone Projections in connection with the evaluation of the Merger and based solely on the information available to Coursera’s management prior to the execution of the Merger Agreement. For reference, the first 10 months of actual results of Coursera were included in the Coursera Standalone Projections.

Dollars in millions, for the fiscal years ended(1)	CY25E	CY26E	CY27E	CY28E	CY29E	CY30E
Revenue	$757	$806	$892	$997	$1,097	$1,196
Adjusted EBITDA(2)	$61	$75	$102	$129	$148	$167
Unlevered Free Cash Flow(3)	$61	$46	$68	$97	$108	$123

(1)	All figures other than Revenue are non-GAAP.
(2)
Adjusted EBITDA is defined as GAAP net income (loss) excluding: (1) depreciation and amortization; (2) interest income, net; (3) income tax expense; (4) other (income) expense, net; (5) stock-based compensation expense; (6) payroll tax expense related to stock-based compensation; (7) M&A-related transaction costs; (8) costs and settlement (gains) losses related to significant and non-recurring legal and regulatory matters, net of insurance recoveries; and (9) restructuring-related charges.

(3)
Unlevered Free Cash Flow is calculated as Adjusted EBITDA, subtracting cash taxes, capital expenditures (including capitalized software and purchases of content assets) and changes in working capital. Unlevered Free Cash Flow reflects federal tax savings from Coursera’s estimated net operating losses. Excluding the impact of net operating losses, Unlevered Free Cash Flow for calendar year 2030 would be $117 million.

Coursera-Adjusted Udemy Standalone Projections
The following table summarizes the Coursera-Adjusted Udemy Standalone Projections. Coursera management prepared the Coursera-Adjusted Udemy Standalone Projections based, in part, on portions of the Udemy Standalone Projections provided by Udemy to Coursera in connection with the evaluation of the Merger, and based solely on the information available to Coursera’s management prior to the execution of the Merger Agreement. For more information regarding the Udemy Standalone Projections, see the section titled “—Udemy Unaudited Prospective Financial Information.” Coursera management made various estimates and assumptions when applying adjustments to the Udemy Standalone Projections to prepare the Coursera-Adjusted Udemy Standalone Projections, including: (1) Coursera’s independent estimates for the speed of the transition for consumer revenue towards subscription revenue and the outlook for greenshoot revenue streams, (2) Coursera’s independent estimates for sales workforce additions, quota increases, attainment and retention with respect to Udemy’s enterprise business, (3) Coursera’s independent estimates of Udemy’s operating expense growth and (4) that Udemy would fully utilize its net operating losses by calendar year 2028. For reference, the first 10 months of actual results of Udemy were included in the Coursera-Adjusted Udemy Standalone Projections.

Dollars in millions, for the fiscal years ended(1)	CY25E	CY26E	CY27E	CY28E	CY29E	CY30E
Revenue	$790	$810	$859	$924	$1,003	$1,090
Adjusted EBITDA(2)	$94	$94	$111	$141	$172	$209
Unlevered Free Cash Flow(3)	$59	$93	$93	$121	$147	$171

(1)	All figures other than Revenue are non-GAAP.
(2)
Adjusted EBITDA is defined as GAAP net income (loss) excluding: (1) interest income; (2) interest expense; (3) provision for income taxes; (4) depreciation and amortization; (5) other income (expense), net, including gains and losses from the remeasurement of foreign currency assets and liabilities into their functional currency; (6) stock-based compensation expense; and (7) restructuring charges.

(3)	Unlevered Free Cash Flow is calculated as Adjusted EBITDA, subtracting cash taxes, capital expenditures (including capitalized software and purchases of content assets) and changes in working capital.
Coursera Combined Company Projections
The following table presents a summary of the Coursera Combined Company Projections. Coursera management prepared the Coursera Combined Company Projections as pro forma prospective financial information for the Combined Company, taking into account the Merger, based on the Coursera Standalone Projections, the Coursera-Adjusted Udemy Standalone Projections and the Management Assumed Synergies and assuming the Merger had been completed effective September 30, 2026. For reference, the first 10 months of actual results of each of Coursera and Udemy were included in the Coursera Combined Company Projections.

Dollars in millions, for the fiscal years ended(1)	CY25E	CY26E	CY27E	CY28E	CY29E	CY30E
Revenue	$1,547	$1,616	$1,736	$1,887	$2,066	$2,251
Adjusted EBITDA(2)	$155	$170	$298	$384	$434	$490
Unlevered Free Cash Flow(3)	$119	$100	$175	$336	$364	$407

(1)	All figures other than Revenue are non-GAAP.
(2)
Adjusted EBITDA is defined as GAAP net income (loss) excluding: (1) depreciation and amortization; (2) interest income, net; (3) income tax expense; (4) other (income) expense, net; (5) stock-based compensation expense; (6) payroll tax expense related to stock-based compensation; (7) M&A-related transaction costs; (8) costs and settlement (gains) losses related to significant and non-recurring legal and regulatory matters, net of insurance recoveries; and (9) restructuring-related charges. Adjusted EBITDA (as shown in the table above) includes the impact of the Management Assumed Synergies.

(3)
Unlevered Free Cash Flow is calculated as Adjusted EBITDA, subtracting cash taxes, capital expenditures (including capitalized software and purchases of content assets), changes in working capital and certain projected one-time costs of achieving the Management Assumed Synergies. Unlevered Free Cash Flow reflects federal tax savings from Coursera’s estimated net operating losses. Excluding the impact of net operating losses, Unlevered Free Cash Flow for calendar year 2030 would be $395 million.

Udemy Unaudited Prospective Financial Information
Other than in connection with its regular earnings press releases and related investor materials, Udemy does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, earnings, or other results due to, among other things, the inherent difficulty of accurately predicting future periods and the possibility that the underlying assumptions and estimates may prove incorrect. However, Udemy management regularly prepares and reviews with the Udemy Board projections as to its future financial performance for internal use. As part of this, in connection with its strategic planning process and evaluation of the Merger and at the direction of the Udemy Board, Udemy management prepared certain unaudited internal financial forecasts and estimates for calendar years 2025 through 2029 with respect to the future financial performance of Udemy as a standalone company (the “Udemy Standalone Projections”), and reviewed and approved extrapolations of the Udemy Standalone Projections for calendar years 2030 through 2035 (the “Udemy Standalone Extrapolations”). In addition, in connection with the evaluation of the Merger, Udemy also received from Coursera certain portions of the Coursera Standalone Projections for calendar years 2025 through 2028. Udemy management applied certain adjustments to such portions of the Coursera Standalone Projections that Udemy management judged to be appropriate and also reviewed and approved extrapolations for calendar years 2029 through 2035 thereto (collectively, the “Udemy-Adjusted Coursera Standalone Projections”). The Udemy Standalone Projections, the Udemy Standalone Extrapolations, the Udemy-Adjusted Coursera Standalone Projections and the Management Assumed Synergies described below are referred to, collectively, as the “Udemy Unaudited Prospective Financial Information.” The Udemy Unaudited Prospective Financial Information, as well as the portions of the Coursera Standalone Projections provided to Udemy, were provided to the Udemy Board for the purposes of evaluating the Merger and, at the direction of the Udemy Board, were also provided to Morgan Stanley for use in connection with its opinion to the Udemy Board and related financial analyses, as described further in the section titled “—Opinion of Morgan Stanley” in this joint proxy statement/prospectus. In addition, at the direction of the Udemy Board, certain portions of the Udemy Standalone Projections were provided by Udemy to Coursera and its financial advisor, Qatalyst Partners, in connection with their evaluation of the Merger. The Udemy-Adjusted Coursera Standalone Projections were not provided to Coursera, Qatalyst Partners or any of their respective representatives. The inclusion of the Udemy Unaudited Prospective Financial Information should not be regarded as an indication that any of Udemy, Coursera, Morgan Stanley, Qatalyst Partners or any of their respective affiliates, officers, directors, advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and the summaries set forth below should not be relied on as such. For more information on the preparation and use of the Udemy Unaudited Prospective Financial Information, see the section of this joint proxy statement/prospectus titled “—Background of the Merger.”
The Udemy Unaudited Prospective Financial Information includes non-GAAP financial measures. The SEC rules, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures if the disclosure is included in a document related to a proposed business combination like this joint proxy statement/prospectus. Please see the tables below for a description of how non-GAAP financial measures are defined. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Udemy or Coursera may not be comparable to similarly titled measures used by other companies.
This Udemy Unaudited Prospective Financial Information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the Udemy Unaudited Prospective Financial Information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Udemy, Coursera or the Combined Company, including risks and factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The ability to achieve the performance contemplated by the Udemy Unaudited Prospective Financial Information depends on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The Udemy Unaudited Prospective Financial Information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment (including with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions), and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. None of Udemy, Coursera or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that the Udemy Unaudited Prospective Financial Information or the underlying estimates or assumptions will be realized. In addition, since the Udemy Unaudited Prospective Financial Information covers multiple years, such information by its nature becomes less predictive with each successive year. Modeling and forecasting the future performance of a company is a highly speculative endeavor. Since the Udemy Unaudited Prospective Financial Information covers a long period of time, the Udemy Unaudited Prospective Financial Information by its nature is unlikely to anticipate each circumstance that will have an effect on Udemy and Coursera. Actual results may differ materially and adversely from those set forth below, and important factors that may affect actual results and cause the Udemy Unaudited Prospective Financial Information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions and other matters described in the section titled “Risk Factors,” all of which are difficult or impossible to predict accurately and many of which are beyond Coursera’s and Udemy’s respective control. Please also see the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”
The Udemy Unaudited Prospective Financial Information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Udemy Unaudited Prospective Financial Information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, management of Udemy. Neither Udemy’s independent auditors, Deloitte & Touche LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the accompanying Udemy Unaudited Prospective Financial Information.
Furthermore, the Udemy Unaudited Prospective Financial Information was based on assumptions Udemy management considered to be reasonable based on facts known at the time it was prepared and does not take into account any circumstances or events occurring after the date it was prepared. There can be no assurance that, had the Udemy Unaudited Prospective Financial Information been prepared as of the date of the Merger Agreement, the date of this joint proxy statement/prospectus or the date of the Udemy Special Meeting or the Coursera Special Meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Udemy does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Udemy Unaudited Prospective Financial Information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate or incorrect, including with respect to the accounting treatment of the Merger under GAAP, or to reflect changes in general economic or industry conditions or actual results of Udemy, Coursera or the Combined Company. The Udemy Standalone Projections and the Udemy-Adjusted Coursera Standalone Projections were prepared treating Udemy and Coursera, respectively, as separate companies, without giving effect to the Merger, including any impact of the negotiation or execution of the Merger, the expenses that may be incurred in connection with the Merger or the consummation thereof and the potential synergies that may be achieved by the Combined Company as a result of the Merger. The Udemy Unaudited Prospective Financial Information does not take into account all the possible financial and other effects on Udemy, Coursera or the Combined Company of the Merger, the effect on Udemy, Coursera or the Combined Company of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions, which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Udemy Unaudited Prospective Financial Information does not take into account the effect on Udemy or Coursera of any possible failure of the Merger to occur. None of Udemy, Coursera or any of their respective affiliates, officers, directors, advisors or other representatives has made, makes, or is authorized in the future to make, any representation to any Udemy Stockholder or Coursera Stockholder or other person regarding Udemy’s or Coursera’s ultimate performance compared to the information contained in the Udemy Unaudited Prospective Financial Information or that the forecasted results, or any portion thereof, will be achieved. The inclusion of the Udemy Unaudited Prospective Financial Information herein should not be deemed an admission or representation by Udemy, its advisors or any other person that it is viewed as material information of Udemy or Coursera, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summaries of the Udemy Unaudited Prospective Financial Information are not being included in this joint proxy statement/prospectus to influence any decision whether to vote in favor of the Udemy Proposals, the Coursera Proposals or any other proposal to be considered at the special meetings or with respect to any other investment decision or other purpose, but is being provided solely because it was made available to the Udemy Board, Coursera, Morgan Stanley and Qatalyst Partners, as applicable, in connection with the Merger.
In light of the foregoing, and considering that the special meetings will be held several months after the Udemy Unaudited Prospective Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Udemy Stockholders and Coursera Stockholders are cautioned not to place undue reliance on such information, and Udemy urges all Udemy Stockholders and Coursera Stockholders to review Udemy’s most recent SEC filings for a description of Udemy’s reported financial results and Coursera’s most recent SEC filings for a description of Coursera’s reported financial results. Please see the section titled “Where You Can Find More Information.”

Udemy Standalone Projections
The following table summarizes the Udemy Standalone Projections and the Udemy Standalone Extrapolations. Udemy management made various estimates and assumptions when preparing the Udemy Standalone Projections and the Udemy Standalone Extrapolations, including: (1) compound annual growth rate for Revenue of 12% from 2025 through 2029 driven by initiatives in the Udemy Business segment, including new high-value products, new partnerships and improved go-to-market execution and increased subscriptions in the consumer segment; (2) estimated expense management to maintain Adjusted EBITDA to Revenue margins at approximately 12% in 2025 and 2026, with expansion to approximately 20% by 2029; and (3) extrapolating revenues at 12% year over year growth in 2030 declining to approximately 3% year over year growth by 2035, and extrapolating Adjusted EBITDA at a margin of approximately 22% in 2030 increasing to approximately 28% by 2035. For reference, the first 10 months of actual results of Udemy were included in the Udemy Standalone Projections.

Dollars in millions, for the fiscal years ended(1)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Revenue	$790	$820	$928	$1,083	$1,244	$1,393	$1,546	$1,701	$1,854	$1,984	$2,043
Adjusted EBITDA(2)	$94	$94	$135	$202	$251	$300	$353	$410	$471	$530	$572
Unlevered Free Cash Flow(3)	$(7)	$29	$58	$116	$159	$164	$192	$223	$262	$293	$300

(1)	All figures other than Revenue are non-GAAP.
(2)
Adjusted EBITDA is defined as net income (loss) determined in accordance with GAAP, adjusted to exclude: (1) interest income; (2) interest expense; (3) provision for income taxes; (4) depreciation and amortization; (5) other income (expense), net, including gains and losses from the remeasurement of foreign currency assets and liabilities into their functional currency; (6) stock-based compensation expense; and (7) restructuring charges. As described above, the Udemy Standalone Projections do not include acquisition related costs or other impacts of the negotiation or execution of the Merger.

(3)	Unlevered Free Cash Flow is calculated as Adjusted EBITDA (as defined above) less stock-based compensation, taxes, capital expenditures and plus or minus the change in net working capital.
Udemy-Adjusted Coursera Standalone Projections
The following table summarizes the Udemy-Adjusted Coursera Standalone Projections. Udemy Management made various estimates and assumptions when applying adjustments to the portions of the Coursera Standalone Projections for calendar years 2025 through 2028 provided by Coursera to prepare the Udemy-Adjusted Coursera Standalone Projections, including: (1) adjusting Coursera’s standalone projected Revenue, primarily for Enterprise and Consumer, Content Costs and affiliated Research & Development and Sales & Marketing Costs from 2026 through 2028; and (2) extrapolating Coursera’s Revenues from 2029 through 2035 using similar estimated year-over-year growth rates applied to the Udemy Standalone Extrapolations, and extrapolating Adjusted EBITDA margin assuming a gradual expansion to 28% by 2035. For reference, the first ten months of actual results of Coursera were included in the Udemy-Adjusted Coursera Standalone Projections.

Dollars in millions, for the fiscal years ended(1)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Revenue	$757	$799	$869	$962	$1,077	$1,207	$1,339	$1,473	$1,606	$1,718	$1,770
Adjusted EBITDA(2)	$61	$57	$71	$92	$131	$179	$234	$296	$365	$436	$496
Unlevered Free Cash Flow(3)	$(34)	$(63)	$(63)	$(46)	$18	$68	$113	$154	$194	$236	$260

(1)	All figures other than Revenue are non-GAAP.
(2)
Adjusted EBITDA is defined as GAAP net income (loss) excluding: (1) depreciation and amortization; (2) interest income, net; (3) income tax expense; (4) other (income) expense, net; (5) stock-based compensation expense; (6) payroll tax expense related to stock-based compensation; (7) M&A-related transaction costs; (8) costs and settlement (gains) losses related to significant and non-recurring legal and regulatory matters, net of insurance recoveries; and (9) restructuring-related charges.

(3)	Unlevered Free Cash Flow is calculated as Adjusted EBITDA (as defined above) less stock-based compensation, taxes, capital expenditures and plus or minus the change in net working capital.
Management Assumed Synergies
Coursera management and Udemy management jointly developed and provided to their respective boards of directors prospective financial information relating to the estimated synergies expected to be realized by the Combined Company following the Closing, which are estimated to include annualized net run-rate cost synergies of $115 million within twenty-four months following the completion of the Merger (the “Management Assumed Synergies”). The Management Assumed Synergies do not include one-time costs to achieve the estimated synergies. At the direction of the Coursera Board, the Management Assumed Synergies were provided to Qatalyst Partners, which was directed by the Coursera Board to use such Assumed Synergies for purposes of its financial analyses and fairness opinion. The Management Assumed Synergies were also provided to the Udemy Board in connection with its evaluation of the Merger and, at the direction of the Udemy Board, were also provided to Morgan Stanley, which was directed by the Udemy Board to use the Management Assumed Synergies for purposes of its analyses. For more information on the preparation and use of the Management Assumed Synergies, see the section titled “—Background of the Merger.”
The Management Assumed Synergies are not, and should not be viewed as, public guidance or targets, and are subject to the disclosures and qualifications under “—Coursera Unaudited Prospective Financial Information” and “—Udemy Unaudited Prospective Financial Information.” See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing synergies, including the Management Assumed Synergies, in connection with the Merger.
Regulatory Approvals
Under the Merger Agreement, the Merger cannot be completed unless certain requisite regulatory approvals have been obtained or given, including that the waiting period (and any extension thereof) applicable to the Merger under the HSR Act has been terminated or has expired. Each of Coursera and Udemy filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division of the DOJ and the FTC in connection with the Merger on January 9, 2026. On February 9, 2026, the FTC granted early termination of the waiting period under the HSR Act.
In addition to the antitrust-related clearance discussed above, Coursera and Udemy are required to obtain approvals or authorizations in connection with certain other antitrust or foreign investment laws in various foreign jurisdictions.
There can be no assurance that Coursera and Udemy will be able to obtain all required regulatory clearances and approvals in the timeframe required or at all.
For additional information, see the section titled “The Merger Agreement—Regulatory Matters.”
Board of Directors and Management of the Combined Company Following the Completion of the Merger
Under the terms of the Merger Agreement, Coursera has agreed to take all action necessary to cause the Combined Company Board to consist, as of the Effective Time, of nine directors, (1) six of whom will be designated by Coursera from among the directors of Coursera as of December 17, 2025 and which will include the Chairman of the Coursera Board (who will also serve as the Chairman of the Combined Company Board) and the Chief Executive Officer of Coursera (who will also serve as the Chief Executive Officer of the Combined Company) and (2) three of whom will be designated by Udemy from among the directors of Udemy as of December 17, 2025. Each of the Udemy designees must meet the independence standards of the NYSE. Each Coursera designee will remain in the same class of the Combined Company Board in which such person currently serves, and the Udemy designees will be allocated to serve in the classes of the Combined Company Board as determined by the Coursera Board so that the classes will be nearly equal in number as possible.
The initial composition of the Combined Company’s audit committee, human resources and compensation committee and nominating and corporate governance committee will be determined by the Combined Company Board.
Interests of Udemy Directors and Executive Officers in the Merger
In considering the recommendation of the Udemy Board with respect to the Udemy Proposals, Udemy Stockholders should be aware that directors and executive officers of Udemy have interests in the Merger that may be different from, or in addition to, the interests of Udemy Stockholders generally. The members of the Udemy Board were aware of and considered these interests, among other matters, in evaluating, negotiating and approving the Merger Agreement and in determining to recommend that Udemy Stockholders approve the Udemy Proposals. Such interests are described in detail below. For more information regarding the Udemy Merger Proposal and the Udemy Board’s recommendation to approve the Udemy Merger Proposal, see the sections titled “—Background of the Merger” and “—Recommendation of the Udemy Board and Reasons for the Merger.”

For purposes of this disclosure, the executive officers of Udemy, all of which are named executive officers, are:
•	Hugo Sarrazin, President and Chief Executive Officer;
•	Sarah Blanchard, Chief Financial Officer;
•	Rob Rosenthal, President, Udemy Business;
•	Ozzie Goldschmied, Chief Technology Officer;
•	Greg Brown, Former President and Chief Executive Officer;* and
•	Eren Bali, Former Chief Technology Officer.**
*
Mr. Brown transitioned from his position as President and Chief Executive Officer of Udemy on March 12, 2025, and remained with Udemy as a non-executive employee from March 12, 2025 until June 30, 2025, and thereafter as a consultant until December 31, 2025.

**	Mr. Bali transitioned from his position as Chief Technology Officer of Udemy on June 11, 2025, and remained with Udemy as its Head of Innovation until October 15, 2025.
Treatment of Udemy Equity Awards
The treatment of outstanding Udemy equity awards held by Udemy employees at the Effective Time is summarized below. Except as described below, the outstanding Udemy equity awards held by Udemy’s executive officers and Udemy’s non-employee directors and their respective affiliates will be generally treated in the same manner as those Udemy equity awards held by other employees of Udemy and will be treated in accordance with the terms and conditions that were applicable to such awards before the Effective Time.
In connection with the Merger, Udemy equity awards will be treated as follows:
•
Treatment of Udemy Stock Options and Udemy SARs. At the Effective Time, each outstanding Udemy Stock Option and each outstanding Udemy SAR will be converted into the right to receive a number of shares of Coursera Common Stock equal to the product of (1) the Net Option Share Amount, multiplied by (2) the Exchange Ratio.

•
Treatment of Udemy RSU Awards. At the Effective Time, each outstanding Udemy RSU Award that is not a Director Award will be assumed by Coursera and converted into a Coursera RSU Award having the same terms and conditions as applied to the corresponding Udemy RSU Award as of immediately prior to the Effective Time, except that each such Coursera RSU Award will cover a number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of shares of Udemy Common Stock that were subject to the Udemy RSU Award as of immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.

•
Treatment of Director Awards. Each outstanding Director Award will vest in full and be converted into a number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of shares of Udemy Common Stock that were subject to the Director Award as of immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.

•
Treatment of Udemy PSU Awards. At the Effective Time, each outstanding Udemy PSU Award will be assumed by Coursera and converted into a Coursera RSU Award having the same terms and conditions as applied to the corresponding Udemy PSU Award as of immediately prior to the Effective Time, except that each such Coursera RSU Award will cover that number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of unvested shares of Udemy Common Stock that were subject to the Udemy PSU Award as of immediately prior to the Effective Time assuming performance at the greater of target and the actual level of performance as of immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.

The estimated value of the unvested Udemy equity awards held by each of the named executive officers is set forth below in “—Quantification of Potential Payments and Benefits to Udemy’s Named Executive Officers.”
Executive Change in Control and Severance Agreements
Each of Mr. Sarrazin, Ms. Blanchard, Mr. Rosenthal and Mr. Goldschmied is party to a change in control and severance agreement which provides for certain severance benefits upon a termination of employment by Udemy other than for “cause” and other than for death or disability, or by the executive officer for “good reason” (a “Qualifying CIC

Termination”), including enhanced severance benefits upon a qualifying termination within the period beginning three months prior to and ending 12 months following a change in control (the “Change in Control Period”). The Merger will constitute a change in control under the change in control and severance agreements.
The change in control and severance agreements generally provide for the following entitlements upon a Qualifying CIC, subject to the named executive officer’s execution and non-revocation of a release of claims:
•	a lump sum payment equal to 100% of the executive’s annual base salary in effect immediately prior to the Qualifying CIC Termination;
•	a lump sum payment equal to 100% of the executive’s annual target bonus in effect immediately prior to the Qualifying CIC Termination;
•	for Mr. Sarrazin, any earned but unpaid annual cash bonus for the year immediately prior to the Qualifying CIC Termination;
•
payment of the premiums for coverage under COBRA for up to 12 months (or, in the case of Mr. Goldschmied, payments of the premiums for coverage under Udemy Canada’s extended health plan for up to 12 months);

•
vesting acceleration as to 100% of the then-unvested shares subject to each of the executive’s then-outstanding compensatory equity awards issued by Udemy (and in the case of an equity award with performance-based vesting, all performance goals and other vesting criteria will be deemed achieved at target); and

•	for Ms. Blanchard, extension of the post-termination exercise period of her Udemy Stock Options for up to one year, subject to the original term of such Udemy Stock Options.
The change in control and severance agreements contain a Section 280G “best results” cutback provision, which provides that, if the total payments to the executive officer under the executive’s change in control and severance agreement would exceed the applicable threshold under Section 280G of the Code, then those payments will be reduced to the applicable threshold to avoid the imposition of the excise taxes under Section 4999 of the Code in the event such reduction would result in a better after-tax result for the executive officer.
For estimates of the values of the payments and benefits described above that would be payable to Udemy’s named executive officers under the change in control and severance agreements upon a Qualifying CIC Termination in connection with the Merger, see the section titled “—Quantification of Potential Payments and Benefits to Udemy’s Named Executive Officers.”
Other Actions
Retention Program
Udemy has approved the establishment of a cash-based retention program in the aggregate amount of $10,000,000 (the “Retention Program”), under which Udemy may grant cash retention awards that vest at the Effective Time, subject to the applicable participant’s continued employment or service through the Effective Time. Amounts under the Retention Program will be allocated among the service providers identified, and in the amounts and on the terms determined, by Udemy’s Chief Executive Officer (or his designees), in accordance with the principles previously agreed upon by the representatives of Coursera and Udemy. As of the date of this joint proxy statement/prospectus, no amounts under the Retention Program have been allocated to any of Udemy’s named executive officers.
In addition, if the Effective Time has not occurred by June 1, 2026, Udemy may, subject to advance consultation with Coursera in good faith, provide for an additional amount of up to $5,000,000 to the Retention Program (the “Additional Retention Pool”). The amounts under the Additional Retention Pool will be allocated among the service providers identified, and in the amounts and on the terms determined, by a mutual agreement between Coursera and Udemy.
Acceleration Agreements
On December 18, 2025, Udemy entered into acceleration agreements with Mr. Sarrazin and Mr. Goldschmied, pursuant to which Messrs. Sarrazin and Goldschmied received the following benefits:
•
a portion of Messrs. Sarrazin’s and Goldschmied’s 2025 target annual bonuses in amounts equal to $484,931 and $138,405, respectively, less applicable withholdings, was paid prior to December 31, 2025 (with Mr. Goldschmied’s bonus amount converted into Canadian dollars upon payment to him) (the “Accelerated Bonus”); and

•
immediate vesting of 354,014 and 214,997 shares of Udemy Common Stock subject to Udemy RSU Awards (the “Accelerated RSUs”) that were originally granted to Messrs. Sarrazin and Goldschmied, respectively, in connection with their initial appointments as officers of Udemy, which were originally scheduled to vest as of March 12, 2026 and June 15, 2026, respectively (each, an “Original Vesting Date”).

Each of the Accelerated Bonuses and the Accelerated RSUs are subject to repayment or forfeiture, as applicable, on an after-tax basis, to Udemy if the applicable employee resigns from his employment with Udemy for any reason or his employment is terminated by Udemy for “cause” (as defined in the employee’s applicable change in control and severance agreement) prior to (1) with respect to the Accelerated Bonus, the date on which 2025 annual bonuses are actually paid to similarly situated Udemy executives and (2) with respect to the Accelerated RSUs, the applicable Original Vesting Date.
The Combined Officers and Membership on the Combined Company Board
Following the Effective Time, the current executive officers of Udemy may continue to serve as officers or employees of the Combined Company. As of the date of this joint proxy statement/prospectus, no agreements or arrangements with respect to the employment or compensation of current Udemy executive officers by the Combined Company following the Effective Time have been made.
At the Effective Time, pursuant to the Merger Agreement, three current members of the Udemy Board designated by Udemy will be appointed to serve on the Combined Company Board. Non-employee members of the Combined Company Board are expected to be compensated for such service consistent with the policies and practices applicable to members of the Combined Company Board generally. As of the date of this joint proxy statement/prospectus, Udemy has not selected the current members of the Udemy Board to be appointed to serve on the Combined Company Board.
For additional information, see the section titled “—Board of Directors and Management of the Combined Company Following the Completion of the Merger.”
Indemnification and Insurance
Under the Merger Agreement, each current and former director and officer of Udemy or any of its subsidiaries is entitled to continued indemnification and insurance coverage through the combined business for acts or omissions occurring at or before the Effective Time. For a more detailed description, see the section titled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”
Quantification of Potential Payments and Benefits to Udemy’s Named Executive Officers
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Udemy’s named executive officers that is based on or that otherwise relates to the Merger. The Merger-related compensation payable to these individuals is being submitted to a non-binding advisory vote of Udemy’s stockholders, as described above in “Udemy Proposals—Udemy Non-binding Executive Compensation Advisory Proposal.” The table below sets forth, for the purposes of this Merger-related compensation disclosure, the amount of payments and benefits that each Udemy named executive officer would receive in connection with the Merger, assuming: (1) the Effective Time occurs on February 17, 2026 (which is an assumed date solely for the purposes of the calculations in this section); (2) each named executive officer experiences a Qualifying CIC Termination immediately following the Effective Time; (3) equity award values are based on Udemy equity awards that are outstanding as of February 17, 2026; (4) performance under all Udemy PSU Awards is satisfied at the target performance level; and (5) a price per share of Udemy Common Stock of $6.01, the average closing price per share over the five business days including and following the date the Merger Agreement was announced. The calculations in the table do not include amounts that Udemy’s named executive officers were already entitled to receive or were vested in as of the date of this joint proxy statement/prospectus. These amounts also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the Effective Time, including any additional equity grants, retention payments, relocation benefits and 280G mitigation. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
For purposes of this golden parachute disclosure, “double trigger” refers to payments and benefits that require two conditions, which are the completion of the Merger and a Qualifying CIC Termination.

Golden Parachute Compensation

Named Executive Officer(4)(5)(6)	Cash ($)(1)	Equity Awards ($)(2)	Benefits ($)(3)	Total ($)
Hugo Sarrazin	$1,683,288	$5,269,514	$31,762	$6,984,564
Sarah Blanchard	$809,200	$4,500,180	$31,762	$5,341,142
Rob Rosenthal	$770,100	$2,178,968	$21,361	$2,970,429
Ozzie Goldschmied	$645,647(7)	$2,790,912	$8,588(7)	$3,445,147
Eren Bali	—	—	—	—
Greg Brown	—	—	—	—

(1)
The applicable multiple of annual base salary and annual target bonus is 1.0 for all named executive officers except for Messrs. Brown and Bali, who are no longer subject to change in control and severance agreements. In addition, Mr. Sarrazin’s cash severance amount includes a payment equal to his annual cash bonus earned in the year immediately prior to his Qualifying CIC Termination. These cash severance payments are conditioned upon the named executive officer’s execution and non-revocation of an effective release of claims against Udemy. The amounts in this column are “double trigger” as they will only become payable in the event of a Qualifying CIC Termination prior to or following the completion of the Merger.

(2)
Outstanding and Unvested Udemy Equity Awards. The amounts in this column represent the estimated value that may be realized by Udemy’s named executive officers in respect of their unvested and outstanding Udemy RSU Awards and Udemy PSU Awards.

Consistent with Udemy’s equity plans and the existing terms of the underlying award agreements, and as described in more detail above, each Udemy RSU Award granted prior to the date of the Merger Agreement will be converted at the Effective Time into a restricted stock unit award covering shares of Coursera Common Stock. Under the change in control and severance agreements for the named executive officers (except for Messrs. Brown and Bali), in the event of a Qualifying CIC Termination, all Udemy RSU Awards and Udemy PSU Awards will accelerate vesting in full (and in the case of Udemy PSU Awards, assuming all performance goals and other vesting criteria are achieved at target). The amounts for the named executive officers in this column are “double trigger,” as they will only become payable in the event of a Qualifying CIC Termination prior to or following the completion of the Merger.

Named Executive Officer	Value of Unvested Time-Based RSUs ($)	Value of Unvested Performance- Based RSUs ($)	Total ($)
Hugo Sarrazin	$4,255,326	$1,014,188	$5,269,514
Sarah Blanchard	$2,861,091	$1,639,089	$4,500,180
Rob Rosenthal	$1,454,354	$724,614	$2,178,968
Ozzie Goldschmied	$2,584,318	$206,594	$2,790,912
Eren Bali	—	—	—
Greg Brown	—	—	—

(3)
Benefits. The amounts in this column represent (a) in the case of Messrs. Sarrazin and Rosenthal and Ms. Blanchard, the estimated value of payment of the premiums for coverage under COBRA for up to 12 months which such named executive officers will receive from Udemy following a Qualifying CIC Termination and (b) in the case of Mr. Goldschmied, the estimated value of payment of an accelerated supplemental health coverage stipend payable to Mr. Goldschmied upon a Qualifying CIC Termination. The amounts in this column are considered “double trigger,” as they will only become payable in the event of a Qualifying CIC Termination prior to or following the completion of the Merger.

(4)	No payment or benefits are provided under any of the change in control and severance agreements unless the named executive officer executes, and does not revoke, a release of claims against Udemy.
(5)	Mr. Brown transitioned from his position as President and Chief Executive Officer of Udemy on March 12, 2025, and remained with Udemy as a consultant until December 31, 2025.
(6)	Mr. Bali, transitioned from his position as Chief Technology Officer of Udemy on June 11, 2025, and remained with Udemy as its Head of Innovation until October 15, 2025.
(7)
Mr. Goldschmied’s cash compensation is denominated and payable in Canadian dollars. For purposes of this disclosure, such Canadian dollar amounts were converted into United States dollars at an average 2025 exchange rate of 1:0.715676.

Interests of Coursera Directors and Executive Officers in the Merger
In considering the recommendation of the Coursera Board to vote for the Coursera Proposals, Coursera Stockholders should be aware that certain directors and executive officers of Coursera may have interests in the Merger that are different from, or in addition to, the interests of Coursera Stockholders generally. The Coursera Board was aware of these interests and considered them, among other matters, in making its recommendation that Coursera Stockholders vote to approve the Coursera Proposals.
These interests include that certain of Coursera’s directors and executive officers as of immediately prior to the Effective Time will continue to serve as directors or executive officers, as applicable, of the Combined Company following the Closing and that Coursera’s directors and executive officers are entitled to continued indemnification and insurance coverage under their existing agreements with Coursera and pursuant to provisions of the Merger Agreement. The Merger Agreement provides that the Chairman of the Coursera Board will continue to serve on the Combined Company Board as of the Effective Time, and that the Chief Executive Officer of Coursera will serve as the Chief Executive Officer of the Combined Company as of the Effective Time. As of the date of this joint proxy statement/prospectus, Coursera has not selected the other current members of the Coursera Board to be appointed to serve on the Combined Company Board. Such interests are described above under “—Board of Directors and Management of the Combined Company Following the Completion of the Merger” and below under “—Indemnification and Insurance.”
Indemnification and Insurance
Under the Merger Agreement, the Combined Company will indemnify and hold harmless and advance expenses, in each case, to the maximum extent permitted by applicable law, all persons that were indemnified on December 17, 2025 by Coursera or Udemy pursuant to their (or any of their respective subsidiaries’) respective organizational documents or certain indemnification agreements pertaining to certain matters existing or occurring at or prior to the Effective Time. For a period of six years after the Effective Time, the Combined Company will also maintain insurance coverage equivalent to the coverage under the current policies of directors’ and officers’ liability insurance maintained by Udemy as of December 17, 2025, with respect to claims arising from facts or events which occurred at or before the Effective Time. For a more detailed description, see the section titled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”
Listing of Coursera Shares; Delisting and Deregistration of Udemy Shares
If the Merger is completed, the shares of Coursera Common Stock to be issued in the Merger will be listed for trading on the NYSE, shares of Udemy Common Stock will be delisted from the Nasdaq and deregistered under the Exchange Act, and Udemy will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act. Upon completion of the Merger, the name of the Combined Company will be “Coursera, Inc.,” and shares of Coursera Common Stock will continue to trade on NYSE under the ticker symbol “COUR.”
Accounting Treatment of the Merger
Coursera and Udemy prepare their respective financial statements in accordance with GAAP. The Merger will be accounted for using the acquisition method of accounting, and Coursera will be identified as the acquiring entity. In identifying Coursera as the acquiring entity for accounting purposes, it was determined that the Merger will result in Coursera obtaining control over Udemy. In addition, Coursera and Udemy took into account a number of other factors as of the date of this proxy statement/prospectus, including the fact that Coursera will issue equity interests (and cash in lieu of fractional shares) to effect the Merger, the estimate of the relative voting rights of all equity instruments in the Combined Company and the intended corporate governance structure and senior management of the Combined Company following the Effective Time. No single factor was the sole determinant in the overall conclusion that Coursera is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

THE MERGER AGREEMENT
This section describes the material terms of the Merger Agreement, which was executed on December 17, 2025. The description of the Merger Agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary are included solely to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Coursera, Udemy or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or in Coursera’s or Udemy’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Coursera or Udemy, as applicable, contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Coursera, Udemy and Merger Sub were made solely for the purposes of the Merger Agreement and as of specific dates and were qualified and subject to important limitations agreed to by Coursera, Udemy and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Merger if the representations and warranties of the other parties prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Coursera and Udemy delivered to each other in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the Merger Agreement was signed on December 17, 2025. You should not rely on the Merger Agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Coursera, Udemy and Merger Sub or any of their respective subsidiaries or affiliates.
Structure of The Merger
Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Udemy in accordance with the DGCL. As a result of the Merger, the separate existence of Merger Sub will cease, and Udemy will continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the “Surviving Entity”).
At the Effective Time, the Merger will have the effects set forth in the Merger Agreement and the applicable provisions of the DGCL, and all the property, rights, privileges, powers and franchises of each of Udemy and Merger Sub will vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Udemy and Merger Sub will become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.
If a Restructuring Election occurs in accordance with and subject to the limitations in the Merger Agreement, then instead of the merger of Merger Sub with and into Udemy as described above, a direct wholly owned corporate subsidiary of Coursera will merge with and into Udemy, with Udemy surviving such merger as a wholly owned subsidiary of Coursera, followed by a merger of Udemy with and into a second, direct wholly owned limited liability company subsidiary of Coursera, with the second wholly owned subsidiary of Coursera surviving such merger. Subject to the limits described below, a Restructuring Election occurs (1) by mutual written agreement of Udemy and Coursera if and to the extent they both deem such change to be necessary, appropriate or desirable or (2) if reasonably necessary to cause the combination of Udemy and Coursera to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the event a Restructuring Election is made, such change will be reflected in an amendment to the Merger Agreement.
A Restructuring Election may not be effective if it would (1) alter or change the Exchange Ratio or the number of shares of Coursera Common Stock received as Merger Consideration, except any change where the economic benefits that are intended to accrue to Coursera Stockholders and Udemy Stockholders are identical in all but de minimis respects, (2) adversely affect the tax treatment of Coursera Stockholders or Udemy Stockholders pursuant to the Merger Agreement, (3) adversely affect the tax treatment of Udemy, Coursera, the Combined Company or their respective subsidiaries pursuant to the Merger Agreement in any material respect or otherwise impose any unreimbursed and incremental material costs on Udemy, Coursera, the Combined Company or any of their respective subsidiaries, as applicable, or (4) reasonably be expected to prevent the consummation of the Merger or delay such consummation beyond the Termination Date.
Closing
Unless otherwise mutually agreed to in writing between Coursera and Udemy, the Closing will take place at 8:00 a.m. New York City time on a date no later than five business days after the satisfaction or waiver (to the extent permitted under applicable law) of the conditions to the completion of the Merger. For more information on the conditions to the completion of the Merger, please see the section titled “—Conditions to the Completion of the Merger.”
On the Closing Date, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL will be filed with the Office of the Secretary of State of the State of Delaware, and the Merger will become effective upon the filing and acceptance of such certificate of merger with the Office of the Secretary of State of the State of Delaware, or at such later time as agreed in writing by Coursera and Udemy and specified in such certificate of merger.
Effect of the Merger on Capital Stock; Merger Consideration
At the Effective Time, by virtue of the Merger and without any action on the part of Coursera, Merger Sub, Udemy or any holder of any securities of Coursera, Merger Sub or Udemy:
•
each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock, par value $0.00001 per share, of the Surviving Entity; and

•
each share of Udemy Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Udemy Common Stock that are owned directly by Coursera, Udemy or Merger Sub (in each case other than shares of Udemy Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties) (“Cancelled Shares”) will be converted into the right to receive 0.800 shares of Coursera Common Stock.

All shares of Udemy Common Stock so converted pursuant to the provisions of the Merger Agreement will no longer be outstanding and will automatically be cancelled and cease to exist as of the Effective Time, and each certificate (including book-entry shares, each, an “Old Certificate”) previously representing any such shares of Udemy Common Stock will thereafter represent only the right to receive (1) that number of whole shares of Coursera Common Stock which such shares of Udemy Common Stock have been converted into the right to receive, (2) cash in lieu of fractional shares which the shares of Udemy Common Stock represented by such Old Certificate have been converted into the right to receive, without any interest thereon and (3) any dividends or distributions which the holder thereof has the right to receive, in each case, without any interest thereon.
Without limiting the parties’ respective obligations as further described in the section titled “—Covenants Relating to Conduct of Business of Coursera and Udemy,” if, prior to the Effective Time, the outstanding shares of Udemy Common Stock or Coursera Common Stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there has been any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the Exchange Ratio to give Coursera and the holders of shares of Udemy Common Stock the same economic effect as contemplated by the Merger Agreement prior to such event.
Treatment of Udemy Equity Awards in the Merger
Udemy Stock Options and SARs
Effective as of the Effective Time, except as otherwise provided in the Merger Agreement, each outstanding Udemy Stock Option and each Udemy SAR will be converted into the right to receive a number of shares of Coursera Common Stock equal to the product of (1) the Net Option Share Amount, multiplied by (2) the Exchange Ratio. For purposes of the Merger Agreement, “Net Option Share Amount” means, with respect to each Udemy Stock Option or Udemy SAR, as applicable, the quotient of (1) the product of (x) the excess, if any, of the Merger Consideration Value over the exercise price per share of Udemy Common Stock subject to such Udemy Stock Option or Udemy SAR, as applicable, immediately prior to the Effective Time, multiplied by (y) the number of shares of Udemy Common Stock subject to such Udemy Stock Option or Udemy SAR, as applicable, immediately prior to the Effective Time, divided by (2) the Merger Consideration Value. For purposes of the Merger Agreement, “Merger Consideration Value” means the product of (x) the average of the closing-sale prices of Coursera Common Stock for the consecutive period of five full trading days ending on the day preceding the Closing Date, multiplied by (y) the Exchange Ratio.
Udemy RSU Awards
Effective as of the Effective Time, except as otherwise provided in the Merger Agreement, each outstanding Udemy RSU Award that is not a Director Award, will be assumed by Coursera and converted automatically into an Assumed RSU Award having the same terms and conditions as applied to the corresponding Udemy RSU Award as of immediately prior to the Effective Time (including, for the avoidance of doubt, any applicable vesting schedules and termination protections that apply following consummation of the Merger); except that each Assumed RSU Award will cover that number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of shares of Udemy Common Stock that were subject to the Udemy RSU Award as of immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.
Udemy Director Awards
Effective as of the Effective Time, except as otherwise provided in the Merger Agreement, each Director Award will become fully vested and converted into the right to receive the number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of shares of Udemy Common Stock that were subject to the Director Award as of immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio.
Udemy PSU Awards
Effective as of the Effective Time, except as otherwise provided in the Merger Agreement, each outstanding Udemy PSU Award will be assumed by Coursera and converted automatically into an Assumed RSU Award having the same terms and conditions as applied to the corresponding Udemy PSU Award as of immediately prior to the Effective Time, except that each Assumed RSU Award will cover that number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (1) the number of unvested shares of Udemy Common Stock that were subject to the Udemy PSU Award as of immediately prior to the Effective Time (including, for the avoidance of doubt, any applicable vesting schedules and termination protections that apply following consummation of the Merger), assuming performance at the greater of target and the actual level of performance as of immediately prior to the Effective Time, in accordance with the terms of the applicable award agreements, multiplied by (2) the Exchange Ratio.
Udemy Employee Stock Purchase Plan
The Udemy ESPP and all outstanding rights thereunder (including providing any requisite notice to participants in the Udemy ESPP pursuant to the terms of the Udemy ESPP) will not be assumed by Coursera. Except as otherwise provided in the Merger Agreement, Udemy will take all necessary action to terminate the Udemy ESPP no later than as of immediately prior to the Effective Time. Udemy will take all necessary action to ensure that (1) no new participants are permitted to participate in the Udemy ESPP and that existing participants in the Udemy ESPP will not be permitted to increase their payroll deduction or contribution rates from those in effect on the date of the Merger Agreement, (2) except for any offering period (inclusive of any rolling purchase periods thereunder) or other similar period during which shares may be purchased in effect on the date of the Merger Agreement, no new offering period or such other similar period will be authorized or commenced after the date of the Merger Agreement and (3) the maximum number of shares that a participant in the Udemy ESPP is permitted to purchase will not be increased. Unless otherwise agreed to by Udemy and Coursera, the final offering period under the Udemy ESPP will terminate no later than the day immediately prior to the Effective Time. Udemy will not grant any Policy RSU (as defined in the Udemy Phantom Employee Stock Purchase Grant Policy), including in respect of the final offering period.
Organizational Documents; Directors and Officers
At the Effective Time, (1) the certificate of incorporation of Udemy in effect immediately prior to the Effective Time will be amended and restated in its entirety, and as so amended will be the certificate of incorporation of the

Surviving Entity until duly amended in accordance with its terms and applicable law and (2) bylaws of the Surviving Entity will be amended and restated in their entirety to be in the form of the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that (a) the name of the Surviving Entity will be “Udemy, Inc.” and (b) any reference to the incorporator will be removed, until thereafter amended in accordance with its terms and with applicable law).
The directors and officers of Merger Sub immediately prior to the Effective Time will be the initial directors and officers of the Surviving Entity as of immediately after the Effective Time.
Subject to the approval by the Coursera Stockholders of the Coursera Charter Amendment Proposal, the Coursera Charter, as amended by the Coursera Charter Amendment, will be the certificate of incorporation of the Combined Company until thereafter amended in accordance with the provisions thereof and applicable law.
Coursera has agreed to take all action necessary to cause (1) the number of directors constituting the Combined Company Board as of the Effective Time to be nine and (2) the Combined Company Board as of the Effective Time to be composed of (A) six directors designated by Coursera from among the directors of Coursera as of the date of the Merger Agreement, which will include the Chairman of the Board of Directors of Coursera (who will serve as the Chairman of the Combined Company Board) and the Chief Executive Officer of Coursera (who will also serve as the Chief Executive Officer of the Combined Company) and (B) three directors designated by Udemy from among the directors of Udemy as of the date of the Merger Agreement. Each of the Udemy director designees must meet the independence standards of the NYSE. Each Coursera director designee will remain in the same class of the Combined Company Board in which such Coursera director designee currently serves, and the Udemy director designees will be allocated to serve in the classes of the Combined Company Board as determined by the Coursera Board so that the classes will be nearly equal in number as possible. From and after the Effective Time, each person designated as a director of the Combined Company will serve as a director until such person’s successor has been appointed and qualified or elected or such person’s earlier death, resignation or removal in accordance with Coursera’s organizational documents.
Immediately following the Closing, the principal offices of the Combined Company and its subsidiaries (including the Surviving Entity) will be located in the San Francisco Bay Area. At the Effective Time, the name of the Combined Company will be “Coursera, Inc.”
Exchange of Shares
Equiniti will act as the Exchange Agent in connection with the Merger. At or prior to the Effective Time, Coursera will deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with the Merger Agreement for the benefit of the holders of Old Certificates, certificates or, at Coursera’s option, evidence in book-entry form, representing shares of Coursera Common Stock to be issued pursuant to the Merger Agreement described in the section titled “—Effect of the Merger on Capital Stock; Merger Consideration” and cash in lieu of any fractional shares (the “Exchange Fund”).
Any portion of the Exchange Fund that remains unclaimed by the Udemy Stockholders for 12 months after the Effective Time will be paid to the Combined Company. Any former holders of shares of Udemy Common Stock will thereafter look only to the Combined Company for payment of the applicable Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on Coursera Common Stock deliverable in respect of each former share of Udemy Common Stock such holder holds, without any interest thereon.
Certificates
As promptly as practicable after the Effective Time but in no event later than 10 days thereafter, Coursera will cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Udemy Common Stock immediately prior to the Effective Time, that have been converted at the Effective Time into the right to receive Coursera Common Stock, a letter of transmittal and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration and any applicable cash in lieu of fractional shares. Upon proper surrender of Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificates will be entitled to receive in exchange therefor, as applicable, (1) that number of whole shares of Coursera Common Stock to which such holder of shares of Udemy Common Stock will have become entitled pursuant to the Merger Agreement and (2) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of Old Certificates surrendered pursuant to the Merger Agreement and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to the Merger Agreement, and the Old Certificates so surrendered will be cancelled.
Until surrendered as contemplated by the provisions described herein, each Old Certificate will be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Coursera Common Stock which the shares of Udemy Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by the Merger Agreement.
Book-Entry Shares
Holders of book-entry shares of Udemy Common Stock whose shares of Udemy Common Stock were converted into the right to receive the Merger Consideration will not be required to deliver a certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration or cash in lieu of fractional shares, and such shares will be deemed surrendered at the Effective Time.
No Interest
No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of old certificates.
Termination of Rights
After the Effective Time, there will be no transfers on the stock transfer books of Udemy of the shares of Udemy Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they will be cancelled and exchanged for shares of Coursera Common Stock as provided in the Merger Agreement.
No Liability
None of Udemy, Coursera, Merger Sub, the Surviving Entity, the Exchange Agent or any other person are liable to any former holder of shares of Udemy Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
Lost, Stolen or Destroyed Certificates
In the event any Old Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Coursera, the Combined Company or the Exchange Agent, the posting by such person of a bond in such amount as Coursera, the Combined Company or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Coursera Common Stock and any cash in lieu of fractional shares deliverable in respect thereof.
No Fractional Shares of Coursera Common Stock
No new certificates or scrip representing fractional shares of Coursera Common Stock will be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Coursera Common Stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Combined Company. In lieu of the issuance of any such fractional share, each former holder of shares of Udemy Common Stock who otherwise would be entitled to receive such fractional share will receive an amount in cash (rounded to the nearest cent) determined by multiplying (1) the average of the closing-sale prices of Coursera Common Stock on the NYSE as reported by the Wall Street Journal for the consecutive period of five full trading days ending on the day preceding the Closing Date by (2) the fraction of a share (after taking into account all shares of Udemy Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Coursera Common Stock which such holder would otherwise be entitled to receive pursuant to the Merger Agreement.

Withholding Taxes
Each of Udemy, Coursera, Merger Sub, the Surviving Entity, the Combined Company and the Exchange Agent, and any other person that has any withholding obligation with respect to any payment made pursuant to the Merger Agreement, will be entitled to deduct and withhold, or cause to be deducted and withheld, from any payment made pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable tax law. To the extent such amounts are so deducted or withheld and paid over to the appropriate taxing authority, such amounts will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction or withholding was made.
No Appraisal Rights
In accordance with Section 262 of the DGCL, no appraisal rights will be available to Coursera Stockholders or Udemy Stockholders in connection with the Merger or any of the Coursera Proposals or the Udemy Proposals.
Representations and Warranties
Representations and Warranties
The Merger Agreement contains customary and, in most cases, reciprocal representations and warranties by Udemy and Coursera that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement, in forms, reports, certifications, schedules, statements and documents filed with or furnished to the SEC by Udemy or Coursera, as applicable, from December 31, 2023 and prior to December 17, 2025, or in the disclosure letters delivered by Udemy and Coursera to each other in connection with the Merger Agreement. These representations and warranties relate to, among other things:
•	organization, good standing and qualification to conduct business;
•	capitalization;
•
corporate authority, conflicts and approvals relating to the execution, delivery and performance of the Merger Agreement, including regarding the approval by the Coursera Board and Udemy Board of the Merger Agreement and the transactions contemplated thereby;

•	consents or approvals of or filings or registrations with governmental authorities in connection with the execution and delivery of the Merger Agreement;
•	the financial statements included in SEC filings;
•	the absence of certain undisclosed liabilities;
•	compliance with the applicable requirements under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002;
•	the absence of any undisclosed broker’s or finder’s fees;
•	the absence of certain material changes and effects since December 31, 2024;
•	the conduct of business in the ordinary course of business since December 31, 2024;
•	the absence of certain legal proceedings, investigations and governmental orders pending or threatened;
•	tax matters;
•	employee, employee benefit plan and labor matters;
•	SEC filings;
•	compliance with law;
•	certain material and government contracts;
•	environmental matters;
•	real property and leases;
•	IP and data privacy matters;

•	the absence of any undisclosed related party transactions;
•	inapplicability of state takeover laws;
•	the Coursera Board and the Udemy Board approving and recommending the Merger;
•	receipt of a fairness opinion regarding the fairness of the Exchange Ratio;
•	information to be provided in this joint proxy/prospectus;
•	certain customers, suppliers, resellers and content partners or instructors; and
•	insurance matters.
The Merger Agreement also contains additional representations and warranties by Coursera and Merger Sub relating to, among other things, the Merger Sub transaction approvals.
Definition of Material Adverse Effect
A “Material Adverse Effect” means, with respect to Udemy, Coursera, the Surviving Entity or the Combined Company, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of such person and its subsidiaries taken as a whole; provided, however, that Material Adverse Effect will not be deemed to include the impact of:
•	changes after December 17, 2025 in GAAP or applicable regulatory accounting requirements or official interpretations thereof;
•	changes after December 17, 2025 in laws, rules or regulations, or interpretations thereof by courts or governmental entities;
•
changes after December 17, 2025 in global, national or regional political conditions (including the outbreak of war, civil unrest or acts of terrorism) or in economic, market (including equity, credit and debt markets, as well as changes in interest rates) or other general industry-wide conditions affecting the industries in which such party and its subsidiaries operates, including any government shutdowns, tariffs, sanctions, trade policies or similar Laws, Orders or policies, or any trade disputes, “trade wars” or similar actions, or any threats of any of the foregoing;

•	strikes, outbreaks of disease, pandemics, natural disasters, wildfires, extreme weather conditions or other acts of God;
•
the announcement or the existence of, compliance with, pendency of or performance under, the Merger Agreement or the transactions contemplated thereby or the identity of the parties to the Merger Agreement or any of their affiliates (including the impact thereof on the relationships, contractual or otherwise, of a party or any of its subsidiaries with officers and employees, financing sources, customers, suppliers, vendors, service providers or other business partners and any stockholder litigation) (provided that this bullet point will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of or performance under the Merger Agreement or the consummation of the transactions contemplated thereby);

•
a decline in the trading price of common stock of a party to the Merger Agreement or any change in the credit ratings or ratings outlook for, or the availability or cost of equity, debt or other financing to, such party or any of its subsidiaries, or the failure, in and of itself, to meet earnings projections, earnings guidance, budgets, expectations, estimates or internal financial forecasts (but, in either case, not including any underlying causes thereof to the extent not otherwise excluded pursuant to the bullet points listed in this definition of “Material Adverse Effect”);

•	any action required to be taken by a party or any of its subsidiaries at the written request of the other party; and
•
with respect to Coursera, any change in Coursera’s certification as a B Corp (provided that this will not apply to any representation or warranty to the extent the purpose of such representation or warranty is related to B Corp certification or qualification, and will not include any underlying causes to the extent not otherwise excluded pursuant to the bullet points listed in this definition of “Material Adverse Effect”).

Notwithstanding the bullet points above, with respect to the exceptions set forth in the first four bullet points, if such effect, change, event, circumstance, condition, occurrence or development has had a disproportionate adverse impact on the business, properties, results of operations or financial condition of such party and its subsidiaries, taken as a whole, relative to other companies in the industry in which Udemy, Coursera and their respective subsidiaries operate, then the incremental disproportionate adverse impact of such effect, change, event, circumstance, condition, occurrence or development will be taken into account for the purpose of determining whether a Material Adverse Effect exists or has occurred, or is reasonably expected to exist or occur.
Covenants Relating to Conduct of Business of Coursera and Udemy
Each of Udemy and Coursera has agreed that, except (1) as expressly contemplated or expressly permitted by the Merger Agreement (including as set forth in the applicable section of the disclosure letter that Udemy or Coursera, as applicable, delivered to the other party in connection with the execution of the Merger Agreement), (2) with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) or (3) as required by applicable law, each of Udemy and Coursera will, and will cause each of its respective subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course consistent with past practice in all material respects and maintain and preserve intact its (a) business organization, goodwill, employees and ongoing businesses and (b) advantageous relationships with key customers, suppliers, vendors, distributors, licensors, licensees, governmental entities, employees and other persons with whom it and they have material business relations.
In addition, each of Udemy and Coursera has further agreed that, subject to the same exceptions, until the earlier of the Effective Time and the valid termination of the Merger Agreement, each of Udemy and Coursera will not, and will not permit its subsidiaries to:
•	incur, assume, guarantee or become liable for any debt, subject to certain exceptions set forth in the Merger Agreement;
•	adjust, split, combine or reclassify any capital stock;
•
make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, subject to certain exceptions set forth in the Merger Agreement;

•
grant any stock options, restricted stock units, performance stock units, phantom stock units, performance shares, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any securities of Coursera or Udemy, as applicable, or its subsidiaries, subject to certain exceptions set forth in the Merger Agreement;

•
issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, subject to certain exceptions set forth in the Merger Agreement;

•
sell, transfer, mortgage, encumber or otherwise dispose of any of its material tangible properties or material tangible assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, subject to certain exceptions set forth in the Merger Agreement;

•
make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or business or the property or assets of any other person, subject to certain exceptions set forth in the Merger Agreement;

•
(1) terminate, or materially amend or waive any material provision, right or remedy under, certain contracts, or make any material change in any instrument or agreement governing certain contracts, in each case, in a manner adverse to Coursera or Udemy, as applicable or (2) enter into certain types of contracts, except, in each case of the foregoing clauses (1) and (2), in the ordinary course of business consistent with past practice (subject to the next bullet point on this list), and subject to certain provisions set forth in the Merger Agreement;

•
solely with respect to Udemy, enter into any contract that contains, or amend any contract such that it contains (or such that the provisions described in this bullet point contained therein become more restrictive), non-compete, exclusivity or certain other provisions, subject to certain exceptions and provisions set forth in the Merger Agreement;

•
terminate, or amend in a manner materially adverse to Coursera or Udemy, as applicable, certain contracts that accounted for specified amounts of consolidated revenue of Udemy or Coursera, as applicable, for fiscal year 2025, subject to certain exceptions and provisions set forth in the Merger Agreement;

•
solely with respect to Udemy, enter into, amend or renew any contract that grants or accelerates any right or benefit of a third party, or which terminates, as a result of the Merger, subject to certain exceptions and provisions set forth in the Merger Agreement;

•
solely with respect to Udemy, except as required under applicable law or the terms of any Udemy benefit plan as in effect at December 17, 2025, as applicable, take certain actions with respect to (1) Udemy benefit plans, (2) compensation or benefits of Udemy service providers, (3) Udemy equity awards, (4) any employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement and (5) hiring, promoting and terminating certain Udemy service providers (and certain officers of Udemy and Coursera will cooperate in good faith to provide updates to each other regarding material developments on matters described in this bullet point with respect to employees, compensation and benefit programs of Coursera and Udemy, respectively, notwithstanding that this bullet point applies only with respect to Udemy);

•	waive, release, assign, compromise or settle any claim, arbitration, suit, action, investigation or proceeding, subject to certain exceptions set forth in the Merger Agreement;
•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to impede or prevent the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
amend either party’s certificate of incorporation, bylaws or comparable governing documents of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

•
merge or consolidate either party or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Significant Subsidiaries, subject to certain exceptions set forth in the Merger Agreement;

•
make any capital expenditure, enter into agreements or arrangements providing for capital expenditure or otherwise commit to do so, except for (1) capital expenditures for capitalized software, production of content and procurement of laptops and related equipment, in each case, incurred in the ordinary course of business consistent with past practice and (2) any other capital expenditures not to exceed $4,000,000 in the aggregate in any consecutive 12-month period;

•	implement any employee layoffs that do not comply with the Worker Adjustment and Retraining Notification Act of 1988, as amended;
•
enter into any collective bargaining agreement or any material agreement with any labor organization, works council, trade union, labor association or other employee representative, except as required by applicable law;

•
enter into, modify or waive any right with respect to any transactions or contracts with (1) any affiliate or other person that would be required to be disclosed by a party under Item 404 of Regulation S-K of the SEC or (2) any person who beneficially owns, directly or indirectly, more than 5% of the outstanding shares of Udemy Common Stock, or Coursera Common Stock, as applicable;

•	adopt or otherwise implement any stockholder rights plan, “poison pill” or other comparable agreement;
•
voluntarily terminate, materially modify or waive in any material respect any material right under any (1) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any governmental entity or pursuant to any law or (2) contract or agreement with any governmental entity, other than in the ordinary course of business consistent with past practice;

•
cancel any material insurance policies or fail to pay the premiums on any material insurance policies, other than any cancellation or termination of such policy in the ordinary course of business consistent with past practice, or fail to maintain such insurance policies in a manner that is consistent with the ordinary course of business consistent with past practice;

•	enter into any new line of business or discontinue any existing line of business (other than entering into any line of business adjacent or related to artificial intelligence);
•
(1) make (other than in the ordinary course of business and consistent with past practice), change or revoke any material tax election, (2) change any annual tax accounting period, (3) adopt or change any material tax accounting method, (4) file any material amended tax return, (5) enter into any closing agreement or similar agreement with respect to a material amount of taxes or, solely with respect to Udemy, take certain actions specified in the disclosure letter delivered by Udemy to Coursera in connection with the execution of the Merger Agreement, (6) request any ruling from any taxing authority, (7) settle or compromise any tax claim, audit, assessment, dispute or other proceeding for an amount of taxes materially in excess of the amount accrued or reserved therefor (if any) in the latest audited financial statements included in SEC filings of Coursera or Udemy, as applicable or (8) surrender any right to claim a material refund of taxes;

•
sell, exclusively license, waive, assign, transfer, convey, subject to any lien (except certain permitted encumbrances) or dispose of, or voluntarily fail to maintain, allow to lapse or abandon any material intellectual property, other than (1) content-specific licenses, transfers and similar conveyances made in the ordinary course of business consistent with past practice, (2) the expiration, or non-renewal of registered intellectual property in the ordinary course of business consistent with past practice and (3) liens that secure obligations in respect of Udemy’s existing credit agreement, which liens are released at or prior to the Closing; or

•	agree to take, authorize or make any commitment to take, in writing or otherwise, any of the actions prohibited by the foregoing bullet points.
Regulatory Matters
Coursera, Merger Sub and Udemy have agreed to use their reasonable best efforts to: (1) take, or cause to be taken, all necessary actions, and do or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable; (2) make, or cause to be made, the registrations, declarations and filings (A) required under the HSR Act and (B) required or advisable in connection with obtaining certain other specified regulatory approvals as promptly as reasonably practicable; (3) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals, clearances and authorizations of all governmental entities which are necessary or advisable to consummate the transactions contemplated by the Merger Agreement, and to comply with the terms and conditions thereof; and (4) seek to avoid or prevent the initiation of any investigation, claim, action, suit, arbitration, litigation or proceeding by or before any governmental entity challenging the Merger Agreement or the consummation of the transactions contemplated thereby.
Each of Coursera and Udemy filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division of the DOJ and the FTC in connection with the Merger on January 9, 2026. On February 9, 2026, the FTC granted early termination of the waiting period under the HSR Act.
Each of Coursera, Merger Sub and Udemy has also agreed, to the extent required, among other things, to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the Merger Agreement as promptly as reasonably practicable, to: (1) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Divestiture”); and (2) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Remedy”), provided that neither party nor its subsidiaries will be required to take any of the actions referred to above with respect to a Divestiture or Remedy (x) unless the effectiveness thereof is conditioned on the occurrence of the Effective Time or (y) if a Divestiture or Remedy would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Combined Company and its subsidiaries (including Udemy and its subsidiaries), taken as a whole after giving effect to the Merger, but, in each case, measured on a scale relative to the size of Udemy and its subsidiaries, taken as a whole, prior to the Merger. Neither party may, without the consent of the other party, offer, propose, negotiate, agree, commit or consent to a Divesture or Remedy described in the foregoing clause (y). Udemy and Coursera have also agreed to use reasonable best efforts to: (1) oppose or defend against any investigation, claim, action, suit, arbitration, litigation or proceeding by any governmental entity to prevent or enjoin the consummation of the Merger or (2) overturn any regulatory order by any such governmental entity to prevent consummation of the Merger.
In addition, each of Udemy and Coursera have agreed not to, and to cause their respective subsidiaries not to, acquire or agree to acquire any business or any entity or other business organization or division thereof, or take any other similar action, if the entering into of a definitive agreement relating to, or the consummation thereof, or the taking of any other similar action, would reasonably be expected to: (1) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any governmental entity necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period; (2) increase, in any material respect, the risk of any governmental entity entering an order prohibiting the consummation of the transactions contemplated thereby; (3) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (4) prevent or materially delay the consummation of the transactions contemplated thereby.
Udemy, Merger Sub and Coursera have also agreed, among other things and subject to limitations set forth in the Merger Agreement, to (1) promptly notify the other party of any communication it or any of its affiliates receives from any governmental entity relating to the matters that are the subject of the Merger Agreement and, to the extent permitted under applicable law, furnish the other party promptly with all communications received from any governmental entity and permit the other party to review in advance, and consider in good faith the other party’s comments to, any proposed communication, filing or submission by such party to any governmental entity and (2) coordinate and reasonably cooperate with each other in exchanging information and providing reasonable assistance as the other party may reasonably request in writing in connection with the foregoing or in connection with any filing or submission to be made to any governmental entity.
Each of Udemy and Coursera have agreed to pay 50% of any filing or other fees paid to governmental entities in connection with the Merger.
No Solicitation; Changes of Recommendation
No Solicitation
Each of Coursera and Udemy has agreed that, from and after December 17, 2025, it will not, and will cause its subsidiaries and its and their respective officers and directors not to, and will not permit its and their other respective representatives, and will cause the Coursera Significant Stockholders or Udemy Significant Stockholders, as applicable, and their respective officers and directors not to, directly or indirectly:
•
initiate, solicit, knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries, offers or proposals, or the making, submission or announcement of any inquiry, offer or proposal which constitutes or would be reasonably expected to lead to an Acquisition Proposal (as defined below);

•	engage or participate in any negotiations with any person in connection with or concerning an Acquisition Proposal;
•	provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person in connection with or relating to, an Acquisition Proposal; or
•
approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the Merger Agreement).

Notwithstanding the above, prior to the time the Requisite Coursera Vote (in the case of Coursera) or the Requisite Udemy Vote (in the case of Udemy) has been obtained, if Coursera or Udemy, as applicable, receives a bona fide written Acquisition Proposal from a person not solicited in violation of its no solicitation obligations, Coursera or Udemy, as applicable, and its representatives may furnish or cause to be furnished confidential or nonpublic information or data and participate in and facilitate negotiations or discussions with such person if the Coursera Board or Udemy Board, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that taking such actions would be required to comply with its fiduciary duties under applicable law (including, in the case of Coursera, subchapter XV of the DGCL); provided that:
•
prior to taking any such actions, the Coursera Board or Udemy Board, as applicable, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined below) or could reasonably be expected to lead to a Superior Proposal;

•
prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to the “no solicitation” obligations described above, Coursera or Udemy, as applicable, will have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement (as defined below), which confidentiality agreement will not provide such person making such Acquisition Proposal with any exclusive right to negotiate with Coursera or Udemy, as applicable, and will otherwise permit Coursera or Udemy, as applicable, to comply with its obligations in the Merger Agreement; and

•
Coursera or Udemy, as applicable, provides to the other party, prior to or substantially concurrently with the time such information is provided or made available to such person making such Acquisition Proposal or its representatives, any non-public information furnished to such other person making such Acquisition Proposal or its representatives that was not previously furnished to the other party.

Notwithstanding the above-described restrictions, Coursera or Udemy, as applicable, must promptly (and in any event within 24 hours after such determination) inform the other party in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal.
Restrictions on Changes of Recommendation
Subject to certain exceptions described below, Coursera and Udemy and their respective boards of directors may not:
•	withhold, withdraw, modify or qualify in a manner adverse to the other party the Coursera Board’s or Udemy Board’s recommendation, as applicable;
•	fail to make the Coursera Board’s or Udemy Board’s recommendation, as applicable, in this joint proxy statement/prospectus;
•	recommend or endorse an Acquisition Proposal or publicly announce an intention to recommend or endorse an Acquisition Proposal;
•
fail to publicly and without qualification (1) recommend against any Acquisition Proposal or (2) reaffirm the Coursera Board’s or Udemy Board’s recommendation, as applicable, in each case within 10 business days (or such fewer number of days as remains prior to the date that is two business days prior to the Udemy Special Meeting or the Coursera Special Meeting, as applicable) after an Acquisition Proposal is made public (upon a request by the other party to do so);

•	adopt or approve an Acquisition Proposal; or
•	publicly propose to do any of the foregoing.
The actions described in the six bullet points directly above are collectively referred to as a “Recommendation Change.”
Permitted Changes of Recommendation in Connection with a Superior Proposal
Prior to the time the Requisite Coursera Vote (in the case of Coursera) or the Requisite Udemy Vote (in the case of Udemy) has been obtained, the Coursera Board or the Udemy Board, as applicable, may make certain Recommendation Changes if and only if:
•
after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, it determines in good faith (1) that it has received a Superior Proposal that was not solicited, initiated, knowingly encouraged or facilitated or otherwise procured in violation of the Merger Agreement and (2) making a Recommendation Change would be required to comply with its fiduciary duties under applicable law (including, in the case of Coursera, subchapter XV of the DGCL);

•	it gives the other party at least five business days’ prior written notice of its intention to make a Recommendation Change;
•
in such notice, Coursera or Udemy, as applicable, has provided the other party with a copy of all material documentation relating to such Superior Proposal, including a copy of any proposed definitive documentation, and any other material terms and conditions of such Superior Proposal or, if not in writing, a reasonably detailed written description of such material terms and conditions thereof and the identity of the third party in any such Superior Proposal or any amendment or modification thereof;

•
during such five-business-day period, Coursera or Udemy, as applicable, have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent the other party desires to negotiate) with the other party’s representatives any proposed modifications to the terms and conditions of the Merger Agreement or the transactions contemplated thereby so that making a Recommendation Change would no longer be required for the Coursera Board or the Udemy Board, as applicable, to comply with its fiduciary duties under applicable law (including, in the case of Coursera, subchapter XV of the DGCL) (it being understood and agreed that any material amendment to any term or condition of any Superior Proposal will require a new notice period (except that the notice period will be shortened to three business days)); and

•
at the end of such notice period, taking into account any such amendments or modifications to the Merger Agreement proposed in writing by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, the Coursera Board or the Udemy Board, as applicable, determines in good faith that (1) the Acquisition Proposal still constitutes a Superior Proposal and (2) making a Recommendation Change would still be required to comply with its fiduciary duties under applicable law (including, in the case of Coursera, subchapter XV of the DGCL).

Permitted Changes of Recommendation in Connection with Intervening Events
Prior to the time the Requisite Coursera Vote (in the case of Coursera) or the Requisite Udemy Vote (in the case of Udemy) has been obtained, in response to an Intervening Event (as defined below), the Coursera Board or the Udemy Board, as applicable, may make certain Recommendation Changes if and only if:
•
after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, it determines in good faith that making a Recommendation Change would be required to comply with its fiduciary duties under applicable law (including, in the case of Coursera, subchapter XV of the DGCL);

•
it gives the other party at least five business days’ prior written notice of its intention to make a Recommendation Change, specifying the facts and circumstances providing the basis of the Intervening Event and for the determination to make a Recommendation Change in reasonable detail;

•
during such five-business-day period, Coursera or Udemy, as applicable, have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent the other party desires to negotiate) with the other party’s representatives any proposed modifications to the terms and conditions of the Merger Agreement or the transactions contemplated thereby so that making a Recommendation Change would no longer be required for the Coursera Board or the Udemy Board, as applicable, to comply with its fiduciary duties under applicable law (including, in the case of Coursera, subchapter XV of the DGCL) (it being understood that any material change to the relevant facts and circumstances with respect to the Intervening Event will require a new notice period (except that the notice period will be shortened to three business days)); and

•
at the end of such notice period, taking into account any such amendments or modifications to the Merger Agreement agreed to in writing by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, the Coursera Board or the Udemy Board, as applicable, determines in good faith that making a Recommendation Change would still be required to comply with its fiduciary duties under applicable law (including, in the case of Coursera, subchapter XV of the DGCL).

Certain Permitted Disclosure
The Merger Agreement does not prevent Udemy, Coursera, Merger Sub or their respective boards of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, but such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the Merger Agreement.
Definition of Acquisition Proposal
An “Acquisition Proposal” means with respect to Udemy or Coursera, as applicable, other than the Merger, any offer or proposal or any third-party indication of interest, by or on behalf of any person (or group of persons) other than Udemy or Coursera, as applicable, relating to:
•
any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party;

•
any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such person (or its affiliates) beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party; or

•
a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, which would, in the case of this bullet point, result in the stockholders of such party prior to such transaction ceasing to own at least 75%, directly or indirectly, of such party or its applicable subsidiaries.

Definition of Superior Proposal
A “Superior Proposal” means any bona fide, written Acquisition Proposal (as defined above but with references therein to 25% and 75% being deemed to be replaced with references to 60% and 40%, respectively) by a third party, which the Coursera Board or the Udemy Board, as applicable, determines in good faith after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, to be more favorable to the holders of Udemy Common Stock from a financial point of view than the Merger (in the case of Udemy) or than the Merger in accordance with the requirements of its fiduciary duties under applicable law (including, in the case of Coursera, subchapter XV of the DGCL), taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and likelihood of consummation) and the Merger Agreement (and any changes to the terms of the Merger Agreement proposed in writing by the other party pursuant to provisions described in the section titled “—No Solicitation; Changes of Recommendation—Permitted Changes of Recommendation in Connection with a Superior Proposal”)).
Definition of Intervening Event
An “Intervening Event” is a material event or circumstance first occurring or arising after December 17, 2025 and prior to obtaining the Requisite Coursera Vote (in the case of Coursera) or the Requisite Udemy Vote (in the case of Udemy) if and only if such event or circumstance was neither known nor reasonably foreseeable to the Coursera Board or the Udemy Board, as applicable, as of or prior to December 17, 2025; provided that in no event will the following events or circumstances constitute an Intervening Event: (1) the receipt, existence or terms of an Acquisition Proposal or (2) changes in the market price or trading volume of Udemy Common Stock or Coursera Common Stock or the fact that Udemy or Coursera meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period (it being understood that the underlying cause of any of the foregoing in this clause (2) may be considered and taken into account).
Preparation of Registration Statement and Joint Proxy Statement
Each of Coursera and Udemy have agreed to use reasonable best efforts to have the Registration Statement, of which this joint proxy statement/prospectus forms a part, declared effective under the Securities Act as promptly as practicable after such filing. Coursera and Udemy will, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Registration Statement or this joint proxy statement/prospectus received from the SEC. Coursera and Udemy will cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement or this joint proxy statement/prospectus prior to filing such with the SEC.
Certain amendments or supplements (including by incorporation by reference) to the Registration Statement or this joint proxy statement/prospectus may not be made without the approval of both Coursera and Udemy, which approval will not be unreasonably withheld, conditioned or delayed.
Each of Coursera and Udemy have agreed to use reasonable best efforts to cause this joint proxy statement to be mailed to its respective stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act.
Each party has agreed to advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, of the time when any supplement or amendment to the Registration Statement has been filed, of the issuance of any stop order with respect to the Registration Statement, or of any request by the SEC for amendment of the Registration Statement or this joint proxy statement or comments on the Registration Statement or this joint proxy statement and responses thereto or requests by the SEC for additional information relating thereto. If at any time prior to the Effective Time any information relating to Coursera, Udemy or any of their respective affiliates, officers or directors should be discovered by Coursera or Udemy that should be set forth in an amendment or supplement to any of the Registration Statement or this joint proxy statement so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by applicable law, disseminated to the stockholders of Coursera and Udemy.
Each of Udemy and Coursera have agreed to pay 50% of the costs and expenses of filing, printing and mailing this joint proxy statement (including the SEC filing fee payable in connection therewith).
Access to Information; Confidentiality
Subject to applicable law and subject to limitations set forth in the Merger Agreement, each of Udemy and Coursera, for the purposes of performing its respective obligations under the Merger Agreement, planning for the post-Closing integration and operation of the Combined Company or otherwise in furtherance of the consummation of the transactions contemplated thereby, have agreed to, and to cause each of their respective subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the earlier of the Effective Time and the valid termination of the Merger Agreement, to all its properties, books, contracts, commitments, personnel, information technology systems and records. During such period, each of Udemy and Coursera have agreed to, and to cause its respective subsidiaries to, make available to the other party all information concerning its business, properties and personnel as such party may reasonably request. Information furnished pursuant to the foregoing obligations will be held in confidence to the extent required by that certain Mutual Non-Disclosure Agreement, dated as of November 24, 2025 (the “Confidentiality Agreement”), and that certain Clean Team Agreement, dated as of November 26, 2025 (the “Clean Team Agreement”).
Special Meetings
Each of Udemy and Coursera has agreed to call a meeting of its stockholders to be held as soon as reasonably practicable after the Registration Statement is declared effective for the purpose of obtaining the Requisite Udemy Vote or the Requisite Coursera Vote, as applicable. In addition, each party has specifically agreed to, as soon as practicable after the Registration Statement is declared effective under the Securities Act, duly call, give notice of, convene and, subject to certain other provisions of the Merger Agreement, within 30 business days after this joint proxy statement is mailed to its stockholders, hold its special meeting.
Neither Udemy nor Coursera will adjourn or postpone its special meeting, except if (1) as of the time for which such meeting is originally scheduled there are insufficient shares of Udemy Common Stock or Coursera Common Stock, as applicable, represented to constitute a quorum necessary to conduct the business of such meeting, (2) the Udemy Board or the Coursera Board, as applicable, has made a Recommendation Change, (3) required by applicable law, (4) necessary to ensure that any supplement or amendment to this joint proxy statement that is required by applicable law is disclosed to the holders of shares of Udemy Common Stock or Coursera Common Stock, (5) a change to the method or structure of effecting the combination of Udemy and Coursera is to be effected pursuant to a Restructuring Election (as described in the section titled “—Structure of The Merger”) or (6) Coursera and Udemy mutually agree to such adjournment or postponement; provided that in no event will Udemy or Coursera adjourn or postpone its special meeting more than two times or by more than 45 calendar days in the aggregate with respect to all such adjournments or proposals. In addition, each party must adjourn or postpone its meeting at the other party’s request in the circumstances described in the foregoing clauses (2) or (5) or if reasonably necessary to obtain the Requisite Udemy Vote or the Requisite Coursera Vote, as applicable (subject to the same limitations on the number and duration of adjournments and postponements).
Timing of Special Meetings
Coursera and Udemy have agreed to each use their reasonable best efforts to hold the Coursera Special Meeting and the Udemy Special Meeting on the same date and at the same time.
Reasonable Best Efforts
Subject to certain matters and limitations set forth in the Merger Agreement, each of Udemy and Coursera have agreed to, and to cause their respective subsidiaries to, use their reasonable best efforts: (a) to take, or cause to be taken, all actions necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement; and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any third party (other than governmental entities) that is required to be obtained by Udemy or Coursera or any of their respective subsidiaries in connection with the Merger and the other transactions contemplated by the Merger Agreement.
Stock Exchange Listing and Delisting
Coursera must use its reasonable best efforts to cause the shares of Coursera Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Udemy will cooperate with Coursera and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the Nasdaq to enable the delisting by the Surviving Entity of the shares of Udemy Common Stock from the Nasdaq and the deregistration of the shares of Udemy Common Stock under the Exchange Act as promptly as practicable after the Effective Time.
Employee Benefit Plans
Coursera and Udemy have agreed that for the period beginning at the Effective Time and ending on the first anniversary thereof, each continuing Udemy employee and each continuing Coursera employee will be provided with (1) an annual base salary or base wage rate that is not less than that provided to such employee immediately prior to the Effective Time and (2) eligibility for certain severance benefits and protections.
Coursera and Udemy have agreed that, prior to the Effective Time, Coursera and Udemy will cooperate in good faith in reviewing, evaluating and analyzing the Udemy plans and the Coursera plans with a view toward developing appropriate new employee benefit plans (collectively, “New Benefit Plans”) that will apply with respect to employees of the Combined Company and its subsidiaries after the Effective Time, which New Benefit Plans will, to the extent permitted by applicable law, and among other things:
•	treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities; and
•	not discriminate between employees who were covered by Udemy plans, on the one hand, and those covered by Coursera plans, on the other hand, at the Effective Time.
With respect to any New Benefit Plans in which any employees of Udemy or Coursera (or their respective subsidiaries) first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, the Combined Company will use commercially reasonable efforts to: (1) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such preexisting conditions, exclusions or waiting periods would apply under the analogous Udemy plans or Coursera plans, as the case may be, (2) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under a Udemy plan or a Coursera plan (to the same extent that such credit was given under the analogous Udemy plan or Coursera plan) in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plans in which such employees first become eligible to participate after the Effective Time and (3) recognize all service of such employees with Udemy or Coursera, as applicable, and their respective subsidiaries (and any predecessor entities), for all purposes in any New Benefit Plan in which such employees first become eligible to participate after the Effective Time to the same extent that such service was taken into account under the analogous Udemy plan or Coursera plan prior to the Effective Time. The foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of service, (b) for purposes of benefit accrual under any defined benefit pension plan, (c) for purposes of any benefit plan that provides retiree welfare benefits or (d) to any benefit plan that is a frozen plan or provides grandfathered benefits.
In addition, Coursera and Udemy have agreed that, for the period from the Effective Time through the first anniversary of the Effective Time, the Combined Company will honor and continue in effect the flexible work arrangement policy of both Udemy and Coursera and their respective subsidiaries, as in effect as of the signing of the Merger Agreement for all legacy employees of Udemy or Coursera and their respective subsidiaries, as applicable.
Tax Matters
Udemy will, and will cause its subsidiaries to, use reasonable best efforts to obtain (1) an opinion of Wilson Sonsini Goodrich & Rosati (or, if Wilson Sonsini Goodrich & Rosati is unable, or declines, to deliver such opinion, of such other tax counsel of nationally recognized standing reasonably acceptable to Udemy) (“Company Tax Counsel”), in form and substance reasonably satisfactory to Udemy, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and (2) any opinion(s) of counsel required by the SEC to be issued regarding the U.S. federal income tax treatment of the Merger in connection with the declaration of effectiveness of the Registration Statement by the SEC, and each of Udemy, Coursera and Merger Sub will, and will cause each of its respective subsidiaries to, use reasonable best efforts to execute and deliver a customary tax representation letter to the Company Tax Counsel and any other relevant counsel, which letter will include representations contained in certificates of officers of Udemy, Coursera and Merger Sub (and, if a Restructuring Election is effective, a second merger sub entity), reasonably satisfactory in form and substance to the Company Tax Counsel and such other representations as may be necessary or appropriate for such counsel to deliver its opinion(s) with respect to the U.S. federal income tax treatment of the Merger as of the date of the joint proxy statement or the Form S-4, if required, and as of the Closing Date, in form and substance reasonably satisfactory to such counsel.
Indemnification; Directors’ and Officers’ Insurance
From and after the Effective Time, the Combined Company will indemnify and hold harmless and advance expenses as incurred, in each case to the maximum extent permitted by applicable law, such persons that are indemnified on December 17, 2025 by Udemy or Coursera pursuant to their and their respective subsidiaries’ respective governing or organizational documents and certain specified indemnification agreements for certain matters, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of Udemy, Coursera or any of their respective subsidiaries, and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement; provided that in the case of advancement of expenses, the indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
For a period of six years after the Effective Time, the Combined Company will cause to be maintained in effect insurance coverage equivalent to the coverage under the current policies of directors’ and officers’ liability insurance maintained by Udemy as of December 17, 2025 (subject to the ability to substitute certain policies therefor) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided that the Combined Company will not be obligated to expend, on an annual basis, an amount in excess of 300% of the annual premium paid as of December 17, 2025 by Udemy for such insurance, and if such premiums for such insurance would at any time exceed such cap, then the Combined Company will cause to be maintained policies of insurance which, in the Combined Company’s good faith determination, provide the maximum coverage available at an annual premium equal to such cap. In lieu of the foregoing, Udemy may, or at Coursera’s request will, obtain at or prior to the Effective Time a six-year “tail” policy under Udemy’s existing directors’

and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if the same may be obtained for an amount that, in the aggregate, does not exceed such cap.
Advice of Changes
Udemy and Coursera must each, on or before the Closing Date, promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (1) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (2) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained in the Merger Agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition to Closing.
Stockholder Litigation
Udemy and Coursera have agreed to give each other prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by the Merger Agreement and to give the other party the opportunity to participate (at such other party’s expense) in the defense or settlement of any such litigation and the right to review and comment on all filings or responses to be made by such party in connection with any such litigation (which comments Udemy or Coursera, as applicable, will in good faith take into account). Neither Udemy nor Coursera may agree to settle any such litigation without the other party’s prior written consent, not to be unreasonably withheld, conditioned or delayed.
Corporate Governance; Headquarters; Other Matters
The parties have agreed to the matters described above under “—Organizational Documents; Directors and Officers.”
The initial composition of the Combined Company’s audit committee, human resources and compensation committee and nominating and corporate governance committee will be determined by the Combined Company Board.
From and after the Effective Time, the Combined Company intends to continue to provide charitable contributions and community support at levels substantially comparable to the levels of charitable contributions and community support provided, directly or indirectly, by Udemy and Coursera within their respective service areas prior to the Effective Time.
Public Announcements
No public release or announcement or other public statement concerning the Merger Agreement or the transactions contemplated thereby may be issued by Coursera or Udemy without the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed), except (1) as required by applicable law or the rules or regulations of any stock exchange to which the relevant party is subject, and then subject to certain procedural requirements, (2) for releases, announcements or statements made to announce a Recommendation Change, (3) in connection with any dispute between or among the parties regarding the Merger Agreement or the transactions contemplated thereby, (4) for a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party in accordance with the Merger Agreement and (5) certain other announcements to its employees.
Takeover Statutes
The parties have agreed to take all necessary steps to exempt (or ensure the continued exemption of) the Merger, the Voting Agreements and the transactions contemplated thereby from any applicable takeover statute.
Exemption from Liability Under Section 16(b)
The parties agreed to take all such steps as may be required to cause (1) in the case of Udemy, any dispositions of Udemy Common Stock or Udemy equity awards by the officers and directors of Udemy subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Udemy Insiders”) and (2) in the case of Coursera, any acquisitions of Coursera Common Stock or Coursera equity awards by any Udemy Insiders, who, immediately following the Merger, will be officers or directors of the Combined Company subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

Merger Sub Approval
Coursera agreed to, promptly following the execution of the Merger Agreement, take all action necessary to cause the Merger Agreement and the transactions contemplated thereby to be adopted by Coursera, as the sole stockholder of Merger Sub, which action was duly taken.
Payoff of Udemy Credit Agreement
Udemy has agreed to take certain actions to facilitate the termination of commitments in respect of its existing credit agreement on the Closing Date, including the repayment in full of all obligations in respect thereof.
Conditions to the Completion of the Merger
Mutual Conditions
Each party’s obligations to complete the Merger is subject to the satisfaction of the following mutual conditions:
•
Stockholder Approval. The Coursera Share Issuance Proposal and the Coursera Charter Amendment Proposal have been duly approved by Coursera Stockholders, and the Udemy Merger Proposal has been duly approved by Udemy Stockholders.

•
NYSE Listing. The shares of Coursera Common Stock issuable to Udemy Stockholders pursuant to the Merger Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

•
Regulatory Approval. (1) Any applicable waiting period (and any extension thereof) under the HSR Act, and any commitment by the parties (if any) not to consummate the Merger before a certain date under a timing agreement with a governmental entity shall have expired or been terminated (on February 9, 2026, the FTC granted early termination of the waiting period under the HSR Act); and (2) certain other specified regulatory approvals shall have been obtained or given and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated (the “Regulatory Approval Condition”).

•
No Injunctions or Restraints. No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition enjoining or preventing the consummation of the Merger shall be in effect. No law, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger.

•
Effectiveness of the Form S-4. This prospectus shall have become effective under the Securities Act, and no stop order suspending the effectiveness of this prospectus shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

Additional Conditions to the Obligations of Coursera and Merger Sub
The obligations of Coursera and Merger Sub to effect the Merger are also subject to the satisfaction, or waiver by Coursera, at or prior to the Effective Time, of the following conditions:
•
the accuracy of the representations and warranties of Udemy contained in the Merger Agreement as of December 17, 2025 and as of the Closing Date (other than representations that by their terms speak as of an earlier date, in which case as of such earlier date), subject to the materiality standards provided in the Merger Agreement;

•	Udemy shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under the Merger Agreement at or prior to the Closing Date;
•
since December 17, 2025, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect (as defined in the section titled “—Representations and Warranties—Definition of Material Adverse Effect”) on Udemy; and

•
Coursera shall have received a certificate dated as of the Closing Date and signed on behalf of Udemy by the Chief Executive Officer or the Chief Financial Officer of Udemy, certifying that the conditions set forth in the three bullet points directly above have been satisfied.

Additional Conditions to the Obligations of Udemy
The obligation of Udemy to effect the Merger is also subject to the satisfaction, or waiver by Udemy, at or prior to the Effective Time, of the following conditions:
•
the accuracy of the representations and warranties of Coursera contained in the Merger Agreement as of December 17, 2025 and as of the Closing Date (other than representations that by their terms speak as of an earlier date, in which case as of such earlier date), subject to the materiality standards provided in the Merger Agreement;

•	Coursera shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under the Merger Agreement at or prior to the Closing Date;
•
since December 17, 2025, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect (as defined in the section titled “—Representations and Warranties—Definition of Material Adverse Effect”) on Coursera;

•
Udemy shall have received a certificate dated as of the Closing Date and signed on behalf of Coursera by the Chief Executive Officer or Chief Financial Officer of Coursera, certifying that the conditions in the three bullet points directly above have been satisfied; and

•
Udemy shall have received the opinion of Company Tax Counsel, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination
Termination Rights
Coursera and Udemy may terminate the Merger Agreement at any time prior to the Effective Time by mutual written consent of Coursera and Udemy.
The Merger Agreement may also be terminated by either Coursera or Udemy at any time prior to the Effective Time in any of the following situations:
•
if any court or governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger; provided, however, that the right to terminate the Merger Agreement pursuant to the provision under this bullet point will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been a principal cause of the issuance of such order, injunction, decree, other legal restraint or prohibition and such action or failure to act constitutes a breach of the Merger Agreement (an “Injunction Termination”);

•
if the Merger has not been consummated on or before the Termination Date; provided that the Termination Date will be automatically extended (1) to March 17, 2027 if, on the Termination Date, all of the conditions to Closing have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing but subject to those conditions being capable of being satisfied) other than the Regulatory Approval Condition and the No Legal Impediment Condition (in the case of the No Legal Impediment Condition, to the extent any applicable order, injunction, decree or legal restraint is in respect of, or any such law is, the HSR Act or any other competition law) and (2) to June 17, 2027 if, on the Termination Date, as extended, all of the conditions to Closing have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing but subject to those conditions being capable of being satisfied) other than the conditions set forth in the Regulatory Approval Condition and the No Legal Impediment Condition (in the case of the No Legal Impediment Condition, to the extent any applicable order, injunction, decree or legal restraint is in respect of, or any such law is, the HSR Act or any other competition law). The right to terminate the Merger Agreement pursuant to the provisions of this bullet point however will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been a principal cause of the failure of the Closing to occur by the termination date and such action or failure to act constitutes a breach of the Merger Agreement (a “Termination Date Termination”); or

•
if (1) the Udemy Special Meeting (including any adjournments or postponements thereof in accordance with the Merger Agreement) has concluded and the Requisite Udemy Vote has not been obtained (a “Udemy No Vote Termination”) or (2) the Coursera Special Meeting (including any adjournments or postponements thereof in accordance with the Merger Agreement) has concluded and the Requisite Coursera Vote has not been obtained (a “Coursera No Vote Termination”).

In addition, the Merger Agreement may be terminated by Coursera:
•
if (1) Coursera is not then in material breach of the Merger Agreement and (2) there has been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in the Merger Agreement on the part of Udemy, which breach or failure to be true would constitute, if occurring or continuing on the Closing Date, the failure of a condition to Coursera’s obligations to consummate the Merger, which is not cured by Udemy before the earlier of (x) the business day prior to the termination date and (y) the 30th calendar day following receipt of written notice from Coursera to Udemy, or by its nature or timing cannot be cured during such period (a “Udemy Breach Termination”); or

•
at any time prior to obtaining the Requisite Udemy Vote, if (1) Udemy or the Udemy Board shall have made a Recommendation Change or (2) there has been a breach by Udemy in any material respect of certain of its obligations under the Merger Agreement described under the sections titled “—No Solicitation; Changes of Recommendation” and “—Special Meetings”.

Further, the Merger Agreement may be terminated by Udemy:
•
if (1) Udemy is not then in material breach of the Merger Agreement and (2) there has been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in the Merger Agreement on the part of Coursera, which breach or failure to be true would constitute, if occurring or continuing on the Closing Date, the failure of a condition to Udemy’s obligations to consummate the Merger, which is not cured by Coursera before the earlier of (x) the business day prior to the termination date and (y) the 30th calendar day following receipt of written notice from Udemy to Coursera, or by its nature or timing cannot be cured during such period (a “Coursera Breach Termination”); or

•
at any time prior to obtaining the Requisite Coursera Vote, if (1) Coursera or the Coursera Board shall have made a Recommendation Change or (2) there has been a breach by Coursera in any material respect of certain of its obligations under the Merger Agreement described under the sections titled “—No Solicitation; Changes of Recommendation” and “—Special Meetings”.

Termination Fees
The Merger Agreement requires Coursera or Udemy, as applicable, to pay the other party the Termination Fee of $40.5 million if, after December 17, 2025 and prior to the termination of the Merger Agreement, a bona fide Acquisition Proposal has been made with respect to such party (and not withdrawn at least two business days prior to such party’s special meeting) and additionally:
•
thereafter the Merger Agreement is terminated (1) by either party due to the occurrence of the Termination Date without the Requisite Coursera Vote (in the case of Coursera) or the Requisite Udemy Vote (in the case of Udemy) having been obtained (and all other conditions of such party’s obligations to effect the Merger were satisfied or, with respect to those conditions that by their nature can only be satisfied at the Closing, were capable of being satisfied as of the date of such termination), (2) by the other party because of a breach of the Merger Agreement by such party that would constitute, if occurring or continuing on the Closing Date, the failure of a condition to the other party’s obligations to consummate the Merger or (3) by either party because such first party’s special meeting (including any adjournments or postponements thereof in accordance with the Merger Agreement) has been concluded and the Requisite Coursera Vote (in the case of Coursera) or the Requisite Udemy Vote (in the case of Udemy) was not obtained; and

•
prior to the date that is 12 months after the date of such termination, such party enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (for purposes of this bullet point, with all references in the definition of Acquisition Proposal to “25%” instead referring to “50%”).

In addition, each party must pay the other party the Termination Fee if the Merger Agreement is terminated by the other party because (1) such first party’s board of directors made a Recommendation Change or (2) such first party breached in any material respect certain of its obligations under the Merger Agreement described under the sections titled “—No Solicitation; Changes of Recommendation” and “—Special Meetings”.
Expenses Reimbursement
Furthermore, Coursera or Udemy, as applicable, is required to pay the other party the Expense Reimbursement Payment of $8 million if the Merger Agreement is terminated (1) by either party pursuant to a Coursera No Vote Termination (in the case of Coursera) or a Udemy No Vote Termination (in the case of Udemy) or (2) if the Merger Agreement is terminated pursuant to an Injunction Termination, a Termination Date Termination, a Udemy Breach Termination or a Coursera Breach Termination, as applicable, or a Udemy No Vote Termination or a Coursera No Vote Termination, as applicable, in each case, if, at such time, the other party was entitled to terminate the Merger Agreement on the basis described in the foregoing clause (1).
The Expense Reimbursement Payment will be credited against any Termination Fee owed by the party that pays the Expense Reimbursement Payment. In no event will a party be required to pay the Termination Fee on more than one occasion.
Effect of Termination
In the event of the valid termination of the Merger Agreement pursuant to the provisions described in the section titled “—Termination,” the Merger Agreement will become void and have no effect, and no party or any their respective subsidiaries or officers or directors will have any liability thereunder, except that (1) the Confidentiality Agreement, the Clean Team Agreement and certain specified provisions of the Merger Agreement will survive any termination and (2) neither Coursera nor Udemy will be relieved or released from any liabilities or damages arising out of its intentional (and not reckless) fraud or Willful Breach. Except in the case of (a) intentional (and not reckless) fraud or (b) a Willful Breach, the payment of the Termination Fee, in circumstances in which it is due pursuant to the terms of the Merger Agreement, and Expense Reimbursement Payment will be the sole and exclusive remedy of each party under the Merger Agreement following the termination thereof.
Amendment; Extension; Waiver
The Merger Agreement may be amended by Coursera, Merger Sub and Udemy at any time before or after the receipt of the Requisite Udemy Vote or the Requisite Coursera Vote and prior to the Effective Time. After the receipt of the Requisite Udemy Vote or the Requisite Coursera Vote, there may not be, without further approval of the stockholders of Udemy or Coursera, as applicable, any amendment of the Merger Agreement that requires such further approvals under applicable law.
At any time prior to the Effective Time, each of the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit; provided that after the receipt of the Requisite Udemy Vote or the Requisite Coursera Vote, there may not be, without further approval of the stockholders of Udemy or Coursera, as applicable, any extension or waiver of the Merger Agreement that requires such further approval under applicable law.
Expenses
Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby will be paid by the party incurring such expense; provided that the costs and expenses of filing, printing and mailing this joint proxy statement (including the SEC filing fee payable in connection therewith) and all filing and other fees paid to governmental entities in connection with the Merger and the other transactions contemplated thereby will be borne equally by Coursera and Udemy. Except as set forth in the Merger Agreement and subject to the occurrence of the Closing, Coursera will pay or cause to be paid all transfer (including real estate transfer), stamp and documentary taxes imposed on Coursera, Udemy, the Combined Company or their respective subsidiaries as a result of the consummation of the Merger.
Specific Performance
Coursera, Udemy and Merger Sub have agreed that each of them will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement. Coursera, Udemy and Merger Sub accordingly have waived (1) any defense in any action for specific performance that monetary damages or another remedy at law would be adequate and (2) any requirement under any applicable law to prove actual damages or post security or a bond as a prerequisite to obtaining equitable relief.
Third-Party Beneficiaries
Except for the right of the indemnified persons to enforce the obligations described under “—Indemnification; Directors’ and Officers’ Insurance,” nothing in the Merger Agreement is intended to confer upon any person other than the parties thereto any rights, except (1) for the right of the holders of Udemy Common Stock and Udemy Equity Awards to receive the Merger Consideration following the Effective Time in accordance with the terms of the Merger Agreement and (2) subject to certain provisions in the Merger Agreement, if either party seeks monetary damages in the event of a breach of the Merger Agreement, such damages may include, in addition to any other damages that may be available at law or in equity, damages on behalf of holders of such party’s common stock and equity awards, which, in either case, may include damages based on the loss of the economic benefits of the Merger (including any synergies), a decrease in share value or lost premium. The rights granted pursuant to clause (2) of the preceding sentence will only be enforceable on behalf of such holders by Udemy or Coursera, as the case may be, in its sole and absolute discretion, as agent for such applicable holders and, consequently, any damages, settlements or other amounts recovered or received on behalf of such holders may be distributed to such holders, in whole or in part, or retained by Udemy or Coursera, as the case may be, in its sole and absolute discretion.
Governing Law
The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware.

OTHER AGREEMENTS RELATED TO THE MERGER
The following is a summary of the material terms and conditions of the Voting Agreements. This summary may not contain all the information about the Voting Agreements that is important to you. This summary is qualified in its entirety by reference to the Udemy Stockholder Voting Agreement and the Coursera Stockholder Voting Agreement attached as Annexes C and D, respectively, to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Voting Agreements carefully and in their entirety.
In your review of the representations and warranties contained in the Voting Agreements, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the Voting Agreements, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the Voting Agreements were signed on December 17, 2025.
Udemy Stockholder Voting Agreement
In connection with the transactions contemplated by the Merger Agreement, on December 17, 2025, the Udemy Significant Stockholders entered into the Udemy Stockholder Voting Agreement.
As of December 17, 2025, the Udemy Significant Stockholders owned shares of Udemy Common Stock representing approximately 26% of the total outstanding shares of Udemy Common Stock.
Pursuant to the Udemy Stockholders Voting Agreement, each of the Udemy Significant Stockholders agreed, respectively, among other things, (i) to vote (or cause to be voted) all of the shares of Udemy Common Stock that such Udemy Significant Stockholders beneficially own on or after December 17, 2025: (a) in favor of (1) the adoption and approval of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, (2) any proposal to adjourn or postpone any meeting of the stockholders of Udemy at which the foregoing matter is submitted for consideration if there is not a quorum or sufficient votes for approval of such matter on the date on which the meeting is held to vote upon any of the foregoing matters and (3) any other matter or action necessary for the consummation of the Merger, in each case, on the terms and subject to the conditions set forth therein; and (b) against (1) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger not being fulfilled, (2) any Acquisition Proposal (other than the Merger and the transactions contemplated by the Merger Agreement) or (3) any action which would reasonably be expected to prevent, materially impair, materially delay or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger, (ii) that neither it nor any of its controlled affiliates, directors or officers will, and that it will direct its other representatives to the extent acting on its behalf not to, take any of the actions described in the first four bullet points in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation” (with no exception for entering into a confidentiality agreement), (iii) to take certain actions with respect to making certain regulatory filings and obtaining certain regulatory approvals (and Coursera has agreed to pay all documented filing fees incurred by the Udemy Significant Stockholders in connection with such filings) and cooperating with Udemy and Coursera with respect to the same, (iv) not to transfer shares of Udemy Common Stock prior to the termination of the Udemy Stockholder Voting Agreement (subject to certain exceptions), (v) not to commence or participate in (and to take all actions necessary to opt out of any class in any class action with respect to) any claim, derivative or otherwise, against Coursera, Merger Sub, Udemy or any of their respective affiliates relating to the negotiation, execution or delivery of the Udemy Stockholder Voting Agreement or the Merger Agreement or the consummation of the transactions contemplated thereby, including for alleged breaches of any fiduciary duty of Udemy’s Board in connection with therewith and (vi) neither it nor any of its controlled affiliates will purchase or acquire, directly or indirectly, beneficial ownership of any shares of Coursera Common Stock.
The Udemy Stockholder Voting Agreement will terminate on the earliest to occur of (1) the Effective Time, (2) the date on which the Merger Agreement is terminated in accordance with its terms, (3) the termination of the Udemy Stockholder Voting Agreement by written agreement of all of the parties thereto and (4) the date on which any amendment to the Merger Agreement is effected, or any waiver of Udemy’s rights under the Merger Agreement is granted, in each case, without the Udemy Significant Stockholders’ prior written consent, that reduces the Exchange Ratio (except as the result of a stock split) or changes the form of the Merger Consideration (other than an addition of any cash consideration) (any event described in this clause (4), a “Udemy Stockholder Adverse Change”).

Under the Udemy Stockholders Voting Agreement, Coursera agreed to, promptly following the Effective Time, file a resale shelf registration statement covering the resale of the Merger Consideration received by the Udemy Significant Stockholders in the Merger continuing for a period of two years, on customary terms (including customary blackout periods) to be agreed by the parties in good faith, subject to certain exceptions set forth in the Udemy Stockholders Voting Agreement.
Pursuant to the Udemy Stockholder Voting Agreement, the parties thereto will be entitled to an injunction to prevent breaches or threatened breaches thereof or to enforce specifically the performance of the terms and provisions thereof. The Udemy Stockholder Voting Agreement is governed by Delaware law.
Coursera Stockholder Voting Agreement
In connection with the transactions contemplated by the Merger Agreement, on December 17, 2025, the Coursera Significant Stockholders entered into the Coursera Stockholder Voting Agreement.
As of December 17, 2025, the Coursera Significant Stockholders owned shares of Coursera Common Stock representing approximately 12% of the total outstanding shares of Coursera Common Stock.
The terms of the Coursera Stockholder Voting Agreement are generally identical in all material respects to the Udemy Stockholder Voting Agreement, including those described above, except that (1) the Coursera Significant Stockholders’ obligations are in respect of their shares of Coursera Common Stock and, instead of agreeing to vote in favor of the adoption and approval of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, the Coursera Significant Stockholders agreed to vote in favor of the approval of the Charter Amendment and the Share Issuance on the terms and subject to the conditions set forth therein, (2) each Coursera Significant Stockholder agreed that neither it nor any of its controlled affiliates will purchase or acquire, directly or indirectly, beneficial ownership of any shares of Udemy Common Stock (as opposed to Coursera Common Stock), (3) instead of the Coursera Stockholder Voting Agreement terminating upon the occurrence of a Udemy Stockholder Adverse Change, the Coursera Stockholder Voting Agreement will terminate upon, among the other termination triggers described above, the date on which any amendment to the Merger Agreement is effected, or any waiver of Coursera’s rights under the Merger Agreement is granted, in each case, without the Coursera Significant Stockholders’ prior written consent, that increases the Exchange Ratio (except as the result of a stock split) or changes the form of the Merger Consideration, (4) the Coursera Significant Stockholders did not agree to take certain actions with respect to making certain regulatory filings and obtaining certain regulatory approvals (and therefore Coursera has not agreed to pay any related fees), other than cooperating with Udemy and Coursera with respect to certain regulatory filings and regulatory approvals, (5) the Coursera Stockholder Voting Agreement does not contain any provisions regarding a resale shelf registration statement and (6) each Coursera Significant Stockholder agreed not to commence or participate in (and to take all actions necessary to opt out of any class in any class action with respect to) any claim, derivative or otherwise, against Coursera, Merger Sub, Udemy or any of their respective affiliates relating to the negotiation, execution or delivery of the Coursera Stockholder Voting Agreement (as opposed to the Udemy Stockholder Voting Agreement) or the Merger Agreement or the consummation of the transactions contemplated thereby, including for alleged breaches of any fiduciary duty of Coursera’s Board (as opposed to Udemy’s Board) in connection with therewith.

COURSERA CHARTER AMENDMENT
This section describes the material terms of the proposed Coursera Charter Amendment, which will be adopted if the Coursera Charter Amendment Proposal is approved. The description of the Coursera Charter Amendment in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Coursera Charter Amendment, the form of which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the Coursera Charter Amendment that is important to you. You are encouraged to read the Coursera Charter Amendment carefully and in its entirety.
The Coursera Charter currently provides that the total number of shares of Coursera Common Stock that Coursera is authorized to issue is 300,000,000 shares. Coursera is seeking to amend the Coursera Charter prior to the Merger in order to increase the number of authorized shares of Coursera Common Stock from 300,000,000 shares to 600,000,000 shares.
The Coursera Board believes that the increased number of authorized shares of Coursera Common Stock contemplated by the proposed amendment is important to the Combined Company in order for additional shares to be available for issuance from time to time, without further action or authorization by the Coursera Stockholders (except as required by applicable law or the NYSE rules), if needed for such corporate purposes as may be determined by the Coursera Board. The additional 300,000,000 shares authorized would be a part of the existing class of Coursera Common Stock and, if issued, would have the same rights and privileges as the shares of Coursera Common Stock presently issued and outstanding.
If the Coursera Stockholders approve the Coursera Charter Amendment Proposal and the Merger is completed, Coursera expects to file a certificate of amendment with the Secretary of State of the State of Delaware, in the form attached to this joint proxy statement/prospectus as Annex B, to increase the number of authorized shares of its capital and common stock.
As of [ ], there were [ ] shares of Coursera Common Stock issued and outstanding and another [ ] shares reserved for issuance. Upon the completion of the Merger, Coursera anticipates issuing up to [ ] shares of Coursera Common Stock, resulting in [ ] shares of Coursera Common Stock issued and outstanding or reserved for issuance, which represents approximately [ ]% of Coursera’s authorized shares of Coursera Common Stock. The number of shares of Coursera Common Stock that Coursera anticipates issuing in the Merger is based on the [ ] shares of Udemy Common Stock outstanding and the [ ] Udemy equity awards currently estimated to be settled in Coursera Common Stock. Approval of the Coursera Charter Amendment Proposal is a condition to the completion of Merger.
Other than payment of the Merger Consideration and in connection with ordinary course equity compensation grants, the Coursera Board has no immediate plans to issue additional shares of Coursera Common Stock or securities that are convertible into Coursera Common Stock. However, the Coursera Board desires to have the shares available to provide flexibility for business and financial purposes and provide appropriate equity incentives for Coursera’s employees, officers, directors, consultants and advisors. The additional shares may be used for various purposes without further stockholder approval. These purposes may include: (1) raising capital, if Coursera has an appropriate opportunity, through offerings of common stock or securities that are convertible into or exchangeable for shares of common stock; (2) exchanges of common stock or securities that are convertible into or exchangeable for shares of common stock for other outstanding securities; (3) providing equity incentives to employees, officers, directors, consultants or advisors; (4) expanding Coursera’s business through the acquisition of other businesses or assets; (5) stock splits, dividends and similar transactions; and (6) other purposes.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following discussion addresses the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of shares of Udemy Common Stock that exchange their shares of Udemy Common Stock for shares of Coursera Common Stock in the Merger. The discussion is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretations. Any such change or differing interpretation could affect the accuracy of the statements made in this discussion. This discussion assumes that the Merger will be completed in accordance with the Merger Agreement and as further described in this joint proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the Merger and, in particular, does not address any state, local or non-U.S. income tax consequences, nor does it address the Medicare contribution tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) or any U.S. federal laws other than those pertaining to U.S. federal income tax. This discussion also does not address tax consequences to any holders that are not U.S. holders.
For purposes of this discussion, the term “U.S. holder” refers to a beneficial owner of Udemy Common Stock that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person (as defined in the Code); or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.
This discussion applies only to U.S. holders of Udemy Common Stock that hold their shares of Udemy Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of its particular circumstances or to holders subject to special treatment under the U.S. federal income tax laws, including, for example:
•	banks, thrifts, mutual funds or other financial institutions;
•
partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities);

•	insurance companies;
•	tax-exempt organizations or governmental organizations;
•	dealers or brokers in stocks and securities, commodities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	individual retirement or other deferred accounts;
•	persons that hold shares of Udemy Common Stock as part of a straddle, hedge, appreciated financial position, constructive sale, conversion, integrated or other risk reduction transaction;
•	regulated investment companies;
•	real estate investment trusts;
•	persons whose “functional currency” is not the U.S. dollar;
•	U.S. expatriates;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”;
•
holders who directly, indirectly or constructively hold (or directly, indirectly or constructively held at any time during the five-year period ending on the date of the disposition of such holder’s Udemy Common Stock pursuant to the Merger) 5% or more of Udemy Common Stock; and

•
stockholders who acquired their shares of Udemy Common Stock through the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation or through a tax-qualified retirement plan.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Udemy Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and partnership. Partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the Merger to them.
This discussion is not tax advice and does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the Merger. The actual tax consequences of the Merger to you may be complex and will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the Merger (including the ownership and disposition of Coursera Common Stock received in the Merger) in your particular circumstances, including the applicability and effect of any alternative minimum tax and any federal, state, local or foreign and other tax laws and of any potential changes in those laws.
Coursera and Udemy intend for the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of Udemy to complete the Merger that Udemy receives an opinion from external counsel, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) will be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. The foregoing opinion of counsel will be based on, among other things, certain representations made by Coursera and Udemy and certain assumptions, all of which must be consistent with the state of facts existing at the time of the Merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinion may be invalid, and the conclusions reached therein could be jeopardized. In addition, an opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion. Accordingly, there can be no assurance that the IRS would not challenge the qualification of the Merger as a “reorganization” or that such a challenge would not be sustained by a court. If the IRS were to challenge the “reorganization” status of the Merger successfully, the tax consequences would differ from those set forth in this joint proxy statement/prospectus and holders of Udemy Common Stock could be subject to U.S. federal income tax upon the receipt of Coursera Common Stock in the Merger.
Exchange of Shares of Udemy Common Stock for Shares of Coursera Common Stock
Provided that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the Merger to U.S. holders of Udemy Common Stock generally will be as follows.
U.S. holders who exchange their shares of Udemy Common Stock for shares of Coursera Common Stock in the Merger generally will not recognize any gain or loss upon the exchange for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Coursera Common Stock (which will be subject to U.S. federal income tax in the manner described below). A U.S. holder’s aggregate tax basis in the shares of Coursera Common Stock received in the Merger (including any fractional share deemed received and sold for cash, as discussed below) generally will equal such U.S. holder’s aggregate adjusted tax basis in the shares of Udemy Common Stock surrendered in the Merger. The holding period of the shares of Coursera Common Stock received by a U.S. holder in the Merger (including any fractional share deemed received and sold for cash, as discussed below) will include such U.S. holder’s holding period for the shares of Udemy Common Stock surrendered in the Merger. If a U.S. holder holds different blocks of Udemy Common Stock (generally, Udemy Common Stock acquired on different dates or at different prices), such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Coursera Common Stock received in the Merger.
Receipt of Cash in Lieu of Fractional Shares
A U.S. holder who receives cash in lieu of a fractional share of Coursera Common Stock as a part of the Merger will generally recognize capital gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received for such fractional share and the portion of the U.S. holder’s tax basis in the shares of Udemy Common Stock allocable to the fractional share. Such capital gain or loss will generally be long-term capital gain or loss if, as of the Effective Time, the holding period for such fractional share of Coursera Common Stock (including such U.S. holder’s holding period for the shares of Udemy Common Stock surrendered for such fractional shares of Coursera Common Stock) is more than one year. Long-term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Backup Withholding and Information Reporting
Payments of any cash to U.S. holders in lieu of a fractional share of Coursera Common Stock in connection with the Merger generally will be subject to information reporting and may be subject to U.S. federal backup withholding (currently, at a rate of 24%). To prevent backup withholding, U.S. holders of Udemy Common Stock should (1) provide the Exchange Agent (or other applicable withholding agent) with a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and that such U.S. holder is not subject to backup withholding and otherwise comply with all the applicable backup withholding rules or (2) otherwise establish an applicable exemption from backup withholding. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. holder of shares of Udemy Common Stock under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s federal income tax liability; provided that such U.S. holder timely furnishes the required information to the IRS.
The preceding discussion is intended only as a general overview of the material U.S. federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the Merger, including tax return reporting requirements, the applicability and effect of U.S. federal, state and local, non-U.S. and other tax laws and the effect of any proposed changes in the tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X of the Exchange Act and should be read in conjunction with the accompanying notes. The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Coursera and the historical consolidated financial position and results of operations of Udemy after giving effect to the Merger as further described in Note 1. Description of the Transactions and Basis of Presentation and the pro forma effects of certain assumptions and adjustments described in “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” below. The unaudited pro forma condensed combined financial information has been prepared to give effect to the following (collectively, the “Transactions”):
•
Application of the acquisition method of accounting under the provisions of the FASB ASC 805 where the assets and liabilities of Udemy will be recorded by Coursera at their respective fair values as of the Closing Date;

•	Preliminary adjustments to conform the financial statement presentation of Udemy to that of Coursera; and
•	Adjustments to reflect estimated transaction costs of the Merger.
The unaudited pro forma condensed combined financial information and related notes are derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are incorporated by reference into this joint proxy statement/prospectus:
•	The historical audited consolidated financial statements of Coursera and the related notes included in Coursera’s Annual Report on Form 10-K as of and for the year ended December 31, 2025; and
•	The historical audited consolidated financial statements of Udemy and the related notes included in Udemy’s Annual Report on Form 10-K as of and for the year ended December 31, 2025.
The unaudited pro forma condensed combined financial information should also be read together with other financial data included elsewhere in, or incorporated by reference into, as applicable, this joint proxy statement/prospectus.
The unaudited pro forma condensed combined balance sheet as of December 31, 2025, gives pro forma effect to the Merger and the Transactions as if they had occurred on December 31, 2025. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 give effect to the Merger and the Transactions as if they had occurred on January 1, 2025, the first day of Coursera’s fiscal year 2025 and combine the historical results of Coursera and Udemy.
The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting pursuant to the provisions of ASC 805, whereby Coursera is considered the accounting acquirer. The consideration transferred will be allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the Closing Date, and any excess value of the consideration transferred over the acquired net assets will be recognized as goodwill. The assets and liabilities of Udemy have been measured based on various preliminary estimates using assumptions that Coursera believes are reasonable, based on information that is currently available. The unaudited pro forma condensed combined financial information is based on preliminary accounting conclusions subject to potential revision, and as a result, has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Transactions occurred on the dates indicated.
The unaudited pro forma condensed combined financial information appearing below is based on available preliminary information and certain assumptions that are believed to be reasonable as of the date of this joint proxy statement/prospectus and also does not consider any potential effects of changes in market conditions on revenues or expense efficiencies, among other factors. Future results may vary significantly from the results reflected because of various factors, including those discussed in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” and the consolidated audited and unaudited financial statements of Coursera and Udemy included, or incorporated by reference, as applicable, in this joint proxy statement/prospectus. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2025
(In millions)

	Coursera Historical	Udemy Historical	Reclassification Adjustments	Notes	Acquisition Transaction Accounting Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$792.6	$231.5	$(2.4)	2(a)	$—		$1,021.7
Restricted cash, current	—	0.2	(0.2)	2(b)	—		—
Marketable securities	—	127.3	—		—		127.3
Accounts receivable, net	65.4	95.9	2.4	2(a)	—		163.7
Deferred costs, net	19.6	—	43.9	2(c)	(43.9)	4(a)	19.6
Prepaid expenses and other current assets	20.5	25.4	0.2	2(b)	—		46.1
Deferred contract costs, current	—	43.9	(43.9)	2(c)	—		—
Total current assets	898.1	524.2	—		(43.9)		1,378.4
Property, equipment, and software, net	43.4	6.7	29.0	2(d)	(29.0)	4(b)	50.1
Capitalized software, net	—	29.0	(29.0)	2(d)	—		—
Operating lease right-of-use assets	—	9.0	(9.0)	2(e)	—		—
Restricted cash, non-current	—	0.2	(0.2)	2(f)	—		—
Deferred contract costs, non-current	—	28.0	(28.0)	2(g)	—		—
Intangible assets, net	27.1	2.4	—		367.6	4(c)	397.1
Goodwill	—	12.6	—		250.3	4(d)	262.9
Other assets	31.4	5.6	37.2	2(e)(f)(g)	(28.1)	4(a)(e)(g)	46.1
Total assets	$1,000.0	$617.7	$—		$516.9		$2,134.6
Liabilities and Stockholders’ Equity
Current liabilities:
Content liabilities	$100.0	$—	$33.2	2(h)	$—		$133.2
Content costs payable	—	33.2	(33.2)	2(h)	—		—
Other accounts payable and accrued expenses	29.8	—	34.4	2(i)(j)	32.2	4(f)	96.4
Accounts payable	—	8.2	(8.2)	2(i)	—		—
Accrued expenses and other current liabilities	—	32.1	(32.1)	2(j)	—		—
Accrued compensation and benefits	36.7	28.0	—		18.6	4(h)	83.3
Deferred revenue, current	180.9	294.1	—		—		475.0
Operating lease liabilities, current	—	4.5	(4.5)	2(k)	—		—
Other current liabilities	10.5	—	10.4	2(j)(k)	—		20.9
Total current liabilities	357.9	400.1	—		50.8		808.8
Operating lease liabilities, non-current	—	5.7	(5.7)	2(l)	—		—
Deferred revenue, non-current	1.4	1.2	—		—		2.6
Other liabilities	5.0	0.2	5.7	2(l)	—		10.9
Total liabilities	364.3	407.2	—		50.8		822.3
Stockholders’ equity:
Preferred stock	—	—	—		—		—
Common stock	—	—	—		—		—
Additional paid-in capital	1,546.9	1,011.5	—		(284.1)	4(i)	2,274.3
Accumulated other comprehensive income (loss)	—	0.2	—		(0.2)	4(i)	—
Treasury stock, at cost	—	—	—		—		—
Accumulated deficit	(911.2)	(801.2)	—		750.4	4(i)	(962.0)
Total stockholders’ equity	635.7	210.5	—		466.1		1,312.3
Total liabilities and stockholders’ equity	$1,000.0	$617.7	$—		$516.9		$2,134.6

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2025
(In millions, except per share amounts)

	Coursera Historical	Udemy Historical	Reclassification Adjustments	Notes	Acquisition Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue	$757.5	$789.8	$—		$—		$1,547.3
Cost of revenue	344.1	271.4	—		12.6	5(a)(b)	628.1
Gross profit	413.4	518.4	—		(12.6)		919.2
Operating expenses:
Research and development	121.6	101.5	—		6.2	5(a)(d)	229.3
Sales and marketing	255.7	326.5	—		46.9	5(a)(d)	629.1
General and administrative	114.4	93.0	—		37.9	5(d)	245.3
Restructuring related charges	(0.9)	1.6	—		—		0.7
Total operating expenses	490.8	522.6	—		91.0		1,104.4
Loss from operations	(77.4)	(4.2)	—		(103.6)		(185.2)
Interest income, net	32.0	—	13.5	2(m)	0.3	5(c)	45.8
Interest income	—	14.2	(14.2)	2(m)	—		—
Interest expense	—	(0.7)	0.7	2(m)	—		—
Other income (expense), net	(0.5)	(1.0)	—		—		(1.5)
(Loss) income before income taxes	(45.9)	8.3	—		(103.3)		(140.9)
Income tax expense (benefit)	5.1	4.5	—		—		9.6
Net (loss) income	$(51.0)	$3.8	$—		$(103.3)		$(150.5)
Net (loss) income per share—basic and diluted	$(0.31)	$0.03					$(0.53)
Weighted average shares used in computing net loss per share—basic	163.8	148.2					281.7
Weighted average shares used in computing net loss per share—diluted	163.8	150.0					281.7

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1. Description of the Transactions and Basis of Presentation
Description of the Merger
On December 17, 2025, Coursera entered into the Merger Agreement with Udemy and Merger Sub, pursuant to which and subject to the terms and conditions therein, at the Effective Time, Merger Sub will merge with and into Udemy, with Udemy surviving as a wholly owned subsidiary of Coursera (unless a Restructuring Election is effective, in which case, the Two-Step Merger will occur). As a result of the Merger, each issued and outstanding Eligible Share of Udemy Common Stock will be converted into the right to receive 0.800 newly issued, fully paid and non-assessable shares of Coursera Common Stock.
Basis of Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the historical unaudited condensed consolidated balance sheets of Coursera and Udemy, giving effect to the Transactions as if they had been consummated on December 31, 2025. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 combine the historical condensed consolidated statements of operations of Coursera and Udemy, giving effect to the Transactions as if they had been consummated on January 1, 2025.
The unaudited pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the Merger under the acquisition method of accounting whereby Coursera is considered the accounting acquirer. The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not necessarily indicate the financial results of the Combined Company had the companies been combined at the beginning of the periods presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the Combined Company. The results of operations of the Combined Company will be reported prospectively after the Closing Date following completion of the Merger. Under the acquisition method of accounting, the assets and liabilities of Udemy, as of the Closing Date, will be recorded by Coursera at their estimated fair values and any excess of the consideration transferred over the fair value of Udemy’s net assets will be allocated to goodwill. The pro forma allocation of the consideration transferred reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary materially from the actual allocation that will be recorded at the time the Merger is completed since, among other reasons, certain information will not be available until after the Merger is completed.
The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Merger.
The estimated value of any payments and benefits due to executive change in control and severance agreements has not been reflected, as Coursera has not yet finalized post-closing employment arrangements.
Note 2. Coursera and Udemy Reclassification Adjustments
During the preparation of the unaudited pro forma condensed combined financial information, Coursera performed a preliminary analysis of Udemy’s financial information to identify differences in accounting policies and financial statement presentation as compared to those of Coursera. At this time, Coursera is not aware of any material differences between the accounting policies of Coursera and Udemy that would continue to exist subsequent to the Closing Date and the application of acquisition accounting. However, certain reclassification adjustments have been made to conform Udemy’s historical financial statements to the presentation used by Coursera in the preparation of the unaudited pro forma condensed combined financial information.
Following the Closing, Coursera will conduct a more detailed review of Udemy’s accounting policies to determine if differences in accounting policies require further reclassification or adjustment of Udemy’s results of operations, or reclassification or adjustment of assets or liabilities, to conform to Coursera’s accounting policies and presentation. As a result, Coursera may identify additional differences between the accounting policies of Coursera and Udemy that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. In certain cases, the information necessary to evaluate the differences in accounting policies and impacts thereof will not be available until after the Merger is completed.

The following reclassification adjustments were made to conform the presentation of Udemy’s historical unaudited condensed consolidated balance sheet as of December 31, 2025, to Coursera’s presentation:
(a)	Represents a reclassification from cash and cash equivalents to accounts receivable, net.
(b)	Represents a reclassification of restricted cash, current to prepaid expenses and other current assets.
(c)	Represents a reclassification of deferred contract costs, current to deferred costs, net.
(d)	Represents a reclassification of capitalized software, net to property, equipment, and software, net.
(e)	Represents a reclassification of operating lease right-of-use assets to other assets.
(f)	Represents a reclassification of restricted cash, non-current to other assets.
(g)	Represents a reclassification of deferred contract costs, non-current to other assets.
(h)	Represents a reclassification of content costs payable to content liabilities.
(i)	Represents a reclassification of accounts payable to other accounts payable and accrued expenses.
(j)	Represents a reclassification of $26.2 million of accrued expenses and other current liabilities to other accounts payable and accrued expenses and $5.9 million to other current liabilities.
(k)	Represents a reclassification of operating lease liabilities, current to other current liabilities.
(l)	Represents a reclassification of operating lease liabilities, non-current to other liabilities.
The following reclassification adjustments were made to conform the presentation of Udemy’s historical unaudited condensed consolidated statement of operations for the year ended December 31, 2025, and Udemy’s historical audited consolidated statement of operations for the year ended December 31, 2025, to Coursera’s presentation:
(m)	Represents a reclassification of interest income and interest expense to interest income, net.
Note 3. Preliminary Purchase Price Allocation
Preliminary Estimated Merger Consideration
The total preliminary estimated Merger Consideration is calculated as follows (in millions, except exchange ratio and price per share):

Shares of Udemy Common Stock outstanding as of December 31, 2025	145.0
Exchange Ratio	0.800
Shares of Coursera Common Stock to be issued to holders of Udemy Common Stock	116.0
Less: Shares of Common Stock subject to unvested service conditions	(0.6)
Estimated shares of Coursera Common Stock issued as share consideration	115.4
Price per share of Coursera Common Stock(1)	$6.13
Estimated fair value of share consideration	$707.4
Estimated fair value of share consideration to be issued to holders of Udemy Stock Options(2)	$0.9
Estimated fair value of share consideration to be issued to holders of Director Awards(3)	$1.5
Estimated fair value of replacement equity awards attributable to pre-combination services(4)	$17.6
Total preliminary estimated Merger Consideration	$727.4

(1)	Represents the closing price per share of Coursera Common Stock as of February 17, 2026.
(2)
Represents the preliminary estimated fair value of $0.9 million as of February 17, 2026 for shares of Coursera Common Stock to be issued to holders of Udemy Stock Options in connection with the Merger.

(3)
Represents the preliminary estimated fair value of $1.5 million as of February 17, 2026 for shares of Coursera Common Stock to be issued to non-employee directors who hold Udemy RSU Awards in connection with the Merger.

(4)
Represents the estimated fair value of $17.6 million as of February 17, 2026 of certain Udemy RSU Awards and Udemy PSU Awards granted to employees attributable to pre-combination services which are expected to be replaced by Coursera RSU Awards and shares of Coursera Common Stock in connection with the Merger.

The preliminary estimated Merger Consideration includes (i) shares of Coursera Common Stock issued to holders of Udemy Common Stock, (ii) both unvested RSUs to directors and Udemy Stock Options that automatically vest at close, and (iii) the fair value of replacement RSU and PSU awards for pre-combination services. Stock-based compensation expense for the replacement equity awards includes the exchange of unvested service-based RSUs and PSUs for which post-combination expense will be recognized over a weighted-average period of 2.1 years. The total unrecognized employee compensation cost related to unvested replacement equity awards is estimated to be $60.8 million. There was no incremental post-acquisition expense in excess of that recorded in the historical financial statements of Udemy as a result of the replacement equity awards.
The final Merger Consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the price of Coursera Common Stock up to the Closing Date. A sensitivity analysis related to the fluctuation in the price of Coursera Common Stock was performed to assess the impact of a hypothetical change of 30% in the market price of Coursera Common Stock on the preliminary estimated Merger Consideration. Coursera believes that a 30% fluctuation in the market price of Coursera Common Stock is reasonably possible based on historical volatility. An increase or decrease in the closing price of Coursera Common Stock could potentially result in a change of goodwill as of the Closing Date.
The following table shows the total preliminary estimated Merger Consideration resulting from a change in Coursera Common Stock price (in millions, except price per share):

	Stock Price	Total Preliminary Estimated Merger Consideration	Increase/(Decrease) to Estimated Goodwill
30% increase	$7.97	$945.8	$218.4
30% decrease	$4.29	$509.0	$(218.4)

Preliminary Purchase Price Allocation
The preliminary estimated Merger Consideration as shown in the table above is allocated to the identifiable tangible and intangible assets acquired and liabilities assumed of Udemy based on their preliminary estimated fair values. The fair value assessments are preliminary and are based on available information and certain assumptions, which Coursera believes are reasonable. Accordingly, the preliminary purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed.
The following table sets forth a preliminary allocation of the total preliminary estimated Merger Consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Udemy using Udemy’s historical unaudited condensed consolidated balance sheet as of December 31, 2025, adjusted for reclassifications and presentational alignment to that of Coursera’s historical financial information (in millions):

As of December 31, 2025
Assets
Cash and cash equivalents	$229.1
Marketable securities	127.3
Accounts receivable, net	98.3
Prepaid expenses and other current assets	25.6
Property, equipment, and software, net	6.7
Intangible assets, net	370.0
Other assets	14.7
Total assets	871.7
Liabilities
Content liabilities	33.2
Other accounts payable and accrued expenses	34.4
Accrued compensation and benefits	28.0
Other current liabilities	10.4

As of December 31, 2025
Deferred revenue	295.3
Other liabilities	5.9
Total liabilities	407.2
Net assets acquired (a)	464.5
Preliminary estimated Merger Consideration (b)	$727.4
Estimated goodwill (b) - (a)	$262.9

The preliminary purchase price allocation in the unaudited pro forma information reflects a full valuation allowance against the acquired U.S. federal and state net deferred tax assets, including net operating loss carryforwards and tax credits related primarily to research and development, as the realization of the full amount of these acquired net deferred tax assets is uncertain.
Preliminary goodwill is calculated as the excess of the total preliminary estimated Merger Consideration over the estimated fair value of the underlying net assets to be acquired. The goodwill arising from the Merger is primarily attributable to the expected operational synergies between Coursera and Udemy. The final calculation of goodwill could differ materially from the preliminary amounts presented in the unaudited pro forma condensed combined financial information due to several factors including, but not limited to, fluctuations in the price of Coursera Common Stock and the changes in the estimated fair value of assets acquired and liabilities assumed.
Note 4. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed combined balance sheet as of December 31, 2025, as follows:
(a)
Represents preliminary purchase accounting adjustments to eliminate $43.9 million and $28.0 million from deferred costs, net and other assets, respectively, for deferred costs that were not assets as defined by ASC 805. Historical deferred costs related to sales commissions earned by Udemy’s sales force on both new and renewal business considered to be incremental and recoverable costs of obtaining a contract with a customer.

(b)
Reflects a preliminary purchase accounting adjustment to eliminate $29.0 million from property, equipment and software, net for capitalized internal use software costs as they are considered to be a part of the fair value of the developed technology intangible asset.

(c)	Represents an adjustment of $367.6 million to intangible assets acquired from Udemy expected to be recognized in connection with the Merger, consisting of the following:

	Preliminary Fair Value	Estimated Useful Life
Trade name	$40.0	4 years
Developed technology	100.0	5 years
Customer relationships	190.0	6 years
Content creator relationships	40.0	3 years
Total preliminary fair value of intangible assets acquired	370.0
Less: Udemy’s historical intangible assets, net	(2.4)
Pro forma adjustments to intangible assets, net	$367.6

The fair value estimates for all identifiable intangible assets are preliminary and are based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determination for identifiable intangibles may differ materially from this preliminary determination.

(d)
Represents the recognition of the preliminary goodwill associated with the Merger. Goodwill represents the total preliminary estimated Merger Consideration in excess of the fair value of the underlying net assets.

As of December 31, 2025
(in millions)
Estimated goodwill	$262.9
Elimination of historical goodwill	(12.6)
Net adjustment to goodwill	$250.3

(e)
Represents a reduction of $1.3 million to other assets to reflect the removal of historical unamortized debt issuance costs associated with the borrowings of Udemy’s existing credit agreement that was settled as part of the Merger.

(f)
Represents an adjustment of $32.2 million to record estimated transaction costs expected to be incurred by Coursera as an increase to other accounts payable and accrued expenses and a corresponding increase to accumulated deficit. These costs are non-recurring and are not expected to have a continuing impact on the Combined Company’s operating results in future periods.

(g)	Represents an increase of $1.2 million in other assets to remeasure operating lease right-of-use assets and lease liabilities to reflect purchase accounting.
(h)
Represents an adjustment of $18.6 million to record a retention bonus liability for cash bonuses awarded to certain employees for continuous service through Merger close and for a period thereafter, as an increase to accrued compensation and benefits and a corresponding increase to accumulated deficit.

(i)	The following table summarizes the transaction accounting adjustments impacting the equity balances of Udemy, as well as new equity issued as consideration for the Merger (in millions):

	Adjustments to Udemy Equity(1)	Purchase Consideration(2)	Transaction Costs(3)	Retention Costs(4)	Total Transaction Accounting Adjustments
Net adjustment to common stock	$—	$—	$—	$—	$—
Net adjustment to additional paid-in capital	(1,011.5)	727.4	—	—	(284.1)
Net adjustment to accumulated other comprehensive income (loss)	(0.2)	—	—	—	(0.2)
Net adjustment to accumulated deficit	801.2	—	(32.2)	(18.6)	750.4
Net adjustment to stockholders’ equity	$(210.5)	$727.4	$(32.2)	$(18.6)	$466.1

(1)	Adjustments to Udemy Equity: Represents the elimination of Udemy’s historical equity balances as of December 31, 2025.
(2)
Purchase Consideration: Reflects the total preliminary purchase consideration of $727.4 million as estimated on February 17, 2026, consisting of (i) the issuance of 115.4 million shares of Coursera Common Stock with a fair value of $707.4 million as equity consideration and (ii) the issuance of 2.5 million shares of common stock with a fair value of $20.0 million preliminary estimated fair value for replacement equity awards attributable to pre-combination services.

(3)	Transaction Costs: Represents $32.2 million of estimated transaction costs expected to be incurred by Coursera in connection with the Merger.
(4)	Retention Costs: Represents $18.6 million in retention bonus liabilities.

Note 5. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations
(a)
Presented below are the adjustments to eliminate historical amortization expense and reflect amortization expense for the year ended December 31, 2025 for the estimated fair value of acquired intangible assets on a straight-line basis over their estimated useful lives (in millions):

For the Year Ended December 31, 2025
Amortization expense for acquired intangible assets - developed technology	$20.0
Amortization expense for acquired intangible assets - content creator relationships	13.3
Net adjustment to cost of revenues	$33.3

Eliminate historical intangible asset amortization expense - assembled workforce	(0.6)
Net adjustment to research and development	$(0.6)

Amortization expense for acquired intangible assets - customer relationships	$31.7
Amortization expense for acquired intangible assets - trade names	10.0
Eliminate historical intangible asset amortization expense - customer relationships	(0.9)
Net adjustment to sales and marketing	$40.8

(b)	Represents an adjustment of $20.7 million to eliminate Udemy’s historical amortization of internal use software costs for the year ended December 31, 2025.
(c)	Represents an adjustment of $0.3 million to eliminate Udemy’s historical amortization of debt issuance costs for the year ended December 31, 2025.
(d)
Represents an adjustment of $32.2 million to record estimated transaction costs expected to be incurred by Coursera in connection with the Merger classified in general and administrative expenses, and $18.6 million of retention bonuses classified as $6.8 million of research and development costs, $6.1 million of sales and marketing costs and $5.7 million of general and administrative expenses for the year ended December 31, 2025. These costs are non-recurring and are not expected to have a continuing impact on the Combined Company’s operating results in future periods.

(e)
The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the weighted average basic and diluted shares of Coursera. The following table summarizes the computation of the unaudited pro forma basic and diluted loss per share (in millions, except per share data):

For the Year Ended December 31, 2025
Numerator:
Net loss attributable to common stockholders - basic and diluted	$(150.5)

Denominator:
Historical Coursera weighted-average shares used in computing net loss attributable to common stockholders, basic and diluted	163.8
Shares of Coursera Common Stock issued to Udemy Stockholders pursuant to the Merger Agreement(1)	115.4
Shares of Coursera Common Stock issued to holders of Udemy equity awards pursuant to the Merger Agreement(1)	2.5
Pro forma weighted-average shares used in computing net loss attributable to common stockholders, basic and diluted	281.7
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.53)

(1)
As the Transactions are being reflected as if they had been consummated at the beginning of the periods presented, the calculation of weighted average basic and diluted shares outstanding assumes the shares issuable in connection with the Merger have been outstanding for the entire periods presented.

COMPARISON OF STOCKHOLDERS’ RIGHTS
This section describes the material differences between the rights of holders of shares of Coursera Common Stock and the rights of holders of shares of Udemy Common Stock. Coursera and Udemy are each incorporated under the laws of the State of Delaware and, accordingly, the rights of Coursera Stockholders and Udemy Stockholders are both governed by the laws of the State of Delaware. The differences between the rights of Coursera Stockholders and Udemy Stockholders primarily result from differences between the organizational documents of Coursera and Udemy and the fact that Coursera is a public benefit corporation and is therefore subject to certain laws of the State of Delaware applicable to public benefit corporations. As a result of the Merger, holders of shares of Udemy Common Stock that receive the Merger Consideration in respect of their shares of Udemy Common Stock will become holders of shares of Coursera Common Stock. As a result, following the Merger, the rights of Udemy Stockholders who become Coursera Stockholders in the Merger will continue to be governed by the laws of the State of Delaware and will also then be governed by the Coursera Charter and the Coursera Bylaws, as each will be amended or amended and restated as of the Closing.
This section does not include a complete description of all differences between the rights of Coursera Stockholders and Udemy Stockholders, nor does it include a complete description of the specific rights referred to below. Furthermore, the description of some of the differences in the rights in this section is not intended to indicate that other differences that may be equally important do not exist. All Coursera Stockholders and Udemy Stockholders are urged to read carefully the relevant provisions of the DGCL, as well as each company’s organizational documents. This summary is qualified in its entirety by reference to the full text of each of the Udemy Charter, the Udemy Bylaws, the Coursera Charter (including as proposed to be amended by the Coursera Charter Amendment), the Coursera Bylaws and the Coursera corporate governance guidelines. For information on how to obtain a copy of these documents, see the section titled “Where You Can Find More Information.”

Coursera Stockholders	Udemy Stockholders
Public Benefit Corporation
Coursera is a public benefit corporation and, as such, is subject to the provisions of Subchapter XV of the DGCL. This means that, among other things, the Coursera Board must manage or direct the business and affairs of Coursera in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the Coursera Charter, which is to provide global access to flexible and affordable high-quality education that supports personal development, career advancement and economic opportunity.
Udemy is not a public benefit corporation.

Authorized Capital Stock
The authorized capital stock of Coursera consists of
(1) 300,000,000 shares of common stock, par value $0.00001 per share and (2) 10,000,000 shares of preferred stock, par value $0.00001 per share. If the Coursera Stockholders approve the Coursera Charter Amendment Proposal and the Coursera Charter Amendment is adopted, the Coursera certificate of incorporation will authorize 600,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

The Coursera Board is authorized to issue preferred stock in one or more series and, with respect to each such series, to establish the number of shares constituting such series, the voting powers, full or

The authorized capital stock of Udemy consists of (1) 950,000,000 shares of common stock, par value $0.00001 per share and (2) 50,000,000 shares of preferred stock, par value $0.00001 per share.

The Udemy Board is authorized to issue preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, and the preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof, if any. Unless required by applicable law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by Udemy Stockholders.

Coursera Stockholders	Udemy Stockholders
limited, of the shares of such series, or that such shares will have no voting powers, and the designations, preferences and relative, participating, optional or other special rights of such series, and the qualifications, limitations or restrictions thereof.

As of the close of business on [ ], 2026, the Coursera Record Date, there were outstanding (1) approximately [ ] shares of Coursera Common Stock and (2) no shares of preferred stock of Coursera.
As of the close of business on [ ], 2026, the Udemy Record Date, there were outstanding (1) [ ] shares of Udemy Common Stock and (2) no shares of Udemy preferred stock.

Voting Rights
Generally, each holder of Coursera Common Stock has one vote for each share of Coursera Common Stock held by such holder of record on the books of Coursera.
Each holder of Udemy Common Stock is entitled to one vote for each share of Udemy Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Udemy Common Stock are not entitled to vote on any amendment to the Udemy Charter that relates solely to the terms of one or more outstanding classes or series of Udemy preferred stock if the holders of such affected class or series are entitled to vote thereon pursuant to the Udemy Charter or pursuant to the DGCL.

Quorum and Adjournment
The Coursera Bylaws provide that, at a meeting of the Coursera Stockholders, a quorum consists of the holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, present in person or by proxy, except in any case that the presence of a larger quorum is required by applicable law or the Coursera Charter or the Coursera Bylaws.

The Coursera Bylaws provide that a meeting of Coursera Stockholders may be adjourned by the chairperson of the meeting or a majority of the Coursera Stockholders present in person or represented by proxy at the meeting and entitled to vote, though less than a quorum, or any officer entitled to preside as such meeting without notice other than announcement at the meeting. When a meeting is adjourned to another place, date or time, notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, if any, date, time and means of remote communications, if any, of the adjourned meeting will be given in conformity with the Coursera Bylaws. At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.

The Udemy Bylaws provide that the holders of a majority of the voting power of the issued and outstanding shares of stock entitled to vote, present in person or by proxy, constitutes a quorum at any meeting of the stockholders for the transaction of business, except as otherwise required by law, the Udemy Charter, the Udemy Bylaws or the rules of any applicable stock exchange on which Udemy’s securities are listed.

If a quorum fails to attend any meeting, the chairperson of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

The Udemy Bylaws provide that any meeting of stockholders, annual or special, may be adjourned by the chairperson of the meeting to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place of the meeting and

Coursera Stockholders	Udemy Stockholders

the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken, displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or set forth in the notice of meeting given in accordance with the DGCL. At the adjourned meeting, Udemy may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting.

Number of Directors and Composition of Board of Directors
The Coursera Bylaws provide that the number of directors on the Coursera Board will be fixed exclusively by the Coursera Board by resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. There are currently nine members of the Coursera Board separated into three classes.

The Coursera corporate governance guidelines state that a majority of the directors will be “independent directors” as defined by the NYSE rules and will satisfy all applicable independence requirements under the federal securities laws or rules thereunder. Additionally, members of the Audit Committee and Human Resources and Compensation Committee must meet the independence requirements under federal securities laws and NYSE rules.

The Udemy Charter and the Udemy Bylaws provide that the number of directors on the Udemy Board will be fixed by the Udemy Board as determined from time to time by resolution adopted by a majority of the total number of authorized directorships on the Udemy Board. There are currently eight members of the Udemy Board.

The Udemy corporate governance guidelines state that the Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee of the Udemy Board consist only of independent directors under criteria established by the Nasdaq.

Election of Directors
The Coursera Bylaws provide that at each annual meeting of the Coursera Stockholders, directors will be elected by a plurality of votes cast for that class of directors whose terms are then expiring, except as otherwise provided in the applicable sections of the Coursera Bylaws, and each director so elected will hold office until such director’s successor is duly elected and qualified or until such director’s earlier resignation, removal, death or incapacity.

The Coursera Bylaws provide that if a majority of the votes cast for a director are marked “against” or “withheld” in an uncontested election, the director will promptly tender his or her resignation for the Coursera Board’s or the Nominating and Governance Committee’s consideration. If such director’s resignation is accepted by the Coursera Board or the Nominating and Governance Committee, then the Coursera Board or the Nominating and Governance

The Udemy Bylaws provide that at each meeting of the stockholders for the election of directors at which a quorum is present, the persons nominated in accordance with the Udemy Bylaws receiving the greatest number of votes, up to the number of directors to be elected, are the directors, except as otherwise provided in the Udemy Charter, the Udemy Bylaws or law.

Coursera Stockholders	Udemy Stockholders
Committee, in its sole discretion, may fill the resulting vacancy in accordance with the provisions of the Coursera Bylaws or may decrease the size of the Coursera Board in accordance with the provisions of the Coursera Bylaws.

Filling Vacancies on the Board of Directors
The Coursera Charter and the Coursera Bylaws provide that, subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Coursera Board resulting from death, resignation, retirement, disqualification, removal from office, or other cause will, unless otherwise required by law or by resolution of the Coursera Board, be filled only by a majority vote of the directors then in office, though less than a quorum (and not by stockholders). If there are no directors in office, then an election of directors may be held in the manner provided by statute. Directors so chosen will serve for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires, with each director to hold office until his or her successor will have been duly elected and qualified.

The Udemy Charter and the Udemy Bylaws provide that any vacancy on the Udemy Board or newly created directorship resulting from an increase in the number of directors (and subject to the rights of any holders of one or more series of Udemy preferred stock) may be filled by a majority of the remaining directors then in office, including those who have so resigned. With regard to the term of such directors, the Udemy Charter provides that the directors on the Udemy Board are divided into three classes as nearly equal in size as is practicable, with directors elected for three-year terms. Accordingly, any director elected to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director shall have been chosen and until his or her successor has been duly elected and qualified, subject, however, to prior death, resignation, or removal from office, and except as otherwise required by law.

Removal of Directors
Subject to any rights granted to the holders of shares of any series of preferred stock then outstanding, the Coursera Charter and the Coursera Bylaws allow for the Coursera Stockholders to remove any director, or the entire Coursera Board, from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the then-outstanding shares of capital stock of Coursera then entitled to vote at an election of directors, voting together as a single class.

The Udemy Charter provides that, for so long as the Udemy Board is classified, any or all of the directors (and subject to the rights of any holders of one or more series of Udemy preferred stock) may be removed by the stockholders at any time, but only for cause, and only by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of capital stock of Udemy then entitled to vote at an election of directors.

Director Nominations by Stockholders and Stockholder Proposals
The Coursera Bylaws allow Coursera Stockholders to propose business to be brought before an annual meeting if the Coursera Stockholder is entitled to vote if the business proposed is otherwise proper to be brought before the meeting, and such Coursera Stockholder has given timely notice to Coursera’s Secretary in proper written form of the Coursera Stockholder’s intent to propose such business and has provided updates or supplements to such notice at the time and in the forms required by the Coursera Bylaws.

The Coursera Bylaws also allow Coursera Stockholders to nominate an individual(s) for election to the Coursera Board at an annual meeting or a special meeting if the Coursera Stockholder is a holder of record both at the time of the meeting and at the time notice was given for the meeting, is entitled to vote at such meeting and has

The Udemy Bylaws allow stockholders to nominate a candidate(s) for election to the Udemy Board (other than the directors elected exclusively by the holders of one or more series of Udemy preferred stock) and to propose business to be brought before an annual meeting; provided that the stockholders are entitled to vote at the meeting; comply with the procedures set forth in the Udemy Bylaws; and are stockholders of record at the time the applicable notice is delivered to the Udemy secretary and at the time of the meeting. Such proposals and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form (as defined in the Udemy Bylaws) to Udemy’s corporate secretary prior to the meeting and must constitute a proper matter for stockholder action.

Coursera Stockholders	Udemy Stockholders
complied with the Coursera Bylaws as to such notice and nomination. Such nominations at an annual meeting may only be brought by a stockholder who has (1) provided timely notice thereof in writing and in proper form to Coursera’s Secretary, (2) provided the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by the Coursera Bylaws and (3) provided any updates or supplements to such notice at the times and in the forms required by the Coursera Bylaws. In the case of a special meeting, the election of directors must be a matter specified in the notice of meeting given by or at the direction of the stockholder calling such special meeting.

For a stockholder’s notice to be timely, it must be delivered to, or mailed and received at, the principal executive offices of Coursera not more than 120 days nor less than 90 days in advance of the anniversary of the date of Coursera’s proxy statement provided in connection with the previous year’s annual meeting of stockholders. In the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days before or after the anniversary date of the previous year’s annual meeting, notice by the stockholder must be received by Coursera’s Secretary not later than the close of business on the later of (1) the 90th day prior to such annual meeting and (2) the 10th day following the day on which public announcement of the date of such meeting is first made.

A stockholder providing notice of business proposed to be brought before an annual meeting or notice of any nomination proposed to be made at a meeting must update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement will be delivered to, or mailed and received by, Coursera’s Secretary at the principal executive offices of Coursera (1) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and (2) not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof.

With respect to director nominations or proposals for matters to be considered at an annual meeting, the notice must meet the requirements of the Udemy Bylaws and be delivered to the Udemy secretary at the principal executive offices of Udemy not less than 90 days nor more than 120 days prior to the anniversary date of the preceding year’s annual meeting, except that if no annual meeting of stockholders was held in the preceding year or in the event that the annual meeting is called for a date that is more than 25 days before or after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than 120 days prior to the date of such annual meeting and not later than 90 days prior to the date of such annual meeting or if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting was first made. In no event will any adjournment, rescheduling or postponement or other delay of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

In the event that Udemy increases the number of directors subject to election at the meeting and there is no public announcement by Udemy naming Udemy’s nominees for such additional directorships at least 10 days prior to the end of such time period for delivery of nomination notices, a stockholder’s notice of any nominations with respect to any additional nominees will be due on the 10th day following the date of public announcement of such increase.

The Udemy Charter and the Udemy Bylaws provide that any power of stockholders to call a special meeting of stockholders is specifically denied. See “—Special Meetings of Stockholders” below.

Action by Stockholders
The Coursera Bylaws provide that when a quorum is present at any meeting, the vote of the holders of a majority of the votes cast will decide any question brought before such meeting, unless the question is one upon which by express provision of an applicable statute or of the

The Udemy Bylaws provide that, except as otherwise provided by law, the Udemy Charter, the Udemy Bylaws or the rules of any applicable stock exchange on which Udemy’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of

Coursera Stockholders	Udemy Stockholders
Coursera Charter or of the Coursera Bylaws, or of the rules of any stock exchange upon which Coursera’s securities are listed, a different vote is required, in which case such express provision will govern and control the decision of such question (see above “—Election of Directors”).

The Coursera Charter and Coursera Bylaws prohibit stockholders from taking any action by written consent.

the voting power of the shares present in person or represented by proxy at a duly organized meeting and entitled to vote on the subject matter will be the act of the stockholders.

Any action required or permitted to be taken by the Udemy stockholders must be effected at a duly called annual or special meeting of stockholders of Udemy and may not be effected by any consent in writing by such stockholders.

Certificate of Incorporation Amendments
Under the DGCL, amendments to the Coursera Charter generally must be approved by the Coursera Board and by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the amendment, and, if applicable, by the affirmative vote of holders of a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series. The Coursera Charter requires the affirmative vote of the holders of at least 66-2/3% of the voting power of the shares of the capital stock of Coursera entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal certain articles of the Coursera Charter.

Under the Udemy Charter, Udemy reserves the right to amend or repeal any provision contained in the Udemy Charter in the manner prescribed by the DGCL.

Under the DGCL, amendments to the Udemy Charter generally must be approved by the Udemy Board and by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the amendment, and, if applicable, by the affirmative vote of the holders of a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series; provided, however, that, certain specified sections of the Udemy Charter must be approved by the affirmative vote of the holders of 66-2/3% of the voting power of the outstanding stock entitled to vote on the amendment.

Bylaw Amendments
The Coursera Charter provides that the Coursera Board has the power to adopt, amend or repeal the Coursera Bylaws. Any adoption, amendment or repeal of the Coursera Bylaws by the Coursera Board requires the approval of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

The Coursera Charter also provides that the Coursera Stockholders have the power to adopt, amend or repeal the Coursera Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of Coursera required by law or by the Coursera Charter, the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the then-outstanding shares of the capital stock of Coursera entitled to vote thereon, voting together as a single class, is required to adopt, amend or repeal any provision of the Coursera Bylaws.

The Udemy Charter provides that the Udemy Board has the power to adopt, alter, amend or repeal the Udemy Bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Udemy Board.

The Udemy Bylaws provide that the Udemy Bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that stockholder action to alter, amend or repeal, or adopt any bylaw inconsistent with, certain specified sections of the Udemy Bylaws requires the affirmative vote of not less than 66-2/3% of the voting power of the outstanding shares of Udemy. The Udemy Board also may adopt, repeal, alter or amend the Udemy Bylaws.

Special Meetings of Stockholders
Under the Coursera Bylaws, special meetings of the Coursera Stockholders may be called for any purpose or purposes, unless otherwise prescribed by statute or by the Coursera Charter, by Coursera’s Secretary only at the

Unless otherwise provided by the DGCL, and subject to the rights of any holders of one or more series of Udemy preferred stock, the Udemy Charter and the Udemy Bylaws provide that special meetings of Udemy Stockholders may

Coursera Stockholders	Udemy Stockholders
request of the Chairman of the Coursera Board, the Chief Executive Officer, the President of Coursera or by a resolution duly adopted by the affirmative vote of a majority of the Coursera Board. Such request will state the purpose or purposes of the proposed meeting. Business transacted at any special meeting will be limited to the matters relating to the purpose or purposes stated in the notice of meeting. Except as otherwise restricted by the Coursera Charter or applicable law, the Coursera Board may postpone, reschedule or cancel any special meeting of Coursera Stockholders.

be called only by the chairperson of the board, the chief executive officer, the president or the Udemy Board acting pursuant to a resolution adopted by a majority of the members of the entire Udemy Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied.

Notice of Meetings of Stockholders
Under the Coursera Bylaws, except as otherwise provided by law, the Coursera Charter or the Coursera Bylaws, written notice of each meeting of the Coursera Stockholders, annual or special, stating the place, if any, date and time of the meeting, the means of remote communications, if any, by which the Coursera Stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which such special meeting is called, will be given to each Coursera stockholder entitled to vote at such meeting not less than 10 days nor more than 60 days before the date of the meeting.

Under the Udemy Bylaws, for each meeting of stockholders, notice stating the place (if any), date and time of each meeting, the means of remote communications (if any), the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called must be given not less than 10 days nor more than 60 days before the date of the meeting.

Proxies
The Coursera Bylaws provide that each Coursera Stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy will be voted or acted upon after three years from its date, unless the proxy provides for a longer period. All proxies must be filed with Coursera’s Secretary at the beginning of each meeting to be counted in any vote at the meeting. Except as otherwise provided in the applicable provisions of the Coursera Bylaws, a duly executed proxy that does not state that it is irrevocable will continue in full force and effect unless (1) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to Coursera stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy or (2) written notice of the death or incapacity of the maker of that proxy is received by Coursera before the vote pursuant to that proxy is counted.

The Udemy Bylaws provide that each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such person by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting. No proxy may be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy may be irrevocable if the proxy states that it is irrevocable, but the revocability of such proxy shall be governed by the DGCL.

Forum Selection
Under the Coursera Charter and the Coursera Bylaws, to the fullest extent permitted by law, and unless Coursera consents in writing to the selection of an alternative forum,	Under the Udemy Bylaws, unless Udemy consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain actions is the Court of

Coursera Stockholders	Udemy Stockholders
the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware), will be the sole and exclusive forum for:

•
any derivative action or proceeding brought in the name or right of Coursera or on its behalf;

•
any action or proceeding asserting a claim for breach of any fiduciary duty owed by any director, officer, employee, agent or stockholder of Coursera to Coursera or the Coursera Stockholders;

•
any action or proceeding arising or asserting a claim arising pursuant to any provision of the DGCL or any provision of the Coursera Charter or the Coursera Bylaws;

•
any action or proceeding asserting a claim against a Coursera Stockholder; and

•
any action or proceeding asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce, or determine the validity of the Coursera Charter or the Coursera Bylaws.

Under the Coursera Charter and the Coursera Bylaws, unless Coursera consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware). These actions include:

•
any derivative action or proceeding brought on behalf of Udemy;

•
any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of Udemy to Udemy or Udemy Stockholders;

•
any action asserting a claim arising pursuant to any provision of the DGCL, the Udemy Charter or the Udemy Bylaws; and

•
any action asserting a claim governed by the internal affairs doctrine.

Unless Udemy consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, against any person in connection with any offering of Udemy’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

Limitation of Liability of Directors and Officers
The DGCL provides that a corporation may limit or eliminate a director’s and an officer’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director or as an officer, except for liability: (1) for any breach of the director’s or officer’s duty of loyalty to such corporation or its stockholders, (2) for acts or omissions by a director or an officer not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for a director’s willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions, (4) for any transaction from which the director or officer derived an improper personal benefit or (5) of an officer in any action by or in the right of the corporation.

The DGCL provides that a corporation may limit or eliminate a director’s and an officer’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director or as an officer, except for liability: (1) for any breach of the director’s or officer’s duty of loyalty to such corporation or its stockholders, (2) for acts or omissions by a director or an officer not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for a director’s willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions, (4) for any transaction from which the director or officer derived an improper personal benefit or (5) of an officer in any action by or in the right of the corporation.

Coursera Stockholders	Udemy Stockholders
The Coursera Charter provides that, to the fullest extent permitted by the DGCL, no director of Coursera will be personally liable to Coursera or any of its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to further eliminate or limit the liability of directors, then the liability of a director of Coursera, in addition to the limitation on personal liability provided in the Coursera Charter, will be limited to the fullest extent permitted by the amended DGCL. Any repeal or modification of the foregoing sentences by the Coursera Stockholders will be prospective only and will not adversely affect any limitation on the personal liability of a director of Coursera existing at the time of such repeal or modification.

The Udemy Charter provides that no director or officer of Udemy will be personally liable to Udemy or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, of Udemy, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL as described above. No repeal of or amendment to the provisions of the Udemy Charter relating to such limitation of liability will apply to or have any effect on the liability or alleged liability of any director or officer of Udemy for or with respect to any acts or omissions of such director occurring prior to such repeal or amendment. If the DGCL is amended to authorize corporate action further eliminating the personal liability of directors or officers, then the liability of a director or officer of Udemy will be eliminated or limited to the fullest extent permitted by the DGCL, as amended.

Indemnification of Directors and Officers
The Coursera Charter authorizes Coursera to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of Coursera (and any other persons to which DGCL permits Coursera to provide indemnification). The Coursera Bylaws provide that Coursera will indemnify each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Coursera or is or was serving at the request of Coursera as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. The Coursera Bylaws also grant such indemnitees the right to be paid the expenses incurred in defending any such proceeding in advance of its final disposition, subject to certain exceptions set forth in the Coursera Bylaws.

The DGCL and the Coursera Bylaws permit Coursera to maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Coursera or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Coursera would have the power to indemnify such person against such expense, liability or loss under the DGCL.

The Udemy Bylaws provide that Udemy will indemnify any person, who was or is made or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of Udemy or, while serving as a director or officer of Udemy, is or was serving at the request of Udemy as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Udemy and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Udemy’s Bylaws, Udemy is required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized in the specific case by the Udemy Board. The Udemy Charter provides similar indemnification rights to Udemy directors.

The DGCL and the Udemy Bylaws permit Udemy to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Udemy, or is or was serving at the request of Udemy as a director, officer, employee or agent of another

Coursera Stockholders	Udemy Stockholders

corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not Udemy would have the power to indemnify such person against such liability or loss under the DGCL.

Certain Business Combinations
Coursera is governed by Section 203 of the DGCL, which provides that a corporation may not engage in certain business combinations, including mergers, sales and leases of assets, issuances of securities and other similar transactions, with any stockholder that owns 15% or more of the outstanding voting stock of a corporation (an “interested stockholder”) for three years following the date such stockholder became an interested stockholder unless one of the following exceptions applies: (1) the Coursera Board approved the business combination or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder, (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans or (3) the transaction is approved by the Coursera Board and by the affirmative vote of 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. An interested stockholder also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the preceding three-year period (subject to certain exceptions).
Udemy is also governed by Section 203 of the DGCL.

Stockholder Rights Plan
Coursera does not currently have a stockholder rights plan.	Udemy does not currently have a stockholder rights plan.

APPRAISAL RIGHTS
Under Delaware law, Coursera Stockholders are not entitled to appraisal rights in connection with the issuance of shares of Coursera Common Stock as contemplated by the Merger Agreement or otherwise in connection with the Merger.
Because shares of Udemy Common Stock are listed on the Nasdaq and Udemy Stockholders are not required to receive consideration other than shares of Coursera Common Stock which are listed on the NYSE (and cash in lieu of fractional shares in the Merger), holders of Udemy Common Stock are not entitled to appraisal rights under Delaware law in connection with the Merger.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT/DIRECTORS OF COURSERA
The following table sets forth, as of February 17, 2026, beneficial ownership of shares of Coursera Common Stock by each director, each of the named executive officers and all directors and executive officers as a group, and all persons known by Coursera’s Board to be beneficial owners of more than five percent of the outstanding shares of Coursera Common Stock, in each case, as of such date. Unless otherwise indicated, the persons below have sole voting and investment power with respect to the shares of Coursera Common Stock shown as beneficially owned by them.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including securities that such he, she or it has the right to acquire within 60 days.
The beneficial ownership of Coursera Common Stock is based on 169,256,329 shares of Coursera Common Stock issued and outstanding as of February 17, 2026. For purposes of the below table, shares of Coursera Common Stock subject to stock options that are currently exercisable or exercisable within 60 days of February 17, 2026 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of February 17, 2026, are deemed to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. Such shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the business address of each of the individuals and entities named below is c/o Coursera, Inc., 2440 West El Camino Real, Suite 500, Mountain View, California 94040.

	Components of Beneficial Ownership
Name	Common Stock Beneficially Owned	Rights to Acquire Within 60 Days	Total Number of Shares	Total Percentage
NEOs and Directors:
Alan B. Cardenas	60,050	92,906(1)	152,956	*
Carmen Chang	2,272,378(2)	—	2,272,378	1.3%
Amanda M. Clark	63,808	—	63,808	*
Michael Foley	—	—	—	*
Kenneth R. Hahn(3)	265,214	876,367(4)	1,141,581	*
Gregory M. Hart	353,643	936,585(5)	1,290,228	*
Jeffrey N. Maggioncalda(6)	—	939,624(7)	939,624	*
Christopher D. McCarthy	64,181	—	64,181	*
Theodore R. Mitchell	50,205	150,000(8)	200,205	*
Marcelo C. Modica	84,701	255,306(9)	340,007	*
Susan W. Muigai	39,361	—	39,361	*
Andrew Y. Ng	7,221,561	—	7,221,561	4.3%
Scott D. Sandell	12,917,974(10)	—	12,917,974	7.6%
Sabrina L. Simmons	28,450	150,000(8)	178,450	*
All executive officers and directors as a group (14 individuals)	23,421,526	3,400,788	26,822,314	15.5%
5% Stockholders:
BlackRock, Inc.(11)	10,687,252			6.3%
Entities affiliated with New Enterprise Associates 13, LP(12)	12,867,769			7.6%
The Vanguard Group(13)	16,116,748			9.5%
Baillie Gifford & Co.(14)	14,590,942			8.6%
Caledonia (Private) Investments Pty Ltd.(15)	12,052,670			7.1%

*	Represents less than 1% of the outstanding Coursera Common Stock.
(1)	Includes options to purchase 92,906 shares of Coursera Common Stock that are exercisable within 60 days of February 17, 2026.
(2)	Includes 2,205,883 shares of Coursera Common Stock held by NEA 17 (as defined below). Ms. Chang may be deemed to indirectly beneficially own shares of common stock held by NEA 17.

(3)	Mr. Hahn ceased serving as our Senior Vice President, Chief Financial Officer, and Treasurer in October 2025.
(4)	Includes options to purchase 876,367 shares of Coursera Common Stock that are exercisable within 60 days of February 17, 2026.
(5)	Includes options to purchase 936,585 shares of Coursera Common Stock that are exercisable within 60 days of February 17, 2026.
(6)	Mr. Maggioncalda ceased serving as our President and Chief Executive Officer and a director in February 2025.
(7)	Includes options to purchase 939,624 shares of Coursera Common Stock that are exercisable within 60 days of February 17, 2026.
(8)	Includes options to purchase 150,000 shares of Coursera Common Stock that are exercisable within 60 days of February 17, 2026.
(9)	Includes options to purchase 255,306 shares of Coursera Common Stock that are exercisable within 60 days of February 17, 2026.
(10)
Includes (i) 2,205,883 shares of Coursera Common Stock held by NEA 17 (as defined below) and (ii) 10,661,886 shares of common stock held by NEA 13 (as defined below). Mr. Sandell may be deemed to indirectly beneficially own shares of common stock held by NEA 17 and NEA 13.

(11)
According to Amendment No. 3 to Schedule 13G filed on April 17, 2025, by BlackRock, Inc., BlackRock has sole voting power over 10,540,816 shares of Coursera Common Stock, and sole dispositive power over 10,687,252 shares of Coursera Common Stock. The principal business address of BlackRock is 50 Hudson Yards, New York, New York 10001.

(12)
According to Amendment No. 1 to Schedule 13G filed on February 14, 2024 by New Enterprise Associates 13 L.P. (“NEA 13”), (i) includes 10,661,886 shares of Coursera Common Stock over which NEA 13 is the direct beneficial owner and (ii) 2,205,883 shares of common stock over which New Enterprise Associates 17, L.P. (“NEA 17”) is the direct beneficial owner. Mr. Sandell is a manager of NEA 13 GP, LLC (“NEA 13 GP”), which is the sole general partner of NEA Partners 13, L.P. (“NEA Partners 13”). NEA Partners 13 is the sole general partner of NEA 13. Mr. Sandell and Ms. Chang are managers of NEA 17 GP, LLC (“NEA 17 GP”), which is the sole general partner of NEA Partners 17, L.P. (“NEA Partners 17”). NEA Partners 17 is the sole general partner of NEA 17. The managers of NEA 13 GP and NEA 17 GP share voting and dispositive power over the shares held directly by NEA 13 and NEA 17, respectively. Each of Mr. Sandell and Ms. Chang disclaims beneficial ownership of such securities. The address of the principal business office of each of the above entities and Mr. Sandell is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. Ms. Chang’s principal business office is 2855 Sand Hill Road, Menlo Park, CA 93025.

(13)
According to Amendment No. 4 to Schedule 13G filed on January 30, 2026, by The Vanguard Group (“Vanguard”), Vanguard has shared voting power over 1,192,502 shares of Coursera Common Stock, and shared dispositive power over 16,116,748 shares of Coursera Common Stock. The principal business address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(14)
According to a Schedule 13G filed on February 5, 2026 by Baillie Gifford & Co., Baillie Gifford & Co. has sole voting power over 9,165,973 shares of Coursera Common Stock and sole dispositive power over 14,590,942 shares of Coursera Common Stock, and the shares of Coursera Common Stock are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The principal business address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, United Kingdom.

(15)
According to Amendment No. 1 to Schedule 13G filed on February 17, 2026, by Caledonia (Private) Investments Pty Limited and Caledonia US, LP (“Caledonia”), Caledonia has shared voting and dispositive power over 12,052,670 shares of Coursera Common Stock. The principal business address of Caledonia (Private) Investments PTY Limited is Level 10, 131 Macquarie Street, Sydney, NSW, 2000 Australia. The principal business address of Caledonia US, LP is 27th Floor, 1133 Avenue of the Americas New York, NY 10036.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT/DIRECTORS OF UDEMY
The following table sets forth the beneficial ownership of our common stock as of February 17, 2026 by:
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our current executive officers and directors as a group.
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, to our knowledge, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.
We have based our calculation of the percentage of beneficial ownership on 145,788,401 shares of our common stock outstanding as of February 17, 2026. For purposes of the below table, shares of Udemy Common Stock subject to stock options that are currently exercisable or exercisable within 60 days of February 17, 2026 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of February 17, 2026, were deemed to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. Such shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address for each person or entity listed on the table is c/o Udemy, Inc., 600 Harrison Street, 3rd Floor, San Francisco, California 94107.

	Components of Beneficial Ownership
Name of Beneficial Owner	Common Stock Beneficially Owned	Rights to Acquire Within 60 Days	Total Number of Shares	Total Percentage
Greater than 5% Stockholders:
Entities affiliated with Insight Venture Partners(1)	38,032,260	—	38,032,260	26.1%
Caledonia (Private) Investments Pty Limited(2)	13,958,917	—	13,958,917	9.6%
The Vanguard Group(3)	10,663,298	—	10,663,298	7.3%
Named Executive Officers and Directors:
Hugo Sarrazin	265,865	—	265,865	*
Sarah Blanchard	727,052	55,166	782,218	*
Rob Rosenthal	75,833	24,630	100,463	*
Ozzie Goldschmied	110,723	—	110,723	*
Sohaib Abbasi	11,160	47,804	58,964	*
Debra Chrapaty	14,711	—	14,711	*
Heather Hiles	42,667	100,000	142,667	*
Jeff Lieberman	147,477	—	147,477	*
Marylou Maco	14,711	—	14,711	*
Lydia Ventura Paterson	34,080	130,369	164,449	*
Natalie Rothman	66,181	—	66,181	*
Eren Bali(4)	—	—	—	*
Greg Brown(5)	27,673	—	27,673	*
All current executive officers and directors as a group (11 persons)	1,510,460	357,969	1,868,429	1.3%

*	Represents less than 1%.
(1)
Based solely on a Schedule 13G/A filed by Grace Software Cross Fund Holdings, LLC with the SEC on February 9, 2024 which reports (i) 984,909 shares held of record by Grace Software Cross Fund Holdings, LLC (“Grace”), (ii) 10,654,754 shares held of record by Insight Venture Partners (Cayman) VII, L.P. (“Insight Cayman”), (iii) 1,530,921 shares held of record by Insight Venture Partners (Delaware) VII, L.P. (“Insight Delaware”), (iv) 560,198 shares held of record by 47 Insight Venture Partners VII (Co-Investors), L.P. (“Insight Co-Investors”),

(v) 24,203,192 shares held of record by Insight Venture Partners VII, L.P. (“Insight Venture”) and (vi) 98,286 shares held of record by Insight Partners Public Equities Master Fund, L.P. (“IPPE Master Fund”). Insight Cayman, Insight Delaware, Insight Co-Investors and Insight Venture are referred to collectively as the “Fund VII Entities.” The general partner of each of the Fund VII Entities is Insight Venture Associates VII, L.P. (“IVA VII LP”), the general partner of which is Insight Venture Associates VII, Ltd. (“IVA VII Ltd.”). The manager of Grace is Insight Associates XI L.P. (“IA XI LP”), the general partner of which is Insight Associates XI, Ltd. (“IA XI Ltd.”). The general partner of IPPE Master Fund is Insight Partners Public Equities GP, LLC (“IPPE GP”), the sole member of which is Insight Venture Management, LLC (“IVM”). The sole shareholder of IVA VII Ltd, IA XI Ltd and IVM is Insight Holdings Group, LLC (“Holdings”). Each of Jeffrey L. Horing, Deven Parekh, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh, Lieberman and Triplett are members of the board of managers of Holdings, and because Holdings is the sole shareholder of each of IVA VII Ltd, IA XI Ltd and IVM, IVA VII LP is the general partner of Fund VII, IA XI LP is the manager of Grace, IVM is the sole member of IPPE GP, and IPPE GP is the general partner of IPPE Master Fund, Messrs. Horing, Parekh, Lieberman and Triplett may be deemed to share voting and dispositive power over the shares noted above. Each of Messrs. Horing, Parekh, Lieberman and Triplett disclaims beneficial ownership of the shares held of record by each of Fund VII, Grace and IPPE Master Fund, except to the extent of his pecuniary interest therein, if any. The address for each of these entities and individuals is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
(2)
Based solely on a Schedule 13G/A filed by Caledonia (Private) Investments Pty Limited with the SEC on November 14, 2025. The address for Caledonia (Private) Investments Pty Limited is Level 10, 131 Macquarie Street Sydney, NSW, 2000, Australia.

(3)	Based solely on a Schedule 13G/A filed by the Vanguard Group with the SEC on April 30, 2025. The address for the Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(4)	Mr. Bali ceased serving as our Chief Technology Officer in June 2025.
(5)	Mr. Brown ceased serving as our Chief Executive Officer in March 2025.

VALIDITY OF COMMON STOCK
The validity of the shares of Coursera Common Stock offered hereby will be passed upon for Coursera by Wachtell Lipton.

EXPERTS
Coursera, Inc.
The financial statements of Coursera, Inc. as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, incorporated by reference in this proxy statement/prospectus, and the effectiveness of Coursera, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
Udemy, Inc.
The financial statements of Udemy, Inc. as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, incorporated by reference in this proxy statement/prospectus, and the effectiveness of Udemy, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

HOUSEHOLDING OF PROXY MATERIALS
To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Coursera Common Stock, but who share the same address, Coursera has adopted a procedure approved by the SEC called “householding.” Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus until such time as one or more of these stockholders notifies Coursera that they want to receive separate copies. In addition, the broker, bank or other nominee for any stockholder who is a beneficial owner of Coursera Common Stock may deliver only one copy of this joint proxy statement/prospectus to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the Coursera Stockholders. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.
Udemy has also elected to institute householding.
If you are a beneficial, but not record, holder of Coursera Common Stock and, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus or other proxy materials, or to receive a single copy of proxy materials in the future for stockholders sharing an address, please contact your bank or broker. If you are a record holder and wish to make such a request, please do so by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or calling Broadridge at 1-866-540-7095.
If you are a beneficial, but not record, holder of Udemy Common Stock and, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus or other proxy materials, or to receive a single copy of proxy materials in the future for stockholders sharing an address, please contact your bank or broker. If you are a record holder and wish to make such a request, please do so by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or calling Broadridge at 1-866-540-7095.

FUTURE STOCKHOLDER PROPOSALS
Coursera Stockholder Proposals
Coursera will hold an annual meeting of stockholders in 2026 (the “Coursera 2026 Annual Meeting”) regardless of whether the Merger has been completed.
To be considered for inclusion in Coursera’s proxy statement for the Coursera 2026 Annual Meeting, stockholder proposals must have been received by Coursera’s Secretary no later than November 27, 2025. Proposals should be sent to Coursera’s Secretary at Coursera, Inc., 2440 West El Camino Real, Suite 500, Mountain View, California 94040. These proposals must comply with the stockholder proxy proposal submission rules of the SEC under Rule 14a-8 of the Exchange Act. Proposals Coursera receives after that date will not be included in the proxy statement.
A stockholder proposal not included in the proxy statement for the Coursera 2026 Annual Meeting will not be eligible for presentation at the meeting unless the stockholder gives timely notice of the proposal in writing to Coursera’s Secretary at Coursera’s principal executive offices and otherwise complies with the provisions of Coursera’s Bylaws. In addition, for a stockholder to make any nomination of a candidate for election to the Coursera Board at an annual meeting, the stockholder must provide timely notice of the nomination in writing to Coursera’s Secretary at its principal executive offices and otherwise comply with the provisions of Coursera’s Bylaws. To be timely for such stockholder proposal or nomination, Coursera’s Bylaws provide that Coursera must have received the stockholder’s notice not more than 120 days nor less than 90 days prior to the first anniversary of the date the proxy statement was provided to the stockholders in connection with preceding year’s annual meeting of stockholders. However, if Coursera has not held an annual meeting in the previous year or the date of the annual meeting is called for a date that is more than 30 days before or after the first anniversary date of the preceding year’s annual meeting, Coursera must have received the stockholder’s notice not later than the close of business on the later of the 90th day prior to the date of the scheduled annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made. For the Coursera 2026 Annual Meeting, notice must have been received between November 27, 2025 and December 27, 2025. An adjournment of an annual meeting will not commence a new time period or extend any time period for the giving of the stockholder’s notice described above. The stockholder’s notice must set forth, as to each proposed matter, the information required by Coursera’s Bylaws.
The requirements summarized above are qualified in their entirety by Coursera’s Bylaws, Rule 14a-19 under the Exchange Act (as applicable) and, in the case of stockholder proposals submitted for inclusion in the proxy materials, Rule 14a-8 under the Exchange Act, which you should read in order to comply with the applicable requirements. However, the deadline provided for in Rule 14a-19 does not supersede any of the requirements or timing required by the Coursera Bylaws. Stockholders who wish to submit a proposal or nomination should seek independent counsel. Coursera will not consider any proposal or nomination that is not timely or otherwise does not meet the Coursera Bylaws and SEC requirements. Coursera reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements, and the presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.
Udemy Stockholder Proposals
If the Merger is completed, Udemy will have no public stockholders and there will be no public participation in any future meetings of Udemy’s stockholders. Udemy will hold an annual meeting of stockholders in 2026 only if the Merger has not already been completed. The timing of stockholder proposals relating to Udemy’s 2026 annual meeting of stockholders is summarized below in the event that the Merger has not yet been completed.
Stockholders who intend to have a proposal considered for inclusion in Udemy’s proxy materials for presentation at the 2026 annual meeting (if held) pursuant to Rule 14a-8 of the Exchange Act must have had their proposal received by the Secretary at Udemy’s principal executive office at 600 Harrison Street, 3rd Floor, San Francisco, California 94107 on or before December 26, 2025.

Udemy’s amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal or nominate a director at an annual meeting, but do not seek to include the proposal or director nominee in Udemy’s annual meeting proxy statement. In order to be properly brought before Udemy’s 2026 annual meeting, the stockholder must provide timely written notice to Udemy’s Secretary at the principal executive office and any such proposal or nomination must constitute a proper matter for stockholder action. The written notice must contain the information specified in Udemy’s amended and restated bylaws. To be timely, a stockholder’s written notice must be received by Udemy’s Secretary at the principal executive office:
•	no earlier than 8:00 a.m., Eastern Time, on February 16, 2026; and
•	no later than 5:00 p.m., Eastern Time, on March 18, 2026.
In the event that Udemy holds its 2026 annual meeting more than 25 days before or after the one-year anniversary of its 2025 annual meeting, then such written notice must be received by Udemy’s Secretary at Udemy’s principal executive office:
•	no earlier than 8:00 a.m., Eastern Time, on the 120th day prior to the day of the 2026 annual meeting; and
•
no later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to the day of the 2026 annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of the annual meeting was first made by Udemy.

If a stockholder who has notified Udemy of their intention to present a proposal at an annual meeting of stockholders does not appear to present their proposal at such annual meeting, then Udemy is not required to present the proposal for a vote at such annual meeting.
In addition to satisfying the requirements of Udemy’s bylaws, stockholders who intend to solicit proxies in support of director nominees (other than Udemy’s nominees) must also provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION
Both Coursera and Udemy file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. Coursera’s and Udemy’s SEC filings are available to the public at the internet website maintained by the SEC at www.sec.gov. You will also be able to obtain many of these documents, free of charge, from Coursera at https://investor.coursera.com under the “Financials” tab and then under the “SEC Filings” link, or from Udemy at https://investors.udemy.com under the “Financial Information” tab and then under the “SEC Filings” link.
Coursera has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other document referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.
The SEC allows Coursera and Udemy to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about the companies, and you should read this document together with any other documents incorporated by reference in this document. Some documents or information, such as that called for by Item 2.02 and Item 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.
This document incorporates by reference the following documents that have previously been filed with the SEC by Coursera:
•	Annual Report on Form 10-K for the year ended December 31, 2025 (filed with the SEC on February 23, 2026);
•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on May 20, 2025 (filed with the SEC on March 31, 2025);
•	Current Reports on Form 8-K filed with the SEC on January 5, 2026 and February 10, 2026; and
•
Any description of shares of Coursera Common Stock contained in a registration statement filed by Coursera pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

This document also incorporates by reference the following documents that have previously been filed with the SEC by Udemy:
•	Annual Report on Form 10-K for the year ended December 31, 2025 (filed with the SEC on February 19, 2026);
•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on June 16, 2025 (filed with the SEC on April 25, 2025);
•	Current Report on Form 8-K filed with the SEC on February 10, 2026; and
•
Any description of shares of Udemy Common Stock contained in a registration statement filed by Udemy pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

In addition, Coursera and Udemy are incorporating by reference (1) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial filing of and prior to the effectiveness of the Registration Statement of which this joint proxy statement/prospectus forms a part and (2) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this joint proxy statement/prospectus and prior to the dates of the Coursera Special Meeting and the Udemy Special Meeting, respectively; provided, however, that Coursera and Udemy are not incorporating by reference any information furnished (but not filed) in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), except as otherwise specified therein. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed with the SEC.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning Coursera or Udemy, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal executive offices are listed below.

For Coursera Stockholders: Coursera, Inc. 2440 West El Camino Real, Suite 500, Mountain View, California 94040 Attention: Investor Relations Telephone: (650) 963-9884	For Udemy Stockholders: Udemy, Inc. 600 Harrison Street, 3rd Floor San Francisco, California 94107 Attention: Investor Relations Telephone: (415) 813-1710

To obtain timely delivery of these documents before the Coursera Special Meeting, Coursera Stockholders must request the information no later than [ ], 2026 (which is five business days before the date of the Coursera Special Meeting).
To obtain timely delivery of these documents before the Udemy Special Meeting, Udemy Stockholders must request the information no later than [ ], 2026 (which is five business days before the date of the Udemy Special Meeting).
Neither Coursera nor Udemy has authorized anyone to provide any information or to make any representation about the Merger or Coursera or Udemy that is different from, or in addition to, those contained in this joint proxy statement/prospectus or in any of the materials that Coursera or Udemy has incorporated by reference into this joint proxy statement/prospectus. Coursera and Udemy take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated [ ], 2026. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to Coursera Stockholders or Udemy Stockholders, nor the issuance of Coursera Common Stock in the Merger, will create any implication to the contrary.
If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

Annex A
AGREEMENT AND PLAN OF MERGER

by and among

UDEMY, INC.

COURSERA, INC.

and

CHESS MERGER SUB, INC.
Dated as of December 17, 2025

Exhibits
Exhibit A – Udemy Voting Agreement	A-79
Exhibit B – Coursera Voting Agreement	A-80
Exhibit C – Charter Amendment	A-81
Exhibit D – Surviving Company Certificate of Incorporation	A-82

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	6.13(c)
affiliate	9.6
Agreement	Preamble
Antitrust Division	6.1(c)
Assumed RSU Award	1.6(b)
Business Day	9.6
Cancelled Shares	1.5(b)
Certificate of Merger	1.3
Charter Amendment	1.8
Charter Amendment Vote	1.8
Chosen Courts	9.9(b)
Clean Team Agreement	6.3(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Combined Company	1.1
Company Tax Counsel	7.2(d)
Company Tax Opinion	7.2(d)
Competition Laws	3.4
Confidentiality Agreement	6.3(b)
Content Licenses	3.13(a)
Contract	3.13(a)
Coursera	Preamble
Coursera Benefit Plans	3.10(a)
Coursera Board Recommendation	3.20
Coursera Bylaws	1.9
Coursera Certificate of Incorporation	1.8
Coursera Common Stock	Recitals
Coursera Contract	3.13(a)
Coursera Covered Content Partner	3.23(d)
Coursera Covered Customer	3.23(a)
Coursera Covered Reseller	3.23(c)
Coursera Covered Supplier	3.23(b)
Coursera Director Designee	6.12(a)
Coursera Disclosure Letter	Article III
Coursera Equity Awards	3.2(a)
Coursera ERISA Affiliate	3.10(a)
Coursera Indemnified Parties	6.9(a)
Coursera Intervening Event	6.4(b)(iv)
Coursera Leases	3.16
Coursera Material Source Code	3.17(d)
Coursera Meeting	6.4(a)
Coursera Privacy Obligations	3.17(f)
Coursera PSU Awards	3.2(a)
Coursera Qualified Plans	3.10(b)
Coursera Real Property	3.16
Coursera Registered Intellectual Property	3.17(a)
Coursera Restricted Stock Awards	3.2(a)
Coursera RSU Awards	3.2(a)

Section
Coursera SEC Reports	3.11
Coursera Securities	3.2(a)
Coursera Share Price	2.2(e)
Coursera Significant Stockholders	Recitals
Coursera Stock Options	3.2(a)
Coursera Subsidiary	3.1(b)
Coursera Subsidiary Securities	3.2(c)
Coursera Superior Proposal	6.4(b)(ii)
Coursera Voting Agreement	Recitals
Delaware Secretary	1.3
DGCL	Recitals
Director Award	1.6(c)
Director Designees	6.12(a)
Divestiture	6.1(b)
DMCA	3.17(b)
Educational Partner	3.12(c)
Effective Time	1.3
Enforceability Exceptions	3.3(a)
Environmental Laws	3.15
ERISA	3.10(a)
Exchange Act	3.5(c)
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.5(b)
FCPA	3.12(g)
Final Offering Period	1.7
Form S-4	3.4
FTC	6.1(c)
GAAP	3.1(a)
Government Contract	3.14
Governmental Entity	3.4
Hazardous Substances	3.15
HSR Act	3.4
Indebtedness	3.13(a)
Intellectual Property	3.17(a)
IT Assets	3.17(e)
Joint Proxy Statement	3.4
knowledge	9.6
Laws	3.12(a)
Liens	3.2(c)
made available	9.6
Malicious Code	3.17(e)
Material Adverse Effect	3.1(a)
Merger	Recitals
Merger Consideration	1.5(b)
Merger Consideration Value	1.6(a)
Merger Sub	Preamble
Merger Sub Common Stock	1.5(a)
Multiemployer Plan	3.10(a)
Multiple Employer Plan	3.10(d)

Section
Nasdaq	6.6
Net Option Share Amount	1.6(a)
New Benefit Plans	6.7(a)
New Certificates	2.1
Non-Scheduled Contracts	3.13(a)
NYSE	2.2(e)
OFAC	3.12(f)
Old Certificate	1.5(c)
Payoff Amount	6.19
Payoff Letter	6.19
Permitted Encumbrances	3.16
Permitted Grants	5.2(d)
person	9.6
Personal Data	3.12(h)
Premium Cap	6.9(b)
Processing	3.17(f)
Recommendation Change	6.4(a)
Registered Intellectual Property	3.17(a)
Relevant Matters	9.9(a)
Remedy	6.1(b)
Representatives	3.12(g)
Requisite Coursera Vote	3.3(a)
Requisite Regulatory Approvals	6.1(a)
Requisite Udemy Vote	4.3(a)
Restructuring Election	6.15
Sarbanes-Oxley Act	3.5(c)
SEC	1.6(f)
Security Breach	3.12(h)
Share Issuance	3.3(a)
Significant Subsidiaries	5.2(o)
Subsidiary	3.1(a)
Surviving Entity	1.1
Takeover Statutes	3.19
Tax	3.9(f)
Tax Return	3.9(g)
Taxes	3.9(f)
Taxing Authority	3.9(h)
Termination Date	8.1(c)
Termination Fee	8.2(b)(i)
Third Party	6.13(c)
Treasury Regulations	Recitals
Two-Step Merger	6.15
Udemy	Preamble
Udemy Benefit Plans	4.10(a)
Udemy Board Recommendation	4.20
Udemy Bylaws	4.1(a)
Udemy Certificate of Incorporation	4.1(a)
Udemy Common Stock	Recitals
Udemy Contract	4.13(a)
Udemy Covered Customer	4.23(a)

Section
Udemy Covered Instructor	4.23(d)
Udemy Covered Reseller	4.23(c)
Udemy Covered Supplier	4.23(b)
Udemy Credit Agreement	6.19
Udemy Director Designee	6.12(a)
Udemy Disclosure Letter	Article IV
Udemy Equity Awards	4.2(a)
Udemy ERISA Affiliate	4.10(a)
Udemy ESPP	1.7
Udemy Indemnified Parties	6.9(a)
Udemy Insiders	6.17
Udemy Intervening Event	6.4(b)(iii)
Udemy Leases	4.16
Udemy Material Source Code	4.17(d)
Udemy Meeting	6.4(a)
Udemy Privacy Obligations	4.17(f)
Udemy PSU Award	1.6(d)
Udemy Qualified Plans	4.10(b)
Udemy Real Property	4.16
Udemy Registered Intellectual Property	4.17(a)
Udemy RSU Award	1.6(b)
Udemy SAR	1.6(a)
Udemy SEC Reports	4.11
Udemy Securities	4.2(a)
Udemy Significant Stockholders	Recitals
Udemy Stock Option	1.6(a)
Udemy Subsidiary	4.1(b)
Udemy Subsidiary Securities	4.2(b)
Udemy Superior Proposal	6.4(b)(i)
Udemy Voting Agreement	Recitals
Willful Breach	8.2(a)

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of December 17, 2025 (this “Agreement”), by and among Udemy, Inc., a Delaware corporation (“Udemy”), Coursera, Inc. a Delaware public benefit corporation (“Coursera”), and Chess Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Coursera (“Merger Sub”).
W I T N E S S E T H:
WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into Udemy (the “Merger”), with Udemy surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);
WHEREAS, in furtherance thereof, the respective Boards of Directors of Udemy, Coursera and Merger Sub have approved the Merger and this Agreement;
WHEREAS, the Board of Directors of Coursera has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Charter Amendment (as defined below), the Share Issuance and the Merger, are advisable to, and in the best interests of, Coursera, taking into account the pecuniary interests of holders of shares of common stock, par value $0.00001 per share, of Coursera (the “Coursera Common Stock”), the best interests of those materially affected by Coursera’s conduct, including holders of Coursera Common Stock, employees of Coursera, community, educators and learners, and Coursera’s specific public benefit purpose to provide global access to flexible affordable high-quality education that supports personal development, career advancement, and economic opportunity, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Charter Amendment, the Share Issuance and the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the Share Issuance and the Charter Amendment be submitted to the holders of Coursera Common Stock, for their approval, and (d) resolved to recommend that the holders of shares of Coursera Common Stock vote in favor of the approval of the Share Issuance and the Charter Amendment on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the Board of Directors of Udemy has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Udemy and the holders of shares of common stock, par value $0.00001 per share, of Udemy (the “Udemy Common Stock”), (b) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the holders of shares of Udemy Common Stock for their adoption and (d) resolved to recommend that the holders of shares of Udemy Common Stock vote in favor of the adoption this Agreement;
WHEREAS, the Board of Directors of Merger Sub has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub, and Coursera, as the sole stockholder of Merger Sub, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to Coursera, as the sole stockholder of Merger Sub, for its adoption and (d) resolved to recommend that Coursera, as the sole stockholder of Merger Sub, vote in favor of the adoption this Agreement;
WHEREAS, for U.S. federal income tax purposes, Coursera, Merger Sub and Udemy intend that the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Coursera’s willingness to enter into this Agreement and following approval thereof by the Board of Directors of Udemy, certain stockholders of Udemy (the “Udemy Significant Stockholders”) have entered into a voting and support agreement, dated as of the date of this Agreement (the “Udemy Voting Agreement”) in substantially the form attached hereto as Exhibit A, pursuant to which, among other things, the Udemy Significant Stockholders have agreed to vote all shares of Udemy Common Stock of which they are the sole or shared record and/or beneficial owner in favor of the adoption of this Agreement and to take certain other actions in furtherance of the Merger and the other transactions contemplated by this Agreement, in each case, on the terms and subject to the conditions provided for in the Udemy Voting Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Udemy’s willingness to enter into this Agreement and following approval thereof by the Board of Directors of Coursera, certain stockholders of Coursera (the “Coursera Significant Stockholders”) have entered into a voting and support agreement, dated as of the date of this Agreement (the “Coursera Voting Agreement”) in substantially the form attached hereto as Exhibit B, pursuant to which, among other things, the Coursera Significant Stockholders have agreed to vote all shares of Coursera Common Stock of which they are the sole or shared record and/or beneficial owner in favor of the approval of the Share Issuance (as defined herein) and the approval of the Charter Amendment, and to take certain other actions in furtherance of the Merger and the other transactions contemplated by this Agreement, in each case, on the terms and subject to the conditions provided for in the Coursera Voting Agreement; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I

THE MERGER
1.1. The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time (as defined below), Merger Sub shall be merged with and into Udemy in accordance with the DGCL and the separate corporate existence of Merger Sub shall thereupon cease, and (b) Udemy shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and from and after the Effective Time, shall be a wholly owned Subsidiary of Coursera (sometimes hereinafter referred to as the “Combined Company”), including in its capacity as the sole stockholder of the Surviving Entity following the Effective Time), and the separate corporate existence of Udemy with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DGCL.
1.2. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 8:00 a.m., New York City time, on a date which shall be no later than five (5) Business Days after the satisfaction or waiver (to the extent permitted under applicable Law) of all of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or permitted waiver thereof), unless another date, time or place is agreed to in writing by Udemy and Coursera. The date on which the Closing occurs is referred to as the “Closing Date.”
1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware (the “Delaware Secretary”) a certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Delaware Secretary in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Delaware Secretary, or at such later time as Udemy and Coursera shall agree and specify in the Certificate of Merger (such time hereinafter referred to as the “Effective Time”).
1.4. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.
1.5. Conversion of Udemy Common Stock and Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Udemy, Coursera, Merger Sub or the holders of any securities of Udemy, Coursera or Merger Sub:
(a) Each share of the common stock, par value $0.00001 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.00001 per share, of the Surviving Entity, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Entity. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Entity into which such shares of Merger Sub Common Stock were converted in accordance with the immediately preceding sentence.
(b) Subject to Section 2.2(e), each share of Udemy Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Udemy Common Stock that are owned directly by Coursera, Udemy or Merger Sub (in each case other than shares of Udemy Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties) (the “Cancelled Shares”), shall be converted into the right to receive 0.800 shares (the “Exchange Ratio”, and such shares, the “Merger Consideration”) of Coursera Common Stock.
(c) All of the shares of Udemy Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Udemy Common Stock) previously representing any such shares of Udemy Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of Coursera Common Stock which such shares of Udemy Common Stock have been converted into the right to receive pursuant to this Section 1.5, (ii) cash in lieu of fractional shares which the shares of Udemy Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Udemy Common Stock or Coursera Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Coursera and the holders of shares of Udemy Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit Udemy or Coursera to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all Cancelled Shares shall be cancelled and shall cease to exist, and no Coursera Common Stock or other consideration shall be delivered in exchange therefor.
1.6. Treatment of Udemy Equity Awards.
(a) At the Effective Time, each option to purchase shares of Udemy Common Stock (an “Udemy Stock Option”) and each stock appreciation right in respect of shares of Udemy Common Stock (an “Udemy SAR”) that, as of immediately prior to the Effective Time, is outstanding and unexercised, whether vested or unvested, by virtue of the Merger and without any action on the part of the holders thereof, shall be converted into the right to receive (without interest), less applicable Tax withholdings, a number of shares of Coursera Common Stock equal to the product of (i) the Net Option Share Amount multiplied by (ii) the Exchange Ratio. For purposes of this Agreement, “Net Option Share Amount” means, with respect to each Udemy Stock Option or Udemy SAR, as applicable, the quotient of (A) the product of (1) the excess, if any, of the Merger Consideration Value over the exercise price per share of Udemy Common Stock subject to such Udemy Stock Option or Udemy SAR, as applicable, immediately prior to the Effective Time multiplied by (2) the number of shares of Udemy Common Stock subject to such Udemy Stock Option or Udemy SAR, as applicable, immediately prior to the Effective Time, divided by (B) the Merger Consideration Value. For purposes of this Agreement, “Merger Consideration Value” means the product of (x) the Coursera Share Price and (y) the Exchange Ratio. For the avoidance of doubt, at the Effective Time, each Udemy Stock Option and each Udemy SAR that is not entitled to receive any shares of Coursera Common Stock under this Section 1.6(a) shall, by virtue of the Merger and without any action on the part of the holders thereof, be canceled for no consideration.
(b) At the Effective Time, each restricted stock unit award (or portion thereof) covering shares of Udemy Common Stock that is not subject to performance-based vesting conditions, including any restricted stock unit award whose performance-based vesting conditions have been satisfied (an “Udemy RSU Award”) that is not a

Director Award (as defined below) that, as of immediately prior to the Effective Time, is outstanding, by virtue of the Merger and without any action on the part of the holders thereof, shall be assumed by Coursera and converted automatically at the Effective Time into a restricted stock unit award covering Coursera Common Stock (an “Assumed RSU Award”) having the same terms and conditions as applied to the corresponding Udemy RSU Award as of immediately prior to the Effective Time (including, for the avoidance of doubt, any applicable vesting schedules and termination protections that apply following consummation of the Merger), except that each Assumed RSU Award will cover that number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (i) the number of shares of Udemy Common Stock that were subject to the Udemy RSU Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.
(c) At the Effective Time, each Udemy RSU Award that was granted in respect of the holder’s services as a non-employee director of Udemy (a “Director Award”) that, as of immediately prior to the Effective Time, is outstanding, by virtue of the Merger and without any action on the part of the holders thereof, shall become fully vested (to the extent unvested) in accordance with the applicable award agreements and shall be converted into the right to receive that number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (i) the number of shares of Udemy Common Stock that were subject to the Director Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.
(d) At the Effective Time, each restricted stock unit award (or portion thereof) covering shares of Udemy Common Stock that is subject to performance-based vesting conditions (a “Udemy PSU Award”) that, as of immediately prior to the Effective Time, is outstanding, by virtue of the Merger and without any action on the part of the holders thereof, shall be assumed by Coursera and converted automatically at the Effective Time into an Assumed RSU Award having the same terms and conditions as applied to the corresponding Udemy PSU Award as of immediately prior to the Effective Time (including, for the avoidance of doubt, any applicable vesting schedules and termination protections that apply following consummation of the Merger), except that each Assumed RSU Award will cover that number of shares of Coursera Common Stock (rounded to the nearest whole number of shares) equal to the product of (i) the number of unvested shares of Udemy Common Stock that were subject to the Udemy PSU Award as of immediately prior to the Effective Time assuming performance at the greater of target and the actual level of performance as of immediately prior to the Effective Time, in accordance with the terms of the applicable award agreements, multiplied by (ii) the Exchange Ratio. Prior to the Effective Time, Udemy, the Board of Directors of Udemy and its compensation committee, as applicable, shall adopt any resolutions and take any corporate actions that are necessary or appropriate to effectuate the provisions of this Section 1.6.
(e) Notwithstanding anything to the contrary herein, if the application of Sections 1.6(a) through 1.6(d) is subject to the Laws of a non-U.S. jurisdiction, then, to the extent that the manner in which such equity award would otherwise be treated pursuant to this Agreement would result in materially adverse Tax consequences to the individual holding such equity award, Coursera and Udemy shall work in good faith to adjust the treatment of such equity award as commercially reasonable to avoid such adverse Tax consequences in such a manner as to yield to the holder of such equity award the economic benefit intended by Sections 1.6(a) through 1.6(d).
(f) Coursera shall take all corporate actions that are necessary for the assumption of the Udemy Equity Awards pursuant to this Section 1.6, including the reservation, issuance and listing of Coursera Common Stock as necessary to effect the transactions contemplated by this Section 1.6. In addition, Coursera shall file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable on or after the Closing Date a registration statement on Form S-8 (or such other applicable form) with respect to the equity awards assumed by Coursera in accordance with this Section 1.6 and the shares of Coursera Common Stock underlying such awards, and shall maintain the effectiveness of such registration statement for so long as such awards remain outstanding and such registration of the shares of Coursera Common Stock issuable thereunder continues to be required.
1.7 Employee Stock Purchase Plan. Udemy shall take all necessary action to terminate the Udemy 2021 Employee Stock Purchase Plan (the “Udemy ESPP”) and all outstanding rights thereunder (including providing any requisite notice to participants in the Udemy ESPP pursuant to the terms of the Udemy ESPP) no later than as of immediately prior to the Effective Time, contingent upon the consummation of the transactions contemplated by this Agreement; provided that, from and after the date of this Agreement, Udemy shall take all necessary action to ensure that (a) no new participants are permitted to participate in the Udemy ESPP and that existing participants in the Udemy ESPP will not be permitted to increase their payroll deduction or contribution rates from those in effect on the date of this Agreement, (b) except for any offering period (inclusive of any rolling purchase periods thereunder) or other similar period during which shares may be purchased in effect on the date of this Agreement (the “Final Offering Period”), no new offering period or such other similar period shall be authorized or commenced after the date of this Agreement, and (c) the maximum number of shares that a participant in the Udemy ESPP is permitted to purchase shall not be increased. Unless otherwise agreed to by Udemy and Coursera, the Final Offering Period shall terminate no later than the day immediately prior to the Effective Time. Udemy shall not grant any Policy RSU (as defined in the Udemy Phantom Employee Stock Purchase Grant Policy), including in respect of the Final Offering Period.
1.8. Certificate of Incorporation of the Combined Company. Subject to the approval of the Charter Amendment by the affirmative vote of a majority of the votes cast by the holders of Coursera Common Stock at a meeting of Coursera stockholders duly called and held for such purpose (the “Charter Amendment Vote”), the filing and effectiveness of the certificate of amendment to be filed with the Delaware Secretary to effect the Charter Amendment and the occurrence of the Closing, at the Effective Time the Certificate of Incorporation of Coursera (the “Coursera Certificate of Incorporation”), as in effect immediately prior to the Effective Time, as amended as set forth in Exhibit C (such amendment the “Charter Amendment”) shall be the Certificate of Incorporation of the Combined Company, until thereafter amended in accordance with its terms and applicable Law.
1.9. Bylaws of the Combined Company. The Bylaws of Coursera (the “Coursera Bylaws”) as in effect immediately prior to the Effective Time shall be the Bylaws of the Combined Company, until thereafter amended in accordance with its terms and applicable Law.
1.10. Certificate of Incorporation and Bylaws of Surviving Entity. At the Effective Time, (i) the Certificate of Incorporation of the Surviving Entity shall be amended and restated in its entirety in the form set forth on Exhibit D and incorporated herein by reference, which will be the certificate of incorporation of the Surviving Entity until thereafter amended in accordance with its terms and applicable Law and (ii) the Bylaws of the Surviving Entity shall be amended and restated in their entirety to be in the form of the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that (a) the name of the Surviving Entity shall be “Udemy, Inc.” and (b) any reference to the incorporator will be removed until thereafter amended in accordance with its terms and with applicable Law).
1.11. Directors and Officers of Surviving Entity. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity, in each case until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the Bylaws of the Surviving Entity. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity, in each case until such officer’s successor is elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the Bylaws of the Surviving Entity.
1.12. Plan of Reorganization. This Agreement is adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder, and the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.
ARTICLE II

EXCHANGE OF SHARES
2.1. Coursera to Make Consideration Available. At or prior to the Effective Time, Coursera shall deposit, or shall cause to be deposited, with Coursera’s transfer agent or a bank or trust company designated by Coursera and reasonably acceptable to Udemy (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates, certificates or, at Coursera’s option, evidence in book-entry form, representing shares of Coursera Common Stock to be issued pursuant to Section 1.5 (referred to herein as “New Certificates”), and cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of Coursera Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).
2.2. Exchange of Shares.
(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Coursera shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Udemy Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive Coursera Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of Coursera Common Stock and any cash in lieu of fractional shares which the shares of Udemy Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Coursera Common Stock to which such holder of shares of Udemy Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Coursera Common Stock which the shares of Udemy Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2. Holders of book-entry shares of Udemy Common Stock whose shares of Udemy Common Stock were converted pursuant to Section 1.5 into the right to receive the Merger Consideration shall not be required to deliver a certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration, and such shares will be deemed surrendered at the Effective Time.
(b) No dividends or other distributions declared with respect to Coursera Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Coursera Common Stock that the shares of Udemy Common Stock represented by such Old Certificate have been converted into the right to receive.
(c) If any New Certificate representing shares of Coursera Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Coursera Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d) After the Effective Time, there shall be no transfers on the stock transfer books of Udemy of the shares of Udemy Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Coursera Common Stock as provided in this Article II.
(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Coursera Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Coursera Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Combined Company. In lieu of the issuance of any such fractional share, the Combined Company shall pay to each former holder of shares of Udemy Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Coursera Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date (the “Coursera Share Price”) by (ii) the fraction of a share (after taking into account all shares of Udemy Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Coursera Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Udemy for twelve (12) months after the Effective Time shall be paid to the Combined Company. Any former holders of shares of Udemy Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Combined Company for payment of the shares of Coursera Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Coursera Common Stock deliverable in respect of each former share of Udemy Common Stock such holder holds as determined pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, none of Udemy, Coursera, Merger Sub, the Surviving Entity, the Combined Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Udemy Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.
(g) Notwithstanding anything herein to the contrary, each of Udemy, Coursera, Merger Sub, the Surviving Entity, the Combined Company and the Exchange Agent, and any other person that has any withholding obligation with respect to any payment made pursuant to this Agreement, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any payment made pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.
(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Coursera, the Combined Company or the Exchange Agent, the posting by such person of a bond in such amount as Coursera, the Combined Company or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Coursera Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.
(i) In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of Udemy Common Stock or Coursera Common Stock in connection with the Merger.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COURSERA AND MERGER SUB
Except (a) as disclosed in the disclosure letter delivered by Coursera and Merger Sub to Udemy concurrently herewith (the “Coursera Disclosure Letter”); provided that (i) the mere inclusion of an item in the Coursera Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by Coursera or Merger Sub that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (ii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) such section, (2) any other section of Article III specifically referenced or cross-referenced and (3) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Coursera SEC Reports filed by Coursera after December 31, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Coursera and Merger Sub hereby represent and warrant to Udemy as follows:
3.1. Corporate Organization.
(a) Coursera is a public benefit corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Coursera has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Coursera is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coursera. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Udemy, Coursera, the Surviving Entity or the Combined Company, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of such person and its Subsidiaries taken as a whole; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or official interpretations thereof, (B) changes, after the date hereof, in Laws, rules or regulations, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war, civil unrest or acts of terrorism) or in economic, market (including equity, credit and debt markets, as well as changes in interest rates) or other general industry-wide conditions affecting the industries in which such party and its Subsidiaries operates, including any government shutdowns, tariffs, sanctions, trade policies or similar Laws, Orders or policies, or any trade disputes, “trade wars” or similar actions, or any threats of any of the foregoing, (D) the announcement or the existence of, compliance with, pendency of or performance under, this Agreement or the transactions contemplated hereby or the identity of the parties to this Agreement or any of their affiliates (including the impact thereof on the relationships, contractual or otherwise, of a party or any of its Subsidiaries with officers and employees, financing sources, customers, suppliers, vendors, service providers or other business partners and any stockholder litigation) (provided that this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of or performance under this Agreement or the consummation of the transactions contemplated hereby), (E) a decline in the trading price of a party’s common stock or any change in the credit ratings or ratings outlook for, or the availability or cost of equity, debt or other financing to, such party or any of its Subsidiaries, or the failure, in and of itself, to meet earnings projections, earnings guidance, budgets, expectations, estimates or internal financial forecasts, but not, in either case, including any underlying causes thereof to the extent not otherwise excluded pursuant to subclauses (A) through (H), (F) strikes, outbreaks of disease, pandemics, natural disasters, wildfires, extreme weather conditions or other acts of God, (G) any action required to be taken by a party or any of its Subsidiaries at the written request of the other party, and (H) with respect to Coursera, any change in Coursera’s certification as a B Corp; provided that this clause (H) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is related to B Corp certification or qualification, and shall not include any underlying causes to the extent not otherwise excluded pursuant to subclauses (A) through (G); except, with respect to the exceptions set forth in subclauses (A), (B), (C) or (F), if such effect, change, event, circumstance, condition, occurrence or development has had a disproportionate adverse impact on the business, properties, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, relative to other companies in the industry in which Udemy, Coursera and their respective Subsidiaries operate, then the incremental disproportionate adverse impact of such effect, change, event, circumstance, condition, occurrence or development shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the Coursera Certificate of Incorporation, the Coursera Bylaws and the constituent documents of Merger Sub, in each case as in effect as of the date of this Agreement, have previously been made available by Coursera to Udemy.
(b) Each Subsidiary of Coursera (a “Coursera Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Coursera and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. Section 3.1(b) of the Coursera Disclosure Letter sets forth a true and complete list of all Coursera Subsidiaries as of the date hereof. No Coursera Subsidiary is in violation of any of the provisions of the certificate of incorporation or bylaws (or comparable organizational documents) of such Coursera Subsidiary. No Coursera Subsidiary owns any capital stock of Coursera.
(c) (i) As of the date of this Agreement, Coursera is a Certified B Corporation as certified by, and pursuant to a license agreement with, B Lab and (ii) except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Coursera, Coursera is in material compliance with (A) all requirements with respect to maintaining a valid license with B Lab to use the “B Corp” trademark as it is presently used by Coursera and proposed to be used by Coursera and (B) all Laws applicable to Coursera under subchapter XV of the DGCL.
3.2. Capitalization.
(a) As of December 12, 2025, the authorized capital stock of Coursera consists of 300,000,000 shares of Coursera Common Stock and 10,000,000 shares of preferred stock, par value $0.00001 per share. As of December 12, 2025, there are (i) 167,908,653 shares of Coursera Common Stock issued and outstanding; (ii) no shares of Coursera Common Stock held in treasury; (iii) 17,043,670 shares of Coursera Common Stock subject to outstanding awards of restricted stock units corresponding to Coursera Common Stock (“Coursera RSU Awards”); (iv) 593,094 shares (assuming satisfaction of performance goals at the target level) or 834,344 shares (assuming satisfaction of performance goals at the maximum level) of Coursera Common Stock subject to outstanding awards of performance-based restricted stock units corresponding to Coursera Common Stock (“Coursera PSU Awards”); (v) 11,122,809 shares of Coursera Common Stock subject to outstanding stock options to purchase Coursera Common Stock (“Coursera Stock Options”) and (vi) no other shares of capital stock or other voting securities or equity interests of Coursera issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Coursera Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Coursera may vote. Other than Coursera Stock Options, Coursera RSU Awards, Coursera Restricted Stock Awards and Coursera PSU Awards (collectively, “Coursera Equity Awards”) issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Coursera, or contracts, commitments, understandings or arrangements by which Coursera may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Coursera, or that otherwise obligate Coursera to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Coursera Securities”). Other than Coursera Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Coursera or any Coursera Subsidiary) are outstanding as of the date of this Agreement. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Coursera or any of Coursera Subsidiary is a party with respect to the voting or transfer (including preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts or calls) of Coursera Common Stock, capital stock or other voting or equity securities or ownership interests of Coursera or granting any stockholder or other person any registration rights.
(b) All of the issued and outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and is, and at the Effective Time will be, owned by Coursera. Merger Sub was incorporated solely for the purpose of entering into the transactions contemplated by this Agreement and, since the date of its incorporation, has not carried on any business, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.
(c) Coursera owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Coursera Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Coursera Subsidiary, or contracts, commitments, understandings or arrangements by which any Coursera Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Coursera Subsidiary, or otherwise obligating any Coursera Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Coursera Subsidiary Securities”). Coursera does not own, directly or indirectly, subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Person other than the Coursera Subsidiaries, or contracts, commitments, understandings or arrangements by which Coursera may become bound to acquire any of the foregoing.
3.3. Authority; No Violation.
(a) Coursera has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Coursera and the Board of Directors of Merger Sub, as applicable. The Board of Directors of Coursera has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of, Coursera, taking into account the pecuniary interests of holders of Coursera Common Stock, the best interests of those materially affected by Coursera’s conduct, including holders of Coursera Common Stock, employees of Coursera, community, educators and learners, and Coursera’s specific public benefit purpose to provide global access to flexible and affordable high-quality education that supports personal development, career advancement, and economic opportunity, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that the Share Issuance (as defined below) and the Charter Amendment be submitted to Coursera’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the approval of the issuance of shares of Coursera Common Stock pursuant to the Merger (the “Share Issuance”) by the holders of a majority of votes cast by the holders of Coursera Common Stock at a meeting of Coursera stockholders duly called and held for such purpose, (ii) the receipt of the Charter Amendment Vote (such approvals in clauses (i) and (ii) of this Section 3.3(a), the “Requisite Coursera Vote”), (iii) corporate proceedings required to give effect to the matters and agreements contemplated by Section 6.12 and (iv) the approval of this Agreement by the sole stockholder of Merger Sub contemplated by Section 6.18, no other corporate proceedings on the part of Coursera or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Coursera and Merger Sub, and, assuming due authorization, execution and delivery by Udemy, constitutes a valid and binding obligation of each of Coursera and Merger Sub, enforceable against each of Coursera and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)). The shares of Coursera Common Stock to be issued in the Merger have been validly authorized (subject to the receipt of the Requisite Coursera Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Coursera will have any preemptive right or similar rights in respect thereof.
(b) Neither the execution and delivery of this Agreement by Coursera or Merger Sub nor the consummation by Coursera or Merger Sub of the transactions contemplated hereby (including the Merger), nor compliance by Coursera or Merger Sub with any of the terms or provisions hereof, will, subject to the receipt of the Requisite Coursera Vote, (i) violate any provision of the Coursera Certificate of Incorporation, the Coursera Bylaws or the certificate of incorporation or bylaws (or similar organizational documents) of Merger Sub or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Coursera, Merger Sub or any Coursera Subsidiary or any of their respective properties or assets or (y) other than with respect to a Two-Step Merger, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, or accelerate the performance required by Coursera, Merger Sub or any Coursera Subsidiary under, any Coursera Contract, or result in the creation of any Lien upon any of the respective properties or assets of Coursera or any Coursera Subsidiary, except (in the case of clause (ii)(y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Coursera.
3.4. Consents and Approvals. Except for (i) the filing of any required applications, filings and notices, as applicable, with the Nasdaq and the NYSE, (ii) the filing of any required applications, filings and notices, as applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and such other consents, approvals, filings or registrations as may be required or advisable under any applicable supranational, national, federal, state, county, local or foreign antitrust, competition, trade regulation, or foreign investment Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition or to review or regulate foreign investment through merger or acquisition (including national security reviews), in each case, as amended, and other similar laws regulating antitrust, competition or restraint of trade of any non-U.S. jurisdiction (together with the HSR Act, collectively, “Competition Laws”), (iii) the filing by Coursera with the SEC of a joint proxy statement in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement”), and a registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus (the “Form S-4”), and the declaration of effectiveness of the Form S-4, (iv) the filing of the Certificate of Merger and the Charter Amendment with the Delaware Secretary pursuant to the DGCL and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Coursera Common Stock pursuant to this Agreement and the approval of the listing of such Coursera Common Stock on the NYSE, no material consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Coursera or Merger Sub of this Agreement, or (B) the consummation by Merger Sub of the Merger and by Coursera and Merger Sub of the other transactions contemplated hereby.
3.5. Financial Statements.
(a) The financial statements of Coursera and the Coursera Subsidiaries included (or incorporated by reference) in the Coursera SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Coursera and the Coursera Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Coursera and the Coursera Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount and not otherwise material, individually or in the aggregate), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Coursera and the Coursera Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since December 31, 2021, no independent public accounting firm of Coursera has resigned (or informed Coursera that it intends to resign) or been dismissed as independent public accountants of Coursera as a result of or in connection with any disagreements with Coursera on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera, neither Coursera nor any Coursera Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Coursera included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (including any notes thereto) and for liabilities incurred, whether known or unknown, fixed or variable, or asserted or unasserted, in the ordinary course of business consistent with past practice since December 31, 2024, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Coursera and the Coursera Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Coursera or the Coursera Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Coursera. Coursera (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Coursera, including the Coursera Subsidiaries, is made known to the chief executive officer and the chief financial officer of Coursera by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Coursera’s outside auditors and the audit committee of Coursera’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Coursera’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Coursera’s internal controls over financial reporting and (z) has established and maintains a system of internal accounting controls with respect to Coursera and the Coursera Subsidiaries designed to provide assurance regarding the reliability of financial reporting and pursuant to such system of internal accounting controls, transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. These disclosures were made in writing by management to Coursera’s auditors and audit committee. There is no reason to believe that Coursera’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2022, (i) neither Coursera nor any Coursera Subsidiary, nor, to the knowledge of Coursera, any director, officer, auditor, accountant or Representative of Coursera or any Coursera Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of Coursera or any Coursera Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Coursera or any Coursera Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Coursera or any Coursera Subsidiary, whether or not employed by Coursera or any Coursera Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Coursera or any Coursera Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of Coursera or any committee thereof or the Board of Directors or similar governing body of any Coursera Subsidiary or any committee thereof, or to the knowledge of Coursera, to any director or officer of Coursera or any Coursera Subsidiary.
3.6. Broker’s Fees. With the exception of the engagement of Qatalyst Partners LP (“Qatalyst Partners”), neither Coursera nor any Coursera Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.
3.7. Absence of Certain Changes or Events.
(a) Since December 31, 2024 through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera.
(b) Since December 31, 2024 through the date of this Agreement, Coursera and the Coursera Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.
3.8. Legal and Regulatory Proceedings.
(a) Except as would not reasonably be expected to, either individually or in the aggregate, be material to Coursera and the Coursera Subsidiaries, taken as a whole, neither Coursera nor any Coursera Subsidiary is a party to any, and there are no outstanding or pending or, to the knowledge of Coursera, threatened, legal, administrative, arbitral or other proceedings, demands, claims, actions or governmental or regulatory investigations of any nature against Coursera or any Coursera Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) Except as would not reasonably be expected to, either individually or in the aggregate, be material to Coursera and the Coursera Subsidiaries, taken as a whole, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Coursera, any Coursera Subsidiary or the assets of Coursera or any Coursera Subsidiary (or that, upon the consummation of the Merger, would apply to the Surviving Entity, the Combined Company or any of their respective Subsidiaries).
3.9. Taxes and Tax Returns.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Coursera:
(i) each of Coursera and the Coursera Subsidiaries has duly and timely filed with the appropriate Taxing Authority (taking into account all applicable extensions) all Tax Returns required by applicable Law to be filed by it in all jurisdictions in which Tax Returns are required to be filed, and all such Tax Returns are true, correct, and complete in all respects;
(ii) neither Coursera nor any Coursera Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than automatic extensions of time to file Tax Returns obtained in the ordinary course) nor has been granted any extension or waiver of the limitation period applicable to the determination, assessment or collection of any Tax, which extension or waiver remains in effect;
(iii) all Taxes of Coursera and the Coursera Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid (taking into account all applicable extensions), and, where payment is not yet due, adequate accruals and reserves for such Taxes have been properly established on the financial statements of Coursera and the Coursera Subsidiaries in accordance with GAAP;
(iv) each of Coursera and the Coursera Subsidiaries has deducted, withheld, collected and paid over all Taxes required to have been deducted, withheld, collected and paid over in connection with any amounts paid or owing to or received or owing from any employee, customer, creditor, stockholder, independent contractor or other third party and has complied with all applicable Laws relating to withholding, collection and remittance of Taxes (including applicable information reporting requirements);
(v) neither Coursera nor any Coursera Subsidiary has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, actions, suits, claims, audits, investigations, examinations or other proceedings regarding any Tax or Tax Return of Coursera and the Coursera Subsidiaries or the assets of Coursera and the Coursera Subsidiaries, nor has any claim for additional Taxes been asserted in writing by any Taxing Authority against Coursera or any Coursera Subsidiary;
(vi) in the last three (3) years, no claim has been made in writing by any Taxing Authority in a jurisdiction where Coursera or any Coursera Subsidiary has not filed Tax Returns of a particular type that it is or may be subject to such type of Tax or required to file Tax Returns of such type by such jurisdiction;
(vii) neither Coursera nor any Coursera Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (x) such an agreement or arrangement exclusively between or among Coursera and the Coursera Subsidiaries and (y) customary provisions contained in agreements entered into in the ordinary course of business and not primarily relating to Taxes);
(viii) neither Coursera nor any Coursera Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or any other affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group the common parent of which is or was Coursera) or (ii) has any liability for the Taxes of any person (other than Coursera or any Coursera Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor;
(ix) neither Coursera nor any Coursera Subsidiary has made an election pursuant to Section 965(h) of the Code;

(x) there is no Lien on any of the assets or properties of Coursera or any Coursera Subsidiary as a result of a failure or alleged failure to pay any Tax, other than any Permitted Encumbrances; and
(xi) Coursera and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code, or any similar state, local or non-U.S. Law) or other written agreement with a Taxing Authority.
(b) During the three (3)-year period ending on the date of this Agreement, neither Coursera nor any Coursera Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intending to qualify for tax-free treatment under Section 355(a) of the Code.
(c) Neither Coursera nor any Coursera Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(d) At no time during the past five (5) years has Coursera been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(e) After reasonable diligence and discussions with its Tax advisors, neither Coursera nor any Coursera Subsidiary is aware of the existence of any fact or circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(f) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments (excluding tariffs and duties), together with all penalties and additions to tax and interest thereon.
(g) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes supplied or required to be supplied to any Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.
(h) As used in this Agreement, the term “Taxing Authority” means any U.S. federal, state, local or non-U.S. Governmental Entity responsible for the imposition, assessment or collection of any Tax.
3.10. Employees.
(a) Each Coursera Benefit Plan (as defined below) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code. For purposes of this Agreement, the term “Coursera Benefit Plans” means any plan, program, policy, practice, contract, agreement or other arrangement constituting an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, or providing for any compensation, equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination pay, change in control compensation, retention, employment, fringe benefits, welfare benefits, or other benefit or perquisite with respect to which Coursera or any Subsidiary or any trade or business of Coursera or any Coursera Subsidiary, whether or not incorporated, all of which together with Coursera would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Coursera ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Coursera or any Coursera Subsidiary or any Coursera ERISA Affiliate for the benefit of any current or former employee, officer, director, independent contractor or other service provider of Coursera or any Coursera Subsidiary or any Coursera ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a) of ERISA (a “Multiemployer Plan”).
(b) The IRS has issued a favorable determination letter with respect to each Coursera Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Coursera Qualified Plans”) and the related trust, which letter has not been revoked (nor, to the knowledge of Coursera, has revocation been threatened), and, to the knowledge of Coursera, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Coursera Qualified Plan or the related trust.

(c) No Coursera Benefit Plan is, and Coursera and its ERISA Affiliates have not in the last six (6) years contributed to, a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code.
(d) Neither Coursera nor any Coursera ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any “multiple employer plan” as defined in ERISA or the Code (a “Multiple Employer Plan”) or a “funded welfare plan” within the meaning of Section 419 of the Code.
(e) No Coursera Benefit Plan provides for any post-employment or post-retirement welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or any similar state Law or ERISA.
(f) Except as would not reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole, all contributions required to be made to any Coursera Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Coursera Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Coursera.
(g) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Coursera’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, by any current or former employee, independent contractor, consultant, advisor, or other service provider against Coursera, any Coursera Subsidiary, the Coursera Benefit Plans, any fiduciaries thereof with respect to their duties to the Coursera Benefit Plans or the assets of any of the trusts under any of the Coursera Benefit Plans that would reasonably be expected to result in any material liability of Coursera or any Coursera Subsidiary to the PBGC, the IRS, the Department of Labor, any Multiple Employer Plan, any participant in a Coursera Benefit Plan, or any other party.
(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, consultant or director of Coursera or any of Coursera Subsidiaries to any payment of compensation; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; or (iv) result in the payment of any amount or any benefits that would, individually or in combination with any other such payment or benefits, constitute an “excess parachute payment”, as defined in 280G(b)(1) of the Code.
(i) No Coursera Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise (except for any routine gross-up or reimbursement of Taxes pursuant to any expatriate arrangements in the ordinary course of business that relate to Taxes other than under Sections 409A and 4999 of the Code).
(j) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coursera, each Coursera Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.
(k) There are no pending or, to Coursera’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Coursera or any Coursera Subsidiary, or any strikes or other material labor disputes against Coursera or any Coursera Subsidiary. Neither Coursera nor any Coursera Subsidiary is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Coursera or any Coursera Subsidiary and, to the knowledge of Coursera, there are no organizing efforts by any union or other group seeking to represent any employees of Coursera or any Coursera Subsidiary. Each of Coursera and each Coursera Subsidiary is, and have been at all times since December 31, 2021, in compliance in all material respects with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.

3.11. SEC Reports. Coursera has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since December 31, 2022 (the “Coursera SEC Reports”). As of their respective dates, the Coursera SEC Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Coursera SEC Reports, and none of the Coursera SEC Reports when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Coursera SEC Reports, and, to the knowledge of Coursera, none of the Coursera SEC Reports is the subject of any outstanding SEC investigation. No Coursera Subsidiary is required to file reports with the SEC pursuant to the requirements of the Exchange Act.
3.12. Compliance with Applicable Law.
(a) The businesses of Coursera and the Coursera Subsidiaries have not been since January 1, 2022, and are not being, conducted in violation of any applicable federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity (“Laws”), except as would not, either individually or in the aggregate, reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole.
(b) Except with respect to regulatory matters covered by Section 6.1, no investigation or review by any Governmental Entity with respect to Coursera or any Coursera Subsidiary is pending or, to the knowledge of Coursera, threatened in writing, nor has Coursera received any notice or communication from any Governmental Entity of material noncompliance with any Laws that has not been cured or in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Coursera, since January 1, 2022, each contract between Coursera or any Coursera Subsidiary, on the one hand, and any entity that directly or indirectly owns or operates an educational institution (an “Educational Partner”), on the other hand, and each party’s respective obligations thereunder, has complied, in all material respects, with any applicable requirements, standards or modes of practice promulgated or contemplated by: (i) 34 C.F.R. § 668.14(b)(22) and (ii) the applicable version of the U.S. Department of Education “Dear Colleague Letter” GEN-11-05 interpreting 34 C.F.R. § 668.14(b)(22).
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Coursera, since January 1, 2022, neither Coursera nor any Coursera Subsidiary, nor, to the knowledge of Coursera, any Educational Partner that is a counterparty to a contract with Coursera or any Coursera Subsidiary has received any written communication from a Governmental Entity that relates to any allegation that any activities subject to a contract between Coursera or any Coursera Subsidiary, on the one hand, and an Educational Partner, on the other hand, are not or have not been in compliance in all material respects with any Law.
(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole, (i) Coursera and each Coursera Subsidiary has obtained and is in compliance with all licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such licenses are in full force and effect in all material respects, and (iii) to Coursera’s knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any material license.
(f) Except as, individually or in the aggregate, would not reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole, since January 1, 2022, Coursera and each Coursera Subsidiary has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of Coursera or any Coursera Subsidiary is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Coursera, neither Coursera nor any Coursera Subsidiary has been since January 1, 2022 or currently is the subject of a charging letter or penalty notice issued, or to the knowledge of Coursera, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Coursera pertaining to such matters. Neither Coursera nor any Coursera Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more, individually or in the aggregate, by an individual or entity that is so designated. Neither Coursera nor any Coursera Subsidiary, or, to Coursera’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other Representatives thereof, is located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Russia and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine) in violation of OFAC sanctions.
(g) Except as, individually or in the aggregate, would not reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole, Coursera, the Coursera Subsidiaries and their respective officers, directors, employees, and to the knowledge of Coursera, agents or other persons acting on their behalf are, and since January 1, 2021 have been, in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.) (“FCPA”), and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Coursera and the Coursera Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Coursera. No proceeding by or before any Governmental Entity involving Coursera, any Coursera Subsidiary or any of their respective officers, directors, employees, and to the knowledge of Coursera, agents, or other persons acting on their behalf, involving the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law (in each case related to the activities of the foregoing persons on behalf of Coursera or any Coursera Subsidiary) is pending or, to the knowledge of Coursera, threatened, except as, individually or in the aggregate, would not reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole. Except as, individually or in the aggregate, would not reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole, neither Coursera nor the Coursera Subsidiaries have ever received an allegation, whistleblower complaint, or conducted any audit or investigation regarding compliance or noncompliance with the FCPA or other applicable anti-corruption laws. For purposes of this Agreement, “Representatives” means, when used with respect to any person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such person and its Subsidiaries.
(h) Coursera and each Coursera Subsidiary maintains a written information privacy and security program that maintains reasonable measures designed to protect the privacy, confidentiality and security of all Personal Data in its possession or control against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful operations performed upon such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Coursera, neither Coursera nor any Coursera Subsidiary has experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole. To the knowledge of Coursera, there are no data security or other technological vulnerabilities with respect to the IT Assets of Coursera or any Coursera Subsidiary that, individually or in the aggregate, would reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole. For purposes of this Agreement, “Personal Data” means any information that constitutes “personal data,” “personal information,” “personally identifiable information” or any similar term under applicable Law, including any such information that constitutes a natural person’s name, street address, telephone number, e-mail address, photograph, identification number, social security number, government-issued identifier or tax identification number, driver’s license number, passport number, credit card number, bank information, Internet protocol address or device identifier or any other piece of information that, alone or together with other information held by a party and its Subsidiaries, allows the identification of a natural person.

(i) Except as, individually or in the aggregate, would not reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole, neither Coursera nor any Coursera Subsidiary has made any disclosure to any Governmental Entity or to Coursera’s outside auditor with respect to any alleged material irregularity, fraud or price mischarging, or other violation of Law, arising under or relating to a contract, agreement or other instrument or obligation to which Coursera or any Coursera Subsidiary is a party, and none of Coursera, the Coursera Subsidiaries and any of their respective directors, officers and employees have engaged in any such fraud or price mischarging, or other violation of Law with respect to any such contract, agreement or other instrument or obligation to which Coursera or any Coursera Subsidiary is a party.
3.13. Certain Contracts.
(a) Except as set forth in Section 3.13(a) of the Coursera Disclosure Letter, as of the date hereof, neither Coursera nor any Coursera Subsidiary is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (each, a “Contract”), including any Coursera Lease but excluding any Coursera Benefit Plan, that has not expired or been terminated as of the date of this Agreement (such that none of its provisions remains in force or effect, other than provisions of the type that customarily survive pursuant to their terms and that are not expected to give rise to material liability or materially restrict the business of Coursera) and:
(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) that contains a non-compete, client or customer non-solicit requirement or any other provision, in each case that restricts the conduct of any line of business by Coursera or any of the Coursera Subsidiaries in any material respect or upon consummation of the Merger will restrict the ability of the Combined Company or any of its affiliates to engage in any line of business or in any geographic region in any material respect;
(iii) that obligates Coursera or any Coursera Subsidiary to conduct business with any third party on a preferential or exclusive basis or contains “most favored nation” or similar provisions that restrict Coursera or any Coursera Subsidiary;
(iv) (A) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any Indebtedness of Coursera or any Coursera Subsidiary, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, or (B) that provides for the guarantee, assumption or endorsement by Coursera or any Coursera Subsidiary of, or any similar commitment by Coursera or any Coursera Subsidiary with respect to, Indebtedness of any other person of the nature described in clause (A), in the case of each of clauses (A) and (B), in an aggregate principal amount of $1,000,000 or more, other than any Coursera Lease;
(v) that is with any Coursera Covered Supplier, in each case, pursuant to which Coursera and the Coursera Subsidiaries purchase or lease from such Coursera Covered Supplier (provided that ordinary course ordering documents, quotes, purchase orders, and similar documents will not be required to be set forth in Section 3.13(a) of the Coursera Disclosure Letter);
(vi) that is with any Coursera Covered Customer, in each case, pursuant to which such Coursera Covered Customer purchases products and services from Coursera and the Coursera Subsidiaries (provided that ordinary course ordering documents, quotes, purchase orders, and similar documents will not be required to be set forth in Section 3.13(a) of the Coursera Disclosure Letter);
(vii) that is with any Coursera Covered Reseller, in each case, pursuant to which such Coursera Covered Reseller resells Coursera products and services (provided that ordinary course ordering documents, quotes, purchase orders, and similar documents will not be required to be set forth in Section 3.13(a) of the Coursera Disclosure Letter);
(viii) that is with any Coursera Covered Content Partner, in each case pursuant to which such Coursera Covered Content Partner provides instruction or course content or services for proliferation through the Coursera products and services;
(ix) that grants any right of first refusal, right of first offer, or right of first negotiation with respect to any material assets, rights or properties of Coursera or the Coursera Subsidiaries;

(x) pursuant to which Coursera or any Coursera Subsidiary grants to or receives from any third party a license or similar right with respect to Intellectual Property, which license or similar right is material to the business of Coursera and the Coursera Subsidiaries, taken as a whole, other than Non-Scheduled Contracts;
(xi) pursuant to which any third party has developed Intellectual Property, whether solely or jointly, for or on behalf of Coursera or any Coursera Subsidiary, which Intellectual Property is material to the business of Coursera and the Coursera Subsidiaries, taken as a whole, other than (A) Intellectual Property licensed to Coursera or a Coursera Subsidiary pursuant to Content Licenses or (B) pursuant to which Coursera or a Coursera Subsidiary is assigned all right, title and interest of such third party in and to such Intellectual Property;
(xii) that is a settlement, consent or similar agreement and contains any material continuing obligations of Coursera or any Coursera Subsidiary, including without limitation any express Intellectual Property license granted in settlement of any assertion or allegation of Intellectual Property infringement;
(xiii) that is a material joint venture, partnership or limited liability company agreement or other similar contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such contract solely between Coursera and its wholly owned Subsidiaries or among Coursera’s wholly owned Subsidiaries; or
(xiv) that provides for the acquisition or disposition of any person, business, business line or assets and under which Coursera or the Coursera Subsidiaries have or may have a material obligation or liability.
“Non-Scheduled Contracts” means Contracts pursuant to which the only grant(s) or receipt(s) of a license or similar right with respect to Intellectual Property material to the applicable party or any of its Subsidiaries are one or more of the following: (a) non-exclusive licenses granted or received with respect to commercially available software or technology granted or received in the ordinary course of business on substantially standardized terms, (b) open source or similar standard licenses for software or technology, (c) non-exclusive licenses or similar rights granted to employees, contractors or vendors to use Intellectual Property for the sole benefit of the licensor, (d) assignments of rights with respect to course content developed at the request of a customer in the ordinary course of business, (e) licenses received by the applicable party or any of its Subsidiaries with respect to course content provided or made available on or through a party’s platform, which licenses are received in the ordinary course of business and substantially on such party’s standard terms for such content licenses (“Content Licenses”), or (f) non-exclusive licenses with respect to feedback, suggestions, or either Contract party’s trademark for inclusion on customer lists or for use in the provision of services.
Each Contract of the type required to be set forth in Section 3.13(a) of the Coursera Disclosure Letter (without giving effect to the parenthetical clauses in the foregoing clauses (v), (vi) and (vii)), whether or not set forth in the Coursera Disclosure Letter, is referred to herein as a “Coursera Contract.” Coursera has made available to Udemy true, correct and complete copies of each Coursera Contract in effect as of the date hereof, excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Coursera Contract that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to Coursera and the Coursera Subsidiaries.
“Indebtedness” means, with respect to any Person, (a) all obligations of such Person for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all Indebtedness of others secured by any Lien on owned or acquired property of such Person, whether or not the Indebtedness secured thereby has been assumed; (d) all guarantees (or any other arrangement having the economic effect of a guarantee) by such Person of Indebtedness of others; (e) all finance and capital lease obligations and all synthetic lease obligations of such Person; (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, bankers’ acceptances, letters of credit, letters of guaranty, surety bonds and other similar instruments; (g) all securitization transactions; (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice); and (i) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).
(b) (i) Each Coursera Contract is valid and binding on Coursera or one of the Coursera Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Coursera, (ii) each of Coursera and the Coursera Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Coursera Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Coursera, (iii) to the knowledge of Coursera, each third-party counterparty to each Coursera Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Coursera Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Coursera, (iv) neither Coursera nor any Coursera Subsidiary has knowledge of, or has received notice of, any violation of any Coursera Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Coursera or any Coursera Subsidiary, or to the knowledge of Coursera, any other party thereto, of or under any such Coursera Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Coursera.
3.14. Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Coursera, (a) each (i) material contract with any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such contract or (ii) contract that requires access to classified information with a Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any subcontractor, in each case that is to be performed in whole or in part after the date of this Agreement (each, a “Government Contract”) to which Coursera or the Coursera Subsidiaries is a party was legally awarded, is binding on Coursera or the applicable Coursera Subsidiary, and is in full force and effect, (b) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by Coursera or any of the Coursera Subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (c) Coursera and the Coursera Subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (d) since January 1, 2022, neither a Governmental Entity nor any prime contractor or subcontractor has notified Coursera or any of the Coursera Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (e) since January 1, 2022, neither Coursera nor any of the Coursera Subsidiaries has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) none of Coursera, any of the Coursera Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of Coursera, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity and (g) neither Coursera nor any of the Coursera Subsidiaries, nor any of their respective directors or officers, nor to the knowledge of Coursera, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or to the knowledge of Coursera, threatened, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of Coursera or any of the Coursera Subsidiaries, in each case with respect to any Government Contract.
3.15. Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera, Coursera and the Coursera Subsidiaries are in compliance, and have complied, with all federal, state or local laws, regulations, orders, decrees, permits, authorizations, common law and agency requirements relating to: (a) the protection or restoration of the environment, health and safety as it relates to Hazardous Substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any Hazardous Substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Coursera, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Coursera or any Coursera Subsidiary of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Coursera, threatened against Coursera, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera. To the knowledge of Coursera, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera. Neither Coursera nor any Coursera Subsidiary has treated, stored, disposed or arranged for disposal of, transported, handled, used, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera. To the knowledge of Coursera, there have been no Hazardous Substances generated by Coursera or any Coursera Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States and that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera. Coursera is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or other third party imposing any liability or obligation, with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera. As used in this Agreement, the term “Hazardous Substances” means any toxic or hazardous substance, waste, or material which is regulated or defined, or for which liability or standards of conduct may be imposed, under Environmental Law, including any such substance, waste or material identified under Environmental Law as toxic substances (including asbestos and asbestos containing materials), hazardous materials, hazardous substances, hazardous waste, radioactive materials, petroleum and petroleum products and polychlorinated biphenyls.
3.16. Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera, each of Coursera and each Coursera Subsidiary are the lessee of all leasehold estates reflected in the latest audited financial statements included in such Coursera SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or have been terminated by Coursera or a Coursera Subsidiary) (such leasehold estates, the “Coursera Real Property”, and any leases with respect to such leasehold estates, the “Coursera Leases”), free and clear of all material Liens, except for (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet delinquent, (iii) materialmen’s or mechanic’s Liens and statutory or common law Liens or encumbrances to secure landlords, lessors or renters under leases or rental agreements that do not materially impair business operations at such properties as currently used and operated, (iv) Liens, easements, rights of way, covenants, conditions, restrictions and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (v) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and each such lease is valid and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Coursera or any Coursera Subsidiary, or to the knowledge of Coursera, any other party thereto, of or under any such lease, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Coursera. To the knowledge of Coursera, there are no pending or threatened condemnation proceedings against the Coursera Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coursera. None of Coursera or any Coursera Subsidiary owns or has ever owned any real property.
3.17. Intellectual Property; Privacy.
(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coursera, (i) with respect to Intellectual Property that Coursera or any Coursera Subsidiary owns or purports to own, Coursera or a Coursera Subsidiary exclusively owns all right, title and interest to that Intellectual Property free and clear of all Liens (except Permitted Encumbrances), and (ii) all Registered Intellectual Property that is owned by, or registered in the name of, Coursera or a Coursera Subsidiary that has not expired, lapsed, or been abandoned as of the date hereof (the “Coursera Registered Intellectual Property”) is subsisting and, to the knowledge of Coursera, is not invalid or unenforceable. Since January 1, 2022, other than office actions received in the ordinary course of prosecution, Coursera has not received any written claim or notice from any person alleging that the Coursera Registered Intellectual Property is invalid or unenforceable, which claim or allegation if proven or established, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Coursera. For purposes of this Agreement, “Registered Intellectual Property” means Intellectual Property that is registered, recorded or filed under the authority of, with or by any Governmental Entity or Internet domain name registrar in any jurisdiction, including pending applications for any of the foregoing. “Intellectual

Property” means intellectual property rights and industrial property rights arising in any jurisdiction of the world (whether registered or unregistered), including in or with respect to, or arising under: (A) patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (B) trademarks, service marks, trade dress rights and similar rights in identifiers of origin, whether registered or unregistered, together with any registrations and applications for registration thereof, (C) copyrights, mask work rights and analogous rights in works of authorship (including computer software, applications, source code and object code, databases or other compilations of information), whether registered or unregistered, and any registrations, renewals and applications for registration thereof, and (D) trade secret rights and other analogous rights in know-how and confidential or proprietary information.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coursera, to Coursera’s knowledge, the operation of the respective businesses of Coursera or any of the Coursera Subsidiaries and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering provided by Coursera or the Coursera Subsidiaries does not infringe, misappropriate or violate and has not since January 1, 2022 infringed, misappropriated, or otherwise violated any Intellectual Property of any other person (in each case other than where Coursera or the applicable Coursera Subsidiary is immune to the applicable infringement claims under a valid safe harbor defense pursuant to the Digital Millennium Copyright Act (“DMCA”), and neither Coursera nor any of the Coursera Subsidiaries has received any written allegation of same, other than DMCA takedown notices received in the ordinary course of business and addressed in accordance with and pursuant to the safe harbors of the DMCA. Neither Coursera nor any of the Coursera Subsidiaries has, since January 1, 2022, sent any other person any written notice alleging that such person is infringing, misappropriating or otherwise violating Coursera’s Intellectual Property in a manner that, if true, is or would reasonably be expected to be material to Coursera’s business, taken as a whole, which allegation has not been resolved or would not reasonably be expected to be resolved in the ordinary course of business.
(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coursera, (i) each of Coursera and the Coursera Subsidiaries has taken commercially reasonable efforts to protect and maintain its Intellectual Property, including by using commercially reasonable efforts and taking commercially necessary steps to maintain the confidentiality of its material trade secrets in confidence, and (ii) to the knowledge of Coursera, none of Coursera’s material trade secrets or other material confidential information has been subject to unauthorized access, use or disclosure.
(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coursera, (i) neither Coursera nor any of the Coursera Subsidiaries has distributed or otherwise made available any software that is proprietary to Coursera or any Coursera Subsidiary, the confidential and proprietary nature of the source code to which is material to Coursera’s or any Coursera Subsidiary’s business, taken as a whole (“Coursera Material Source Code”, in a manner that requires Coursera or any Coursera Subsidiary to also license or make available to any third party any such Coursera Material Source Code, and (ii) no Coursera Material Source Code has been disclosed, licensed, escrowed or otherwise made available (conditionally or unconditionally) to any third party, other than employees, vendors, or contractors of Coursera or a Coursera Subsidiary subject to written and valid confidentiality agreements in favor of Coursera or a Coursera Subsidiary.
(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole, each of Coursera and the Coursera Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its computers, software, firmware, middleware, servers, workstations, routers, switches, networks, data communications lines and all other information technology equipment and all associated documentation (collectively, “IT Assets”) and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any person, including through the implementation of reasonable backup and disaster recovery technology processes and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials (“Malicious Code”). Except as would not, individually or in the aggregate, reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole, to the knowledge of Coursera, (x) the IT Assets used or held for use by Coursera or any Coursera Subsidiary do not contain Malicious Code, and (y) since January 1, 2022, no person has gained unauthorized access to, and there has not been any failure or loss of, any IT Assets owned, used, or held for use by Coursera or any Coursera Subsidiaries, or the information stored or contained thereon or transmitted thereby.
(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to Coursera and the Coursera Subsidiaries, taken as a whole, (i) each of Coursera and the Coursera Subsidiaries is in compliance, and has, since January 1, 2022, complied, with all applicable Laws, its contractual obligations, its posted policies, and its statements and representations, in each case, relating to privacy, data protection, security, or the access, collection, storage, use, transfer, and any other processing (collectively, “Processing”) of any Personal Data Processed by or on behalf of Coursera or the Coursera Subsidiaries (collectively, “Coursera Privacy Obligations”), (ii) neither Coursera nor any Coursera Subsidiary has, since January 1, 2022, received written notice alleging any violation of any Coursera Privacy Obligation, (iii) each of Coursera and the Coursera Subsidiaries has, since January 1, 2022, had all rights, consents, and authorizations required under any Coursera Privacy Obligation to Process Personal Data as such Personal Data is Processed by or on behalf of Coursera or any Coursera Subsidiary, and (iv) each of Coursera and the Coursera Subsidiaries has, since January 1, 2022, taken commercially reasonable steps to ensure that all Personal Data Processed by or on behalf of Coursera or any Coursera Subsidiary is protected against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of Coursera, there has been no incident of same.
3.18. Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Coursera or any Coursera Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Coursera or any Coursera Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Coursera Common Stock (or any of such person’s immediate family members or affiliates) (other than the Coursera Subsidiaries) on the other hand, of the type required to be reported in any Coursera SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.
3.19. State Takeover Laws. The Board of Directors of Coursera and the Board of Directors of Merger Sub have approved this Agreement and the transactions contemplated hereby and have taken all such other necessary actions as required to render inapplicable to such agreements and transactions and the Coursera Voting Agreement the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar provisions of the Coursera Certificate of Incorporation, the Coursera Bylaws or the constituent documents of Merger Sub, as applicable (collectively, with any similar provisions of the Udemy Certificate of Incorporation and the Udemy Bylaws, the “Takeover Statutes”). None of Coursera, Merger Sub or any other Subsidiary of Coursera or Merger Sub is, or during the three (3) years prior to the date of this Agreement has been, an “interested stockholder” with respect to Udemy, as those terms are used in Section 203 of the DGCL.
3.20. Coursera and Merger Sub Board Recommendations. The Board of Directors of Coursera has duly adopted resolutions (a) determining that this Agreement and transactions contemplated hereby, including the Share Issuance, the Charter Amendment and the Merger, are fair to, and in the best interests of, Coursera, taking into account the pecuniary interests of holders of shares of Coursera Common Stock, the best interests of those materially affected by Coursera’s conduct, including holders of Coursera Common Stock, employees of Coursera, community, educators and learners, and Coursera’s specific public benefit purpose to provide global access to flexible and affordable high-quality education that supports personal development, career advancement, and economic opportunity, (b) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Share Issuance, the Charter Amendment and the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directing that the Share Issuance and the Charter Amendment be submitted to the holders of shares of Coursera Common Stock for their approval and adoption, and (d) recommending that the holders of shares of Coursera Common Stock vote in favor of the approval of the Share Issuance and the Charter Amendment on the terms and subject to the conditions set forth in this Agreement (the “Coursera Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.4. The Board of Directors of Merger Sub has duly adopted resolutions (i) determining that this Agreement and transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Coursera as the sole stockholder of Merger Sub, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to Coursera as the sole stockholder of Merger Sub for its adoption, and (iv) recommending that Coursera as the sole stockholder of Merger Sub adopt this Agreement.
3.21. Opinion. Prior to the execution of this Agreement, Qatalyst Partners has delivered to the Board of Directors of Coursera its opinion, in writing or orally (in which case such opinion will be subsequently confirmed in writing), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, limitations, and other matters considered in connection with the preparation of such opinion as set forth therein, the Exchange Ratio pursuant to, and in accordance with, the terms of this Agreement is fair, from a financial point of view, to Coursera. Such opinion has not been materially amended or rescinded as of the date of this Agreement.
3.22. Coursera Information. The information relating to Coursera and the Coursera Subsidiaries or that is provided by Coursera or the Coursera Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the Form S-4, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Udemy or any Udemy Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 (except for such portions thereof that relate only to Udemy or any Udemy Subsidiary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Any information relating to Coursera and the Coursera Subsidiaries or that is provided by Coursera or the Coursera Subsidiaries or their respective Representatives for inclusion in any document, instrument or certificate filed with any Governmental Entity with respect to Competition Laws in connection with the transactions contemplated hereby will comply in all material respects with the Laws applicable thereto.
3.23. Customers, Suppliers, Resellers.
(a) Section 3.23(a) of the Coursera Disclosure Letter sets forth a list of the top twenty (20) customers by revenue derived by Coursera and the Coursera Subsidiaries (taken together) during the period from January 1, 2025 through the date hereof, pursuant to which Coursera or any of the Coursera Subsidiaries has sold goods and/or services (each such customer, a “Coursera Covered Customer”). Since January 1, 2024 through the date of this Agreement, Coursera and the Coursera Subsidiaries have not received any written notice from any Coursera Covered Customer that such Coursera Covered Customer intends to discontinue or substantially reduce its relationship with Coursera or any Coursera Subsidiary, terminate or materially and adversely amend any existing contract with Coursera or any Coursera Subsidiary, or not continue as a customer of Coursera or any Coursera Subsidiary.
(b) Section 3.23(b) of the Coursera Disclosure Letter sets forth a list of the top ten (10) strategic suppliers and vendors (other than Coursera Covered Content Partners) by dollars paid to such suppliers and vendors by Coursera and the Coursera Subsidiaries (taken together) during the period from January 1, 2025 through the date hereof, (each such strategic supplier or vendor, a “Coursera Covered Supplier”). Since January 1, 2024 through the date of this Agreement, Coursera and the Coursera Subsidiaries have not received any written notice from any Coursera Covered Supplier that such Coursera Covered Supplier intends to discontinue or substantially reduce its relationship with Coursera or any Coursera Subsidiary, terminate or materially and adversely amend any existing contract with Coursera or any Coursera Subsidiary, or not continue as a supplier of Coursera or any Coursera Subsidiary.
(c) Section 3.23(c) of the Coursera Disclosure Letter sets forth a list of the top ten (10) strategic resellers or distributors of Coursera and the Coursera Subsidiaries (taken together) by annual recurring revenue during the period from January 1, 2025 through the date hereof, (each such reseller or distributor, a “Coursera Covered Reseller”). Since January 1, 2024 through the date of this Agreement, Coursera and the Coursera Subsidiaries have not received any written notice from any Coursera Covered Reseller alleging that such Coursera Covered Reseller intends to discontinue or substantially reduce its relationship with Coursera or any Coursera Subsidiary, terminate or materially and adversely amend any existing contract with Coursera or any Coursera Subsidiary, or not continue as a reseller or distributor of Coursera or any Coursera Subsidiary.
(d) Section 3.23(d) of the Coursera Disclosure Letter sets forth a list of the top twenty (20) content partners by revenue shared by Coursera and the Coursera Subsidiaries (taken together) with such content partner during the period from January 1, 2025 through the date hereof, (each such content partner, a “Coursera Covered Content Partner”). Since January 1, 2024 through the date of this Agreement, Coursera and the Coursera Subsidiaries have not received any written notice from any Coursera Covered Content Partner that such Coursera Covered Content Partner intends to discontinue or substantially reduce its relationship with Coursera or any Coursera Subsidiary, terminate or materially and adversely amend any existing contract with Coursera or any Coursera Subsidiary, or not continue as a content partner of Coursera or any Coursera Subsidiary.
3.24. Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Coursera, (a) Coursera and the Coursera Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Coursera reasonably has determined to be prudent and consistent with industry practice, and Coursera and the Coursera Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Coursera and the Coursera Subsidiaries, (c) Coursera or the relevant Subsidiary thereof is the sole beneficiary of such policies, all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Coursera or any Coursera Subsidiary pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Coursera nor any Coursera Subsidiary has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
3.25. No Other Representations or Warranties.
(a) Except for the representations and warranties made by Coursera and Merger Sub in this Article III, neither Coursera, Merger Sub nor any other person makes any express or implied representation or warranty with respect to Coursera, Merger Sub, the Coursera Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Coursera and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Coursera, Merger Sub nor any other person makes or has made any representation or warranty to Udemy or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, future estimate, budget or prospective information relating to Coursera, Merger Sub, any Coursera Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Coursera in this Article III, any oral or written information presented to Udemy or any of its affiliates or Representatives in the course of their due diligence investigation of Coursera and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) Coursera and Merger Sub acknowledge and agree that neither Udemy nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV. In particular, Coursera and Merger Sub acknowledge and agree that, without limiting the foregoing disclaimer, neither Udemy nor any other person makes or has made any representation or warranty to Coursera, Merger Sub or any of their respective affiliates or Representatives with respect to (i) any financial projection, forecast, future estimate, budget or prospective information relating to Udemy, any Udemy Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Udemy in Article IV, any oral or written information presented to Coursera, Merger Sub or any of their respective affiliates or Representatives in the course of their due diligence investigation of Udemy, the negotiation of this Agreement or in the course of the transactions contemplated hereby, or the accuracy or completeness thereof.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF UDEMY
Except (a) as disclosed in the disclosure letter delivered by Udemy to Coursera and Merger Sub concurrently herewith (the “Udemy Disclosure Letter”); provided that (i) the mere inclusion of an item in the Udemy Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by Udemy that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (ii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) such section, (2) any other section of Article IV specifically referenced or cross-referenced and (3) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Udemy SEC Reports filed by Udemy after December 31, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Udemy hereby represents and warrants to Coursera and Merger Sub as follows:
4.1. Corporate Organization.
(a) Udemy is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Udemy has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Udemy is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Udemy. True and complete copies of the Certificate of Incorporation of Udemy (the “Udemy Certificate of Incorporation”) and the Bylaws of Udemy (the “Udemy Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Udemy to Coursera.
(b) Each Subsidiary of Udemy (a “Udemy Subsidiary”) is duly organized and validly existing under the laws of its jurisdiction of organization, is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Udemy, and has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. Section 4.1(b) of the Udemy Disclosure Letter sets forth a true and complete list of all Udemy Subsidiaries as of the date hereof. No Udemy Subsidiary is in violation of any of the provisions of the certificate of incorporation or bylaws (or comparable organizational documents) of such Udemy Subsidiary. No Udemy Subsidiary owns any capital stock of Udemy. Udemy does not own, directly or indirectly, subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Person other than the Udemy Subsidiaries, or contracts, commitments, understandings or arrangements by which Udemy may become bound to acquire any of the foregoing.
4.2. Capitalization.
(a) As of December 12, 2025, the authorized capital stock of Udemy consists of 950,000,000 shares of Udemy Common Stock, and 50,000,000 shares of preferred stock, par value $0.00001 per share. As of December 12, 2025, there are (i) 144,445,519 shares of Udemy Common Stock issued and outstanding; (ii) no shares of Udemy Common Stock held in treasury; (iii) 945,098 shares of Udemy Common Stock reserved for issuance upon the exercise of outstanding Udemy Stock Options; (iv) 15,420,431 shares of Udemy Common Stock reserved for issuance upon the settlement of outstanding Udemy RSU Awards; (v) 1,113,327 shares (assuming satisfaction of performance goals at the target level) or 1,556,824 shares (assuming satisfaction of performance goals at the maximum level) of Udemy Common Stock reserved for issuance upon the settlement of outstanding Udemy PSU Awards; and (vi) no other shares of capital stock or other voting securities or equity interests of Udemy issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Udemy Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Udemy may vote. Other than Udemy Stock Options, Udemy RSU Awards, and Udemy PSU Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Udemy, or contracts, commitments, understandings or arrangements by which Udemy may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Udemy or that otherwise obligate Udemy to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Udemy Securities”). Other than the Udemy

Stock Options, the Udemy RSU Awards and the Udemy PSU Awards (collectively, the “Udemy Equity Awards”), no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Udemy or any Udemy Subsidiary) are outstanding as of the date of this Agreement. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Udemy or any Udemy Subsidiary is a party with respect to the voting or transfer (including preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts or calls) of Udemy Common Stock, capital stock or other voting or equity securities or ownership interests of Udemy or granting any stockholder or other person any registration rights.
(b) Udemy owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Udemy Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Udemy Subsidiary, or contracts, commitments, understandings or arrangements by which any Udemy Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Udemy Subsidiary, or otherwise obligating any Udemy Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Udemy Subsidiary Securities”).
(c) The Fifth Amended and Restated Investor Rights Agreement, dated as of November 13, 2020, by and among Udemy, certain investors and certain other parties (as amended from time to time), and all obligations of Udemy and the Udemy Subsidiaries thereunder, will terminate at or prior to the Closing.
4.3. Authority; No Violation.
(a) Udemy has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Udemy. The Board of Directors of Udemy has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Udemy and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to Udemy’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the holders of a majority of the outstanding shares of Udemy Common Stock entitled to vote on such matter at a meeting of Udemy stockholders duly called and held for such purpose (the “Requisite Udemy Vote”), no other corporate proceedings on the part of Udemy are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Udemy, and, assuming due authorization, execution and delivery by Coursera and Merger Sub, constitutes a valid and binding obligation of Udemy, enforceable against Udemy in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).
(b) Neither the execution and delivery of this Agreement by Udemy, nor the consummation by Udemy of the transactions contemplated hereby (including the Merger), nor compliance by Udemy with any of the terms or provisions hereof, will, subject to the receipt of the Requisite Udemy Vote, (i) violate any provision of the Udemy Certificate of Incorporation or the Udemy Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Udemy or any Udemy Subsidiary or any of their respective properties or assets or (y) other than with respect to a Two-Step Merger, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, or accelerate the performance required by Udemy or any Udemy Subsidiary under, any Udemy

Contract, or result in the creation of any Lien upon any of the respective properties or assets of Udemy or any Udemy Subsidiary, except (in the case of clause (ii)(y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Udemy.
4.4. Consents and Approvals. Except for (i) the filing of any required applications, filings and notices, as applicable, with the Nasdaq and the NYSE, (ii) the filing of any required applications, filings and notices, as applicable, under the HSR Act and such other consents, approvals, filings or registrations as may be required or advisable under any Competition Laws, (iii) the filing with the SEC of the Joint Proxy Statement and the Form S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the Form S-4, (iv) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Coursera Common Stock pursuant to this Agreement and the approval of the listing of such Coursera Common Stock on the NYSE, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Udemy of this Agreement or (B) the consummation by Udemy of the Merger and the other transactions contemplated hereby. As of the date hereof, Udemy is not aware of any reason why the necessary regulatory approvals and consents will not be received by Udemy to permit consummation of the Merger on a timely basis.
4.5. Financial Statements.
(a) The financial statements of Udemy and the Udemy Subsidiaries included (or incorporated by reference) in the Udemy SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Udemy and the Udemy Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Udemy and the Udemy Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount and not otherwise material, individually or in the aggregate), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Udemy and the Udemy Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since December 31, 2021, no independent public accounting firm of Udemy has resigned (or informed Udemy that it intends to resign) or been dismissed as independent public accountants of Udemy as a result of or in connection with any disagreements with Udemy on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy, neither Udemy nor any Udemy Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Udemy included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (including any notes thereto) and for liabilities incurred, whether known or unknown, fixed or variable, or asserted or unasserted, in the ordinary course of business consistent with past practice since December 31, 2024, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of Udemy and the Udemy Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Udemy or the Udemy Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Udemy. Udemy (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Udemy, including the Udemy Subsidiaries, is made known to the chief executive officer and the chief financial officer of Udemy by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Udemy’s outside auditors and the audit committee of Udemy’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Udemy’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Udemy’s internal controls over financial reporting and (z) has established and maintains a system of internal accounting controls with respect to Udemy and the Udemy Subsidiaries designed to provide assurance regarding the reliability of financial reporting and pursuant to such system of internal accounting controls, transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. These disclosures were made in writing by management to Udemy’s auditors and audit committee. There is no reason to believe that Udemy’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2022, (i) neither Udemy nor any Udemy Subsidiary, nor, to the knowledge of Udemy, any director, officer, auditor, accountant or Representative of Udemy or any Udemy Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of Udemy or any Udemy Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Udemy or any Udemy Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Udemy or any Udemy Subsidiary, whether or not employed by Udemy or any Udemy Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Udemy or any Udemy Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of Udemy or any committee thereof or the Board of Directors or similar governing body of any Udemy Subsidiary or any committee thereof, or to the knowledge of Udemy, to any director or officer of Udemy or any Udemy Subsidiary.
4.6. Broker’s Fees. With the exception of the engagement of Morgan Stanley & Co. LLC, neither Udemy nor any Udemy Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.
4.7. Absence of Certain Changes or Events.
(a) Since December 31, 2024 through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy.
(b) Since December 31, 2024 through the date of this Agreement, Udemy and the Udemy Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.
4.8. Legal and Regulatory Proceedings.
(a) Except as would not reasonably be expected to, either individually or in the aggregate, be material to Udemy and the Udemy Subsidiaries, taken as a whole, neither Udemy nor any Udemy Subsidiary is a party to any, and there are no outstanding or pending or, to the knowledge of Udemy, threatened, legal, administrative, arbitral or other proceedings, demands, claims, actions or governmental or regulatory investigations of any nature against Udemy or any Udemy Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) Except as would not reasonably be expected to, either individually or in the aggregate, be material to Udemy and the Udemy Subsidiaries, taken as a whole, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Udemy, any Udemy Subsidiary or the assets of Udemy or any Udemy Subsidiary (or that, upon consummation of the Merger, would apply to the Surviving Entity, the Combined Company or any of their respective Subsidiaries).

4.9. Taxes and Tax Returns.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Udemy:
(i) each of Udemy and the Udemy Subsidiaries has duly and timely filed with the appropriate Taxing Authority (taking into account all applicable extensions) all Tax Returns required by applicable Law to be filed by it in all jurisdictions in which Tax Returns are required to be filed, and all such Tax Returns are true, correct, and complete in all respects;
(ii) neither Udemy nor any Udemy Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than automatic extensions of time to file Tax Returns obtained in the ordinary course) nor has been granted any extension or waiver of the limitation period applicable to the determination, assessment or collection of any Tax, which extension or waiver remains in effect;
(iii) all Taxes of Udemy and the Udemy Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid (taking into account all applicable extensions), and, where payment is not yet due, adequate accruals and reserves for such Taxes have been properly established on the financial statements of Udemy and the Udemy Subsidiaries in accordance with GAAP;
(iv) each of Udemy and the Udemy Subsidiaries has deducted, withheld, collected and paid over all Taxes required to have been deducted, withheld, collected and paid over in connection with any amounts paid or owing to or received or owing from any employee, customer, creditor, stockholder, independent contractor or other third party and has complied with all applicable Laws relating to withholding, collection and remittance of Taxes (including applicable information reporting requirements);
(v) neither Udemy nor any Udemy Subsidiary has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, actions, suits, claims, audits, investigations, examinations or other proceedings regarding any Tax or Tax Return of Udemy and the Udemy Subsidiaries or the assets of Udemy and the Udemy Subsidiaries, nor has any claim for additional Taxes been asserted in writing by any Taxing Authority against Udemy or any Udemy Subsidiary;
(vi) in the last three (3) years, no claim has been made in writing by any Taxing Authority in a jurisdiction where Udemy or any Udemy Subsidiary has not filed Tax Returns of a particular type that it is or may be subject to such type of Tax or required to file Tax Returns of such type by such jurisdiction;
(vii) neither Udemy nor any Udemy Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (x) such an agreement or arrangement exclusively between or among Udemy and the Udemy Subsidiaries and (y) customary provisions contained in agreements entered into in the ordinary course of business and not primarily relating to Taxes);
(viii) neither Udemy nor any Udemy Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or any other affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group the common parent of which is or was Udemy) or (ii) has any liability for the Taxes of any person (other than Udemy or any Udemy Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor;
(ix) neither Udemy nor any Udemy Subsidiary has made an election pursuant to Section 965(h) of the Code;
(x) there is no Lien on any of the assets or properties of Udemy or any Udemy Subsidiary as a result of a failure or alleged failure to pay any Tax, other than any Permitted Encumbrances; and
(xi) Udemy and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code, or any similar state, local or non-U.S. Law) or other written agreement with a Taxing Authority.
(b) During the three (3)-year period ending on the date of this Agreement, neither Udemy nor any Udemy Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intending to qualify for tax-free treatment under Section 355(a) of the Code.

(c) Neither Udemy nor any Udemy Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(d) At no time during the past five (5) years has Udemy been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(e) After reasonable diligence and discussions with its Tax advisors, neither Udemy nor any Udemy Subsidiary is aware of the existence of any fact or circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or Company Tax Counsel from delivering the Company Tax Opinion described in Section 7.2(d)).
4.10. Employees.
(a) Each Udemy Benefit Plan (as defined below) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. For purposes of this Agreement, the term “Udemy Benefit Plans” means any plan, program, policy, practice, contract, agreement or other arrangement constituting an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, or providing for any compensation, equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination pay, change in control compensation, retention, employment, fringe benefits, welfare benefits, or other benefit or perquisite with respect to which Udemy or any Subsidiary or any trade or business of Udemy or any Udemy Subsidiary, whether or not incorporated, all of which together with Udemy would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Udemy ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Udemy or any Udemy Subsidiary or any Udemy ERISA Affiliate for the benefit of any current or former employee, officer, director, independent contractor or other service provider of Udemy or any Udemy Subsidiary or any Udemy ERISA Affiliate, excluding, in each case, any Multiemployer Plan.
(b) The IRS has issued a favorable determination letter with respect to each Udemy Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Udemy Qualified Plans”) and the related trust, which letter has not been revoked (nor, to the knowledge of Udemy, has revocation been threatened), and, to the knowledge of Udemy, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Udemy Qualified Plan or the related trust.
(c) No Udemy Benefit Plan is, and Udemy and its ERISA Affiliates have not in the last six (6) years contributed to, a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code.
(d) Neither Udemy nor any Udemy ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Multiple Employer Plan or a “funded welfare plan” within the meaning of Section 419 of the Code.
(e) No Udemy Benefit Plan provides for any post-employment or post-retirement welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or any similar state Law or ERISA.
(f) Except as would not reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole, all contributions required to be made to any Udemy Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Udemy Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Udemy.
(g) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Udemy’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, by any current or former employee, independent contractor, consultant, advisor, or other service provider against Udemy, any Udemy Subsidiary, the Udemy Benefit Plans, any fiduciaries thereof with respect to their duties to the Udemy Benefit Plans or the assets of any of the trusts under any of the Udemy Benefit Plans that would reasonably be expected to result in any material liability of Udemy or any Udemy Subsidiary to the PBGC, the IRS, the Department of Labor, any Multiple Employer Plan, any participant in an Udemy Benefit Plan, or any other party.
(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, consultant or director of Udemy or any of Udemy Subsidiaries to any payment of compensation; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; or (iv) result in the payment of any amount or any benefits that would, individually or in combination with any other such payment or benefits, constitute an “excess parachute payment”, as defined in 280G(b)(1) of the Code.
(i) No Udemy Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise (except for any routine gross-up or reimbursement of Taxes pursuant to any expatriate arrangements in the ordinary course of business that relate to Taxes other than under Sections 409A and 4999 of the Code).
(j) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Udemy, each Udemy Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.
(k) There are no pending or, to Udemy’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Udemy or any Udemy Subsidiary, or any strikes or other material labor disputes against Udemy or any Udemy Subsidiary. Neither Udemy nor any Udemy Subsidiary is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Udemy or any Udemy Subsidiary and, to the knowledge of Udemy, there are no organizing efforts by any union or other group seeking to represent any employees of Udemy or any Udemy Subsidiary. Each of Udemy and the Udemy Subsidiaries is, and have been at all times since December 31, 2021, in compliance in all material respects with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.
4.11. SEC Reports. Udemy has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since December 31, 2022 (the “Udemy SEC Reports”). As of their respective dates, the Udemy SEC Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Udemy SEC Reports, and none of the Udemy SEC Reports when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Udemy SEC Reports, and, to the knowledge of Udemy, none of the Udemy SEC Reports is the subject of any outstanding SEC investigation. No Udemy Subsidiary is required to file reports with the SEC pursuant to the requirements of the Exchange Act.
4.12. Compliance with Applicable Law.
(a) The businesses of Udemy and the Udemy Subsidiaries have not been since January 1, 2022, and are not being, conducted in violation of any applicable Laws, except as would not, either individually or in the aggregate, reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole.

(b) Except with respect to regulatory matters covered by Section 6.1, no investigation or review by any Governmental Entity with respect to Udemy or any Udemy Subsidiary is pending or, to the knowledge of Udemy, threatened in writing, nor has Udemy received any notice or communication from any Governmental Entity of material noncompliance with any Laws that has not been cured or in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Udemy, since January 1, 2022, each contract between Udemy or any Udemy Subsidiary, on the one hand, and an Educational Partner, on the other hand, and each party’s respective obligations thereunder, has complied, in all material respects, with any applicable requirements, standards or modes of practice promulgated or contemplated by: (i) 34 C.F.R. § 668.14(b)(22) and (ii) the applicable version of the U.S. Department of Education “Dear Colleague Letter” GEN-11-05 interpreting 34 C.F.R. § 668.14(b)(22).
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Udemy, since January 1, 2022, neither Udemy nor any Udemy Subsidiary, nor, to the knowledge of Udemy, any Educational Partner that is a counterparty to a contract with Udemy or any Udemy Subsidiary has received any written communication from a Governmental Entity that relates to any allegation that any activities subject to a contract between Udemy or any Udemy Subsidiary, on the one hand, and an Educational Partner, on the other hand, are not or have not been in compliance in all material respects with any Law.
(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole, (i) each of Udemy and the Udemy Subsidiaries has obtained and is in compliance with all licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such licenses are in full force and effect in all material respects, and (iii) to Udemy’s knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any material license.
(f) Except as, individually or in the aggregate, would not reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole, since January 1, 2022, each of Udemy and the Udemy Subsidiaries has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of Udemy or any Udemy Subsidiary is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Udemy, neither Udemy nor any Udemy Subsidiary has been since January 1, 2022 or currently is the subject of a charging letter or penalty notice issued, or to the knowledge of Udemy, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Udemy pertaining to such matters. Neither Udemy nor any Udemy Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more, individually or in the aggregate, by an individual or entity that is so designated. Neither Udemy nor any Udemy Subsidiary, or, to Udemy’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other Representatives thereof, is located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Russia and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine) in violation of OFAC sanctions.
(g) Except as, individually or in the aggregate, would not reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole, Udemy, the Udemy Subsidiaries and their respective officers, directors, employees, and to the knowledge of Udemy, agents, or other persons acting on their behalf, are, and since January 1, 2021 have been, in compliance in all material respects with: (i) the provisions of the FCPA, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Udemy and the Udemy Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Udemy. No proceeding by or before any Governmental Entity involving Udemy, any Udemy Subsidiary or any of their respective officers, directors, employees, and to the knowledge of Udemy, its agents, or other persons acting on their behalf, involving the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law (in each case related to the activities of the foregoing persons on behalf of Udemy or any Udemy Subsidiary) is pending or, to the knowledge of Udemy, threatened, except as, individually or in the aggregate, would not reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole. Except as, individually or in the aggregate, would not reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole, neither Udemy nor the Udemy Subsidiaries have ever received an allegation, whistleblower complaint, or conducted any audit or investigation regarding compliance or noncompliance with the FCPA or other applicable anti-corruption laws.
(h) Udemy and each Udemy Subsidiary maintains a written information privacy and security program that maintains reasonable measures designed to protect the privacy, confidentiality and security of all Personal Data in its possession or control against any Security Breach. To the knowledge of Udemy, neither Udemy nor any Udemy Subsidiary has experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole. To the knowledge of Udemy, there are no data security or other technological vulnerabilities with respect to the IT Assets of Udemy or any Udemy Subsidiary that, individually or in the aggregate, would reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole.
(i) Except as, individually or in the aggregate, would not reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole, neither Udemy nor any Udemy Subsidiary has made any disclosure to any Governmental Entity or to Udemy’s outside auditor with respect to any alleged material irregularity, fraud or price mischarging, or other violation of Law, arising under or relating to a contract, agreement or other instrument or obligation to which Udemy or any Udemy Subsidiary is a party, and none of Udemy, the Udemy Subsidiaries and any of their respective directors, officers and employees have engaged in any such fraud or price mischarging, or other violation of Law with respect to any such contract, agreement or other instrument or obligation to which Udemy or any Udemy Subsidiary is a party.
4.13. Certain Contracts.
(a) Except as set forth in Section 4.13(a) of the Udemy Disclosure Letter, as of the date hereof, neither Udemy nor any Udemy Subsidiary is a party to or bound by any Contract, including any Udemy Lease but excluding any Udemy Benefit Plan, that has not expired or been terminated as of the date of this Agreement (such that none of its provisions remains in force or effect, other than provisions of the type that customarily survive pursuant to their terms and that are not expected to give rise to material liability or materially restrict the business of Udemy) and:
(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) that contains a non-compete, client or customer non-solicit requirement or any other provision, in each case that restricts the conduct of any line of business by Udemy or any of the Udemy Subsidiaries in any material respect or upon consummation of the Merger will restrict the ability of the Combined Company or any of its affiliates to engage in any line of business or in any geographic region in any material respect;
(iii) that obligates Udemy or any Udemy Subsidiary to conduct business with any third party on a preferential or exclusive basis or contains “most favored nation” or similar provisions that restrict Udemy or any Udemy Subsidiary;
(iv) (A) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any Indebtedness of Udemy or any Udemy Subsidiary, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, or (B) that provides for the guarantee, assumption or endorsement by Udemy or any Udemy Subsidiary of, or any similar commitment by Udemy or any Udemy Subsidiary with respect to, Indebtedness of any other person of the nature described in clause (A), in the case of each of clauses (A) and (B), in an aggregate principal amount of $1,000,000 or more, other than any Udemy Lease;
(v) that is with any Udemy Covered Supplier, in each case, pursuant to which Udemy and the Udemy Subsidiaries purchase or lease from such Udemy Covered Supplier (provided that ordinary course ordering documents, quotes, purchase orders, and similar documents will not be required to be set forth in Section 4.13(a) of the Udemy Disclosure Letter);

(vi) that is with any Udemy Covered Customer, in each case, pursuant to which such Udemy Covered Customer purchases products and services from Udemy and the Udemy Subsidiaries (provided that ordinary course ordering documents, quotes, purchase orders, and similar documents will not be required to be set forth in Section 4.13(a) of the Udemy Disclosure Letter);
(vii) that is with any Udemy Covered Reseller, in each case, pursuant to which such Udemy Covered Reseller resells Udemy products and services (provided that ordinary course ordering documents, quotes, purchase orders, and similar documents will not be required to be set forth in Section 4.13(a) of the Udemy Disclosure Letter);
(viii) that is with any Udemy Covered Instructor, in each case pursuant to which such Udemy Covered Instructor provides instruction or course content or services for proliferation through the Udemy products and services;
(ix) that grants any right of first refusal, right of first offer, or right of first negotiation with respect to any material assets, rights or properties of Udemy or the Udemy Subsidiaries;
(x) pursuant to which Udemy or any Udemy Subsidiary grants to or receives from any third party a license or similar right with respect to Intellectual Property, which license or similar right is material to the business of Udemy and the Udemy Subsidiaries, taken as a whole, other than Non-Scheduled Contracts;
(xi) pursuant to which any third party has developed Intellectual Property, whether solely or jointly, for or on behalf of Udemy or any Udemy Subsidiary, which Intellectual Property is material to the business of Udemy and the Udemy Subsidiaries, taken as a whole, other than (A) Intellectual Property licensed to Udemy or an Udemy Subsidiary pursuant to Content Licenses or (B) pursuant to which Udemy or an Udemy Subsidiary is assigned all right, title and interest of such third party in and to such Intellectual Property;
(xii) that is a settlement, consent or similar agreement and contains any material continuing obligations of Udemy or any Udemy Subsidiary, including without limitation any express Intellectual Property license granted in settlement of any assertion or allegation of Intellectual Property infringement;
(xiii) that is a material joint venture, partnership or limited liability company agreement or other similar contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such contract solely between Udemy and its wholly owned Subsidiaries or among Udemy’s wholly owned Subsidiaries; or
(xiv) that provides for the acquisition or disposition of any person, business, business line or assets and under which Udemy or the Udemy Subsidiaries have or may have a material obligation or liability.
Each Contract of the type required to be set forth in Section 4.13(a) of the Udemy Disclosure Letter (without giving effect to the parenthetical clauses in the foregoing clauses (v), (vi) and (vii)), whether or not set forth in the Udemy Disclosure Letter, is referred to herein as a “Udemy Contract.” Udemy has made available to Coursera true, correct and complete copies of each Udemy Contract in effect as of the date hereof, excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Udemy Contract that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to Udemy and the Udemy Subsidiaries.
(b) (i) Each Udemy Contract is valid and binding on Udemy or one of the Udemy Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Udemy, (ii) each of Udemy and the Udemy Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Udemy Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Udemy, (iii) to the knowledge of Udemy, each third-party counterparty to each Udemy Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Udemy Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Udemy, (iv) neither Udemy nor any Udemy Subsidiary has knowledge of, or has received notice of, any violation of any Udemy Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Udemy or any Udemy Subsidiary or, to the knowledge of Udemy, any other party thereto, of or under any such Udemy Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Udemy.
(c) Except as set forth on Section 4.13(c) of the Udemy Disclosure Letter, each Contract between Udemy or an Udemy Subsidiary, on the one hand, and an instructor who is one of Udemy’s top 1,000 instructors by revenue for the twelve month period ended September 30, 2025, on the other hand, is on Udemy’s standard form instructor agreement in the form made available to Coursera.
4.14. Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Udemy, (a) each Government Contract to which Udemy or the Udemy Subsidiaries is a party was legally awarded, is binding on Udemy or the applicable Udemy Subsidiary, and is in full force and effect, (b) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by Udemy or any of the Udemy Subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (c) Udemy and the Udemy Subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (d) since January 1, 2022, neither a Governmental Entity nor any prime contractor or subcontractor has notified Udemy or any of the Udemy Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (e) since January 1, 2022, neither Udemy nor any of the Udemy Subsidiaries has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) none of Udemy, any of the Udemy Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of Udemy, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity and (g) neither Udemy nor any of the Udemy Subsidiaries, nor any of their respective directors or officers, nor to the knowledge of Udemy, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or to the knowledge of Udemy, threatened, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of Udemy or any of the Udemy Subsidiaries, in each case, with respect to any Government Contract.
4.15. Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy, Udemy and the Udemy Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Udemy, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Udemy or any Udemy Subsidiary of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Udemy, threatened against Udemy, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy. To the knowledge of Udemy, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy. Neither Udemy nor any Udemy Subsidiary has treated, stored, disposed or arranged for disposal of, transported, handled, used, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy. To the knowledge of Udemy, there have been no Hazardous Substances generated by Udemy or any Udemy Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States and that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy. Udemy is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or other third party imposing any liability or obligation, with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy.

4.16. Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy, each of Udemy and the Udemy Subsidiaries are the lessee of all leasehold estates reflected in the latest audited financial statements included in such Udemy SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or have been terminated by Udemy or an Udemy Subsidiary) (such leasehold estates, the “Udemy Real Property”, and any leases with respect to such leasehold estates, the “Udemy Leases”), free and clear of all material Liens, except for Permitted Encumbrances, and each such lease is valid and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Udemy or any Udemy Subsidiary, or to the knowledge of Udemy, any other party thereto, of or under any such lease, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Udemy. To the knowledge of Udemy, there are no pending or threatened condemnation proceedings against the Udemy Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Udemy. None of Udemy or any Udemy Subsidiary owns or has ever owned any real property.
4.17. Intellectual Property; Privacy.
(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Udemy, (i) with respect to Intellectual Property that Udemy or any Udemy Subsidiary owns or purports to own, Udemy or an Udemy Subsidiary exclusively owns all right, title and interest to that Intellectual Property free and clear of all Liens (except Permitted Encumbrances), and (ii) all Registered Intellectual Property that is owned by, or registered in the name of, Udemy or an Udemy Subsidiary that has not expired, lapsed, or been abandoned as of the date hereof (the “Udemy Registered Intellectual Property”) is subsisting and, to the knowledge of Udemy, is not invalid or unenforceable. Since January 1, 2021, other than office actions received in the ordinary course of prosecution, Udemy has not received any written claim or notice from any person alleging that the Udemy Registered Intellectual Property is invalid or unenforceable, which claim or allegation if proven or established, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Udemy.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Udemy, to Udemy’s knowledge, the operation of the respective businesses of Udemy or any of the Udemy Subsidiaries and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering provided by Udemy or the Udemy Subsidiaries does not infringe, misappropriate or violate and has not since January 1, 2022 infringed, misappropriated, or otherwise violated any Intellectual Property of any other person (in each case other than where Udemy or the applicable Udemy Subsidiary is immune to the applicable infringement claims under a valid safe harbor defense pursuant to the DMCA), and neither Udemy nor any of the Udemy Subsidiaries has received any written allegation of same, other than DMCA takedown notices received in the ordinary course of business and addressed in accordance with and pursuant to the safe harbors of the DMCA. Neither Udemy nor any of the Udemy Subsidiaries has, since January 1, 2022, sent any other person any written notice alleging that such person is infringing, misappropriating or otherwise violating Udemy’s Intellectual Property in a manner that, if true, is or would reasonably be expected to be material to Udemy’s business, taken as a whole, which allegation has not been resolved or would not reasonably be expected to be resolved in the ordinary course of business.
(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Udemy, (i) each of Udemy and the Udemy Subsidiaries has taken commercially reasonable efforts to protect and maintain its Intellectual Property, including by using commercially reasonable efforts and taking commercially necessary steps to maintain the confidentiality of its material trade secrets in confidence, and (ii) to the knowledge of Udemy, none of Udemy’s material trade secrets or other material confidential information has been subject to unauthorized access, use or disclosure.
(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Udemy, (i) neither Udemy nor any of the Udemy Subsidiaries has distributed or otherwise made available any software that is proprietary to Udemy or any Udemy Subsidiary, the confidential and proprietary nature of the source code to which is material to Udemy’s or any Udemy Subsidiary’s business, taken as a whole (the “Udemy Material Source Code”), in a manner that requires Udemy or any Udemy Subsidiary to also license or make available to any third party any such Udemy Material Source Code, and (ii) no Udemy Material Source

Code has been disclosed, licensed, escrowed or otherwise made available (conditionally or unconditionally) to any third party, other than employees, vendors, or contractors of Udemy or an Udemy Subsidiary subject to written and valid confidentiality agreements in favor of Udemy or an Udemy Subsidiary.
(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole, each of Udemy and the Udemy Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any person, including through the implementation of reasonable backup and disaster recovery technology processes and (ii) prevent the introduction of Malicious Code. Except as would not, individually or in the aggregate, reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole, to the knowledge of Udemy, (x) the IT Assets used or held for use by Udemy or any Udemy Subsidiary do not contain Malicious Code, and (y) since January 1, 2022, no person has gained unauthorized access to, and there has not been any failure or loss of, any IT Assets owned, used, or held for use by Udemy or any Udemy Subsidiaries, or the information stored or contained thereon or transmitted thereby.
(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to Udemy and the Udemy Subsidiaries, taken as a whole, (i) each of Udemy and the Udemy Subsidiaries is in compliance, and has, since January 1, 2022, complied, with all applicable Laws, its contractual obligations, its posted policies, and its statements and representations, in each case, relating to privacy, data protection, security, or the Processing of any Personal Data Processed by or on behalf of Udemy or the Udemy Subsidiaries (collectively the “Udemy Privacy Obligations”), (ii) neither Udemy nor any Udemy Subsidiary has, since January 1, 2022, received written notice alleging any violation of any Udemy Privacy Obligation, (iii) each of Udemy and the Udemy Subsidiaries has, since January 1, 2022, had all rights, consents, and authorizations required under any Udemy Privacy Obligation to Process Personal Data as such Personal data is Processed by or on behalf of Udemy or any Udemy Subsidiary, and (iv) each of Udemy and the Udemy Subsidiaries has, since January 1, 2022, taken commercially reasonable steps to ensure that all Personal Data Processed by or on behalf of Udemy or any Udemy Subsidiary is protected against loss and unauthorized access, use, modification or disclosure, and, to Udemy’s knowledge, there has been no incident of same.
4.18. Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Udemy or any Udemy Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Udemy or any Udemy Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Udemy Common Stock (or any of such person’s immediate family members or affiliates) (other than the Udemy Subsidiaries) on the other hand, of the type required to be reported in any Udemy SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.
4.19. State Takeover Laws. The Board of Directors of Udemy has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions and the Udemy Voting Agreement the provisions of any potentially applicable Takeover Statutes. None of Udemy, or any Subsidiary of Udemy is, or during the three (3) years prior to the date of this Agreement has been, an “interested stockholder” with respect to Coursera, as those terms are used in Section 203 of the DGCL.
4.20. Udemy Board Recommendation. The Board of Directors of Udemy has duly adopted resolutions (a) determining that this Agreement and transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Udemy and the holders of shares of Udemy Common Stock, (b) approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directing that this Agreement be submitted to the holders of shares of Udemy Common Stock for their approval and adoption, and (d) recommending that the holders of shares of Udemy Common Stock vote in favor of the adoption of this Agreement on the terms and subject to the conditions set forth in this Agreement (the “Udemy Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.4.
4.21. Opinion. Prior to the execution of this Agreement, Morgan Stanley & Co. LLC has delivered to the Board of Directors of Udemy its opinion, in writing or orally (in which case such opinion will be subsequently confirmed in writing), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, limitations, and other matters considered in connection with the preparation of such opinion as set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of shares of Udemy Common Stock (other than Cancelled Shares). Such opinion has not been materially amended or rescinded as of the date of this Agreement.
4.22. Udemy Information. The information relating to Udemy and the Udemy Subsidiaries or that is provided by Udemy or the Udemy Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the Form S-4, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Coursera, Merger Sub or any Coursera Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 (except for such portions thereof that relate only to Coursera, Merger Sub or any Coursera Subsidiary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Any information relating to Udemy and the Udemy Subsidiaries or that is provided by Udemy or the Udemy Subsidiaries or their respective Representatives for inclusion in any document, instrument or certificate filed with any Governmental Entity with respect to Competition Laws in connection with the transactions contemplated hereby will comply in all material respects with the Laws applicable thereto.
4.23. Customers and Suppliers.
(a) Section 4.23(a) of the Udemy Disclosure Letter sets forth a list of the top twenty (20) customers by revenue derived by Udemy and the Udemy Subsidiaries (taken together) during the period from January 1, 2025 through the date hereof, pursuant to which Udemy or any of the Udemy Subsidiaries has sold goods and/or services (each such customer, an “Udemy Covered Customer”). Since January 1, 2024 through the date of this Agreement, Udemy and the Udemy Subsidiaries have not received any written notice from any Udemy Covered Customer that such Udemy Covered Customer intends to discontinue or substantially reduce its relationship with Udemy or any Udemy Subsidiary, terminate or materially and adversely amend any existing contract with Udemy or any Udemy Subsidiary, or not continue as a customer of Udemy or any Udemy Subsidiary.
(b) Section 4.23(b) of the Udemy Disclosure Letter sets forth a list of the top ten (10) strategic suppliers and vendors (other than Udemy Covered Instructors) by dollars paid to such suppliers and vendors by Udemy and the Udemy Subsidiaries (taken together) during the period from January 1, 2025 through the date hereof, (each such strategic supplier or vendor, an “Udemy Covered Supplier”). Since January 1, 2024 through the date of this Agreement, Udemy and the Udemy Subsidiaries have not received any written notice from any Udemy Covered Supplier that such Udemy Covered Supplier intends to discontinue or substantially reduce its relationship with Udemy or any Udemy Subsidiary, terminate or materially and adversely amend any existing contract with Udemy or any Udemy Subsidiary, or not continue as a supplier of Udemy or any Udemy Subsidiary.
(c) Section 4.23(c) of the Udemy Disclosure Letter sets forth a list of the top ten (10) strategic resellers or distributors of Udemy and the Udemy Subsidiaries (taken together) by annual recurring revenue during the period from January 1, 2025 through the date hereof, (each such reseller or distributor, an “Udemy Covered Reseller”). Since January 1, 2024 through the date of this Agreement, Udemy and the Udemy Subsidiaries have not received any written notice from any Udemy Covered Reseller that such Udemy Covered Reseller intends to discontinue or substantially reduce its relationship with Udemy or any Udemy Subsidiary, terminate or materially and adversely amend any existing contract with Udemy or any Udemy Subsidiary, or not continue as a reseller or distributor of Udemy or any Udemy Subsidiary.
(d) Section 4.23(d)(i) of the Udemy Disclosure Letter sets forth a list of the top twenty (20) instructors of Udemy and the Udemy Subsidiaries (taken together), by revenue shared by Udemy and the Udemy Subsidiaries (taken as a whole) with such instructor during the period from January 1, 2025 through the date hereof, (each such instructor, an “Udemy Covered Instructor”). Since January 1, 2024 through the date of this Agreement, Udemy and the Udemy Subsidiaries have not received any written notice from any Udemy Covered Instructor that such Udemy Covered Instructor intends to discontinue or substantially reduce its relationship with Udemy or any Udemy Subsidiary, terminate or materially and adversely amend any existing contract with Udemy or any Udemy Subsidiary, or not continue as an instructor of Udemy or any Udemy Subsidiary. Each Udemy Covered Instructor has agreed in writing, subject to the exceptions set forth on Section 4.23(d)(ii) of the Udemy Disclosure Letter, not

to offer any on-demand content, such as pre-recorded courses, on any competing platform in a way that directly competes with or impairs the sales of such content on Udemy’s platform, and neither Udemy nor any Udemy Subsidiary has waived any such exclusivity arrangement with respect to any Udemy Covered Instructor.
4.24. Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Udemy, (a) Udemy and the Udemy Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Udemy reasonably has determined to be prudent and consistent with industry practice, and Udemy and the Udemy Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Udemy and the Udemy Subsidiaries, (c) Udemy or the relevant Subsidiary thereof is the sole beneficiary of such policies, all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Udemy or any Udemy Subsidiary pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Udemy nor any Udemy Subsidiary has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
4.25. No Other Representations or Warranties.
(a) Except for the representations and warranties made by Udemy in this Article IV, neither Udemy nor any other person makes any express or implied representation or warranty with respect to Udemy, the Udemy Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Udemy hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Udemy nor any other person makes or has made any representation or warranty to Coursera, Merger Sub or any of their respective affiliates or Representatives with respect to (i) any financial projection, forecast, future estimate, budget or prospective information relating to Udemy, any Udemy Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Udemy in this Article IV, any oral or written information presented to Coursera, Merger Sub or any of their respective affiliates or Representatives in the course of their due diligence investigation of Udemy, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) Udemy acknowledges and agrees that neither Coursera, nor Merger Sub, nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III. In particular, Udemy acknowledges and agrees that, without limiting the foregoing disclaimer, neither Coursera nor Merger Sub nor any other person makes or has made any representation or warranty to Udemy or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, future estimate, budget or prospective information relating to Coursera, any Coursera Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Coursera and Merger Sub in Article III, any oral or written information presented to Udemy or any of its affiliates or Representatives in the course of their due diligence investigation of Coursera, the negotiation of this Agreement or in the course of the transactions contemplated hereby, or the accuracy or completeness thereof.
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1. Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier valid termination of this Agreement, except (i) as expressly contemplated or expressly permitted by this Agreement (including as set forth in Section 5.1 of the Udemy Disclosure Letter or the Coursera Disclosure Letter, as applicable), (ii) with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), or (iii) as required by applicable Law (but only following notice, to the extent legally permissible, to the other party), each of Udemy and Coursera shall, and shall cause each of its respective Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course consistent with past practice in all material respects and maintain and preserve intact its (1) business organization, goodwill, employees and ongoing businesses and (2) advantageous relationships with key customers, suppliers, vendors, distributors, licensors, licensees, Governmental Entities, employees and other Persons with whom it and they have material business relations.
5.2. Forbearances. During the period from the date of this Agreement to the Effective Time or earlier valid termination of this Agreement, except (i) as expressly contemplated by this Agreement (including as set forth in

Section 5.2 of the Udemy Disclosure Letter or the Coursera Disclosure Letter, as applicable) or (ii) as required by applicable Law (but only following notice, to the extent legally permissible, to the other party), (A) with respect to each of the following clauses, other than clauses (i), (k) and (l) below, neither Udemy nor Coursera shall, and neither Udemy nor Coursera shall permit any of their respective Subsidiaries to, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) or (B) with respect to clauses (i), (k) and (l) below, Udemy shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Coursera (such consent not to be unreasonably withheld, conditioned or delayed):
(a) incur, assume, guarantee or become liable for any Indebtedness, other than (i) intercompany Indebtedness among Udemy and/or wholly owned Udemy Subsidiaries or Coursera and/or wholly owned Coursera Subsidiaries, as applicable, (ii) guarantees by Udemy or any direct or indirect wholly owned Udemy Subsidiary of Indebtedness of Udemy or any other direct or indirect wholly owned Udemy Subsidiary, (iii) guarantees by Coursera or any direct or indirect wholly owned Coursera Subsidiary of Indebtedness of Coursera or any other direct or indirect wholly owned Coursera Subsidiary, (iv) other Indebtedness incurred by mutual written agreement of Udemy and Coursera, (v) Indebtedness of Udemy and/or Udemy Subsidiaries or Coursera and/or Coursera Subsidiaries, as applicable, of the type described in clause (i) of the definition of Indebtedness incurred in the ordinary course of business consistent with past practice and not for speculative purposes, (vi) indebtedness incurred in respect of letters of credit or other similar arrangements in the ordinary course of business consistent with past practice, (vii) indebtedness arising from customary cash management and treasury services and the honoring of checks, drafts or similar instruments against insufficient funds or from the endorsement of instruments for collection, in each case incurred in the ordinary course of business consistent with past practice, and (viii) Indebtedness of Udemy and/or Udemy Subsidiaries or Coursera and/or Coursera Subsidiaries, as applicable, in an aggregate principal amount not to exceed $5.0 million at any time outstanding, without taking into account any amounts permitted by clauses (i) through (vii) of this Section 5.2(a); provided, in the case of this clause (viii), that (1) the material terms and conditions of any such Indebtedness are customary and reasonable market terms, (2) such Indebtedness is prepayable or redeemable at any time (subject to customary notice requirements) without premium or penalty (other than customary reference rate breakage), (3) none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or to be consummated in connection herewith shall conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under or any loss of a material benefit of the Udemy or any Udemy Subsidiary, or Coursera or any Coursera Subsidiary, as applicable, under, or result in the creation of any Lien under such Indebtedness, or would be reasonably likely to require the preparation or delivery of separate financial statements of Udemy and/or any Udemy Subsidiary following the Closing and (4) such Indebtedness is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise);
(b) adjust, split, combine or reclassify any capital stock;
(c) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Udemy Securities or Udemy Subsidiary Securities, in the case of Udemy, or Coursera Securities or Coursera Subsidiary Securities, in the case of Coursera, except, in each case, (A) dividends and distributions paid by any of the Subsidiaries of each of Udemy and Coursera to Udemy or Coursera or any of their wholly-owned Subsidiaries, respectively or (B) the acceptance of shares of Udemy Common Stock or Coursera Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards or the payment of dividend equivalents thereon, in each case, in accordance with past practice and the terms of the applicable award agreements;
(d) grant any stock options, restricted stock units, performance stock units, phantom stock units, performance shares, restricted shares or other equity-based awards or interests (whether payable in shares, cash or otherwise), or grant any person any right to acquire any Udemy Securities or Udemy Subsidiary Securities, in the

case of Udemy, or Coursera Securities or Coursera Subsidiary Securities, in the case of Coursera, in each case other than grants made in the ordinary course of business consistent with past practice and consistent with the terms set forth in Section 5.2(d) of the Udemy Disclosure Letter or the Coursera Disclosure Letter, as applicable (collectively, the “Permitted Grants”);
(e) other than the Permitted Grants, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Udemy Securities or Udemy Subsidiary Securities, in the case of Udemy, or Coursera Securities or Coursera Subsidiary Securities, in the case of Coursera, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Udemy Securities or Udemy Subsidiary Securities, in the case of Udemy, or Coursera Securities or Coursera Subsidiary Securities, in the case of Coursera, except pursuant to the exercise of stock options or the settlement or vesting of equity compensation awards in accordance with their terms;
(f) sell, transfer, mortgage, encumber or otherwise dispose of any of its material tangible properties or material tangible assets to any individual, corporation or other entity, or cancel, release or assign any Indebtedness to any such person or any claims held by any such person, in each case other than (i) to any wholly-owned Subsidiary or to Coursera or Udemy, as applicable, (ii) Liens that secure obligations in respect of the Udemy Credit Agreement, which Liens are released at or prior to the Closing or (iii) pursuant to contracts or agreements as in effect at the date of this Agreement and set forth on Section 5.2(f) of the Udemy Disclosure Letter or the Coursera Disclosure Letter, as applicable;
(g) make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or business or the property or assets of any other person, in each case, in excess of $7,500,000 individually or $15,000,000 in the aggregate for any consecutive 12-month period, other than (i) acquisitions of properties and assets, pursuant to contracts or agreements as in effect at the date of this Agreement and set forth on Section 5.2(g) of the Udemy Disclosure Letter or the Coursera Disclosure Letter, as applicable, (ii) transactions solely among a party and its wholly owned Subsidiaries or among a party’s wholly owned Subsidiaries or (iii) acquisitions of inventory or other goods in the ordinary course of business consistent with past practice;
(h) (i) terminate, or materially amend or waive any material provision, right or remedy under, any Udemy Contract or Coursera Contract, as the case may be (or any contract that would be an Udemy Contract or Coursera Contract, as the case may be, if in effect as of the date hereof), or make any material change in any instrument or agreement governing any Udemy Contract or Coursera Contract, as the case may be (or any contract that would be, or would reasonably be expected to be, an Udemy Contract or Coursera Contract, as the case may be, if in effect as of the date hereof), in each case, in a manner adverse to (A) Coursera (in the case of a Coursera Contract) or (B) Udemy (in the case of an Udemy Contract), or (ii) enter into any Contract that would constitute, or would reasonably be expected to constitute, an Udemy Contract or Coursera Contract if it were in effect on the date of this Agreement, except, in each case of clauses (i) and (ii), in the ordinary course of business consistent with past practice (subject to Section 5.2(i) below); provided that, for the purposes of this clause (h), Udemy Contracts and Coursera Contracts will be deemed to include any Contract with any strategic supplier or vendor, strategic reseller, content partner (in the case of Coursera) or instructor (in the case of Udemy) that results in committed payments to such counterparty (together with its affiliates) in excess of $2,000,000 in any twelve month period; provided, further, that this Section 5.2(h) shall not apply to any Contract for capital expenditures that is expressly permitted by Section 5.2(q);
(i) solely with respect to Udemy, enter into any Contract that contains, or amend any Contract such that it contains (or such that the provisions described in this Section 5.2(i) contained therein become more restrictive), the provisions of the type described in (A) clause (ii) of Section 4.13(a) or (B) clause (iii) of Section 4.13(a) if, in the case of this clause (B), the applicable provisions of such Contract would bind or purport to bind Coursera or any of its Subsidiaries (other than Udemy or its Subsidiaries) after the Closing or if such Contract is with the Person set forth on Section 5.2(i) of the Udemy Disclosure Letter (it being understood that any new statement of work or order form under an existing Contract will not be a breach of this Section 5.2(i) so long as such statement of work or order form does not, in and of itself, contain a provision of the type described in clause (ii) or (iii) of Section 4.13(a));

(j) terminate, or amend in a manner materially adverse to (A) Coursera (in the case of a Coursera Contract) or (B) Udemy (in the case of an Udemy Contract), any Contract that accounted for consolidated revenue of Udemy or Coursera, as applicable, for fiscal year 2025 in excess of the amount set forth in Section 5.2(j) of the Udemy Disclosure Letter or the Coursera Disclosure Letter, as applicable (it being understood that (i) any adverse change to any economic term will be deemed to be materially adverse, (ii) any new statement of works or order forms under existing Coursera Contract or Udemy Contract will not be deemed to be an amendment of such Contract to the extent they are not materially adverse to Coursera or Udemy, as applicable, measured on a scale relative to such Coursera Contract or Udemy Contract, as applicable, and (iii) any expirations or automatic or other involuntary terminations of a Coursera Contract or Udemy Contract in accordance with its terms as in effect on the date hereof will not be a breach of this Section 5.2(j));
(k) solely with respect to Udemy, enter into, amend or renew any Contract (other than Contracts that have an annual contract value of less than $100,000 or are described in clause (a) of the definition of “Non-Scheduled Contracts”) that grants or accelerates any right or benefit of a third party, or which terminates, as a result of the Merger (it being understood that (i) an automatic or involuntary renewal or extension of any existing Contract or (ii) any new statement of work or order form under an existing Contract that does not, in and of itself, contain a provision described in this Section 5.2(k) will not be a breach of this Section 5.2(k));
(l) except as required under applicable Law or the terms of any Udemy Benefit Plan as in effect at the date hereof, as applicable, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than in the ordinary course of business consistent with past practice, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than in the ordinary course of business consistent with past practice, (iii) materially increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant (other than in connection with a relocation of an employee in the ordinary course of business consistent with past practice or a promotion or change in responsibilities), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course of business consistent with past practice, (v) grant (other than the Permitted Grants) or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee who has a title of senior director or above other than for cause (as reasonably determined by Udemy in accordance with past practice), or (ix) hire or promote any officer, employee or individual consultant who has (or, following such hire or promotion, would have) a title of senior director or above; provided that, without limiting the foregoing restrictions, during the period from the date of this Agreement to the Effective Time or earlier valid termination of this Agreement, the Chief People Officer of Coursera and the Chief People Officer of Udemy will cooperate in good faith to provide updates to each other regarding material developments on matters described in this Section 5.2(l) that occur with respect to employees, compensation and benefit programs of Coursera and Udemy, respectively, notwithstanding that this Section 5.2(l) is intended to apply only with respect to Udemy;
(m) waive, release, assign, compromise or settle any claim, arbitration, suit, action, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which a party or any of its Subsidiaries is a plaintiff, or in which any of their officers or directors in their capacities as such are parties) (other than any claim, suit, action or proceeding in respect of Taxes (which shall be governed by Section 5.2(y) below), except (i) any such settlement that involves monetary remedies in excess of amounts covered by insurance policies in an amount not in excess of $750,000 individually or $2,000,000 in the aggregate or (ii) any waiver or compromise of monetary payments that are not, individually or in the aggregate, material to Udemy or Coursera, as the case may be, in connection with payment collection efforts by a party in the ordinary course consistent with past practice pursuant to which a party or any of its Subsidiaries receives monetary payments (and neither a party nor any of its Subsidiaries makes, or is obligated to make, monetary payments), so long as, in each case of the foregoing clause (i) or (ii), any such settlement or waiver does not (A) impose any material restriction on, or create any adverse precedent or admit fault in any manner that would be material to, the business of it or its Subsidiaries, the Surviving Entity or the Combined Company, (B) provide for the license of or obligation not to assert any Intellectual Property (which license or obligation not to assert would be material to the business of it or its Subsidiaries), (C) involve the termination, material amendment in a manner adverse to (1) Coursera (in the case of a Coursera Contract) or

(2) Udemy (in the case of an Udemy Contract), or waiver of any other material provision, right or remedy under, any Udemy Contract or Coursera Contract, as the case may be (or any contract that would be an Udemy Contract or Coursera Contract, as the case may be, if in effect as of the date hereof) and (D) not relate to claims, litigations, investigations or proceedings brought by Governmental Entities (other than solely in their capacities as customers of such party’s or its Subsidiaries’ products and services);
(n) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to impede or prevent the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(o) amend either party’s certificate of incorporation, bylaws or comparable governing documents of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);
(p) merge or consolidate either party or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Significant Subsidiaries (other than mergers, consolidations, restructurings or reorganizations solely between or among its wholly owned Subsidiaries, or as permitted under an exception set forth in Section 5.2(f) or 5.2(g));
(q) make any capital expenditure, enter into agreements or arrangements providing for capital expenditure or otherwise commit to do so, except for (i) capital expenditures for capitalized software, production of content and procurement of laptops and related equipment, in each case, incurred in the ordinary course of business consistent with past practice and (ii) any other capital expenditures not to exceed $4,000,000 in the aggregate in any consecutive 12-month period;
(r) implement any employee layoffs that do not comply with the Worker Adjustment and Retraining Notification Act of 1988, as amended;
(s) enter into any collective bargaining agreement or any material agreement with any labor organization, works council, trade union, labor association or other employee representative, except as required by applicable Law;
(t) enter into, modify or waive any right with respect to any transactions or Contracts with (A) any affiliate or other person that would be required to be disclosed by a party under Item 404 of Regulation S-K of the SEC, or (B) any person who beneficially owns, directly or indirectly, more than 5% of the outstanding shares of the Udemy Common Stock, or the Coursera Common Stock, as applicable;
(u) adopt or otherwise implement any stockholder rights plan, “poison pill” or other comparable agreement;
(v) without limiting the obligations of the parties pursuant to Section 6.1, voluntarily terminate, materially modify or waive in any material respect any material right under any (i) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law, including Competition Laws, or (ii) contract or agreement with any Governmental Entity, other than in the ordinary course of business consistent with past practice;
(w) cancel any material insurance policies or fail to pay the premiums on any material insurance policies, other than any cancellation or termination of such policy in the ordinary course of business consistent with past practice, or fail to maintain such insurance policies in a manner that is consistent with the ordinary course of business consistent with past practice;
(x) enter into any new line of business or discontinue any existing line of business (other than entering into any line of business adjacent or related to artificial intelligence);
(y) (i) make (other than in the ordinary course of business and consistent with past practice), change or revoke any material Tax election, (ii) change any annual Tax accounting period, (iii) adopt or change any material Tax accounting method, (iv) file any material amended Tax Return, (v) enter into any closing agreement or similar agreement with respect to a material amount of Taxes or, solely with respect to Udemy, take the actions described in item 1 of Section 5.2(y) of the Udemy Disclosure Letter, (vi) request any ruling from any Taxing Authority,

(vii) settle or compromise any Tax claim, audit, assessment, dispute or other proceeding for an amount of Taxes materially in excess of the amount accrued or reserved therefor (if any) in the latest audited financial statements included in the Coursera SEC Reports or Udemy SEC Reports, as applicable, or (viii) surrender any right to claim a material refund of Taxes;
(z) sell, exclusively license, waive, assign, transfer, convey, subject to any Lien (except Permitted Encumbrances) or dispose of, or voluntarily fail to maintain, allow to lapse or abandon any material Intellectual Property, other than (i) content-specific licenses, transfers and similar conveyances made in the ordinary course of business consistent with past practice, (ii) the expiration, or non-renewal of Registered Intellectual Property in the ordinary course of business consistent with past practice, and (iii) Liens that secure obligations in respect of the Udemy Credit Agreement, which Liens are released at or prior to the Closing; or
(aa) agree to take, authorize, or make any commitment to take, in writing or otherwise, any of the actions prohibited by this Section 5.2.
5.3. Process Related to Conduct of Business and Forbearance Covenants. If either Udemy or Coursera desires to take an action that would, absent the prior written consent of the other party, be restricted pursuant to Section 5.1 or Section 5.2, then, prior to taking such action, Udemy or Coursera, in lieu of the procedure outlined in Section 9.5, may request consent by sending an email to all of the individuals listed in Section 5.3 of the Udemy Disclosure Letter (in the case of consent required by Coursera) and Section 5.3 of the Coursera Disclosure Letter (in the case of consent required by Udemy), specifying, in reasonable detail, the action proposed to be taken (or omitted from being taken), and any of the individuals listed in (a) Section 5.3 of the Udemy Disclosure Letter may grant consent by email on behalf of Udemy and (b) Section 5.3 of the Coursera Disclosure Letter may grant consent by email on behalf of Coursera, in each case for purposes of Section 5.1 or Section 5.2.
ARTICLE VI

ADDITIONAL AGREEMENTS
6.1. Regulatory Matters.
(a) Subject to the terms of this Agreement, the parties hereto shall cooperate with each other and use their reasonable best efforts to (i) take, or cause to be taken, all necessary actions, and do or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable following the date hereof; (ii) make, or cause to be made, the registrations, declarations and filings (A) required under the HSR Act and (B) required or advisable in connection with obtaining the other Requisite Regulatory Approvals as promptly as reasonably practicable after the date of this Agreement (and in the case of any filings required under the HSR Act, no later than twenty-five (25) calendar days after the date of this Agreement); (iii) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals, clearances and authorizations of all Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals, clearances and authorizations of all such Governmental Entities and (iv) seek to avoid or prevent the initiation of any investigation, claim, action, suit, arbitration, litigation or proceeding by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean the expiration or termination of the applicable waiting period under the HSR Act and all regulatory authorizations, consents, clearances, orders and approvals set forth on Section 6.1(a) of the Coursera Disclosure Letter.
(b) Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing and notwithstanding anything in this Agreement to the contrary, in furtherance of the parties’ reasonable best efforts, each of Udemy and the Udemy Subsidiaries and Coursera and the Coursera Subsidiaries, as applicable, to the extent required in order to obtain the Requisite Regulatory Approvals or any necessary approvals of any other Governmental Entity required for the transactions contemplated hereby as promptly as reasonably practicable or to avoid the consequences in Section 6.1(a)(iv) or otherwise in connection with the Requisite Regulatory Approvals required pursuant to any Competition Law, shall (i) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Divestiture”); and (ii) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Remedy”), provided that neither party nor its Subsidiaries shall be required to take any of the actions referred to above with respect to a Divestiture or Remedy unless the effectiveness thereof is conditioned on the occurrence of the Effective Time, and provided, further, that notwithstanding anything in Section 6.1 to the contrary, nothing in this Agreement shall require either party to, and neither party shall without the consent of the other party, offer, propose, negotiate, agree, commit or consent to a Divestiture or Remedy that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Combined Company and its Subsidiaries (including Udemy and its Subsidiaries), taken as a whole after giving effect to the Merger, but, in each case, measured on a scale relative to the size of Udemy and its Subsidiaries, taken as a whole, prior to the Merger. Udemy and Coursera agree to use reasonable best efforts to: (1) oppose or defend against any investigation, claim, action, suit, arbitration, litigation or proceeding by any Governmental Entity to prevent or enjoin the consummation of the Merger or (2) overturn any regulatory order by any such Governmental Entity to prevent consummation of the Merger, including by defending any investigation, claim, action, suit, arbitration, litigation or proceeding brought by any such Governmental Entity in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger.
(c) If Udemy or Coursera or any of their respective Subsidiaries or affiliates receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party (to the extent permitted under applicable Law), an appropriate response in substantial compliance with such request. If Udemy or Coursera receives a formal request for additional information or documentary material from the Federal Trade Commission (“FTC”) or the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”), then Udemy and Coursera will substantially comply with such formal request as soon as reasonably practicable, unless otherwise agreed between Udemy and Coursera. Udemy and Coursera shall consult with each other in good faith prior to agreeing, directly or indirectly, to extend any waiting period under the HSR Act or other applicable Law or to any timing agreement with the FTC, the Antitrust Division or any other Governmental Entity.
(d) Each party shall promptly notify the other party of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and, to the extent permitted under applicable Law, furnish the other party promptly with all communications received from any Governmental Entity and permit the other party to review in advance, and consider in good faith the other party’s comments to, any proposed communication, filing or submission by such party to any Governmental Entity. The parties will coordinate and reasonably cooperate with each other in exchanging information and providing reasonable assistance as the other party may reasonably request in writing in connection with the foregoing or in connection with any filing or submission to be made to any Governmental Entity; provided, however, that materials exchanged pursuant to this Section 6.1 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of Udemy’s or Coursera’s consideration of the transactions contemplated by this Agreement or other competitively sensitive material; provided, further that the parties hereto may, as they deem advisable and necessary, designate any materials provided to the other pursuant to this Section 6.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials. Udemy and Coursera shall (to the extent permitted under applicable Law) consult with the other party in advance of any meeting, discussion or teleconference with any Governmental Entity or, in connection with any proceeding by a private party in connection with the transactions contemplated by this Agreement, with any other person, and, to the extent not prohibited by the Governmental Entity or such other person, give the other party the opportunity to attend and participate in such meetings, discussions and teleconferences. The parties shall discuss in advance the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement.
(e) Udemy shall not, and shall cause the Udemy Subsidiaries not to, and Coursera shall not, and shall cause the Coursera Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing part or all of the assets of or equity of, in any business or any corporation, partnership, association or other business organization or division thereof, or take any other similar action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other similar action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the transactions contemplated hereby.
(f) Udemy and Coursera shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Udemy, Coursera or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
6.2. Preparation of the Form S-4 and the Proxy Statement. As soon as practicable following the date of this Agreement, Coursera and Udemy shall prepare the Form S-4, in which the Joint Proxy Statement shall be included as a prospectus, and Coursera shall file the Form S-4 with the SEC. Each of Coursera and Udemy shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Coursera and Udemy shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Form S-4 or the Joint Proxy Statement received from the SEC. Coursera and Udemy shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 or the Joint Proxy Statement prior to filing such with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Form S-4 or the Joint Proxy Statement shall be made without the approval of both Coursera and Udemy, which approval shall not be unreasonably withheld, conditioned or delayed; provided that, with respect to documents filed by a party that are incorporated by reference in the Form S-4 or the Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the Combined Company; and provided, further, that this approval right shall not apply with respect to information relating to a Recommendation Change. Coursera shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to Coursera’s stockholders, and Udemy shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to Udemy’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each party shall advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, of the time when any supplement or amendment to the Form S-4 has been filed, of the issuance of any stop order with respect to the Form S-4, or of any request by the SEC for amendment of the Form S-4 or the Joint Proxy Statement or comments on the Form S-4 or the Joint Proxy Statement and responses thereto or requests by the SEC for additional information relating thereto. If at any time prior to the Effective Time any information relating to Coursera, Udemy or any of their respective affiliates, officers or directors, should be discovered by Coursera or Udemy that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Coursera and Udemy.
6.3. Access to Information; Confidentiality.
(a) Upon reasonable notice and subject to applicable Laws, each of Udemy and Coursera, for the purposes of performing its respective obligations under this Agreement, planning for the post-Closing integration and operation of the Combined Company or otherwise in furtherance of the consummation of the transactions contemplated hereby, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of the other party, access, during normal business hours during the period prior to the earlier of the Effective Time and the valid termination of this Agreement, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and, during such period, each of Udemy and Coursera shall, and shall cause its respective Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as such party may reasonably request. Neither Udemy nor Coursera nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties), contravene any Law or binding agreement entered into prior to the date of this Agreement or would result in the disclosure of information that is commercially sensitive (as determined in Coursera’s and Udemy’s, as applicable, reasonable discretion). The parties hereto will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b) Each of Udemy and Coursera shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 6.3(a) in confidence to the extent required by, and in accordance with, the provisions of (i) the Mutual Non-Disclosure Agreement by and between Udemy and Coursera, entered into as of November 24, 2025 (as it may be further amended, modified, or supplemented from time to time, the “Confidentiality Agreement”) and (ii) the Clean Team Agreement by and between Udemy and Coursera, entered into as of November 26, 2025 (as it may be amended, modified, or supplemented from time to time, the “Clean Team Agreement”).
(c) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give Coursera or Merger Sub, directly or indirectly, the right to control or direct the operations of Udemy or the Udemy Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Udemy, directly or indirectly, the right to control or direct the operations of Coursera or the Coursera Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Coursera, Merger Sub and Udemy shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.4. Stockholders Meetings.
(a) Each of Udemy and Coursera shall call a meeting of its stockholders (the “Udemy Meeting” and the “Coursera Meeting,” respectively) to be held as soon as reasonably practicable after the Form S-4 is declared effective, for the purpose of obtaining (1) the Requisite Coursera Vote and the Requisite Udemy Vote required in connection with this Agreement and the Merger, as applicable, and (2) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Udemy and Coursera shall use its reasonable best efforts to cause such meetings to occur on the same date and at the same time. Subject to Section 6.4(b), each of Udemy and Coursera and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of Udemy and Coursera, as applicable, the Requisite Udemy Vote and the Requisite Coursera Vote, as applicable, including by communicating to the respective stockholders of Udemy and Coursera the Udemy Board Recommendation and the Coursera Board Recommendation, respectively (and including the respective recommendation in the Joint Proxy Statement), and each of Udemy and Coursera and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Udemy Board Recommendation, in the case of Udemy, or the Coursera Board Recommendation, in the case of Coursera, (ii) fail to make the Udemy Board Recommendation, in the case of Udemy, or the Coursera Board Recommendation, in the case of Coursera, in the Joint Proxy Statement, (iii) recommend or endorse an Acquisition Proposal or publicly announce an intention to recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Udemy Board Recommendation, in the case of Udemy, or the Coursera Board Recommendation, in the case of Coursera, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the date that is two (2) Business Days prior to the Udemy Meeting or the Coursera Meeting, as applicable) after an Acquisition Proposal is made public (upon a request by the other party to do so), (v) adopt or approve an Acquisition Proposal or (vi) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”).
(b)
(i) Notwithstanding the foregoing, subject to Section 8.1 and Section 8.2, at any time prior to obtaining the Requisite Udemy Vote, the Board of Directors of Udemy, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it has received an

Udemy Superior Proposal that was not solicited, initiated, knowingly encouraged or facilitated or otherwise procured in violation of this Agreement, may make a Recommendation Change (other than under clause (v) of Section 6.4(a)), if, and only if, (A) the Board of Directors of Udemy, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that making a Recommendation Change would be required to comply with its fiduciary duties under applicable Law, (B) the Board of Directors of Udemy gives Coursera at least five (5) Business Days’ prior written notice of its intention to make a Recommendation Change, (C) in such notice Udemy has provided Coursera with a copy of all material documentation relating to such Udemy Superior Proposal, including a copy of any proposed definitive documentation, and any other material terms and conditions of such Udemy Superior Proposal (or, if not in writing, a reasonably detailed written description of such material terms and conditions thereof) and the identity of the Third Party in any such Udemy Superior Proposal or any amendment or modification thereof, (D) during such five (5) Business Day period, Udemy shall have discussed and negotiated in good faith and made Udemy’s Representatives available to discuss and negotiate in good faith (in each case to the extent Coursera desires to negotiate) with Coursera’ Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that making a Recommendation Change would no longer be required for the Board of Directors of Udemy to comply with its fiduciary duties under applicable Law (it being understood and agreed that any material amendment to any term or condition of any Udemy Superior Proposal shall require a new notice period (except that the notice period shall be shortened to three (3) Business Days)) and (E) at the end of such notice period, taking into account any such amendments or modifications to this Agreement proposed in writing by Coursera and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, the Board of Directors of Udemy determines in good faith that (1) the Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes an Udemy Superior Proposal and (2) making a Recommendation Change would still be required to comply with its fiduciary duties under applicable Law. No Recommendation Change may be made by the Board of Directors of Udemy with respect to an Udemy Superior Proposal or an Acquisition Proposal if such Udemy Superior Proposal or Acquisition Proposal was solicited, initiated, knowingly encouraged or facilitated or otherwise procured in violation of Section 6.13 in any material respect. For purposes of this Agreement, an “Udemy Superior Proposal” means any bona fide, written Acquisition Proposal (with references in the definition thereof to 25% and 75% being deemed to be replaced with references to 60% and 40%, respectively) by a Third Party, which the Board of Directors of Udemy determines in good faith after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, to be more favorable to the holders of Udemy Common Stock from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and likelihood of consummation) and this Agreement (and any changes to the terms of this Agreement proposed in writing by Coursera pursuant to this Section 6.4(b)(i))).
(ii) Notwithstanding the foregoing, subject to Section 8.1 and Section 8.2, at any time prior to obtaining the Requisite Coursera Vote, the Board of Directors of Coursera, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it has received a Coursera Superior Proposal that was not solicited, initiated, knowingly encouraged or facilitated or otherwise procured in violation of this Agreement, may make a Recommendation Change (other than under clause (v) of Section 6.4(a)) if, and only if, (A) the Board of Directors of Coursera, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that making a Recommendation Change would be required to comply with its fiduciary duties under applicable Law (including subchapter XV of the DGCL), (B) the Board of Directors of Coursera gives Udemy at least five (5) Business Days’ prior written notice of its intention to make a Recommendation Change, (C) in such notice Coursera has provided Udemy with a copy of all material documentation relating to such Coursera Superior Proposal, including a copy of any proposed definitive documentation, and any other material terms and conditions of such Coursera Superior Proposal (or, if not in writing, a reasonably detailed written description of such material terms and conditions thereof) and the identity of the Third Party in any such Coursera Superior Proposal or any amendment or modification thereof, (D) during such five (5) Business Day period, Coursera shall have discussed and negotiated in good faith and made Coursera’s Representatives available to discuss and negotiate in good faith (in each case to the extent Udemy desires to negotiate) with Udemy’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that making a Recommendation Change would no longer be required for the Board of Directors of Coursera to comply with its fiduciary duties under applicable Law (including subchapter XV of the DGCL) (it being understood and agreed that any material amendment to any term or condition of any Coursera Superior Proposal shall require a new notice period (except that the notice period shall be shortened to three (3) Business Days)) and (E) at the end of such notice period, taking into account any such amendments or modifications to this Agreement proposed in writing by Udemy and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, the Board of Directors of Coursera determines in good faith that (1) the Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Coursera Superior Proposal and (2) making a Recommendation Change would still be required to comply with its fiduciary duties under applicable Law (including subchapter XV of the DGCL). No Recommendation Change may be made by the Board of Directors of Coursera with respect to a Coursera Superior Proposal or an Acquisition Proposal if such Coursera Superior Proposal or Acquisition Proposal was solicited, initiated, knowingly encouraged or facilitated or otherwise procured in violation of Section 6.13 in any material respect. For purposes of this Agreement, a “Coursera Superior Proposal” means any bona fide, written Acquisition Proposal (with references in the definition thereof to 25% and 75% being deemed to be replaced with references to 60% and 40% respectively) by a Third Party, which the Board of Directors of Coursera determines in good faith after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, to be more favorable than the Merger in accordance with the requirements of its fiduciary duties under applicable Law (including subchapter XV of the DGCL), taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and likelihood of consummation) and this Agreement (and any changes to the terms of this Agreement proposed in writing by Udemy pursuant to this Section 6.4(b)(ii))).
(iii) Notwithstanding the foregoing, subject to Section 8.1 and Section 8.2, other than in connection with an Udemy Superior Proposal (which shall be governed by Section 6.4(b)(i)), at any time prior to obtaining the Requisite Udemy Vote, the Board of Directors of Udemy may, in response to an Udemy Intervening Event, make a Recommendation Change described in clauses (i) or (ii) of Section 6.4(a), if, and only if, (A) the Board of Directors of Udemy, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that making a Recommendation Change would be required to comply with its fiduciary duties under applicable Law, (B) the Board of Directors of Udemy gives Coursera at least five (5) Business Days’ prior written notice of its intention to make a Recommendation Change (under clauses (i) or (ii) of Section 6.4(a)), which notice shall specify the facts and circumstances providing the basis of the Udemy Intervening Event and for the determination by the Board of Directors of Udemy to make a Recommendation Change under clauses (i) or (ii) of Section 6.4(a) in reasonable detail, (C) during such five (5) Business Day period, Udemy shall have discussed and negotiated in good faith and made Udemy’s Representatives available to discuss and negotiate in good faith (in each case to the extent Coursera desires to negotiate) with Coursera’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that making a Recommendation Change would no longer be required for the Board of Directors of Udemy to comply with its fiduciary duties under applicable Law (it being understood that any material change to the relevant facts and circumstances with respect to the Udemy Intervening Event shall require a new notice period (except that the notice period shall be shortened to three (3) Business Days) and (D) at the end of such notice period, taking into account any such amendments or modifications to this Agreement agreed to in writing by Coursera and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, the Board of Directors of Udemy determines in good faith that making a Recommendation Change would still be required to comply with its fiduciary duties under applicable Law, in which event the Board of Directors of Udemy may communicate the basis for its lack of recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto solely to the extent required by Law. For purposes of this Agreement, an “Udemy Intervening Event” means any material event or circumstance first occurring or arising after the date of this Agreement and prior to obtaining the Requisite Udemy Vote if and only if such event or circumstance was neither known nor reasonably foreseeable to the Board of Directors of Udemy as of or prior to the date of this Agreement; provided that in no event shall the following events or circumstances constitute an Udemy Intervening Event: (1) the receipt, existence or terms of an Acquisition Proposal or (2) changes in the market price or trading volume of the Udemy Common Stock or the Coursera

Common Stock or the fact that Udemy or Coursera meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period (it being understood that the underlying cause of any of the foregoing in this clause (2) may be considered and taken into account).
(iv) Notwithstanding the foregoing, subject to Section 8.1 and Section 8.2, other than in connection with a Coursera Superior Proposal (which shall be governed by Section 6.4(b)(ii)), at any time prior to obtaining the Requisite Coursera Vote, the Board of Directors of Coursera may, in response to a Coursera Intervening Event, make a Recommendation Change described in clauses (i) or (ii) of Section 6.4(a) if, and only if, (A) the Board of Directors of Coursera, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that making a Recommendation Change would be required to comply with its fiduciary duties under applicable Law (including subchapter XV of the DGCL), (B) the Board of Directors of Coursera gives Udemy at least five (5) Business Days’ prior written notice of its intention to make a Recommendation Change (under clauses (i) or (ii) of Section 6.4(a)), which notice shall specify the facts and circumstances providing the basis of the Coursera Intervening Event and for the determination by the Board of Directors of Coursera to make a Recommendation Change under clauses (i) or (ii) of Section 6.4(a) in reasonable detail, (C) during such five (5) Business Day period, Coursera shall have discussed and negotiated in good faith and made Coursera’s Representatives available to discuss and negotiate in good faith (in each case to the extent Udemy desires to negotiate) with Udemy’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that making a Recommendation Change would no longer be required for the Board of Directors of Coursera to comply with its fiduciary duties under applicable Law (including subchapter XV of the DGCL) (it being understood that any material change to the relevant facts and circumstances with respect to the Coursera Intervening Event shall require a new notice period (except that the notice period shall be shortened to three (3) Business Days) and (D) at the end of such notice period, taking into account any such amendments or modifications to this Agreement agreed to in writing by Udemy and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, the Board of Directors of Coursera determines in good faith that making a Recommendation Change would still be required to comply with its fiduciary duties under applicable Law (including subchapter XV of the DGCL), in which event the Board of Directors of Coursera may communicate the basis for its lack of recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto solely to the extent required by Law. For purposes of this Agreement, a “Coursera Intervening Event” means any material event or circumstance first occurring or arising after the date of this Agreement and prior to obtaining the Requisite Coursera Vote if and only if such event or circumstance was neither known nor reasonably foreseeable to the Board of Directors of Coursera as of or prior to the date of this Agreement; provided that in no event shall the following events or circumstances constitute a Coursera Intervening Event: (1) the receipt, existence or terms of an Acquisition Proposal, or (2) changes in the market price or trading volume of the Coursera Common Stock or the Udemy Common Stock or the fact that Coursera or Udemy meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period (it being understood that the underlying cause of any of the foregoing in this clause (2) may be considered and taken into account).
(c) Except as required by Law or as Udemy and Coursera may mutually agree, neither Udemy nor Coursera shall adjourn or postpone the Udemy Meeting or the Coursera Meeting beyond the date on which the Udemy Meeting or the Coursera Meeting, as the case may be, was (or was required to be) originally scheduled; provided that Udemy and Coursera shall:
(i) be permitted to adjourn or postpone its own stockholder meeting (i.e., the Udemy Meeting or the Coursera Meeting, as the case may be), if (A) as of the time for which such meeting is originally scheduled there are insufficient shares of Udemy Common Stock or Coursera Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (B) in the case of the Udemy Meeting, the Board of Directors of Udemy has made a Recommendation Change and, in the case of the Coursera Meeting, the Board of Directors of Coursera has made a Recommendation Change, (C) required by applicable Law, (D) necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required by applicable Law is disclosed to the holders of shares of Udemy Common Stock or Coursera Common Stock or (E) a change to the method or structure of effecting the combination of Udemy and Coursera is to be effected pursuant to Section 6.15;

provided, further, that in no event shall Udemy or Coursera adjourn or postpone the Udemy Meeting or the Coursera Meeting, as applicable, pursuant to this clause (i) more than two (2) times or by more than forty-five (45) calendar days in the aggregate with respect to all such adjournments or proposals; and
(ii) at Udemy’s request, cause to be adjourned or postponed the Coursera Meeting, or at Coursera’s request, cause to be adjourned or postponed the Udemy Meeting, if (A) the Board of Directors of the non-requesting party has made a Recommendation Change, (B) reasonably necessary to obtain the Requisite Udemy Vote or the Requisite Coursera Vote, as the case may be or (C) a change to the method or structure of effecting the combination of Udemy and Coursera is to be effected pursuant to Section 6.15; provided, further, that in no event shall Udemy or Coursera be obligated to adjourn or postpone the Udemy Meeting or the Coursera Meeting, as applicable, pursuant to this clause (ii) more than two (2) times or by more than forty-five (45) calendar days, in the aggregate with respect to all such adjournments or proposals;
provided, however, that, if either the Udemy Meeting or the Coursera Meeting, as the case may be, is adjourned or postponed pursuant to either the foregoing clause (i) or (ii), the other of the Udemy Meeting or the Coursera Meeting, as the case may be, may be correspondingly adjourned or postponed and such adjournment or postponement shall not affect the aggregate time limits contemplated by the foregoing clause (i) or (ii).
(d) Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) Udemy shall, as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and, subject to Section 6.4(c), within thirty (30) Business Days after the Joint Proxy Statement is mailed to the stockholders of Udemy, hold the Udemy Meeting for the purpose of submitting this Agreement for adoption by the stockholders of Udemy at the Udemy Meeting and (y) Coursera shall, as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and, subject to Section 6.4(c), within thirty (30) Business Days after the Joint Proxy Statement is mailed to the stockholders of Coursera, hold the Coursera Meeting for the purpose of submitting the Share Issuance and Charter Amendment for approval by the stockholders of Coursera at the Coursera Meeting, and nothing contained herein shall be deemed to relieve either Udemy or Coursera, as applicable of such obligation.
6.5. Reasonable Best Efforts. Subject in all respects to Section 6.1 of this Agreement, each of Udemy and Coursera shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement; and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any third party (other than Governmental Entities) that is required to be obtained by Udemy or Coursera or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement; provided that clause (b) of this Section 6.5 shall not require any party to (i) make any material payment or provide any material value or other material consideration (including increased or accelerated payments) or (ii) incur any material liability; provided, further, that a party shall reasonably consult with the other parties to this Agreement before making any such material payment, providing any such material value or other material consideration or incurring any such material liability.
6.6. Stock Exchange Listing and Delisting. Coursera shall use its reasonable best efforts to cause the shares of Coursera Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Udemy shall cooperate with Coursera and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of The Nasdaq Stock Market (“Nasdaq”) to enable the delisting by the Surviving Entity of the shares of Udemy Common Stock from Nasdaq and the deregistration of the shares of Udemy Common Stock under the Exchange Act as promptly as practicable after the Effective Time.
6.7. Employee Benefit Plans.
(a) The Combined Company agrees that, for the period from the Effective Time through the first anniversary thereof (or such shorter period during which an applicable employee is employed), each employee of either Coursera or Udemy as of immediately prior to the Effective Time will receive (i) an annual base salary or base wage rate that is not less than that provided as of immediately prior to the Effective Time and (ii) severance benefits and protections in the event of an applicable qualifying termination according to the terms set forth in Section 6.7(a) of the Coursera Disclosure Letter. The Combined Company agrees to honor in accordance with their terms all Udemy Benefit Plans and Coursera Benefit Plans (subject to Section 6.7(c)). In order to further an orderly transition and integration, Udemy and Coursera shall cooperate in good faith in reviewing, evaluating and analyzing the Udemy Benefit Plans and Coursera Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the Udemy Benefit Plans or Coursera Benefit Plans, as applicable, that will apply with respect to employees of the Combined Company and its Subsidiaries after the Effective Time (collectively, the “New Benefit Plans”), and the Combined Company shall use its commercially reasonable efforts to cause the New Benefit Plans, to the extent permitted by applicable Law, to (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by Udemy Benefit Plans, on the one hand, and those covered by Coursera Benefit Plans, on the other hand, at the Effective Time. Until such time as the New Benefit Plans are determined and/or established, the legacy Coursera employees will participate in Coursera Benefit Plans and the legacy Udemy employees will participate in Udemy Benefit Plans in accordance with their applicable terms including eligibility, in each case while employed by the Combined Company and its Subsidiaries and subject to the terms of such plans, and it is understood and agreed that participation in New Benefit Plans may commence on different dates following the Effective Time for different plans.
(b) With respect to any New Benefit Plans in which any employees of Udemy or Coursera (or their respective Subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, the Combined Company shall use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Benefit Plans in which such employees first become eligible to participate after the Effective Time, except to the extent such preexisting conditions, exclusions or waiting periods would apply under the analogous Udemy Benefit Plan or Coursera Benefit Plan, as the case may be, (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under an Udemy Benefit Plan or Coursera Benefit Plan (to the same extent that such credit was given under the analogous Udemy Benefit Plan or Coursera Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plans in which such employees first become eligible to participate after the Effective Time, and (iii) recognize all service of such employees with Udemy or Coursera, as applicable, and their respective Subsidiaries (and any predecessor entities), for all purposes in any New Benefit Plan in which such employees first become eligible to participate after the Effective Time to the same extent that such service was taken into account under the analogous Udemy Benefit Plan or Coursera Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accrual under any defined benefit pension plan, (C) for purposes of any benefit plan that provides retiree welfare benefits, or (D) to any benefit plan that is a frozen plan or provides grandfathered benefits.
(c) For the period from the Effective Time through the first anniversary of the Effective Time, the Combined Company shall honor and continue in effect the flexible work arrangement policy of both Udemy and Coursera and their respective Subsidiaries, as in effect as of the date of this Agreement, for all legacy employees of Udemy or Coursera and their respective Subsidiaries, as applicable.
(d) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Udemy or Coursera or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, the Combined Company, Coursera, Udemy or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, the Combined Company, Coursera, Udemy or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Udemy or Coursera or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Coursera Benefit Plan, Udemy Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Coursera or any Coursera Subsidiary (or, after the Effective Time, the Combined Company or any of its Subsidiaries) or their respective affiliates to amend, modify or terminate any particular Coursera Benefit Plan, Udemy Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Udemy or Coursera or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.8. Certain Tax Matters. (i) Udemy shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain (x) the Company Tax Opinion and (y) any opinion(s) of counsel required by the SEC to be issued regarding the U.S. federal income tax treatment of the Merger in connection with the declaration of effectiveness of the Registration Statement by the SEC, and (ii) each of Udemy, Coursera and Merger Sub shall, and shall cause each of its respective Subsidiaries to, use reasonable best efforts to execute and deliver a customary tax representation letter to the Company Tax Counsel and any other relevant counsel, which letter shall include the representations referred to in Section 7.2(d) and such other representations as may be necessary or appropriate for such counsel to deliver its opinion(s) with respect to the U.S. federal income tax treatment of the Merger as of the date of the Joint Proxy Statement or the Form S-4, if required, and as of the Closing Date, in form and substance reasonably satisfactory to such counsel.
6.9. Indemnification; Directors’ and Officers’ Insurance.
(a) From and after the Effective Time, the Combined Company shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the maximum extent permitted by applicable Law, such persons that are indemnified on the date of this Agreement by Udemy pursuant to the Udemy Certificate of Incorporation, the Udemy Bylaws, the governing or organizational documents of any Udemy Subsidiary and any indemnification agreements as in effect at the date hereof and disclosed in Section 6.9(a) of the Udemy Disclosure Letter (in each case, when acting in such capacity) (collectively, the “Udemy Indemnified Parties”) and such persons that are indemnified on the date of this Agreement by Coursera pursuant to the Coursera Certificate of Incorporation, the Coursera Bylaws, the governing or organizational documents of any Coursera Subsidiary and any indemnification agreements as in effect on the date hereof and disclosed in Section 6.9(a) of the Coursera Disclosure Letter (in each case, when acting in such capacity) (collectively, the “Coursera Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of Udemy or any Udemy Subsidiary, or of Coursera or any Coursera Subsidiary, and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, any Udemy Indemnified Party or Coursera Indemnified Party, to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b) For a period of six (6) years after the Effective Time, the Combined Company shall cause to be maintained in effect insurance coverage equivalent to the coverage under the current policies of directors’ and officers’ liability insurance maintained by Udemy as of the date hereof (provided that the Combined Company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Combined Company shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by Udemy for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Combined Company shall cause to be maintained policies of insurance which, in the Combined Company’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Udemy may, or at Coursera’s request shall, obtain at or prior to the Effective Time a six (6)-year “tail” policy under Udemy’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.
(c) The provisions of this Section 6.9 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Udemy Indemnified Party and his or her heirs and Representatives. If the Combined Company, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other person or engages in any similar transaction, then in each such case, the Combined Company or the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Combined Company or the Surviving Entity, as applicable, will expressly assume the obligations set forth in this Section 6.9.
6.10. Advice of Changes. Udemy and Coursera shall each, on or before the Closing Date, promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Sections 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.11. Stockholder Litigation. Udemy and Coursera shall give each other prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation. Udemy and Coursera shall give each other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation and will in good faith take such comments into account. Neither Udemy nor Coursera shall agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that, without limiting the foregoing, each party shall use reasonable best efforts so that any settlement of any such litigation includes a full release of the other party and its affiliates and does not impose any material injunction or other material equitable relief after the Effective Time upon the Combined Company, the Surviving Entity or any of their respective affiliates.
6.12. Corporate Governance; Headquarters; Other Matters.
(a) Prior to the Effective Time, Coursera shall take all action necessary to cause the Board of Directors of the Combined Company to consist, as of the Effective Time, of nine (9) directors (i) six (6) of whom shall be persons designated by Coursera from among the current directors of Coursera as of the date hereof (each a “Coursera Director Designee”), which shall include the Chairman of the Board of Directors of Coursera and the Chief Executive Officer of Coursera, and (ii) three (3) of whom shall be persons designated by Udemy from among the current directors of Udemy as of the date hereof (each an “Udemy Director Designee” and together with the Coursera Director Designees, the “Director Designees). Each of the Udemy Director Designees shall meet the independence standards of the NYSE. Each Coursera Director Designee shall remain in the same classes of the Board of Directors of the Combined Company in which such Coursera Director Designee currently serves, and the Udemy Director Designees shall be allocated to serve in the classes of the Board of Directors of the Combined Company as determined by the Board of Directors of Coursera so that the classes shall be nearly equal in number as possible.
(b) The initial composition of the Audit Committee, the Leadership, Diversity, Equity, Inclusion, and Compensation Committee and the Nominating and Corporate Governance Committee of the Board of Directors of the Combined Company, respectively, shall be determined by the Board of Directors of the Combined Company.
(c) Effective as of the Effective Time, (i) the Chairman of the Board of Directors of Coursera shall serve as Chairman of the Board of Directors of the Combined Company and (ii) the Chief Executive Officer of Coursera shall serve as the Chief Executive Officer of the Combined Company.
(d) The name of the Combined Company as of the Effective Time shall be “Coursera, Inc.”
(e) As of the Effective Time, the headquarters of the Combined Company shall be located in the San Francisco Bay Area.
(f) The parties agree that provision of charitable contributions and community support in their respective service areas serves a number of their important corporate goals. From and after the Effective Time, the Combined Company taken as a whole intend to continue to provide charitable contributions and community support at levels substantially comparable to the levels of charitable contributions and community support provided, directly or indirectly, by Udemy and Coursera within their respective service areas prior to the Effective Time.
6.13. Acquisition Proposals.
(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, Udemy agrees that it will not, and will cause each of its Subsidiaries and its and their respective directors and officers not to, and shall not permit its and their other respective Representatives, and shall cause the Udemy Significant Stockholders and their respective officers and directors not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries, offers or proposals, or the making, submission or announcement of any inquiry, offer or proposal which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) engage or participate in any negotiations with any person in connection with or concerning an Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person in connection with or relating to an Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to an Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Udemy Vote, Udemy receives a bona fide written Acquisition Proposal not solicited in violation of this Section 6.13(a) that the Board of Directors of Udemy, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith constitutes an Udemy Superior Proposal or could reasonably be expected to lead to an Udemy Superior Proposal, Udemy may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in and facilitate such negotiations or discussions with the person making the Acquisition Proposal and such person’s Representatives if the Board of Directors of Udemy concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that taking such actions would be required to comply with its fiduciary duties under applicable Law; provided that, (I) prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, Udemy shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party, and shall otherwise permit such party to comply with its obligations herein and (II) Udemy also provides to Coursera, prior to or substantially concurrently with the time such information is provided or made available to such person or its Representatives, any non-public information furnished to such other person or its Representatives that was not previously furnished to Coursera. Without limiting the foregoing, Udemy shall promptly (and in any event within 24 hours after such determination) inform Coursera in writing if Udemy determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.13(a). Udemy will, and will cause its Representatives and the Udemy Significant Stockholders and their respective officers and directors to, immediately cease and cause to be terminated any activities, discussions or negotiations with any person other than Coursera with respect to any Acquisition Proposal, and immediately (within one (1) Business Day of the date hereof) (1) request the return or destruction of any confidential information previously delivered to any such person pursuant to the terms of any confidentiality agreement to the extent provided by such agreement and (2) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by any such person and its Representatives.
(b) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, Coursera agrees that it will not, and will cause each of its Subsidiaries and its and their respective directors and officers not to, and shall not permit its and their other respective Representatives, and shall cause the Coursera Significant Stockholders and their respective officers and directors not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries, offers or proposals, or the making, submission or announcement of any inquiry, offer or proposal which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) engage or participate in any negotiations with any person in connection with or concerning an Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person in connection with or relating to an Acquisition Proposal, or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to an Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Coursera Vote, Coursera receives a bona fide written Acquisition Proposal not solicited in violation of this Section 6.13(b) that the Board of Directors of Coursera, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith constitutes a Coursera Superior Proposal or could reasonably be expected to lead to a Coursera Superior Proposal, Coursera may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in and facilitate such negotiations or discussions with the person making the Acquisition Proposal and such person’s Representatives if the Board of Directors of Coursera concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that taking such actions would be required to comply with its fiduciary duties under applicable Law (including subchapter XV of the DGCL); provided that, (I) prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, Coursera shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party, and shall otherwise permit such party to comply with its obligations herein and (II) Coursera also provides to Udemy, prior to or substantially concurrently with the time such information is provided or made available to such person or its Representatives, any non-public information furnished to such other person or its Representatives that was not previously furnished to Udemy. Without limiting the foregoing, Coursera shall promptly (and in any event within 24 hours after such determination) inform Udemy in writing if Coursera determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.13(b). Coursera will, and will cause its Representatives and the Coursera Significant Stockholders and their respective officers and directors to, immediately cease and cause to be terminated any activities, discussions or negotiations with any person other than Udemy with respect to any Acquisition Proposal, and immediately (within one (1) Business Day of the date hereof) (1) request the return or destruction of any confidential information previously delivered to any such person pursuant to the terms of any confidentiality agreement to the extent provided by such agreement and (2) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by any such person and its Representatives.
(c) Each party will promptly (within twenty-four (24) hours) advise the other party following receipt by any director or officer of such party or by any of such party’s Subsidiaries, or its or their respective Representatives, of any Acquisition Proposal or any inquiry, request for nonpublic information, offer or proposal (written or oral) which could reasonably be expected to lead to an Acquisition Proposal. Such notice shall include the substance of such Acquisition Proposal, inquiry or request (including the terms and conditions of and the identity of the person making such inquiry, request or Acquisition Proposal or the nature of the information requested, as applicable), and such party will provide the other party with an unredacted copy of any such written Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry, request or Acquisition Proposal (or, if such Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof), and will keep the other party apprised on a prompt and current basis of any related material developments, discussions and negotiations, including any actual or proposed amendments to or revisions of the terms of such inquiry, request or Acquisition Proposal (other than actual or proposed amendments or revisions that are immaterial in all respects, with any actual or proposed amendments or revisions with respect to economic terms being deemed material for this purpose). Each party shall enforce any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreements to which it or any of its Subsidiaries is or becomes a party in accordance with the terms thereof; provided that, if a party’s Board of Directors determines in good faith after consultation with such party’s outside legal counsel, that waiving a particular standstill provision, or other provision with similar effect, would be required to comply with its fiduciary duties under applicable Law, such party may, with written notice to the other parties to this Agreement, waive such standstill provision, or other provision with similar effect, solely to the extent necessary to permit the applicable person (if it has not been solicited in breach of this Section 6.13) to make, on a confidential basis to such party’s Board of Directors, an Acquisition Proposal, conditioned upon such person agreeing, if required, to disclosure of such Acquisition Proposal to the other parties to this Agreement, in each case as contemplated by this Section 6.13. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to Udemy or Coursera, as applicable, other than the Merger, any offer or proposal or any third-party indication of interest, by or on behalf of any person (or group of persons) other than Udemy or Coursera, as applicable (such person (or group of persons), a “Third Party”), relating to (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party (or its affiliates) beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, which would, in the case of this clause (iii), result in the stockholders of such party prior to such transaction ceasing to own at least seventy-five percent (75%), directly or indirectly, of such party or its applicable Subsidiaries.
(d) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.14. Public Announcements. Udemy and Coursera agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that, without limiting Section 6.4, no public release or announcement or other public statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable Law or the rules or regulations of any stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, (b) for releases, announcements or statements made to announce a Recommendation Change, (c) in connection with any dispute between or among the parties regarding this Agreement or the transactions contemplated hereby or (d) for a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party in accordance with this Agreement, including in investor conference calls, interviews, SEC Filings, Q&As or other publicly disclosed documents, in each case under this clause (d), to the extent such disclosure is still accurate. Nothing in this Section 6.14 shall limit the ability of any party to make internal announcements to its respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.
6.15. Change of Method. At any time prior to the Effective Time, (a) upon the mutual written agreement of Udemy and Coursera if and to the extent they both deem such change to be necessary, appropriate or desirable, Udemy and Coursera shall be empowered to, or (b) if reasonably necessary to cause the combination of Udemy and Coursera to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, as mutually determined by Company Tax Counsel and Wachtell, Lipton, Rosen & Katz in good faith, Udemy and Coursera shall use reasonable best efforts to, change the method or structure of effecting the combination of Udemy and Coursera (including the provisions of Article I) to a merger of a direct wholly owned corporate subsidiary of Coursera with and into Udemy, with Udemy surviving such merger as a wholly owned subsidiary of Coursera, followed by a merger of Udemy with and into a second, direct wholly owned limited liability company subsidiary of Coursera, with the second wholly owned subsidiary of Coursera surviving such merger (together, the “Two-Step Merger”, and such election or obligation (as applicable) described in clause (a) or (b), a “Restructuring Election”). If a Restructuring Election is applicable, Coursera and Udemy shall take all action necessary, and cooperate in good faith, to effect such Restructuring Election, including by making effective amendments to this Agreement (including the provisions of Article I) and to the Form S-4 and revising any filings with Governmental Authorities, in each case, to the extent necessary in connection therewith; provided, however, that no Restructuring Election may be effective if it would (i) alter or change the Exchange Ratio or the number of shares of Coursera Common Stock received by holders of shares of Udemy Common Stock in exchange for each share of Udemy Common Stock, except any change where the economic benefits that are intended to accrue to Coursera’s stockholders and Udemy’s stockholders pursuant to the terms of this Agreement and the transactions contemplated hereby are identical in all but de minimis respects, (ii) adversely affect the Tax treatment of Coursera’s stockholders or Udemy’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Udemy, Coursera, the Combined Company or their respective Subsidiaries pursuant to this Agreement in any material respect or otherwise impose any unreimbursed and incremental material costs on Udemy, Coursera, the Combined Company or any of their respective Subsidiaries, as applicable, or (iv) reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement or delay the consummation of such transactions beyond the Termination Date. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.16. Takeover Statutes. None of Udemy, Coursera, Merger Sub or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, the Udemy Voting Agreement, the Coursera Voting Agreement or the transactions contemplated thereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger, the Udemy Voting Agreement, the Coursera Voting Agreement and the transactions contemplated thereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the Merger, the Udemy Voting Agreement, the Coursera Voting Agreement and the transactions contemplated thereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the Merger, the Udemy Voting Agreement, the Coursera Voting Agreement and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger, the Udemy Voting Agreement, the Coursera Voting Agreement and the transactions contemplated thereby, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.17. Exemption from Liability Under Section 16(b). Udemy and Coursera agree that, in order to most effectively compensate and retain the officers and directors of Udemy subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Udemy Insiders”), both prior to and after the Effective Time, it is desirable that Udemy Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Udemy Common Stock into shares of Coursera Common Stock in the Merger and the conversion of Udemy Equity Awards into corresponding Coursera Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.17. Udemy shall deliver to Coursera in a reasonably timely fashion prior to the Effective Time accurate information regarding the Udemy Insiders, and the Boards of Directors of Udemy, Coursera, and the Combined Company, as applicable, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Udemy) any dispositions of Udemy Common Stock or Udemy Equity Awards by the Udemy Insiders, and (in the case of Coursera) any acquisitions of Coursera Common Stock or Coursera Equity Awards by any Udemy Insiders who, immediately following the Merger, will be officers or directors of the Combined Company subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.
6.18. Merger Sub Approval. Promptly following the execution of this Agreement, Coursera shall take all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Merger, to be adopted by the sole stockholder of Merger Sub.
6.19. Payoff of Udemy Credit Agreement. Udemy shall deliver all notices and take other actions within its power required to facilitate the termination of commitments in respect of that certain Credit Agreement, dated as of May 30, 2025, among Udemy, as the borrower, the Subsidiaries of Udemy party thereto from time to time, the lenders party thereto from time to time, the issuing banks party thereto from time to time, and Citibank, N.A., as the administrative agent (as amended or otherwise modified, the “Udemy Credit Agreement”), repayment in full of all obligations in respect of the Udemy Credit Agreement (except for customary surviving obligations) and the release of any Liens and guarantees in connection therewith, in each case on the Closing Date. Udemy shall use reasonable best efforts to furnish to Coursera, no later than five (5) Business Days prior to the Closing Date, a customary payoff letter (including customary Lien and guarantee release documents) with respect to the Udemy Credit Agreement (a “Payoff Letter”) in form and substance reasonably satisfactory to Coursera from all financial institutions and other Persons to which the Indebtedness under the Udemy Credit Agreement is owed, or the applicable agent, trustee or other representative on behalf of such Persons, which Payoff Letter shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to the Udemy Credit Agreement as of the Closing Date (the “Payoff Amount”) and (y) state that all obligations (including guarantees) in respect thereof (except for customary surviving obligations) and Liens in connection therewith on the assets of any of Udemy or its Subsidiaries shall be, substantially concurrently with the receipt of the applicable Payoff Amount on the Closing Date by the Persons holding such Indebtedness, released.

ARTICLE VII

CONDITIONS PRECEDENT
7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a) Stockholder Approvals. (i) This Agreement shall have been adopted by the stockholders of Udemy by the Requisite Udemy Vote and (ii) the Share Issuance and the Charter Amendment shall have been approved by the stockholders of Coursera by the Requisite Coursera Vote.
(b) Listing. The shares of Coursera Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.
(c) Regulatory Approvals. (i) Any applicable waiting period (or extension thereof) under the HSR Act, and any commitment by the parties (if any) not to consummate the Merger before a certain date under a timing agreement with a Governmental Entity shall have expired or been terminated; and (ii) all other Requisite Regulatory Approvals shall have been obtained or given and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.
(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition enjoining or preventing the consummation of the Merger shall be in effect. No Law, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger.
7.2. Conditions to Obligations of Udemy. The obligation of Udemy to effect the Merger is also subject to the satisfaction, or waiver by Udemy, at or prior to the Effective Time, of the following conditions:
(a) Representations and Warranties. The representations and warranties of Coursera and Merger Sub set forth in Section 3.2(a), Section 3.3(a), Section 3.7(a) and Section 3.19 (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a) and Section 3.3(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Coursera and Merger Sub set forth in the first and last sentences of Section 3.1(a) and in Section 3.6 (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Coursera and Merger Sub set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera.
(b) Performance of Obligations of Coursera. Coursera shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.
(c) No Material Adverse Effect. Since the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Coursera.

(d) Company Tax Opinion. Udemy shall have received the opinion of Wilson Sonsini Goodrich & Rosati (or, if Wilson Sonsini Goodrich & Rosati is unable, or declines, to deliver such opinion, of such other tax counsel of nationally recognized standing reasonably acceptable to Udemy) (“Company Tax Counsel”), in form and substance reasonably satisfactory to Udemy, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Merger (or, if a Restructuring Election is effective, the Two-Step Merger) will be treated as a “reorganization” within the meaning of Section 368(a) of the Code (the “Company Tax Opinion”). In rendering the Company Tax Opinion, Company Tax Counsel may require and rely upon representations contained in certificates of officers of Udemy, Coursera and Merger Sub (and, if a Restructuring Election is effective, a second Merger Sub entity), reasonably satisfactory in form and substance to such counsel.
(e) Coursera Officer Certificate. Udemy shall have received a certificate dated as of the Closing Date and signed on behalf of Coursera by the Chief Executive Officer or the Chief Financial Officer of Coursera, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.
7.3. Conditions to Obligations of Coursera and Merger Sub. The obligation of Coursera and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Coursera, at or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of Udemy set forth in Section 4.2(a), Section 4.3(a), Section 4.7(a) and Section 4.19 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a) and Section 4.3(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Udemy set forth in the first and last sentences of Section 4.1(a) and in Section 4.6 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Udemy set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy.
(b) Performance of Obligations of Udemy. Udemy shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.
(c) No Material Adverse Effect. Since the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Udemy.
(d) Udemy Officer Certificate. Coursera shall have received a certificate dated as of the Closing Date and signed on behalf of Udemy by the Chief Executive Officer or the Chief Financial Officer of Udemy, certifying to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.
ARTICLE VIII

TERMINATION AND AMENDMENT
8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time (with any termination by Coursera also being an effective termination by Merger Sub):
(a) by mutual written consent of Udemy and Coursera;

(b) by either Udemy or Coursera if any court or Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been a principal cause of the issuance of such order, injunction, decree, other legal restraint or prohibition and such action or failure to act constitutes a breach of this Agreement;
(c) by either Udemy or Coursera if the Merger shall not have been consummated on or before December 17, 2026 (the “Termination Date”); provided, however, that (i) if, on the Termination Date, all of the conditions to Closing set forth in Article VII shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing but subject to those conditions being capable of being satisfied) other than the conditions set forth in Section 7.1(c) or Section 7.1(e) (to the extent any such order, injunction, decree or legal restraint is in respect of, or any such Law is, the HSR Act or any other Competition Law), then the Termination Date shall be automatically extended to March 17, 2027, and if so extended, such date shall be the “Termination Date;” (ii) if, on the Termination Date, as extended, all of the conditions to Closing set forth in Article VII shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing but subject to those conditions being capable of being satisfied) other than the conditions set forth in Section 7.1(c) or Section 7.1(e) (to the extent any such order, injunction, decree or legal restraint is in respect of, or any such Law is, the HSR Act or any other Competition Law), then the Termination Date shall be automatically further extended to June 17, 2027, and if so extended, such date shall be the “Termination Date” and (iii) the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been a principal cause of the failure of the Closing to occur by the Termination Date and such action or failure to act constitutes a breach of this Agreement; provided, further, that the Termination Date may be extended upon the mutual written agreement of Coursera and Udemy;
(d) by Coursera, in the event that (i) Coursera is not then in material breach of this Agreement and (ii) there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Udemy, which breach or failure to be true, either individually or in the aggregate with all other breaches by Udemy (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.3, which is not cured by Udemy before the earlier of (x) the Business Day prior to the Termination Date and (y) the thirtieth (30th) calendar day following receipt of written notice from Coursera to Udemy, or by its nature or timing cannot be cured during such period;
(e) by Udemy, in the event that (i) Udemy is not then in material breach of this Agreement and (ii) there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Coursera, which breach or failure to be true, either individually or in the aggregate with all other breaches by Coursera (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, which is not cured by Coursera before the earlier of (x) the Business Day prior to the Termination Date and (y) the thirtieth (30th) calendar day following receipt of written notice from Udemy to Coursera, or by its nature or timing cannot be cured during such period;
(f) by either Udemy or Coursera if (i) the Udemy Meeting (including any adjournments or postponements thereof, in each case in accordance with Section 6.4) shall have concluded and the Requisite Udemy Vote shall not have been obtained or (ii) the Coursera Meeting (including any adjournments or postponements thereof, in each case in accordance with Section 6.4) shall have concluded and the Requisite Coursera Vote shall not have been obtained;
(g) by Coursera, at any time prior to obtaining the Requisite Udemy Vote, if (i) Udemy or the Board of Directors of Udemy shall have made a Recommendation Change or (ii) there has been a breach by Udemy (including by the Board of Directors of Udemy) of its obligations under Sections 6.4 or 6.13(a) in any material respect; or
(h) by Udemy, at any time prior to obtaining the Requisite Coursera Vote, if (i) Coursera or the Board of Directors of Coursera shall have made a Recommendation Change or (ii) there has been a breach by Coursera (including by the Board of Directors of Coursera) of its obligations under Sections 6.4 or 6.13(b) in any material respect.

8.2. Effect of Termination.
(a) In the event of the valid termination of this Agreement by either Udemy or Coursera as provided in Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith become void and have no effect, and none of Udemy, Coursera, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) the Confidentiality Agreement, the Clean Team Agreement, Section 6.3(b), Section 6.14, this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Udemy nor Coursera shall be relieved or released from any liabilities or damages arising out of its intentional (and not reckless) fraud or Willful Breach of any provision of this Agreement. For purposes of this Agreement, “Willful Breach” means, with respect to any party, a breach or failure to perform that is the consequence of an intentional act or intentional omission of such party with the knowledge that such act or omission would, or would be reasonably expected to, cause a material breach of this Agreement.
(b)
(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Coursera or shall have been made directly to the stockholders of Coursera or any person shall have publicly announced an Acquisition Proposal (and not withdrawn at least two (2) Business Days prior to the Coursera Meeting), in each case with respect to Coursera and (A) thereafter (x) this Agreement is terminated by either Udemy or Coursera pursuant to Section 8.1(c) without the Requisite Coursera Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or, with respect to those conditions that by their nature can only be satisfied at the Closing, were capable of being satisfied as of the date of such termination), or (y) this Agreement is terminated by Udemy pursuant to Section 8.1(e) or either Udemy or Coursera pursuant to Section 8.1(f)(ii) and (B) prior to the date that is twelve (12) months after the date of such termination, Coursera enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Coursera shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Udemy, by wire transfer of same-day funds, a fee equal to $40,500,000 (the “Termination Fee”); provided that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”
(ii) In the event that this Agreement is terminated by Udemy pursuant to Section 8.1(h), or is terminated by Coursera or Udemy pursuant to Section 8.1(f)(ii) at such time as Udemy was entitled to terminate this Agreement pursuant to Section 8.1(h), then Coursera shall pay Udemy, by wire transfer of same-day funds, the Termination Fee within two (2) Business Days of the date of termination.
(c)
(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Udemy or shall have been made directly to the stockholders of Udemy or any person shall have publicly announced an Acquisition Proposal (and not withdrawn at least two (2) Business Days prior to the Udemy Meeting), in each case with respect to Udemy and (A) thereafter (x) this Agreement is terminated by either Udemy or Coursera pursuant to Section 8.1(c) without the Requisite Udemy Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or, with respect to those conditions that by their nature can only be satisfied at the Closing, were capable of being satisfied as of the date of such termination), or (y) this Agreement is terminated by Coursera pursuant to Section 8.1(d) or either Udemy or Coursera pursuant to Section 8.1(f)(i) and (B) prior to the date that is twelve (12) months after the date of such termination, Udemy enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Udemy shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Coursera, by wire transfer of same-day funds, the Termination Fee; provided that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”
(ii) In the event that this Agreement is terminated by Coursera pursuant to Section 8.1(g), or is terminated by Coursera or Udemy pursuant to Section 8.1(f)(i) at such time as Coursera was entitled to terminate this Agreement pursuant to Section 8.1(g), then Udemy shall pay Coursera, by wire transfer of same-day funds, the Termination Fee within two (2) Business Days of the date of termination.
(d) Without limiting Section 8.2(b)(ii), in the event that this Agreement (i) is terminated by Coursera or Udemy pursuant to Section 8.1(f)(ii), or (ii) is terminated pursuant to Section 8.1(b), Section 8.1(c), Section 8.1(e) or Section 8.1(f)(i) and, at such time, Udemy was entitled to terminate this Agreement pursuant to Section 8.1(f)(ii), then Coursera shall pay Udemy, by wire transfer of same-day funds, a transaction expense reimbursement of $8,000,000 within two (2) Business Days of the date of termination; provided that such reimbursement, to the extent paid, shall be credited against any Termination Fee that is payable by Coursera to Udemy pursuant to this Section 8.2.
(e) Without limiting Section 8.2(c)(ii), in the event that this Agreement (i) is terminated by Coursera or Udemy pursuant to Section 8.1(f)(i) or (ii) is terminated pursuant to Section 8.1(b), Section 8.1(c), Section 8.1(d) or Section 8.1(f)(ii) and, at such time, Coursera was entitled to terminate this Agreement pursuant to Section 8.1(f)(i), then Udemy shall pay Coursera, by wire transfer of same-day funds, a transaction expense reimbursement of $8,000,000 within two (2) Business Days of the date of termination; provided that such reimbursement, to the extent paid, shall be credited against any Termination Fee that is payable by Udemy to Coursera pursuant to this Section 8.2.
(f) Except in the case of intentional (and not reckless) fraud or a Willful Breach by Udemy or Coursera, as the case may be, which shall each be subject to Section 8.2(a), following the termination of this Agreement in accordance with its terms, the payment of the Termination Fee by Udemy or Coursera, in circumstances in which it is due pursuant to the terms of this Agreement, together with any amounts payable pursuant to Section 8.2(e) in connection therewith, shall be the sole and exclusive remedy of the other party under this Agreement. Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either Udemy or Coursera be required to pay the Termination Fee, as applicable, more than once.
(g) Each of Udemy and Coursera acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Udemy or Coursera, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee, as applicable, or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Udemy or Coursera, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.
ARTICLE IX

GENERAL PROVISIONS
9.1. Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Udemy Vote or the Requisite Coursera Vote and prior to the Effective Time; provided, however, that after the receipt of the Requisite Udemy Vote or the Requisite Coursera Vote, there may not be, without further approval of the stockholders of Udemy or Coursera, as applicable, any amendment of this Agreement that requires such further approvals under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.
9.2. Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party hereto, waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite Udemy Vote or the Requisite Coursera Vote, there may not be, without further approval of the stockholders of Udemy or Coursera, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.3. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 3.25, Section 4.25, Section 6.9, Section 9.4 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time, which obligations, covenants and agreements shall survive in accordance with their respective terms.
9.4. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of filing, printing and mailing the Joint Proxy Statement (including the SEC filing fee payable in connection thereto) and all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated hereby shall be borne equally by Coursera and Udemy (and if either party initially pays more than 50% of any such fees, the other party shall promptly reimburse such excess to such party); provided, further, that, for the avoidance of doubt, neither party shall bear or be required to pay any such filing fees and other fees payable by the other party’s stockholders. Except as set forth in Section 2.2(c), subject to the occurrence of the Closing, Coursera will pay or cause to be paid all transfer (including real estate transfer), stamp and documentary Taxes imposed on Coursera, Udemy, the Combined Company or their respective subsidiaries as a result of the consummation of the Merger.
9.5. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (unless the recipient delivers an “out of office” response or other automated notice that such e-mail transmission has been rejected or not been received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Coursera or Merger Sub, to:

Coursera, Inc.
2440 West El Camino Real, Suite 500
Mountain View, CA 94040
	Attention:	*****
	E-mail:	*****

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	David C. Karp
Ronald C. Chen
Kyle Diamond
	E-mail:	DCKarp@wlrk.com
RCChen@wlrk.com
KMDiamond@wlrk.com

and

(b)	if to Udemy, to:

Udemy, Inc.
600 Harrison Street, 3rd Floor
San Francisco, California 94107
	Attention:	*****
	E-mail:	*****

With a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
	Attention:	Remi P. Korenblit
Martin W. Korman
Lianna Whittleton
	E-mail:	RKorenblit@wsgr.com
MKorman@wsgr.com
LWhittleton@wsgr.com

9.6. Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Coursera means the actual knowledge of any of the persons listed on Section 9.6 of the Coursera Disclosure Letter, in each case, after reasonable inquiry, and the “knowledge” of Udemy means the actual knowledge of any of the persons listed on Section 9.6 of the Udemy Disclosure Letter, in each case, after reasonable inquiry. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) the term “made available” means any document or other information that was (a) provided in writing by one party or its Representatives to the other party and its Representatives at least one (1) Business Day prior to the date hereof, (b) included in the virtual data room of a party at least one (1) Business Day prior to the date hereof, or (c) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof, and (iv) the term “Business Day” means any day other than Saturday, Sunday or a U.S. federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time (or, in the case of determining a date when any payment is due, each day (other than a Saturday or Sunday) on which banks are open in New York, New York and San Francisco, California). The Coursera Disclosure Letter and the Udemy Disclosure Letter, as well as all other schedules and all exhibits hereto, shall be included in any reference to this Agreement, but only the body of this Agreement and Exhibit C incorporated by reference herein shall be considered the “agreement of merger,” as such term is used in Section 251 of the DGCL, for purposes of Title 8 of the Delaware Code.
9.7. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8. Entire Agreement. This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement and the Clean Team Agreement, constitute the entire agreement among the parties

(but only the body of this Agreement and Exhibit C incorporated by reference herein shall be considered the “agreement of merger,” as such term is used in Section 251 of the DGCL, for the purposes of Title 8 of the Delaware Code) and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9. Governing Law; Jurisdiction.
(a) This Agreement and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relate to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements, or the Merger (the “Relevant Matters”) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles that would result in the application of the Law of any other state.
(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to the Relevant Matters exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.
9.10. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF THE RELEVANT MATTERS BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11. Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (which may be withheld by such other party in its sole discretion). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.9, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto (and their respective successors and permitted assigns) any rights (legal, equitable or otherwise) or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (a) for the right of the holders of Udemy Common Stock and Udemy Equity Awards to receive the Merger Consideration pursuant to Article I following the Effective Time in accordance with the terms of this Agreement and (b) subject to Section 8.2, if either party seeks monetary damages in the event of a breach of this Agreement, such damages may include, in addition to any other damages that may be available at law or in equity, (i) in the case that Udemy seeks monetary damages, damages on behalf of holders of Udemy Common Stock and Udemy Equity Awards and (ii) in the case that Coursera seeks monetary damages, damages on behalf of holders of Coursera Common Stock and Coursera Equity Awards, which, in either case, may include damages based on the loss of the economic benefits of the Merger (including any synergies), a decrease in share value or lost premium. The rights granted pursuant to clause (b) of the preceding sentence will only be enforceable on behalf of such holders by Udemy or Coursera, as the case may be, in its sole and absolute discretion, as agent for such applicable holders and, consequently, any damages, settlements or other amounts recovered or received on behalf of such holders may be distributed to such holders, in whole or in part, or retained by Udemy or Coursera, as the case may be, in its sole and absolute discretion. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12. Specific Performance. The parties hereto agree that (a) irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and (b) the provisions of Section 8.2, including the availability of monetary damages or the Termination Fee are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance and other equitable relief and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, no party would have entered into this Agreement and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that monetary damages or another remedy at law would be adequate and (b) any requirement under any applicable Law to prove actual damages or post security or a bond as a prerequisite to obtaining equitable relief.
9.13. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14. Execution and Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a e-mail delivery of a “.pdf” or similar format data file or a third party electronic signature service, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a e-mail delivery of a “.pdf” or similar format data file or a third party electronic signature service to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a e-mail delivery of a “.pdf” or similar format data file or a third party electronic signature service as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

UDEMY, INC.

By:	/s/ Hugo Sarrazin
Name: Hugo Sarrazin
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

COURSERA, INC.

By:	/s/ Gregory M. Hart
Name: Gregory M. Hart
Title: President and Chief Executive Officer

CHESS MERGER SUB, INC.

By:	/s/ Gregory M. Hart
Name: Gregory M. Hart
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Udemy Voting Agreement

Exhibit B

Coursera Voting Agreement

Exhibit C

Charter Amendment

Exhibit D
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
of
UDEMY, INC.
ARTICLE I
The name of the corporation is Udemy, Inc. (the “Corporation”).
ARTICLE II
The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, State of Delaware 19808. The name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE IV
Section 1. The Corporation shall be authorized to issue 1,000 shares of capital stock, all of which 1,000 shares shall be shares of common stock, par value $0.00001 per share (the “Common Stock”).
Section 2. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of the Common Stock shall have one vote, and the Common Stock shall vote together as a single class.
ARTICLE V
The business and affairs of the Corporation shall be managed by or under the direction of the board of directors of the Corporation (the “Board”). Any one or more directors may be removed, with or without cause, by the vote or written consent of the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to be voted in the election of directors.
ARTICLE VI
In furtherance and not in limitation of those powers conferred by law, the Board is expressly authorized and empowered to make, alter and repeal the bylaws of the Corporation (the “Bylaws”).
ARTICLE VII
Meetings of the stockholders shall be held at such place, within or without the State of Delaware, as may be designated by, or in the manner provided in, the Bylaws or, if not so designated, at the registered office of the Corporation in the State of Delaware. Elections of directors need not be by written ballot unless and to the extent that the Bylaws so provide.
ARTICLE VIII
The Corporation reserves the right at any time or from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE IX
Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation, as the case may be, shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Section 2. Subject to any provisions in the Bylaws related to indemnification of directors of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board.
Section 3. The Corporation shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.
Section 4. Neither any amendment nor repeal of any Section of this Article IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Annex B
FORM OF COURSERA, INC. CHARTER AMENDMENT

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
COURSERA, INC.
A PUBLIC BENEFIT CORPORATION
Coursera, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:
FIRST: The name of the corporation is Coursera, Inc.
SECOND: The original certificate of incorporation of the corporation was filed with the Secretary of State of the State of Delaware on October 7, 2011 under the original name of Dkandu, Inc. and most recently amended and restated pursuant to an Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on April 5, 2021 (the “Existing Certificate”).
THIRD: In accordance with the provisions of Section 242 of the General Corporation Law, the board of directors of the Corporation duly adopted resolutions proposing to amend the Existing Certificate as set forth herein (the “Amendment”), declaring the Amendment to be advisable and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor.
FOURTH: Article IV(A) of the Existing Certificate is hereby amended and restated in its entirety to read as follows:
ARTICLE IV
A. Classes of Stock. The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is Six Hundred Ten Million (610,000,000), of which Six Hundred Million (600,000,000) shares shall be Common Stock, $0.00001 par value per share (the “Common Stock”), and of which Ten Million (10,000,000) shares shall be Preferred Stock, $0.00001 par value per share (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such Preferred Stock holders is required pursuant to the provisions established by the board of directors of the Corporation (the “Board”) in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then, except as may otherwise be set forth in the certificate of incorporation of the Corporation, as amended from time to time (this “Certificate” or “Certificate of Incorporation”), the only stockholder approval required shall be the affirmative vote of a majority of the voting power of the Common Stock and the Preferred Stock so entitled to vote, voting together as a single class.
FIFTH: At a special meeting of stockholders called and held in accordance with the provisions of the General Corporation Law, the Amendment was duly approved and adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law.
SIXTH: The Amendment shall be effective upon the filing hereof.
[Signature appears on next page]

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of this corporation on this   day of      , 2026.

COURSERA, INC.

By:
Name:	[ ]
Title:	[ ]

Annex C
EXECUTION VERSION
VOTING AGREEMENT
This VOTING AGREEMENT (this “Agreement”), dated as of December 17, 2025, is by and among Coursera, Inc., a Delaware public benefit corporation (“Coursera”), and the undersigned signatories set forth on the signature pages hereto under the heading “Udemy Stockholders” (collectively, the “Udemy Stockholders”). Coursera and the Udemy Stockholders are each sometimes referred to herein individually as a “party” and collectively as the “parties.”
W I T N E S S E T H:
WHEREAS, concurrently with the execution and delivery of this Agreement, Udemy, Inc., a Delaware corporation (“Udemy”), Coursera and Chess Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Coursera (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, each outstanding share of common stock, par value $0.00001 per share, of Udemy (the “Udemy Common Stock”) will be converted into the right to receive the Merger Consideration, as specified in the Merger Agreement;
WHEREAS, as of the date hereof, each of the Udemy Stockholders is the beneficial or record owner of such number of shares of Udemy Common Stock set forth opposite such Udemy Stockholder’s name on Exhibit A hereto;
WHEREAS, the consummation of the Merger requires that the Merger Agreement be adopted by stockholders of Udemy by the Requisite Udemy Vote;
WHEREAS, as a condition and inducement to Coursera entering into the Merger Agreement, Coursera has required that the Udemy Stockholders agree, and the Udemy Stockholders have agreed, to enter into this Agreement and abide by the covenants and obligations with respect to the Covered Udemy Shares (as defined herein); and
WHEREAS, the Board of Directors of Udemy (the “Udemy Board”) has unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, understanding that the execution and delivery of this Agreement by the Udemy Stockholders is a material inducement and condition to Coursera’s willingness to enter into the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
General
Section 1.01. Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement in effect on the date hereof. The following terms, as used in this Agreement, shall have the following meanings:
“affiliate” means, with respect to a specified person, any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. For purposes hereof, Udemy and its Subsidiaries shall be deemed not to be affiliates of the Udemy Stockholders.
“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act, and a person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities. The terms “Beneficially Own”, “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.
“Controlled Affiliate” means, with respect to an Udemy Stockholder, an affiliate of such Udemy Stockholder of which such Udemy Stockholder, directly or indirectly, (i) owns a majority of the outstanding voting equity interests or (ii) has the right to designate or elect a majority of the members of the board of directors or similar governing body. In no event shall Controlled Affiliates of any Udemy Stockholder be deemed to include portfolio companies as such term is commonly understood in the private equity industry; provided that such portfolio company is not acting on behalf or at the direction of any Udemy Stockholder.

“Covered Udemy Shares” means, collectively, Udemy Common Stock and any additional shares of Udemy Common Stock of which such Udemy Stockholder acquires Beneficial Ownership on or after the date hereof. For the avoidance of doubt, in the event of any change in the Udemy Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares (a “Stock Split”), or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Covered Udemy Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease, preference or priority right or other right to acquire any interest, or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind (including any conditional sale or other title retention agreement).
“Expiration Date” means the earliest to occur of (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, (iii) the termination of this Agreement by written agreement of all of the parties and (iv) the date on which any amendment to the Merger Agreement is effected, or any waiver of Udemy’s rights under the Merger Agreement is granted, in each case, without the Udemy Stockholders’ prior written consent, that reduces the Exchange Ratio (except as the result of a Stock Split) or changes the form of the Merger Consideration (other than an addition of any cash consideration).
“Permitted Transfer” means, in each case, with respect to each Udemy Stockholder, any Transfer of Covered Udemy Shares by the Udemy Stockholder (i) to another Udemy Stockholder or to an affiliate of such Udemy Stockholder; (ii) to any charitable foundation or organization, including donor advised funds; (iii) if such Udemy Stockholder is an individual, to any member of such Udemy Stockholder’s immediate family, or to a trust for the sole benefit of such Udemy Stockholder or any members of such Udemy Stockholder’s immediate family; (iv) in connection with the settlement, exercise, termination or vesting of an Udemy Equity Award held by an Udemy Stockholder to the extent necessary in order to (A) pay, as applicable, the exercise price of such Udemy Equity Award (including on a “net settlement” basis) or (B) satisfy Taxes or Tax withholding obligations applicable thereto; (v) to the extent required by any non-consensual judgement or divorce decree issued after the date hereof or by will, intestacy or other similar applicable Law; or (vi) pursuant to, and in compliance with, a written plan that meets the requirements of Rule 10b5-1 under the Exchange Act in effect as of, and disclosed in Udemy SEC Reports filed prior to, the date hereof; provided that, in the case of any Transfer pursuant to the foregoing clauses (i), (ii) or (iii), such transferee, as a condition precedent, and prior to, such Transfer, executes and delivers to Coursera a joinder to this Agreement, in form and substance reasonably acceptable to Coursera, pursuant to which such affiliate agrees to become a party to this Agreement and be subject to the restrictions and obligations applicable to such Udemy Stockholder; provided further that, notwithstanding the foregoing, no Transfer shall relieve the transferring Udemy Stockholder from its obligations under this Agreement except with respect to any Covered Udemy Shares Transferred pursuant to a Permitted Transfer (subject to compliance with Section 4.01(c)).
“Transfer” means (i) any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other transfer (by operation of law or otherwise) of, any capital stock or interest in any capital stock (or any security convertible or exchangeable into such capital stock), (ii) grant of any voting rights appurtenant thereto or (iii) entry into any option, Contract, arrangement, understanding or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii) above; provided, that (A) liens on Covered Udemy Shares in favor of a bank or broker-dealer, in each case holding custody of or otherwise lending against the Covered Udemy Shares in the ordinary course of business, shall not be considered a Transfer hereunder (a “Permitted Pledge”), (B) any hedging or derivative transaction that is designed to manage the economic risks of ownership shall not be considered a Transfer hereunder (provided that no such transaction transfers any voting rights with respect to any Covered Udemy Shares) and (C) any direct or indirect transfer of equity or other interests in the Udemy Stockholder by its equityholders shall not constitute a Transfer (provided, that such transfer does not constitute a change of control of such Udemy Stockholder).

ARTICLE 2
Voting
Section 2.01. Agreement To Vote.
(a) From the date of this Agreement until the Expiration Date, each Udemy Stockholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the Udemy Meeting and at any other meeting of the stockholders of Udemy at which any of the following matters are submitted for the consideration and vote of the stockholders of Udemy, however called, including any adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Udemy with respect to any of the following matters, each Udemy Stockholder shall, and shall cause each holder of record of such Udemy Stockholder’s Covered Udemy Shares on any applicable record date to (including via proxy), in each case to the fullest extent that the Covered Udemy Shares are entitled to vote thereon or consent thereto:
(i) appear at each such meeting or otherwise cause the Covered Udemy Shares Beneficially Owned by such Udemy Stockholder to be counted as present thereat for purposes of calculating a quorum; and
(ii) vote (or cause to be voted), in person or by proxy, all of the Covered Udemy Shares Beneficially Owned by such Udemy Stockholder: (A) in favor of (1) the adoption and approval of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, (2) any proposal to adjourn or postpone any meeting of the stockholders of Udemy at which the foregoing matter is submitted for consideration if there is not a quorum or sufficient votes for approval of such matter on the date on which the meeting is held to vote upon any of the foregoing matters (in which case, for the avoidance of doubt, the foregoing clause (1) and this clause (2) will apply with respect to such meeting when reconvened) and (3) any other matter or action necessary for the consummation of the Merger; and (B) against (x) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, (y) any Acquisition Proposal (other than the Merger and the transactions contemplated by the Merger Agreement) or (z) any action which would reasonably be expected to prevent, materially impair, materially delay or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger.
(b) Each Udemy Stockholder hereby (i) waives, and agrees not to exercise or assert, any appraisal or similar rights (including under Section 262 of Delaware Law) in connection with the Merger and (ii) agrees (A) not to commence or participate in and (B) to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Coursera, Merger Sub, Udemy or any of their respective affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated thereby, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (2) alleging a breach of any fiduciary duty of the Udemy Board in connection with this Agreement, the Merger Agreement or the transactions contemplated thereby (it being understood that nothing in this Section 2.01 shall (x) constitute, or be deemed to constitute, a waiver or release by such Udemy Stockholder of any claim or cause of action against Coursera, Merger Sub, Udemy or any of their respective affiliates to the extent arising out of a breach of this Agreement or (y) restrict or prohibit such Udemy Stockholder from asserting counterclaims or defenses in any proceeding brought or claims asserted against it by Coursera, Merger Sub, Udemy or any of their respective affiliates relating to this Agreement or the Merger Agreement or the transactions contemplated thereby, or from enforcing its rights under this Agreement or any other valid Contract entered into with Coursera or Udemy or any of their respective Affiliates to which it is a party (it being understood that no such Contract with Udemy or any of its affiliates will limit the obligations of the Udemy Stockholders hereunder).
(c) Notwithstanding anything in this Agreement to the contrary, each Udemy Stockholder shall remain free to vote its Covered Udemy Shares with respect to any matter not covered by this Section 2.01 in any manner that such Udemy Stockholder deems appropriate. For the avoidance of doubt, nothing in this Agreement shall require any Udemy Stockholder to vote (or cause to be voted) any of the Covered Udemy Shares in any manner with respect to an amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement, in any such case, in a manner that (i) reduces the Exchange Ratio (except as the result of a Stock Split) or (ii) is otherwise materially adverse to the Udemy Stockholders.

(d) The obligations of each Udemy Stockholder specified in this Section 2.01 shall apply whether or not the Merger or any action described above is recommended by the Udemy Board (or any committee thereof).
Section 2.02. No Inconsistent Agreements. Each Udemy Stockholder hereby represents, warrants, covenants and agrees that, except for this Agreement, to the extent expressly permitted under this Agreement or as would not reasonably be expected to prevent, materially impair or materially delay the performance of any of such Udemy Stockholder’s obligations under this Agreement or the consummation of the transactions contemplated by the Merger Agreement, neither such Udemy Stockholder nor any of its Controlled Affiliates (a) has entered into, or shall enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to Covered Udemy Shares Beneficially Owned by such Udemy Stockholder, (b) has granted, or shall grant at any time while the Merger Agreement remains in effect, a proxy, consent or power of attorney with respect to the Covered Udemy Shares Beneficially Owned by such Udemy Stockholder (except pursuant to any irrevocable proxy card delivered to Udemy directing that such Covered Udemy Shares be voted in accordance with Section 2.01) or (c) has taken or shall knowingly take while this Agreement remains in effect any action that would have the effect of making any representation or warranty of such Udemy Stockholder contained herein untrue or incorrect; provided, however, that this Section 2.02 shall not prevent an Udemy Stockholder from Transferring Covered Stockholder Shares Beneficially Owned by such Udemy Stockholder pursuant to a Permitted Transfer.
ARTICLE 3
Representations And Warranties of the Udemy Stockholders
Each Udemy Stockholder, solely on behalf of itself, hereby severally, and not jointly with respect to any other person, represents and warrants to Coursera as follows:
Section 3.01. Authorization; Validity of Agreement. Such Udemy Stockholder, if not a natural person, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Udemy Stockholder has the requisite capacity and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Udemy Stockholder and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding obligation of such Udemy Stockholder, enforceable against such Udemy Stockholder in accordance with its terms, subject to the Enforceability Exceptions.
Section 3.02. Ownership. As of the date hereof, such Udemy Stockholder (a) is the Beneficial Owner or the record holder of the shares of Udemy Common Stock indicated on Exhibit A hereto opposite such Udemy Stockholder’s name, free and clear of any Encumbrances other than Encumbrances (i) created by this Agreement, (ii) created by applicable federal or state securities laws or by community property laws, (iii) that constitute a Permitted Pledge or (iv) that would not reasonably be expected to prevent, materially impair or materially delay the performance of such Udemy Stockholder’s obligations under this Agreement or the consummation of the transactions contemplated by the Merger Agreement, and has good and valid title such shares of Udemy Common Stock. As of the date hereof, the shares of Udemy Common Stock indicated on Exhibit A hereto opposite such Udemy Stockholder’s name constitute all of the shares of Udemy Common Stock Beneficially Owned by such Udemy Stockholder or its Controlled Affiliates. As of the date hereof, such Udemy Stockholder has and, after the date hereof, unless Transferred pursuant to a Permitted Transfer, will have at all times during the term of this Agreement prior to obtaining the Requisite Udemy Vote requisite voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in Article 2 and power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the shares of Udemy Common Stock indicated on Exhibit A hereto opposite such Udemy Stockholder’s name and with respect to all of the Covered Udemy Shares, as necessary for such Udemy Stockholder to perform its obligations under this Agreement.
Section 3.03. No Violation. Except as would not reasonably be expected to prevent, materially impair or materially delay the performance of any of such Udemy Stockholder’s obligations under this Agreement or the consummation of the transactions contemplated by the Merger Agreement, none of the execution and delivery of this Agreement by such Udemy Stockholder, or the performance by such Udemy Stockholder of its obligations hereunder and thereunder and the consummation of the transactions contemplated by the Merger Agreement, including the Merger, will (a) conflict with or violate any applicable Law (subject to compliance with the matters referenced in Section 3.04) or any certificate or articles of incorporation, as applicable, or bylaws or other equivalent organizational documents of such Udemy Stockholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of such Udemy Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Udemy Stockholder is a party, or by which it or any of its properties or assets may be bound.
Section 3.04. Consents and Approvals. Except as would not reasonably be expected to prevent, materially impair or materially delay the performance of any of such Udemy Stockholder’s obligations under this Agreement or the consummation of the transactions contemplated by the Merger Agreement, the execution and delivery of this Agreement by such Udemy Stockholder does not, and the performance by such Udemy Stockholder of its obligations hereunder and the consummation of the transactions contemplated by the Merger Agreement, including the Merger, will not require such Udemy Stockholder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, other than (i) the filing of any required reports with the SEC and (ii) filings set forth on Exhibit B.
Section 3.05. Absence of Litigation. As of the date hereof, there is no legal, administrative, arbitral or other proceeding, demand, claim, action or governmental or regulatory investigation (any of the foregoing, a “Proceeding”) of any nature pending or, to the knowledge of such Udemy Stockholder, threatened against or affecting such Udemy Stockholder and/or any of its affiliates before (or, in the case of threatened Proceedings, that would be before) any arbitrator or Governmental Entity, that has had or could reasonably be expected to prevent, materially impair or materially delay the ability of such Udemy Stockholder to perform its obligations hereunder or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by the Merger Agreement, including the Merger.
Section 3.06. Adequate Information. Such Udemy Stockholder is a sophisticated holder with respect to the Covered Udemy Shares and has adequate information concerning the transactions contemplated by the Merger Agreement, including the Merger, and concerning the business and financial condition of Udemy and Coursera to make an informed decision regarding the matters referred to herein and has independently, without reliance upon Udemy, Coursera, any of their affiliates or any of the respective Representatives of the foregoing, and based on such information as such Udemy Stockholder has deemed appropriate, made such Udemy Stockholder’s own analysis and decision to enter into this Agreement.
Section 3.07. Merger Agreement. Such Udemy Stockholder has received and reviewed a copy of this Agreement and the Merger Agreement, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the consummation of the Merger is subject to the conditions set forth in the Merger Agreement, and as such there can be no assurance that the transactions contemplated by the Merger Agreement, including the Merger, will be consummated.
Section 3.08. Broker’s Fees. No broker, finder or financial advisor or other intermediary is entitled to a fee or commission from Coursera, Merger Sub or Udemy in respect of this Agreement or the Merger Agreement based upon any arrangement or agreement made by or on behalf of such Udemy Stockholder.
Section 3.09. Reliance by Coursera. Such Udemy Stockholder understands and acknowledges that Coursera is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Udemy Stockholder and the representations and warranties of such Udemy Stockholder contained herein. Such Udemy Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.
ARTICLE 4
Other Covenants
Section 4.01. Prohibition On Transfers; Other Actions.
(a) From the date of this Agreement until the earlier of (i) the Expiration Date and (ii) such time as the Requisite Udemy Vote has been obtained, each Udemy Stockholder agrees that it shall not Transfer any Covered Udemy Shares, and shall cause its Covered Udemy Shares not to be Transferred, unless such Transfer is a Permitted Transfer. Any Transfer in violation of this provision shall be void ab initio. Neither such Udemy Stockholder nor any of its Controlled Affiliates shall request that Udemy or its transfer agent register the transfer (book-entry or otherwise) of any of the Covered Udemy Shares Beneficially Owned by such Udemy Stockholder and such Udemy Stockholder hereby consents, and will cause its Controlled Affiliates to consent, to the entry of stop transfer instructions by Udemy of any transfer of the Covered Udemy Shares Beneficially Owned by such Udemy Stockholder, unless such transfer is a Permitted Transfer.
(b) Each Udemy Stockholder agrees that it shall not, and shall not permit any Controlled Affiliate to, (i) enter into any agreement, arrangement or understanding with any person, or knowingly take any other action, that violates or materially conflicts with or would reasonably be expected to violate or materially conflict with, or result in or give rise to a violation of or material conflict with, such Udemy Stockholder’s representations, warranties, covenants and obligations under this Agreement; or (ii) take any action that materially restricts such Udemy Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement.
(c) Notwithstanding anything herein to the contrary, until the termination of this Agreement in accordance with Section 5.01, if, while a Controlled Affiliate of such Udemy Stockholder holds any Covered Udemy Shares, such Controlled Affiliate would cease to be a Controlled Affiliate in relation to the Udemy Stockholder, then such Udemy Stockholder shall, and shall cause such Controlled Affiliate to, take all actions necessary to Transfer all of the Covered Udemy Shares held by such person to such Udemy Stockholder or to another person that is a Controlled Affiliate of such Udemy Stockholder prior to such Controlled Affiliate ceasing to be a Controlled Affiliate in relation to such Udemy Stockholder.
(d) Each Udemy Stockholder shall cause its Controlled Affiliates that hold Covered Udemy Shares to be bound by the applicable terms of this Agreement as if they were parties hereto, including Section 4.01 and Section 4.05, and shall take the necessary steps to inform its Representatives of the obligations undertaken pursuant to this Agreement. Any violation of this Agreement by any such Affiliates or Representatives shall be deemed to be a violation by such Udemy Stockholder of this Agreement.
Section 4.02. No Solicitation. Until the Expiration Date, each Udemy Stockholder agrees that neither it nor any of its Controlled Affiliates, directors or officers shall, and that it shall direct its other Representatives to the extent acting on such Udemy Stockholder’s behalf not to, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries, offers or proposals, or the making, submission or announcement of any inquiry, offer or proposal which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) engage or participate in any negotiations with any person in connection with or concerning an Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person in connection with or relating to an Acquisition Proposal or (iv) approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) in connection with or relating to an Acquisition Proposal. Until the Expiration Date, each Udemy Stockholder will immediately cease and cause to be terminated any activities, discussions or negotiations with any person other than Coursera with respect to any Acquisition Proposal.
Section 4.03. Notice Of Acquisitions. Each Udemy Stockholder agrees to notify Coursera as promptly as reasonably practicable in writing of the number of any additional shares of Udemy Common Stock or other securities of Udemy of which such Udemy Stockholder acquires Beneficial Ownership on or after the date hereof and prior to the Udemy Meeting, other than as a result of (a) the grant of Udemy Equity Awards in accordance with the terms of the Merger Agreement or (b) the exercise, vesting or settlement of Udemy Equity Awards held by such Udemy Stockholder as of the date of this Agreement or described in the foregoing clause (a). Each Udemy Stockholder agrees that, without the prior written consent of Coursera, neither it nor any of its Controlled Affiliates shall purchase or acquire, directly or indirectly, Beneficial Ownership of any shares of Coursera Common Stock.
Section 4.04. Regulatory Cooperation.
(a) The Udemy Stockholders agree to use reasonable best efforts to (i) make, or cause to be made, the registrations, declarations and filings required or advisable in connection with obtaining any regulatory authorizations, consents, clearances, orders or approvals (including as set forth on Exhibit B) in connection with the receipt by the Udemy Stockholders of the Merger Consideration (the “Udemy Stockholder Filings”) as promptly as reasonably practicable after the date of this Agreement and (ii) obtain all other authorizations, consents, clearances, orders or approvals required to be obtained from any Governmental Entity of competent jurisdiction as a precondition to the receipt by the Udemy Stockholders of the Merger Consideration as soon as reasonably practicable. All documented filing fees incurred by the Udemy Stockholders in connection with the Udemy Stockholder Filings shall be borne by Coursera.
(b) Coursera shall reasonably cooperate with and assist (including providing information) the Udemy Stockholders in connection with the performance of the Udemy Stockholders obligations pursuant to Section 4.04(a).
(c) The Udemy Stockholders shall, to the extent permitted by applicable Law, (i) promptly notify Coursera and Udemy of any material written communication made or received by the Udemy Stockholders to or with any Governmental Entity relating to any Udemy Stockholder Filings, and, if permitted by applicable Law, permit Coursera and Udemy to review in advance any material proposed written communication to any such Governmental Entity relating to any such Udemy Stockholder Filing and consider in good faith Coursera’s or Udemy’s (and any of their respective outside counsels’) reasonable comments to such proposed written communication, (ii) reasonably consult with Coursera and Udemy in advance and, to the extent permitted by such Governmental Entity, give Coursera and Udemy the opportunity to attend or participate, as applicable, in any material in-person meeting or substantive discussion with any Governmental Entity in respect of any such Udemy Stockholder Filing, or any investigation or inquiry relating to any such Udemy Stockholder Filing, and (iii) promptly furnish Coursera and Udemy with copies of all material correspondence, filings and written communications between the Udemy Stockholders and their respective affiliates and Representatives, on the one hand, and such Governmental Entity or its respective staff, on the other hand, with respect to any Udemy Stockholder Filing; provided that materials exchanged pursuant to this Section 4.04 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove competitively sensitive material; provided, further that the parties hereto may, as they deem advisable or necessary, designate any materials provided to the other pursuant to this Section 4.04 as “outside counsel only.”
(d) The Udemy Stockholders shall reasonably cooperate with and assist (including providing information reasonably requested by Udemy or Coursera) Udemy and Coursera in connection with (i) preparing and filing as promptly as practicable with any Governmental Entity all filings to be filed by Udemy or any of its affiliates or Coursera or any of its affiliates in connection with the transactions contemplated by the Merger Agreement, including the Merger and (ii) obtaining any of the Requisite Regulatory Approvals in connection with the transactions contemplated by the Merger Agreement, including the Merger.
(e) Without limiting the foregoing, (i) each Udemy Stockholder hereby authorizes Coursera and Udemy to publish and disclose in any disclosure relating to the transactions contemplated by the Merger Agreement, including the Merger, including in the Joint Proxy Statement, such Udemy Stockholder’s identity and its ownership of Covered Udemy Shares and the nature of such Udemy Stockholder’s obligations under this Agreement and (ii) Coursera and Udemy hereby authorize such Udemy Stockholder and its affiliates to publish and disclose the nature of such Udemy Stockholder’s obligations under this Agreement in filings with the SEC, including pursuant to Schedule 13D and Schedule 13G.
Section 4.05. Investor Rights Agreement. Effective as of the Effective Time, each Udemy Stockholder party to that certain Fifth Amended and Restated Investor Rights Agreement, dated as of November 13, 2020 (the “IRA”), by and among Udemy, certain investors and certain other parties (as amended from time to time) irrevocably consents to and approves the termination of the IRA, without any further obligation or liability of Udemy or any of its Subsidiaries or such Udemy Stockholder or any of its affiliates thereunder.
Section 4.06. Resale Shelf. Promptly following the Effective Time, Coursera shall file a resale shelf registration statement covering the resale of the Merger Consideration received by the Udemy Stockholders in the Merger continuing for a period of two years, on customary terms (including customary blackout periods) to be agreed by the parties in good faith; provided that Coursera will not be required to file any such resale shelf registration statement earlier than 90 days after the Effective Time or if otherwise not permitted by applicable law. The parties shall cooperate in good faith to effect the filing of such resale shelf registration statement.
ARTICLE 5
Miscellaneous
Section 5.01. Termination. This Agreement shall remain in effect until the Expiration Date and shall automatically terminate without further action by any of the parties as of the Expiration Date. Upon the termination of this Agreement, neither party hereto shall have any further rights, obligations or liabilities hereunder; provided that neither the provisions of this Section 5.01 nor the termination of this Agreement shall (i) relieve any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement prior to such termination or expiration or (ii) if this Agreement terminates because the Effective Time has occurred, terminate the obligations under Section 2.01(b), Section 4.06 or Article 5, in each case, except as such obligations specifically terminate in accordance with the terms thereof. This Agreement shall not be terminated prior the Expiration Date without the prior written consent of Udemy.
Section 5.02. No Agreement as Director or Officer. Nothing in this Agreement, including Article 2, shall limit or restrict any Udemy Stockholder, or any affiliate or designee of any Udemy Stockholder, who serves as a director or officer of Udemy or any of its Subsidiaries in his or her capacity as a director or officer of Udemy or such Subsidiary, as applicable, it being understood that this Agreement applies to each Udemy Stockholder solely in its capacity as a holder of Udemy Common Stock and does not apply to, and shall not limit or affect in any manner, any such Udemy Stockholder, affiliate or designee’s actions, omissions, votes, judgments or decisions as a director or officer, as applicable, of Udemy or any of its Subsidiaries, and no such action, omission, judgment or decision, in such Udemy Stockholder, affiliate or designee’s capacity as a director or officer of Udemy or any of its Subsidiaries, shall violate any of such Udemy Stockholder’s agreements or obligations under this Agreement.
Section 5.03. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties unless and until (i) the Merger Agreement is executed by all parties thereto (following approval by the Udemy Board, for purposes of any applicable Takeover Statutes, of the transactions contemplated by the Merger Agreement and this Agreement) and (ii) this Agreement is executed by all parties hereto.
Section 5.04. No Ownership Interest. Each Udemy Stockholder has agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to the Covered Udemy Shares Beneficially Owned by an Udemy Stockholder shall remain vested in and belong to such Udemy Stockholder and its applicable Controlled Affiliates, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant Coursera any power, sole or shared, to direct or control the voting or disposition of any of the Covered Udemy Shares Beneficially Owned by such Udemy Stockholder. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other person, including Coursera, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.
Section 5.05. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (unless the recipient delivers an “out of office” response or other automated notice that such e-mail transmission has been rejected or not been received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Coursera to:

Coursera, Inc.
2440 West El Camino Real, Suite 500
Mountain View, CA 94040
	Attention:	*****
	Email:	*****

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	David C. Karp Ronald C. Chen Kyle M. Diamond
	E-mail:	DCKarp@wlrk.com RCChen@wlrk.com KMDiamond@wlrk.com

and

(b) if to any of the Udemy Stockholders, to the address for notice set forth on such Udemy Stockholder’s signature page hereto, with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Attention:	Remi P. Korenblit Martin W. Korman Lianna Whittleton
E-mail:	RKorenblit@wsgr.com MKorman@wsgr.com LWhittleton@wsgr.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.
Section 5.06. Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement.
Section 5.07. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
Section 5.08. Entire Agreement. This Agreement (including the documents and instruments referred to herein) and, to the extent referenced herein, the Merger Agreement, constitutes the entire agreement among the parties with respect to the subject matter thereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
Section 5.09 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relate to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements, or the Merger (the “Relevant Matters”) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles that would result in the application of the Law of any other state.
(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to the Relevant Matters exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5.05. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES,

AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF THE RELEVANT MATTERS BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.09(c).
Section 5.10. Express Third-Party Beneficiary; Amendment; Waiver.
(a) Udemy may rely upon this Agreement and enforce the provisions hereof as an intended and express third-party beneficiary.
(b) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement and Udemy or, in the case of a waiver, by the party against whom the waiver is to be effective.
(c) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.
Section 5.11. Specific Enforcement. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 5.12. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
Section 5.13. Successors and Assigns. Other than to a transferee pursuant to a Permitted Transfer (which, for the avoidance of doubt, will not relieve the Transferring Udemy Stockholder of its obligations hereunder except with respect to any Covered Udemy Shares Transferred pursuant to a Permitted Transfer (subject to compliance with Section 4.01(c))), neither this Agreement nor any of the rights, interests or obligations contained herein shall be assigned by a party hereto (whether by operation of law or otherwise) without the prior written consent of Coursera and Udemy. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Other than with respect to Udemy, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
Section 5.14. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 5.15. No Recourse. Coursera agrees that no Udemy Stockholder shall be liable in his, her or its capacity as a stockholder of Udemy for claims, losses, damages, expenses, liabilities or obligations arising under the Merger Agreement; provided that this sentence will not in any manner limit liability under this Agreement. Except as expressly set forth herein, in no event shall any Udemy Stockholder have any liability under this Agreement with respect to the representations, warranties, liabilities, covenants or obligations of any other stockholder of Udemy whether under this Agreement or any other Udemy Voting Agreement or otherwise. Notwithstanding anything to the contrary herein, this Agreement may only be enforced against, and any claim or cause of action based upon, or arising under, this Agreement may only be brought against, the persons that are expressly named as parties hereto and their respective successors and assigns.
[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

COURSERA, INC.

By:	/s/ Gregory M. Hart
	Name:	Gregory M. Hart
	Title:	President and Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

GRACE SOFTWARE CROSS FUND HOLDINGS, LLC

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT PARTNERS PUBLIC EQUITIES MASTER FUND, L.P.

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT PARTNERS PUBLIC EQUITIES GP, LLC

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT VENTURE MANAGEMENT, LLC

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT VENTURE PARTNERS VII, L.P.

By:	Insight Venture Associates VII, L.P., its general partner
By:	Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT VENTURE PARTNERS VII (CO-INVESTORS), L.P.

By:	Insight Venture Associates VII, L.P., its general partner
By:	Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT VENTURE PARTNERS (CAYMAN) VII, L.P.

By:	Insight Venture Associates VII, L.P., its general partner
By:	Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT VENTURE PARTNERS (DELAWARE) VII, L.P.

By:	Insight Venture Associates VII, L.P., its general partner
By:	Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT VENTURE ASSOCIATES VII, LTD.

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT VENTURE ASSOCIATES VII, L.P.

By:	Insight Venture Associates VII, Ltd., its general partner

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT ASSOCIATES XI, L.P.

By:	Insight Associates XI, Ltd., its general partner

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT ASSOCIATES XI, LTD.

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Attorney-in-Fact

Address:	*****

Email:	*****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attention: Morgan Elwyn; Matthew J. Haddad E-mail: melwyn@willkie.com; mhaddad@willkie.com

[Signature Page to Voting Agreement]

EXHIBIT A

EXHIBIT B

UDEMY STOCKHOLDER CONSENTS AND APPROVALS
1.
To the extent applicable, the filing of any required applications, filings and notices under the HSR Act with respect to the issuance of Coursera Common Stock to the Udemy Stockholders and any of their respective affiliates, and the expiration or termination of any applicable waiting period (or extension thereof) under the HSR Act with respect thereto.

Annex D
EXECUTION VERSION
VOTING AGREEMENT
This VOTING AGREEMENT (this “Agreement”), dated as of December 17, 2025, is by and among Udemy, Inc., a Delaware corporation (“Udemy”), and the undersigned signatories set forth on the signature pages hereto under the heading “Coursera Stockholders” (collectively, the “Coursera Stockholders”). Udemy and the Coursera Stockholders are each sometimes referred to herein individually as a “party” and collectively as the “parties.”
W I T N E S S E T H:
WHEREAS, concurrently with the execution and delivery of this Agreement, Udemy, Coursera, Inc., a Delaware public benefit corporation (“Coursera”), and Chess Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Coursera (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”);
WHEREAS, as of the date hereof, each of the Coursera Stockholders is the beneficial or record owner of such number of shares of common stock, par value $0.00001 per share, of Coursera (the “Coursera Common Stock”) set forth opposite such Coursera Stockholder’s name on Exhibit A hereto;
WHEREAS, the consummation of the Merger requires that the Charter Amendment and the Share Issuance be approved by stockholders of Coursera by the Requisite Coursera Vote;
WHEREAS, as a condition and inducement to Udemy entering into the Merger Agreement, Udemy has required that the Coursera Stockholders agree, and the Coursera Stockholders have agreed, to enter into this Agreement and abide by the covenants and obligations with respect to the Covered Coursera Shares (as defined herein); and
WHEREAS, the Board of Directors of Coursera (the “Coursera Board”) has unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, understanding that the execution and delivery of this Agreement by the Coursera Stockholders is a material inducement and condition to Coursera’s willingness to enter into the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
General
Section 1.01. Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement in effect on the date hereof. The following terms, as used in this Agreement, shall have the following meanings:
“affiliate” means, with respect to a specified person, any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. For purposes hereof, Coursera and its Subsidiaries shall be deemed not to be affiliates of the Coursera Stockholders.
“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act, and a person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities. The terms “Beneficially Own”, “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.
“Controlled Affiliate” means, with respect to a Coursera Stockholder, an affiliate of such Coursera Stockholder of which such Coursera Stockholder, directly or indirectly, (i) owns a majority of the outstanding voting equity interests or (ii) has the right to designate or elect a majority of the members of the board of directors or similar governing body. In no event shall Controlled Affiliates of any Coursera Stockholder be deemed to include portfolio companies as such term is commonly understood in the private equity industry; provided that such portfolio company is not acting on behalf or at the direction of any Coursera Stockholder.
“Covered Coursera Shares” means, collectively, Coursera Common Stock and any additional shares of Coursera Common Stock of which such Coursera Stockholder acquires Beneficial Ownership on or after the date hereof. For the avoidance of doubt, in the event of any change in the Coursera Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares (a “Stock Split”), or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Covered Coursera Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease, preference or priority right or other right to acquire any interest, or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind (including any conditional sale or other title retention agreement).
“Expiration Date” means the earliest to occur of (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, (iii) the termination of this Agreement by written agreement of all of the parties and (iv) the date on which any amendment to the Merger Agreement is effected, or any waiver of Coursera’s rights under the Merger Agreement is granted, in each case, without the Coursera Stockholders’ prior written consent, that increases the Exchange Ratio (except as the result of a Stock Split) or changes the form of the Merger Consideration.
“Permitted Transfer” means, in each case, with respect to each Coursera Stockholder, any Transfer of Covered Coursera Shares by the Coursera Stockholder (i) to another Coursera Stockholder or to an affiliate of such Coursera Stockholder; (ii) to any charitable foundation or organization, including donor advised funds; (iii) if such Coursera Stockholder is an individual, to any member of such Coursera Stockholder’s immediate family, or to a trust for the sole benefit of such Coursera Stockholder or any members of such Coursera Stockholder’s immediate family; (iv) in connection with the settlement, exercise, termination or vesting of a Coursera Equity Award held by a Coursera Stockholder to the extent necessary in order to (A) pay, as applicable, the exercise price of such Coursera Equity Award (including on a “net settlement” basis) or (B) satisfy Taxes or Tax withholding obligations applicable thereto; (v) to the extent required by any non-consensual judgement or divorce decree issued after the date hereof or by will, intestacy or other similar applicable Law; or (vi) pursuant to, and in compliance with, a written plan that meets the requirements of Rule 10b5-1 under the Exchange Act in effect as of, and disclosed in Coursera SEC Reports filed prior to, the date hereof; provided that, in the case of any Transfer pursuant to the foregoing clauses (i), (ii) or (iii), such transferee, as a condition precedent, and prior to, such Transfer, executes and delivers to Udemy a joinder to this Agreement, in form and substance reasonably acceptable to Udemy, pursuant to which such affiliate agrees to become a party to this Agreement and be subject to the restrictions and obligations applicable to such Coursera Stockholder; provided further that, notwithstanding the foregoing, no Transfer shall relieve the transferring Coursera Stockholder from its obligations under this Agreement except with respect to any Covered Coursera Shares Transferred pursuant to a Permitted Transfer (subject to compliance with Section 4.01(c)).
“Transfer” means (i) any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other transfer (by operation of law or otherwise) of, any capital stock or interest in any capital stock (or any security convertible or exchangeable into such capital stock), (ii) grant of any voting rights appurtenant thereto or (iii) entry into any option, Contract, arrangement, understanding or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii) above; provided, that (A) liens on Covered Coursera Shares in favor of a bank or broker-dealer, in each case holding custody of or otherwise lending against the Covered Coursera Shares in the ordinary course of business, shall not be considered a Transfer hereunder (a “Permitted Pledge”), (B) any hedging or derivative transaction that is designed to manage the economic risks of ownership shall not be considered a Transfer hereunder (provided that no such transaction transfers any voting rights with respect to any Covered Coursera Shares) and (C) any direct or indirect transfer of equity or other interests in the Coursera Stockholder by its equityholders shall not constitute a Transfer (provided, that such transfer does not constitute a change of control of such Coursera Stockholder).

ARTICLE 2
Voting
Section 2.01. Agreement To Vote.
(a) From the date of this Agreement until the Expiration Date, each Coursera Stockholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the Coursera Meeting and at any other meeting of the stockholders of Coursera at which any of the following matters are submitted for the consideration and vote of the stockholders of Coursera, however called, including any adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Coursera with respect to any of the following matters, each Coursera Stockholder shall, and shall cause each holder of record of such Coursera Stockholder’s Covered Coursera Shares on any applicable record date to (including via proxy), in each case to the fullest extent that the Covered Coursera Shares are entitled to vote thereon or consent thereto:
(i) appear at each such meeting or otherwise cause the Covered Coursera Shares Beneficially Owned by such Coursera Stockholder to be counted as present thereat for purposes of calculating a quorum; and
(ii) vote (or cause to be voted), in person or by proxy, all of the Covered Coursera Shares Beneficially Owned by such Coursera Stockholder: (A) in favor of (1) the approval of the Charter Amendment and the Share Issuance, (2) any proposal to adjourn or postpone any meeting of the stockholders of Coursera at which the foregoing matter is submitted for consideration if there is not a quorum or sufficient votes for approval of such matter on the date on which the meeting is held to vote upon any of the foregoing matters (in which case, for the avoidance of doubt, the foregoing clause (1) and this clause (2) will apply with respect to such meeting when reconvened) and (3) any other matter or action necessary for the consummation of the Merger; and (B) against (x) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, (y) any Acquisition Proposal (other than the Merger and the transactions contemplated by the Merger Agreement) or (z) any action which would reasonably be expected to prevent, materially impair, materially delay or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger.
(b) Each Coursera Stockholder hereby agrees (i) not to commence or participate in and (ii) to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Udemy, Coursera, Merger Sub, or any of their respective affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated thereby, including any claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (B) alleging a breach of any fiduciary duty of the Coursera Board in connection with this Agreement, the Merger Agreement or the transactions contemplated thereby (it being understood that nothing in this Section 2.01 shall (1) constitute, or be deemed to constitute, a waiver or release by such Coursera Stockholder of any claim or cause of action against Udemy, Coursera, Merger Sub or any of their respective affiliates to the extent arising out of a breach of this Agreement or (2) restrict or prohibit such Coursera Stockholder from asserting counterclaims or defenses in any proceeding brought or claims asserted against it by Udemy, Coursera, Merger Sub or any of their respective affiliates relating to this Agreement or the Merger Agreement or the transactions contemplated thereby, or from enforcing its rights under this Agreement or any other valid Contract entered into with Udemy or Coursera or any of their respective Affiliates to which it is a party (it being understood that no such Contract with Coursera or any of its affiliates will limit the obligations of the Coursera Stockholders hereunder).
(c) Notwithstanding anything in this Agreement to the contrary, each Coursera Stockholder shall remain free to vote its Covered Coursera Shares with respect to any matter not covered by this Section 2.01 in any manner that such Coursera Stockholder deems appropriate. For the avoidance of doubt, nothing in this Agreement shall require any Coursera Stockholder to vote (or cause to be voted) any of the Covered Coursera Shares in any manner with respect to an amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement, in any such case, in a manner that (i) increases the Exchange Ratio (except as the result of a Stock Split) or (ii) is otherwise materially adverse to the Coursera Stockholders.

(d) The obligations of each Coursera Stockholder specified in this Section 2.01 shall apply whether or not the Share Issuance or the Charter Amendment or any action described above is recommended by the Coursera Board (or any committee thereof).
Section 2.02. No Inconsistent Agreements. Each Coursera Stockholder hereby represents, warrants, covenants and agrees that, except for this Agreement, to the extent expressly permitted under this Agreement or as would not reasonably be expected to prevent, materially impair or materially delay the performance of any of such Coursera Stockholder’s obligations under this Agreement or the consummation of the transactions contemplated by the Merger Agreement, neither such Coursera Stockholder nor any of its Controlled Affiliates (a) has entered into, or shall enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to Covered Coursera Shares Beneficially Owned by such Coursera Stockholder, (b) has granted, or shall grant at any time while the Merger Agreement remains in effect, a proxy, consent or power of attorney with respect to the Covered Coursera Shares Beneficially Owned by such Coursera Stockholder (except pursuant to any irrevocable proxy card delivered to Coursera directing that such Covered Coursera Shares be voted in accordance with Section 2.01) or (c) has taken or shall knowingly take while this Agreement remains in effect any action that would have the effect of making any representation or warranty of such Coursera Stockholder contained herein untrue or incorrect; provided, however, that this Section 2.02 shall not prevent a Coursera Stockholder from Transferring Covered Stockholder Shares Beneficially Owned by such Coursera Stockholder pursuant to a Permitted Transfer.
ARTICLE 3
Representations And Warranties of the Coursera Stockholders
Each Coursera Stockholder, solely on behalf of itself, hereby severally, and not jointly with respect to any other person, represents and warrants to Udemy as follows:
Section 3.01. Authorization; Validity of Agreement. Such Coursera Stockholder, if not a natural person, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Coursera Stockholder has the requisite capacity and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Coursera Stockholder and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding obligation of such Coursera Stockholder, enforceable against such Coursera Stockholder in accordance with its terms, subject to the Enforceability Exceptions.
Section 3.02. Ownership. As of the date hereof, such Coursera Stockholder (a) is the Beneficial Owner or the record holder of the shares of Coursera Common Stock indicated on Exhibit A hereto opposite such Coursera Stockholder’s name, free and clear of any Encumbrances other than Encumbrances (i) created by this Agreement, (ii) created by applicable federal or state securities laws or by community property laws, (iii) that constitute a Permitted Pledge or (iv) that would not reasonably be expected to prevent, materially impair or materially delay the performance of such Coursera Stockholder’s obligations under this Agreement or the consummation of the transactions contemplated by the Merger Agreement, and has good and valid title such shares of Coursera Common Stock. As of the date hereof, the shares of Coursera Common Stock indicated on Exhibit A hereto opposite such Coursera Stockholder’s name constitute all of the shares of Coursera Common Stock Beneficially Owned by such Coursera Stockholder or its Controlled Affiliates. As of the date hereof, such Coursera Stockholder has and, after the date hereof, unless Transferred pursuant to a Permitted Transfer, will have at all times during the term of this Agreement prior to obtaining the Requisite Coursera Vote requisite voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in Article 2 and power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the shares of Coursera Common Stock indicated on Exhibit A hereto opposite such Coursera Stockholder’s name and with respect to all of the Covered Coursera Shares, as necessary for such Coursera Stockholder to perform its obligations under this Agreement.
Section 3.03. No Violation. Except as would not reasonably be expected to prevent, materially impair or materially delay the performance of any of such Coursera Stockholder’s obligations under this Agreement or the consummation of the transactions contemplated by the Merger Agreement, none of the execution and delivery of this Agreement by such Coursera Stockholder, or the performance by such Coursera Stockholder of its obligations hereunder and thereunder and the consummation of the transactions contemplated by the Merger Agreement, including the Merger, will (a) conflict with or violate any applicable Law (subject to compliance with the matters referenced in Section 3.04) or any certificate or articles of incorporation, as applicable, or bylaws or other equivalent organizational documents of such Coursera Stockholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of such Coursera Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Coursera Stockholder is a party, or by which it or any of its properties or assets may be bound.
Section 3.04. Consents and Approvals. Except as would not reasonably be expected to prevent, materially impair or materially delay the performance of any of such Coursera Stockholder’s obligations under this Agreement or the consummation of the transactions contemplated by the Merger Agreement, the execution and delivery of this Agreement by such Coursera Stockholder does not, and the performance by such Coursera Stockholder of its obligations hereunder and the consummation of the transactions contemplated by the Merger Agreement, including the Merger, will not require such Coursera Stockholder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, other than the filing of any required reports with the SEC.
Section 3.05. Absence of Litigation. As of the date hereof, there is no legal, administrative, arbitral or other proceeding, demand, claim, action or governmental or regulatory investigation (any of the foregoing, a “Proceeding”) of any nature pending or, to the knowledge of such Coursera Stockholder, threatened against or affecting such Coursera Stockholder and/or any of its affiliates before (or, in the case of threatened Proceedings, that would be before) any arbitrator or Governmental Entity, that has had or could reasonably be expected to prevent, materially impair or materially delay the ability of such Coursera Stockholder to perform its obligations hereunder or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by the Merger Agreement, including the Merger.
Section 3.06. Adequate Information. Such Coursera Stockholder is a sophisticated holder with respect to the Covered Coursera Shares and has adequate information concerning the transactions contemplated by the Merger Agreement, including the Merger, and concerning the business and financial condition of Coursera and Udemy to make an informed decision regarding the matters referred to herein and has independently, without reliance upon Coursera, Udemy, any of their affiliates or any of the respective Representatives of the foregoing, and based on such information as such Coursera Stockholder has deemed appropriate, made such Coursera Stockholder’s own analysis and decision to enter into this Agreement.
Section 3.07. Merger Agreement. Such Coursera Stockholder has received and reviewed a copy of this Agreement and the Merger Agreement, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the consummation of the Merger is subject to the conditions set forth in the Merger Agreement, and as such there can be no assurance that the transactions contemplated by the Merger Agreement, including the Merger, will be consummated.
Section 3.08. Broker’s Fees. No broker, finder or financial advisor or other intermediary is entitled to a fee or commission from Udemy, Coursera or Merger Sub in respect of this Agreement or the Merger Agreement based upon any arrangement or agreement made by or on behalf of such Coursera Stockholder.
Section 3.09. Reliance by Udemy. Such Coursera Stockholder understands and acknowledges that Udemy is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Coursera Stockholder and the representations and warranties of such Coursera Stockholder contained herein. Such Coursera Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.
ARTICLE 4
Other Covenants
Section 4.01. Prohibition On Transfers; Other Actions.
(a) From the date of this Agreement until the earlier of (i) the Expiration Date and (ii) such time as the Requisite Coursera Vote has been obtained, each Coursera Stockholder agrees that it shall not Transfer any Covered Coursera Shares, and shall cause its Covered Coursera Shares not to be Transferred, unless such Transfer is a Permitted Transfer. Any Transfer in violation of this provision shall be void ab initio. Neither such Coursera Stockholder nor any of its Controlled Affiliates shall request that Coursera or its transfer agent register the transfer (book-entry or otherwise) of any of the Covered Coursera Shares Beneficially Owned by such Coursera Stockholder and such Coursera Stockholder hereby consents, and will cause its Controlled Affiliates to consent, to the entry of stop transfer instructions by Coursera of any transfer of the Covered Coursera Shares Beneficially Owned by such Coursera Stockholder, unless such transfer is a Permitted Transfer.
(b) Each Coursera Stockholder agrees that it shall not, and shall not permit any Controlled Affiliate to, (i) enter into any agreement, arrangement or understanding with any person, or knowingly take any other action, that violates or materially conflicts with or would reasonably be expected to violate or materially conflict with, or result in or give rise to a violation of or material conflict with, such Coursera Stockholder’s representations, warranties, covenants and obligations under this Agreement; or (ii) take any action that materially restricts such Coursera Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement.
(c) Notwithstanding anything herein to the contrary, until the termination of this Agreement in accordance with Section 5.01, if, while a Controlled Affiliate of such Coursera Stockholder holds any Covered Coursera Shares, such Controlled Affiliate would cease to be a Controlled Affiliate in relation to the Coursera Stockholder, then such Coursera Stockholder shall, and shall cause such Controlled Affiliate to, take all actions necessary to Transfer all of the Covered Coursera Shares held by such person to such Coursera Stockholder or to another person that is a Controlled Affiliate of such Coursera Stockholder prior to such Controlled Affiliate ceasing to be a Controlled Affiliate in relation to such Coursera Stockholder.
(d) Each Coursera Stockholder shall cause its Controlled Affiliates that hold Covered Coursera Shares to be bound by the applicable terms of this Agreement as if they were parties hereto, including Section 4.01, and shall take the necessary steps to inform its Representatives of the obligations undertaken pursuant to this Agreement. Any violation of this Agreement by any such Affiliates or Representatives shall be deemed to be a violation by such Coursera Stockholder of this Agreement.
Section 4.02. No Solicitation. Until the Expiration Date, each Coursera Stockholder agrees that neither it nor any of its Controlled Affiliates, directors, managers or officers shall, and that it shall direct its other Representatives to the extent acting on such Coursera Stockholder’s behalf not to, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries, offers or proposals, or the making, submission or announcement of any inquiry, offer or proposal which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) engage or participate in any negotiations with any person in connection with or concerning an Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person in connection with or relating to an Acquisition Proposal or (iv) approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) in connection with or relating to an Acquisition Proposal. Until the Expiration Date, each Coursera Stockholder will immediately cease and cause to be terminated any activities, discussions or negotiations with any person other than Udemy with respect to any Acquisition Proposal.
Section 4.03. Notice Of Acquisitions. Each Coursera Stockholder agrees to notify Udemy as promptly as reasonably practicable in writing of the number of any additional shares of Coursera Common Stock or other securities of Coursera of which such Coursera Stockholder acquires Beneficial Ownership on or after the date hereof and prior to the Coursera Meeting, other than as a result of (a) the grant of Coursera Equity Awards in accordance with the terms of the Merger Agreement or (b) the exercise, vesting or settlement of Coursera Equity Awards held by such Coursera Stockholder as of the date of this Agreement or described in the foregoing clause (a). Each Coursera Stockholder agrees that, without the prior written consent of Udemy, neither it nor any of its Controlled Affiliates shall purchase or acquire, directly or indirectly, Beneficial Ownership of any shares of Udemy Common Stock.
Section 4.04. Regulatory Cooperation.
(a) The Coursera Stockholders shall reasonably cooperate with and assist (including providing information reasonably requested by Udemy or Coursera) Udemy and Coursera in connection with (i) preparing and filing as promptly as practicable with any Governmental Entity all filings to be filed by Udemy or any of its affiliates or Coursera or any of its affiliates in connection with the transactions contemplated by the Merger Agreement, including the Merger and (ii) obtaining any of the Requisite Regulatory Approvals in connection with the transactions contemplated by the Merger Agreement, including the Merger.
(b) Without limiting the foregoing, (i) each Coursera Stockholder hereby authorizes Coursera and Udemy to publish and disclose in any disclosure relating to the transactions contemplated by the Merger Agreement, including the Merger, including in the Joint Proxy Statement, such Coursera Stockholder’s identity and its ownership of Covered Coursera Shares and the nature of such Coursera Stockholder’s obligations under this Agreement and (ii) Coursera and Udemy hereby authorize such Coursera Stockholder and its affiliates to publish and disclose the nature of such Coursera Stockholder’s obligations under this Agreement in filings with the SEC, including pursuant to Schedule 13D and Schedule 13G.
ARTICLE 5
Miscellaneous
Section 5.01. Termination. This Agreement shall remain in effect until the Expiration Date and shall automatically terminate without further action by any of the parties as of the Expiration Date. Upon the termination of this Agreement, neither party hereto shall have any further rights, obligations or liabilities hereunder; provided that neither the provisions of this Section 5.01 nor the termination of this Agreement shall (i) relieve any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement prior to such termination or expiration or (ii) if this Agreement terminates because the Effective Time has occurred, terminate the obligations under Section 2.01(b) or Article 5, in each case, except as such obligations specifically terminate in accordance with the terms thereof. This Agreement shall not be terminated prior the Expiration Date without the prior written consent of Coursera.
Section 5.02. No Agreement as Director or Officer. Nothing in this Agreement, including Article 2, shall limit or restrict any Coursera Stockholder, or any affiliate or designee of any Coursera Stockholder, who serves as a director or officer of Coursera or any of its Subsidiaries in his or her capacity as a director or officer of Coursera or such Subsidiary, as applicable, it being understood that this Agreement applies to each Coursera Stockholder solely in its capacity as a holder of Coursera Common Stock and does not apply to, and shall not limit or affect in any manner, any such Coursera Stockholder, affiliate or designee’s actions, omissions, votes, judgments or decisions as a director or officer, as applicable, of Coursera or any of its Subsidiaries, and no such action, omission, judgment or decision, in such Coursera Stockholder, affiliate or designee’s capacity as a director or officer of Coursera or any of its Subsidiaries, shall violate any of such Coursera Stockholder’s agreements or obligations under this Agreement.
Section 5.03. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties unless and until (i) the Merger Agreement is executed by all parties thereto and (ii) this Agreement is executed by all parties hereto.
Section 5.04. No Ownership Interest. Each Coursera Stockholder has agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to the Covered Coursera Shares Beneficially Owned by a Coursera Stockholder shall remain vested in and belong to such Coursera Stockholder and its applicable Controlled Affiliates, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant Udemy any power, sole or shared, to direct or control the voting or disposition of any of the Covered Coursera Shares Beneficially Owned by such Coursera Stockholder. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other person, including Udemy, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.
Section 5.05. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (unless the recipient delivers an “out of office” response or other automated notice that such e-mail transmission has been rejected or not been received), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Udemy to:

Udemy, Inc.
600 Harrison Street, 3rd Floor
San Francisco, California 94107
	Attention:	*****
	E-mail:	*****

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Attention:	Remi P. Korenblit
Martin W. Korman
Lianna Whittleton
E-mail:	RKorenblit@wsgr.com
MKorman@wsgr.com
LWhittleton@wsgr.com

and
(b) if to any of the Coursera Stockholders, to the address for notice set forth on such Coursera Stockholder’s signature page hereto, with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	David C. Karp
Ronald C. Chen
Kyle M. Diamond
E-mail:	DCKarp@wlrk.com
RCChen@wlrk.com
KMDiamond@wlrk.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.
Section 5.06. Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement.
Section 5.07. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
Section 5.08. Entire Agreement. This Agreement (including the documents and instruments referred to herein) and, to the extent referenced herein, the Merger Agreement, constitutes the entire agreement among the parties with respect to the subject matter thereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
Section 5.09 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relate to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements, or the Merger (the “Relevant Matters”) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles that would result in the application of the Law of any other state.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to the Relevant Matters exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5.05. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.
(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF THE RELEVANT MATTERS BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.09(c).
Section 5.10. Express Third-Party Beneficiary; Amendment; Waiver.
(a) Coursera may rely upon this Agreement and enforce the provisions hereof as an intended and express third-party beneficiary.
(b) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement and Coursera or, in the case of a waiver, by the party against whom the waiver is to be effective.
(c) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.
Section 5.11. Specific Enforcement. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 5.12. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
Section 5.13. Successors and Assigns. Other than to a transferee pursuant to a Permitted Transfer (which, for the avoidance of doubt, will not relieve the Transferring Coursera Stockholder of its obligations hereunder except with respect to any Covered Coursera Shares Transferred pursuant to a Permitted Transfer (subject to compliance with

Section 4.01(c))), neither this Agreement nor any of the rights, interests or obligations contained herein shall be assigned by a party hereto (whether by operation of law or otherwise) without the prior written consent of Udemy and Coursera. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Other than with respect to Coursera, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
Section 5.14. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 5.15. No Recourse. Udemy agrees that no Coursera Stockholder shall be liable in his, her or its capacity as a stockholder of Coursera for claims, losses, damages, expenses, liabilities or obligations arising under the Merger Agreement; provided that this sentence will not in any manner limit liability under this Agreement. Except as expressly set forth herein, in no event shall any Coursera Stockholder have any liability under this Agreement with respect to the representations, warranties, liabilities, covenants or obligations of any other stockholder of Coursera whether under this Agreement or any other Coursera Voting Agreement or otherwise. Notwithstanding anything to the contrary herein, this Agreement may only be enforced against, and any claim or cause of action based upon, or arising under, this Agreement may only be brought against, the persons that are expressly named as parties hereto and their respective successors and assigns.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

UDEMY, INC.

By:	/s/ Hugo Sarrazin
	Name:	Hugo Sarrazin
	Title:	Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA Partners 17, L.P., its general partner
By:	NEA 17 GP, LLP, its general partner

By:	/s/ Stephanie Brecher
	Name:	Stephanie Brecher
	Title:	Chief Legal Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA Partners 13, Limited
Partnership, its general partner
By:	NEA 13 GP, LTD, its general partner

By:	/s/ Stephanie Brecher
	Name:	Stephanie Brecher
	Title:	Chief Legal Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

/s/ Andrew Ng
Andrew Ng

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

NEA 13 GP, LTD

By:	/s/ Stephanie Brecher
	Name:	Stephanie Brecher
	Title:	Chief Legal Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

NEA 17 GP, LLP

By:	/s/ Stephanie Brecher
	Name:	Stephanie Brecher
	Title:	Chief Legal Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

NEA PARTNERS 13, L.P.

By: NEA 13 GP, LTD, its general partner

By:	/s/ Stephanie Brecher
	Name:	Stephanie Brecher
	Title:	Chief Legal Officer

[Signature Page to Voting Agreement]

NEA PARTNERS 17, L.P.

By: NEA 17 GP, LLP, its general partner

By:	/s/ Stephanie Brecher
	Name:	Stephanie Brecher
	Title:	Chief Legal Officer

[Signature Page to Voting Agreement]

NEW ENTERPRISE ASSOCIATES 13, L.P.

By: NEA Partners 13, L.P., its general partner
By: NEA 13 GP, LTD, its general partner

By:	/s/ Stephanie Brecher
	Name:	Stephanie Brecher
	Title:	Chief Legal Officer

[Signature Page to Voting Agreement]

EXHIBIT A

Annex E

December 16, 2025

Board of Directors
Coursera, Inc.
2440 West El Camino Real, Suite 500
Mountain View, California 94040
Members of the Board:
We understand that Coursera, Inc., a Delaware public benefit corporation (“Chess”), Udemy, Inc., a Delaware corporation (“Uno”), and Chess Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Chess (“Merger Sub”), plan to enter into an Agreement and Plan of Merger dated as of December 16, 2025 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Uno (the “Merger”). Pursuant to the Merger, Uno will become a wholly owned subsidiary of Chess, and each outstanding share of common stock, par value $0.00001 per share, of Uno (the “Uno Common Stock”) issued and outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”), other than any shares of Uno Common Stock that are owned directly by Chess, Uno or Merger Sub (in each case other than shares of Uno Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties), will be converted into the right to receive 0.800 (the “Exchange Ratio”) shares of common stock, par value $0.00001 per share, of Chess (the “Chess Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement is fair, from a financial point of view, to Chess.
For purposes of the opinion set forth herein, we have reviewed a draft of the Merger Agreement dated December 16, 2025 (the “Draft Merger Agreement”), certain related documents and certain publicly available financial statements of Uno and Chess and other business and financial information of Uno and Chess. We have also reviewed (i) certain forward-looking information relating to Uno prepared by the managements of Uno and Chess, including financial projections and operating data of Uno (the “Uno Projections”), (ii) certain forward-looking information relating to Chess prepared by the management of Chess, including financial projections and operating data of Chess (the “Chess Projections”), (iii) certain forward-looking information relating to the new combined company prepared by the management of Chess, including information relating to certain strategic, financial and operational impacts anticipated from the Merger prepared by the management of Chess (the “Pro Forma Projections”) and (iv) information relating to certain strategic, financial and operational benefits anticipated from the Merger prepared by the managements of Chess and Uno (the “Synergies”). Additionally, we discussed the past and current operations and financial condition and the prospects of Uno and Chess, including information relating to certain strategic, financial and operational impacts anticipated from the Merger, with senior management of Uno and Chess, respectively. We also reviewed the historical market prices and trading activity for Uno Common Stock and Chess Common Stock, and compared the financial performance of Uno and Chess and the prices and trading activity of Uno Common Stock and Chess Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we participated in certain discussions and negotiations among representatives of Uno, Chess and their respective financial and legal advisors, and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.
Three Embarcadero Center | 15th Floor | San Francisco, CA 94111
Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by Uno and Chess. With respect to the Uno Projections, we have been advised by the management of Chess, and have assumed, based on discussions with the management and the Board of Directors of Chess, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Chess of the future financial performance of Uno and other matters covered thereby. With respect to the Chess Projections, we have been advised by the management of Chess, and have assumed, based on discussions with the management and the Board of Directors of Chess, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Chess of the future financial performance of Chess and other matters covered thereby. With respect to the Pro Forma Projections, we have been advised by the management of Chess, and have assumed, based on discussions with the management and the Board of Directors of Chess, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Chess relating to the strategic, financial and operational impacts anticipated from the Merger. With respect to the Synergies, we have been advised by the management of Chess, and have assumed, based on discussions with the management and the Board of Directors of Chess, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Chess relating to the strategic, financial and operational benefits anticipated from the Merger. We express no view as to the Uno Projections, the Chess Projections, the Pro Forma Projections, or the Synergies or the assumptions on which each of the foregoing were based. We have assumed that the terms of the Draft Merger Agreement will not differ materially from the final executed Merger Agreement, and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay and with no adjustment to the Exchange Ratio. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Uno, Chess or the contemplated benefits expected to be derived in the proposed Merger. We have relied upon, without independent verification, the assessment of Chess and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Uno Of Chess or either of their respective affiliates, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of Chess as to (i) the strategic, financial and other impacts expected to result from the Merger or any other transactions following the closing of the Merger; (ii) the existing and future technologies, intellectual property, products, services and business models of Uno and Chess and the validity of, and risks associated with, such technologies, intellectual property, products, services and business models, (iii) Chess’s ability to integrate the businesses of Uno and Chess, including the timing and risks associated therewith, and (iv) Chess’s ability to retain key employees of Uno and Chess, respectively.
Three Embarcadero Center | 15th Floor | San Francisco, CA 94111
Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

We have acted as financial advisor to Chess in connection with the Merger and will receive a fee for our services, a portion of which will become payable upon delivery of this opinion. We will receive an additional, larger fee if the Merger is consummated. In addition, Chess has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between Qatalyst Partners or any of its affiliates, on the one hand, and Uno, Chess or Insight Partners and their majority-owned portfolio companies of which Qatalyst is aware (collectively, the “Relevant Parties” and each individually, a “Relevant Party”), on the other hand, pursuant to which compensation was received by Qatalyst Partners or its affiliates, except Qatalyst Partners has provided financial advisory services to (i) Recorded Future, a then-majority-owned portfolio company of Insight Partners, for which Qatalyst received an aggregate fee of approximately $42 million, (ii) a majority-owned portfolio company of Insight Partners for which Qatalyst Partners received a $75,000 financial advisory fee; and (iii) Chess has paid a $250,000 financial advisory fee to Qatalyst Partners in connection with its engagement of Qatalyst Partners. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Relevant Parties and/or their respective afflliates for which we would expect to receive compensation, and is currently acting as financial advisor to a majority-owned portfolio company of Insight Partners and if a potential transaction involving such Relevant Party is announced and subsequently consummated, Qatalyst Partners would expect to receive fees greater than the fees payable to Qatalyst Partners in connection with its engagement with Chess.
Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of Uno, Chess or certain of their respective affiliates.
This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of Chess and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to how any holders of shares of Chess Common Stock or shares of Uno Common Stock should vote with respect to the Merger or any other matter and does not in any manner address what the value of Chess Common Stock actually will be when issued pursuant to the Merger or the price at which Chess Common Stock or Uno Common Stock will trade or otherwise be transferable at any time.
Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of Chess to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Chess. Our opinion is limited to the fairness to Chess, from a financial point of view, of the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement, and we express no opinion with respect to (i) the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Chess or Uno or any of their respective affiliates, or any class of such persons, relative to such Exchange Ratio, (ii) any aspect or implication of the Merger, or any agreement, arrangement or understanding entered into in connection with the Merger or otherwise, as it relates to the public benefit, the benefits identified in the Certificate of Incorporation of Chess (the “Chess Certificate of Incorporation”) or Chess’ status as a Delaware public benefit corporation or (iii) the terms, aspects or implications of the contemplated amendments to the Chess Certificate of Incorporation.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to, and in accordance with, the terms of the Merger Agreement is fair, from a financial point of view, to Chess.
Yours faithfully,
/s/ Qatalyst Partners LP
Qatalyst Partners LP
Three Embarcadero Center | 15th Floor | San Francisco, CA 94111
Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

Annex F

December 16, 2025
Board of Directors
Udemy, Inc.
600 Harrison Street, 3rd Floor
San Francisco, California 94107
Members of the Board:
We understand that Udemy, Inc. (the “Company”), Coursera, Inc. (“Coursera”) and Chess Merger Sub, Inc., a direct, wholly owned subsidiary of Coursera (the “Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 16, 2025 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger Agreement, the Company will become a wholly owned subsidiary of Coursera, and each outstanding share of common stock, par value $0.00001 per share, of the Company (the “Company Common Stock”), except for shares of Company Common Stock that are owned directly by Coursera, the Company or Merger Sub (in each case other than shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties) (the “Cancelled Shares”), shall be converted into the right to receive 0.800 shares of common stock, par value $0.00001 per share, of Coursera (the “Coursera Common Stock”), subject to adjustment in certain circumstances. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Exchange Ratio as defined in and pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than the holders of the Cancelled Shares).
For purposes of the opinion set forth herein, we have:
1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and Coursera, respectively;
2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and Coursera, respectively;
3)
Reviewed certain financial projections prepared by the managements of the Company and Coursera, respectively, including certain adjustments to the financial projections of Coursera and certain extrapolations to those of the Company and Coursera in each case prepared at the direction of the management of the Company;

4)
Reviewed and discussed with the management of the Company certain publicly available Wall Street research containing financial projections relating to the Company and Coursera that are generally reflective of consensus estimates;

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and Coursera;
6)
Discussed the past and current operations and financial condition and the prospects of the Company and Coursera, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

7)	Reviewed the pro forma impact of the Merger on Coursera’s revenues, EBITDA and cash flow, consolidated capitalization and certain financial ratios;
8)	Reviewed the reported prices and trading activity through December 15, 2025 for the Company Common Stock and the Coursera Common Stock;
9)
Compared the financial performance of the Company and Coursera and the prices and the trading multiples of the Company Common Stock and Coursera Common Stock with that of certain other publicly-traded companies comparable with the Company and Coursera, respectively;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;
11)	Participated in certain discussions and negotiations among representatives of the Company and Coursera and their financial advisor;
12)	Reviewed the Merger Agreement and certain related documents; and
13)	Performed such other analyses and considered such other factors as we have deemed appropriate.
We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Coursera, and formed a substantial basis for this opinion. With respect to the financial projections as well as certain adjustments to the financial projections of Coursera and certain extrapolations to those of the Company and Coursera, in each case prepared at the direction of the Company, and information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Coursera of the future financial performance of the Company and Coursera, respectively. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions relevant to our analysis, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have at your direction relied upon, without independent verification, the assessment of the Company and Coursera and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Exchange Ratio. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Coursera, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Company and Coursera and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Coursera, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.
This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, this opinion does not in any manner address the prices at which Coursera Common Stock will trade following consummation of the Merger or at any time, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Company or Coursera should vote at the stockholders’ meetings to be held in connection with the Merger.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than holders of the Cancelled Shares).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Andrew Modelski
Andrew Modelski
Managing Director

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Coursera is incorporated under the laws of the State of Delaware. Section 145 of the DGCL, provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.
The Coursera Charter provides for the indemnification of Coursera’s directors to the fullest extent permitted under the DGCL. The Coursera Bylaws provide for the indemnification of Coursera’s directors and officers to the fullest extent permitted under the DGCL.
As permitted by Section 102(b)(7) of the DGCL, the Coursera Charter includes provisions that may eliminate the personal liability of Coursera’s directors for monetary damages resulting from breaches of their fiduciary duties as directors to the fullest extent permitted by the DGCL.
Under the Coursera Bylaws, expenses incurred by any director or officer in defending certain actions, suits, or proceedings in advance of its final disposition shall be paid by Coursera upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by Coursera, as long as such undertaking remains required by the DGCL.
Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock repurchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
As permitted by the DGCL, Coursera has entered into indemnification agreements with each of its directors and officers that require Coursera, among other things, to indemnify its directors and officers against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification agreements may be sufficiently broad to permit indemnification of Coursera’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. Under these agreements, Coursera is not required to provide indemnification for certain matters. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
Coursera has obtained an insurance policy that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.
The foregoing is only a general summary of certain aspects of Delaware law and the Coursera Charter and the Coursera Bylaws dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of those sections of the DGCL referenced above and the Coursera Charter and the Coursera Bylaws.
Under the Merger Agreement, from and after the Effective Time, the Combined Company will indemnify and hold harmless and advance expenses as incurred, in each case to the maximum extent permitted by applicable law, by such persons that are indemnified on December 17, 2025 by Udemy or Coursera pursuant to their and their respective subsidiaries’ respective governing or organizational documents and certain specified indemnification agreements for certain matters, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of Udemy, Coursera or any of their respective subsidiaries, and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement; provided, that in the case of advancement of expenses, the indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
In addition, for a period of six years after the Effective Time, the Combined Company will cause to be maintained in effect insurance coverage equivalent to the coverage under the current policies of directors’ and officers’ liability insurance maintained by Udemy as of December 17, 2025 (subject to the ability to substitute certain policies therefor) with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that the Combined Company will not be obligated to expend, on an annual basis, an amount in excess of 300% of the annual premium paid as of December 17, 2025 by Udemy for such insurance, and if such premiums for such insurance would at any time exceed such cap, then the Combined Company will cause to be maintained policies of insurance which, in the Combined Company’s good-faith determination, provide the maximum coverage available at an annual premium equal to such cap. In lieu of the foregoing, Udemy may, or at Coursera’s request will, obtain at or prior to the Effective Time a six-year “tail” policy under Udemy’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if the same may be obtained for an amount that, in the aggregate, does not exceed such cap.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of December 17, 2025, by and among Udemy, Inc., Coursera, Inc. and Chess Merger Sub, Inc. (included as Annex A to the proxy statement/prospectus which is part of this registration statement and incorporated by reference herein).†

3.1	Coursera Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q dated August 13, 2021).

3.2
Form of Amendment to Amended and Restated Certificate of Incorporation of Coursera, Inc. Charter Amendment (included as Annex B to the proxy statement/prospectus which is part of this registration statement and incorporated by reference herein).

3.3	Amended and Restated Bylaws of Coursera, Inc. (incorporated herein by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q dated August 13, 2021).

5.1	Opinion of Wachtell, Lipton, Rosen & Katz.

8.1	Opinion of Wilson Sonsini Goodrich & Rosati regarding certain federal income tax matters.

10.1
Voting Agreement, dated as of December 17, 2025, by and among Coursera, Inc. and certain stockholders of Udemy (included as Annex C to the proxy statement/prospectus, which is part of this registration statement and incorporated by reference herein).†

10.2
Voting Agreement, dated as of December 17, 2025, by and among Udemy, Inc. and certain stockholders of Coursera (included as Annex D to the proxy statement/prospectus, which is part of this registration statement and incorporated by reference herein).†

23.1	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm of Coursera, Inc.

23.2	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm of Udemy, Inc.

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 5.1).

23.4	Consent of Wilson Sonsini Goodrich & Rosati (included as part of its opinion filed as Exhibit 8.1).

24.1	Powers of Attorney (included on signature page).

99.1	Form of Proxy Card of Coursera, Inc.

99.2	Form of Proxy Card of Udemy, Inc.

99.3	Consent of Qatalyst Partners LP.

99.4	Consent of Morgan Stanley & Co. LLC.

107	Filing Fee Table.

†
Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Coursera hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Item 22.	Undertakings
(a)	The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities

Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)
That every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(11)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on February 25, 2026.

COURSERA, INC.

By:	/s/ Gregory M. Hart
	Name:	Gregory M. Hart
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory M. Hart, Michael Foley and Alan B. Cardenas, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-facts and agents, or his or her substitute or resubstitute, or any of them, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gregory M. Hart	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2026
Gregory M. Hart

/s/ Michael Foley	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer, Principal Accounting Officer)	February 25, 2026
Michael Foley

/s/ Andrew Y. Ng	Chairman	February 25, 2026
Andrew Y. Ng

/s/ Carmen Chang	Director	February 25, 2026
Carmen Chang

/s/ Amanda M. Clark	Director	February 25, 2026
Amanda M. Clark

/s/ Christopher D. McCarthy	Director	February 25, 2026
Christopher D. McCarthy

/s/ Theodore R. Mitchell	Director	February 25, 2026
Theodore R. Mitchell

/s/ Susan W. Muigai	Director	February 25, 2026
Susan W. Muigai

Signature	Title	Date

/s/ Scott D. Sandell	Director	February 25, 2026
Scott D. Sandell

/s/ Sabrina L. Simmons	Director	February 25, 2026
Sabrina L. Simmons